Filed Pursuant to Rule 424(b)(4)
Registration No. 333-170146

3,500,000 American Depositary Shares

JinkoSolar Holding Co., Ltd.

Representing 14,000,000 Ordinary Shares

JinkoSolar Holding Co., Ltd., or JinkoSolar, is offering 2,000,000 American depositary shares, or ADSs, and the selling shareholders identified in this prospectus are offering 1,500,000 ADSs. Each ADS represents four ordinary shares, par value US$0.00002 per share, of JinkoSolar. The ADSs are evidenced by American depositary receipts, or ADRs. JinkoSolar will not receive any proceeds from the sale of ADSs by the selling shareholders.

Our ADSs are listed on the New York Stock Exchange under the symbol “JKS.” On November 4, 2010, the last trading price for our ADSs as reported on the New York Stock Exchange was US$37.52 per ADS.

Investing in our ADSs involves risks. See “Risk Factors” beginning on page 16.

	Per ADS		Total
Public offering price	US$	36.00	US$	126,000,000
Underwriting discount	US$	1.71	US$	5,985,000
Proceeds, before expenses, to us	US$	34.29	US$	68,580,000
Proceeds, before expenses, to the selling shareholders	US$	34.29	US$	51,435,000

The underwriters have an option to purchase up to an aggregate of 525,000 additional ADSs from certain selling shareholders at the public offering price less the underwriting discount to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs evidenced by the ADRs against payment in U.S. dollars in New York, New York on or about November 10, 2010.

Credit Suisse

William Blair & Company	Roth Capital Partners

Collins Stewart

Rodman & Renshaw, LLC

The date of this prospectus is November 4, 2010

JinKO Solar

We Build Your Trust in Sun

A fast-growing, vertically integrated China-based solar product manufacturer

Production Capacity (MW)
600
500
400
300
200
100
0
300
50
90
300
150 ①
150 ②
600
600
600
September 30, 2009
December 31, 2009
December 31, 2010 E ③
Silicon Wafer
Solar Cell
Solar Module

① Commenced manufacturing and sales in July 2009

② Commenced manufacturing and sales in August 2009

③ Depending on our ability to obtain required approvals, permits and necessary financing

Our Value Chain

Virgin Polysilicon
Recovered Silicon Materials
Silicon Ingot
Silicon Wafer
Solar Cell
Solar Module

- **Vertically integrated** manufacturing platform
- **Increasingly diversified** high-quality customer base
- **High-quality** products
- **Rapid and cost-efficient** production capacity growth
- **In-house** recoverable silicon material processing operations
- **State-of-the-art** equipment & proprietary process technologies
- **Experienced** management team

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

i

PROSPECTUS SUMMARY

The following summary contains basic information about us and the ADSs we are offering. It may not contain all of the information that may be important to you. Before investing in the ADSs, you should read this entire prospectus carefully for a more complete understanding of our business and this offering, including our consolidated financial statements and related notes, and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

In this prospectus, all references to “we,” “us,” “our company” and “our” refer to JinkoSolar Holding Co., Ltd., its current and former subsidiaries for the relevant periods, and, except where the context otherwise requires, the following variable interest entities, or VIEs, which were consolidated for the following relevant periods: (i) Shangrao Yangfan Electronic Materials Co., Ltd., or Yangfan, from June 6, 2006 to September 1, 2008; (ii) Shangrao Tiansheng Semiconductor Materials Co., Ltd., or Tiansheng, from June 6, 2006 to September 30, 2008; (iii) Shanghai Alvagen International Trading Co., Ltd., or Alvagen, from April 29, 2007 to September 1, 2008; and (iv) Shangrao Hexing Enterprise Co., Ltd., or Hexing, from September 3, 2007 to September 30, 2008.

Our Business

We are a fast-growing vertically integrated solar power product manufacturer with low-cost operations based in Jiangxi Province and Zhejiang Province in China. We have built a vertically integrated solar product value chain from recovered silicon materials to solar modules. Our principal products are solar modules, silicon wafers and solar cells. We have been successful in making solar modules our largest revenue contributor. We sell our products in major export markets and in China.

As of September 30, 2010, our solar module production capacity was 450 MW, and we expect to increase our capacity to 600 MW by December 31, 2010. Our solar module production, which consists of both monocrystalline and multicrystalline modules, is supported by our solar cell and silicon wafer operations, which had production capacity of 300 MW and 600 MW, respectively, as of September 30, 2010. We plan to increase solar cell and module production capacity to 600 MW by December 31, 2010, so as to achieve full vertical integration along all segments of the solar value chain.

We sell our modules under our own brand “JinkoSolar,” as well as to original equipment manufacturers, or OEMs. All of our modules sold in Europe are CE and TÜV certified and all of our modules sold in the United States are UL certified. Our customers for solar modules include distributors, project developers and system integrators. We believe that our product quality is demonstrated by the fact that JinkoSolar modules have also been selected for utility-scale project-financed installations.

We have established subsidiaries in Germany and the United States to conduct sales, marketing and brand development for our products in the European and North American markets, and we intend to establish similar subsidiaries in other major markets to expand our customer base and market penetration. As of June 30, 2010, we had an aggregate of approximately 300 customers for our solar modules, solar cells and silicon wafers from China, Germany, Hong Kong, India, Italy and other countries and regions.

Historically we sold primarily recovered silicon materials, silicon ingots and silicon wafers. Commencing in 2009, we began to sell solar cells and solar modules. During the six months ended June 30, 2010, our product sales primarily consisted of solar modules, silicon wafers and solar cells. As we continue to increase the degree of vertical integration of our operations and expand our module production, we expect that our sales of solar modules will further increase and our sales of wafers and cells will correspondingly decline as we use a greater proportion of these products for our in-house module production.

We believe that demand for solar power products will continue to grow rapidly as solar power becomes an increasingly important source of renewable energy. To take advantage of the opportunity created by expected industry growth, we plan to increase our annual solar cell and solar module production capacity to approximately 600 MW each by the end of 2010 and we expect to achieve a fully vertically integrated solar module production capacity of 1 GW by the end of 2011.

We capitalize on our vertically integrated platform and low-cost manufacturing capability in China to produce quality products at competitive costs. In addition, the choice of Shangrao and Haining, China for our manufacturing bases provides us with convenient and timely access to key resources and conditions as well as our customer base to support our rapid growth and low-cost manufacturing operations. We also believe that our ability to source large volumes of recoverable silicon materials, treat such materials with our proprietary process technologies and use them in our production process according to formulas developed in-house provides us with a cost advantage over competitors who rely primarily on more expensive virgin polysilicon for their production.

We have achieved sustained and profitable growth since our inception in June 2006, although in 2009, our sales and net income were materially and adversely affected by the global economic crisis and credit market contraction. Our revenues were RMB709.2 million for the year ended December 31, 2007, RMB2,183.6 million for the year ended December 31, 2008, RMB1,567.9 million (US$231.2 million) for the year ended December 31, 2009 and RMB1,449.5 million (US$213.7 million) for the six months ended June 30, 2010, respectively. We had net income of RMB76.0 million, RMB218.7 million, RMB85.4 million (US$12.6 million) and RMB254.1 million (US$37.5 million) respectively, for the years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2010.

Our Industry

Solar power has emerged as one of the most rapidly growing renewable energy sources. Through a process known as the photovoltaic, or PV, effect, electricity is generated by solar cells that convert sunlight into electricity. In general, global solar cell production can be categorized by three different types of technologies, namely, monocrystalline silicon, multicrystalline silicon and thin film technologies. Crystalline silicon technology is currently the most commonly used, accounting for 81.8% of solar cell production in 2009, according to Solarbuzz LLC, or Solarbuzz, an independent international solar energy consulting company, compared to 18.2% for thin-film-based solar cells.

Although PV technology has been used for several decades, the solar power market grew significantly only in the past several years. According to Solarbuzz, the world PV market, defined as the total MW of modules delivered to installation sites, grew at an average compound annual growth rate, or CAGR, of 50% from 1,460 MW in 2005 to 7,300 MW in 2009. According to Solarbuzz, under the “Balanced Energy” forecast scenario, the lowest of three forecast scenarios, the world PV market is expected to reach 8,440 MW in 2010.

Despite the contraction in demand for solar power products during the second half of 2008 and the first half of 2009 resulting from the global economic crisis and credit market contraction, we believe that demand for solar power products has recovered significantly in response to a series of factors, including the recovery of the global economy, incentive policies for renewable energy including solar power, and the increasing availability of financing for solar power projects. Although selling prices for solar power products, including the average selling prices of our products, have generally stabilized in the third quarter of 2010 at levels substantially below pre-crisis prices, there is no assurance that such prices may not decline again. In addition, demand for solar power products is significantly affected by government incentives adopted to make solar power competitive with conventional fossil fuel power. We believe that demand will continue to grow rapidly in the long term as solar power becomes an increasingly important source of renewable energy. We believe the following factors will drive demand in the global solar power industry, including demand for our products:

•	advantages of solar power;

•	long-term growth in demand for alternative sources of energy;

•	government incentives for solar power; and

•	decreasing costs of solar energy.

We believe the following are the key challenges presently facing the solar power industry:

•	high cost of solar power compared with other sources of energy;

•	continuing reliance on government subsidies and incentives; and

•	the need to promote awareness and acceptance of solar power usage.

Our Competitive Strengths

We believe that the following strengths enable us to compete successfully in the solar power industry:

•	we have developed a vertically integrated manufacturing platform;

•	we have been able to build an increasingly diversified, high-quality customer base;

•	our ability to provide high-quality products enables us to increase our sales and enhance our brand recognition;

•	we have been able to rapidly grow our production capacity in a cost-efficient manner;

•

we meet a significant portion of our silicon material requirements through use of recovered silicon materials, which enables us to reduce our overall silicon raw material costs and improve our product quality and yield rate;

•	our efficient, state-of-the-art production equipment and proprietary process technologies enable us to enhance our productivity; and

•	we are led by a strong management team with demonstrated execution capabilities and ability to adapt to rapidly changing economic conditions.

Our Strategies

In order to achieve our goal of becoming a leading vertically integrated supplier of solar power products, we intend to pursue the following principal strategies:

•	further develop our vertically integrated business model and expand our production capacity;

•	continue to enhance our research and development capability with a focus on improving our manufacturing processes to reduce our average cost and improve the quality and efficiency of our products;

•	expand our sales and marketing network and enhance our sales and marketing channels both in and outside China;

•	Establish and strengthen our brand; and

•	diversify and strengthen our customer relationships while securing silicon raw material supplies at competitive cost.

Our Challenges

We believe that the following are some of the major challenges, risks and uncertainties that may materially affect us:

•	we may be adversely affected by volatile market and industry trends, in particular, the demand for our solar power products may decline, which may reduce our revenues and earnings;

•	a significant reduction in or discontinuation of government subsidies and economic incentives for installation of solar energy systems may have a material adverse effect on our results of operations;

•	our limited operating history makes it difficult to evaluate our results of operations and prospects;

•	our failure to successfully execute our business expansion plans would have a material adverse effect on the growth of our sales and earnings;

•

as polysilicon supply increases, the corresponding increase in the global supply of downstream solar power products may cause substantial downward pressure on the prices of our products and reduce our revenues and earnings;

•	we may not be able to obtain sufficient silicon raw materials in a timely manner, which could have a material adverse effect on our results of operations and financial condition;

•	volatility in the prices of silicon raw materials makes our procurement planning challenging and could have a material adverse effect on our results of operations and financial condition; and

•

notwithstanding our continuing efforts to further diversify our customer base, we derive, and expect to continue to derive, a significant portion of our revenues from a limited number of customers. As a result, the loss of, or a significant reduction in orders from, any of these customers would significantly reduce our revenues and harm our results of operations.

Please see “Risk Factors” beginning on page 16 and other information included in this prospectus for a discussion of these and other risks and uncertainties.

Our Corporate History and Structure

We are a Cayman Islands holding company and conduct substantially all of our business through our operating subsidiaries in China, Jinko Solar Co., Ltd., or Jiangxi Jinko, and Zhejiang Jinko Solar Co., Ltd., or Zhejiang Jinko. We own 100% of the equity interest in Paker Technology Limited, or Paker, a Hong Kong holding company, which owns 100% of the equity interest in Jiangxi Jinko. Paker and Jiangxi Jinko own 25% and 75%, respectively, of the equity interest in Zhejiang Jinko.

We have also established a number of subsidiaries to provide sales and marketing, payment settlement and logistics services to support our overseas expansion. JinkoSolar International Limited, JinkoSolar GmbH and JinkoSolar (U.S.) Inc., which are incorporated in Hong Kong, Germany and the U.S., respectively, are strategically located to increase our visibility and penetration in target market regions. In addition, Jinko Solar Import and Export Co., Ltd., or Jinko Import and Export, and Zhejiang Jinko Trading Co., Ltd., or Zhejiang Jinko Trading, were established to facilitate our import and export activities in the PRC.

The following diagram illustrates our corporate structure and the place of organization and ownership interest of each of our subsidiaries immediately before this offering:

We commenced our operations in June 2006 through our then consolidated subsidiary Jiangxi Desun Energy Co., Ltd., or Jiangxi Desun. On November 10, 2006, Paker was established in Hong Kong. On December 13, 2006, Paker established Jiangxi Jinko as our wholly-owned operating subsidiary in China. Jiangxi Desun ceased its solar power business in June 2008. In July 2008, we completed a domestic restructuring, or the 2008 Restructuring, pursuant to which Paker disposed of its interest in Jiangxi Desun.

On May 30, 2008, Paker issued an aggregate of 107,503 series A redeemable convertible preferred shares to Flagship Desun Shares Co., Limited, or Flagship, and Everbest International Capital Limited, or Everbest, and 14,629 ordinary shares to Wealth Plan Investments Limited, or Wealth Plan, in consideration for its consultancy services related to the issuance of series A redeemable convertible preferred shares.

On September 18, 2008, Paker issued an aggregate of 148,829 series B redeemable convertible preferred shares to SCGC Capital Holding Company Limited, or SCGC, CIVC Investment Ltd., or CIVC, Pitango Venture Capital Fund V, L.P. and Pitango Venture Capital Principals Fund V, L.P., or Pitango, TDR Investment Holdings Corporation, or TDR, and New Goldensea (Hong Kong) Group Company Limited, or New Goldensea.

On December 16, 2008, we undertook a share exchange pursuant to which all the then existing shareholders of Paker exchanged their respective shares in Paker for our newly issued shares of the same class and Paker became our wholly-owned subsidiary. Consequently, shareholders of Paker immediately before the share exchange became our shareholders, holding the same number of shares and of the same classes in us (without giving effect to the share split on September 15, 2009 discussed below) as in Paker immediately before the share exchange. JinkoSolar was registered as the sole shareholder of Paker on February 9, 2009. Subsequently, our founders and substantial shareholders, Xiande Li, Kangping Chen and Xianhua Li, transferred their shares in us to Brilliant Win Holdings Limited, or Brilliant, Yale Pride Limited, or Yale Pride, and Peaky Investments Limited, or Peaky, on December 16, 2008. Brilliant was owned by Xiande Li, Yale Pride was owned by Kangping Chen and Peaky was owned by Xianhua Li.

On June 26, 2009, Paker acquired 25%, and on June 30, 2009, Jiangxi Jinko acquired 75%, respectively, of the equity interest in Zhejiang Sun Valley Energy Application Technology Co., Ltd., or Sun Valley, a solar cell supplier which was also one of our largest silicon wafer customers by revenue before the acquisition. As a result, Sun Valley became our wholly-owned subsidiary. Subsequently, we changed the name of Sun Valley to Zhejiang Jinko Solar Co., Ltd., or Zhejiang Jinko, on August 10, 2009.

On September 15, 2009, we effected a share split with the result of each share becoming 50 shares of the same class, or the 2009 Share Split, pursuant to which each of the ordinary shares, series A redeemable convertible preferred shares and series B redeemable convertible preferred shares was subdivided into 50 shares of the relevant class.

On September 15, 2009, our founders and substantial shareholders, Xiande Li, Kangping Chen and Xianhua Li, through Brilliant, Yale Pride and Peaky, respectively, ratably transferred an aggregate of 3,812,900 ordinary shares to the holders of series B redeemable convertible preferred shares and an aggregate of 701,550 ordinary shares to Flagship.

On November 25, 2009, Paker established JinkoSolar International Limited, a trading company incorporated in Hong Kong, to facilitate settlement of payments and our overseas sales and marketing efforts.

On December 24, 2009, Jiangxi Jinko and Xiande Li established Jinko Import and Export, which subsequently became Jiangxi Jinko’s wholly-owned subsidiary before Xiande Li made any capital contribution to Jinko Import and Export. In addition to conducting sales, Jinko Import and Export coordinates our sales activities with production at our operating subsidiaries and primarily facilitates our import and export activities of Jiangxi Jinko in the PRC.

On April 1, 2010, Paker established JinkoSolar GmbH, a limited liability company incorporated in Germany, to establish a presence in Europe, expand our sales and marketing network and increase our brand recognition in strategic markets within the region.

On May 14, 2010, each of Brilliant, Yale Pride and Peaky became wholly owned by HSBC International Trustee Limited in its capacity as trustee, with each of Brilliant, Yale Pride and Peaky being held under a separate irrevocable trust constituted under the laws of the Cayman Islands.

On May 19, 2010, we completed our initial public offering, in which we offered and sold 5,835,000 ADSs representing 23,340,000 ordinary shares, raising US$64.2 million in proceeds before expenses to us. Our ADSs are listed on the New York Stock Exchange under the symbol “JKS.” In addition, all of our series A and series B redeemable convertible preferred shares were converted into ordinary shares upon the completion of our initial public offering.

On June 13, 2010, Zhejiang Jinko established Zhejiang Jinko Trading to primarily facilitate our import and export activities of Zhejiang Jinko in the PRC.

On August 19, 2010, Paker established JinkoSolar (U.S.) Inc., a limited liability company incorporated in the United States to establish a presence in North America, expand our sales and marketing network and increase our brand recognition in strategic markets within the region.

Corporate Information

Our principal executive office is located at 1 Jingke Road, Shangrao Economic Development Zone, Jiangxi Province, 334100, People’s Republic of China. Our telephone number at this address is (86-793) 846-9699 and our fax number is (86-793) 846-1152. Our registered office in the Cayman Islands is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

Investor inquiries should be directed to us at the address and telephone number of our principal executive office set forth above. Our website is www.jinkosolar.com. The information contained on our website is not part of this prospectus. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

Conventions That Apply to This Prospectus

Except where the context otherwise requires and for purposes of this prospectus only:

•	“Euro” or “€” refers to the legal currency of the European Union;

•

“founder selling shareholders” refers to Brilliant Win Holdings Limited, of which Xiande Li is the sole director, Yale Pride Limited, of which Kangping Chen is the sole director, and Peaky Investments Limited, of which Xianhua Li is the sole director;

•	“HK$” or “Hong Kong dollar” refers to the legal currency of Hong Kong;

•

“Jiangxi Desun” refers to Jiangxi Desun Energy Co., Ltd., an entity in which our founders and substantial shareholders, Xiande Li, Kangping Chen and Xianhua Li, each holds more than 10%, and collectively hold 73%, of the equity interest; Jiangxi Desun’s financial results were consolidated into our financial statements from June 6, 2006 to July 28, 2008;

•	“Jiangxi Jinko” refers to Jinko Solar Co., Ltd., our wholly-owned operating subsidiary incorporated in the PRC;

•

“June 2009 Modification” refers to (i) the agreement our founders and holders of series B redeemable convertible preferred reached on June 22, 2009 to amend the commitment letter executed and delivered by our founders to the holders of series B redeemable convertible preferred shares on December 16, 2008 in connection with the investment by the holders of our series B redeemable convertible preferred shares in us and (ii) the agreement among our founders and Flagship on July 22, 2009, both as described in “Description of Share Capital — History of Share Issuances and Other Financings — June 2009 Modification”;

•	“June 6, 2006” refers to the inception of our business;

•	“long-term supply contracts” refers to our polysilicon supply contracts with terms of one year or above;

•

“Photon Consulting Silicon Price Index” or “PCSPI” is an index of virgin polysilicon prices compiled and published by Photon Consulting LLC., an independent consulting firm. PCSPI is a weighted index in which silicon prices reported by each survey participant are weighted to reflect the nuances found in the length of reported silicon contracts, prepayments and price digression. The PCSPI relies on data gathered from survey participants with exposure to silicon contract and spot prices. The current organizational composition of the index includes both privately held and publicly traded buyers (consumers), sellers (producers) and trading companies located in North America, Asia and Europe;

•	“PRC” or “China” refers to the People’s Republic of China, excluding, for purposes of this prospectus, Taiwan, Hong Kong and Macau;

•

“Qualified IPO” refers to a fully underwritten initial public offering of our shares or ADSs with a listing on the New York Stock Exchange, or the NYSE. Our initial public offering was a Qualified IPO;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•

“September 2009 Modification” refers to the modifications to certain terms of the investment by the holders of series A and series B redeemable convertible preferred shares in us, as described in “Description of Share Capital — History of Share Issuances and Other Financings — September 2009 Modification;”

•

“series A redeemable convertible preferred shares” refers to our series A redeemable convertible preferred shares, par value US$0.00002 per share, which were converted into ordinary shares upon completion of our initial public offering;

•

“series B redeemable convertible preferred shares” refers to our series B redeemable convertible preferred shares, par value US$0.00002 per share, which were converted into ordinary shares upon completion of our initial public offering;

•	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

•

“watt” or “W” refers to the measurement of total electrical power, where “kilowatt” or “kW” means one thousand watts, “megawatts” or “MW” means one million watts and “gigawatt” or “GW” means one billion watts;

•	“Wp” refers to watt-peak, a measurement of power output, most often used in relation to photovoltaic solar energy devices;

•	“Xinwei” refers to Shangrao Xinwei Industry Co., Ltd., our PRC subsidiary from July 16, 2007 to December 28, 2007; and

•

“Zhejiang Jinko” refers to Zhejiang Jinko Solar Co., Ltd., formerly Zhejiang Sun Valley Energy Application Technology Co., Ltd., a solar cell supplier incorporated in the PRC which has been our wholly-owned subsidiary since June 30, 2009.

Unless we indicate otherwise or in “Our Corporate History and Structure — Offshore Reorganization,” all references to numbers of shares, price per share, earnings per share and par value per share of JinkoSolar have been adjusted to give effect to the 2009 Share Split, which resulted in each share becoming 50 shares of the same class.

Unless we indicate otherwise, all information in this prospectus assumes that the underwriters do not exercise their option to purchase additional ADSs.

This prospectus contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB6.7815 to US$1.00, the noon buying rate on June 30, 2010, as set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On October 29, 2010, the exchange rate was RMB6.6705 to US$1.00.

Consistent with industry practice, we measure our silicon wafer, solar cell and solar module production capacity and production output in MW, representing 1,000,000 watts of power-generating capacity. We believe MW is a more appropriate unit to measure our silicon wafer, solar cell and solar module production capacity and production output compared to number of silicon wafers, solar cells and solar modules, as our silicon wafers, solar cells and solar modules are or will be of different sizes. Furthermore, we manufacture both monocrystalline wafers and multicrystalline wafers, which have different conversion efficiencies. In addition, since the conversion efficiencies of our products have been continuously improving, we believe it is appropriate to assume different conversion efficiency rates of our products for different periods for the purpose of this prospectus.

For the period between the completion of our initial public offering until present, we assume an average conversion efficiency rate of 18.0% for solar cells using our monocrystalline wafers. This conversion efficiency is based on the mono-reference cells calibrated by the Fraunhofer Institute for Solar Energy Systems (FhG-ISE) in Freiburg, Germany. Based on this conversion efficiency, we assume that each 125 millimeter, or mm, by 125 mm monocrystalline wafer we produce can generate approximately 2.79 W of power, and that each 156 mm by 156 mm monocrystalline wafer we produce can generate approximately 4.30 W of power.

For the period between the completion of our initial public offering until present, we also assume an average conversion efficiency rate of 16.8% for solar cells using our multicrystalline wafers. This conversion efficiency is estimated based on the multi-reference cells calibrated by FhG-ISE. Based on this conversion efficiency, we assume that each 156 mm by 156 mm multi-crystalline wafer that we produce can generate approximately 4.08 W of power.

For the period between our inception and the completion of our initial public offering, we assume an average conversion efficiency rate of 16.5% for solar cells using our monocrystalline wafers. This conversion efficiency is estimated based on our 2008 revenues for monocrystalline wafer sales and on the data provided by our top three customers for monocrystalline wafers, which is highly dependent on the solar cell and solar module production processes of these customers. Based on this conversion efficiency, we assume that each 125 millimeter, or mm, by 125 mm monocrystalline wafer we produce can generate approximately 2.45 W of power, and that each 156 mm by 156 mm monocrystalline wafer we produce can generate approximately 4.02 W of power. We also assume an average conversion efficiency rate of 15.0% for solar cells using our multicrystalline wafers. This conversion efficiency is estimated based on the data provided by our top three customers for multicrystalline wafers based on our 2008 revenues for multicrystalline wafer sales and is highly dependent on the solar cell and module production processes of these customers. Based on this conversion efficiency, we assume that each 156 mm by 156 mm multicrystalline wafer that we produce can generate approximately 3.65 W of power.

THE OFFERING

Price per ADS	US$36.00

ADSs offered by us	2,000,000 ADSs

ADSs offered by the selling shareholders	1,500,000 ADS (including 300,000 ADSs offered by three founder selling shareholders, of which 150,000 ADSs are offered by Brilliant Win Holdings Limited, 90,000 ADSs are offered by Yale Pride Limited, and 60,000 ADSs are offered by Peaky Investments Limited)

ADSs outstanding immediately after this offering	9,335,000 ADS

Ordinary shares outstanding immediately after this offering	94,927,850 ordinary shares

The number of ordinary shares outstanding immediately after the offering:

•	excludes 4,272,130 ordinary shares as of the date of this prospectus issuable upon the exercise of outstanding options granted under our long-term incentive plan; and

•	excludes a further 3,052,992 ordinary shares reserved for issuance under our long-term incentive plan.

The ADSs	Each ADS represents four ordinary shares, par value US$0.00002 per share. The ADSs will be evidenced by a global ADR.

The depositary will be the holder of the ordinary shares underlying the ADSs and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and owners and beneficial owners of ADSs from time to time.

You may surrender your ADSs to the depositary to withdraw the ordinary shares underlying your ADSs. The depositary will charge you a fee for such an exchange.

We may amend or terminate the deposit agreement for any reason without your consent. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Option to purchase additional ADSs	Our founder selling shareholders have granted the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of 525,000 additional ADSs. We will not receive any of the proceeds from the sale of the additional ADSs.

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately US$67.6 million after deducting underwriting discounts and commissions and estimated aggregate offering expenses payable by us.

We intend to use the net proceeds we receive from this offering primarily for the following purposes:

• approximately US$50.0 million to expand our production capacity, including procuring new equipment and expanding or constructing manufacturing facilities; and

• the balance of the net proceeds we receive from this offering to be used as working capital and other general corporate purposes.

See “Use of Proceeds” for additional information.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of the risks you should carefully consider before deciding to invest in our ADSs.

NYSE trading symbol	“JKS”

Depositary	JPMorgan Chase Bank, N.A.

Lock-up

We have agreed for a period until 90 days after the date of this prospectus not to sell, transfer or otherwise dispose of any of our ordinary shares, all of our existing ADSs or similar securities. Furthermore, each of (i) the selling shareholders, (ii) the former holders of our series A and series B redeemable convertible preferred shares except TDR Investment Holdings Corporation, which will sell in this offering substantially all of our ordinary shares it currently holds, and (iii) certain directors and executive officers, has agreed to a similar 90-day lock-up. This lock-up will not apply to the exercise of share options granted as of the date of this prospectus, of which options to purchase 1,084,922 ordinary shares (equivalent to 271,230 ADSs) have vested or are expected to vest by November 30, 2010. See “Underwriting.”

Payment and settlement	The ADSs are expected to be delivered through the book-entry transfer facilities of the Depository Trust Company, or DTC, in New York, New York on or about November 10, 2010.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary consolidated statements of operations data and other consolidated financial and operating data for the period from June 6, 2006 to December 31, 2006 and consolidated balance sheet data as of December 31, 2006 and 2007 have been derived from our audited consolidated financial statements not included in this prospectus. The following summary consolidated statements of operations data and other consolidated financial and operating data for the years ended December 31, 2007, 2008 and 2009 and the consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. Our audited consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm. The following summary consolidated statements of operations data and other consolidated financial and operating data for the six months ended June 30, 2009 and 2010 and the consolidated balance sheet data as of June 30, 2010 have been derived from our unaudited condensed consolidated financial statements, which are included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated financial statements on the same basis as our audited consolidated financial statements. The unaudited condensed consolidated financial statements include all adjustments, consisting only of normal and recurring adjustments, which we consider necessary for a fair presentation of our financial position and operating results for the periods presented.

You should read the summary consolidated financial and operating data in conjunction with our consolidated financial statements and related notes, “Selected Consolidated Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results do not necessarily indicate our expected results for any future periods. We have determined that we were no longer the primary beneficiary of Yangfan and Alvagen as of September 1, 2008 and Tiansheng and Hexing were no longer VIEs as of September 30, 2008. As a result, we were no longer required to consolidate their financial results with ours as of September 1, 2008 and September 30, 2008, respectively.

	For the Period from June 6, 2006 to December 31,	For the Year Ended December 31,				For the Six Months Ended June 30,
	2006	2007	2008	2009	2009	2009	2010	2010
	(RMB)	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenues	116,234.2	709,152.9	2,183,614.1	1,567,859.6	231,196.6	481,097.6	1,449,483.1	213,740.8
Cost of revenues	(115,770.9)	(621,024.0)	(1,872,088.6)	(1,337,647.5)	(197,249.5)	(425,722.0)	(1,077,494.0)	(158,887.3)
Gross profit	463.3	88,128.9	311,525.5	230,212.1	33,947.1	55,375.6	371,989.1	54,853.5
Total operating expenses	(1,872.5)	(12,540.3)	(40,271.7)	(107,739.5)	(15,887.3)	(28,750.4)	(124,197.5)	(18,314.2)
(Loss)/Income from operations	(1,409.2)	75,588.6	271,253.8	122,472.6	18,059.8	26,625.2	247,791.6	36,539.3
Interest income/(expenses), net	7.0	(321.9)	(6,323.9)	(29,936.8)	(4,414.5)	(9,364.4)	(25,361.1)	(3,739.7)
Subsidy income	—	546.8	637.3	8,569.1	1,263.6	5,227.0	4,985.8	735.2
Investment (loss)/gain	—	—	(10,165.5)	82.1	12.1	—	—	—
Exchange loss	(1.1)	(68.0)	(4,979.8)	(2,181.5)	(321.7)	1,168.4	(812.4)	(119.8)
Other income/(expenses), net	33.4	300.0	(490.1)	(1,338.6)	(197.3)	(287.6)	(5,233.2)	(771.7)
Change in fair value of forward contracts	—	—	—	—	—	—	74,605.7	11,001.4
Change in fair value of embedded derivatives	—	—	(29,812.7)	(13,599.3)	(2,005.4)	(35,539.5)	54.9	8.1
(Loss)/Income before income taxes	(1,369.9)	76,045.5	220,119.1	84,067.6	12,396.6	(12,170.9)	296,031.3	43,652.8
Income taxes	—	—	(822.3)	1,342.0	197.9	—	(41,974.7)	(6,189.6)
Net (loss)/income	(1,369.9)	76,045.5	219,296.8	85,409.6	12,594.5	(12,170.9)	254,056.6	37,463.2
Less: Net income attributable to the non-controlling interests	—	—	(576.8)	—	—	—	—	—
Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.	(1,369.9)	76,045.5	218,720.0	85,409.6	12,594.5	(12,170.9)	254,056.6	37,463.2
Net (loss)/income attributable to JinkoSolar Holding Co., Ltd’s ordinary shareholders per share
Basic	(0.11)	2.19	3.52	(0.73)	(0.11)	(1.49)	3.46	0.51
Diluted	(0.11)	2.19	3.52	(0.73)	(0.11)	(1.49)	3.45	0.51
Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per ADS(1)
Basic	(0.44)	8.77	14.10	(2.93)	(0.43)	(5.98)	13.84	2.04
Diluted	(0.44)	8.77	14.10	(2.93)	(0.43)	(5.98)	13.81	2.04
Weighted average ordinary shares outstanding
Basic	12,500,000	34,691,800	50,429,700	50,731,450	50,731,450	50,731,450	60,130,515	60,130,515
Diluted	12,500,000	34,691,800	50,429,700	50,731,450	50,731,450	50,731,450	60,257,649	60,257,649

(1)	Each ADS represents four ordinary shares

	As of December 31,					As of June 30, 2010
	2006	2007	2008	2009	2009
	(RMB)	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(US$)
	(in thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalent	8,508.0	27,242.2	27,323.6	152,479.6	22,434.6	369,015.5	54,415
Restricted cash	—	—	9,622.0	72,827.2	10,739.1	184,035.4	27,137.9
Accounts receivable — a related party	—	—	69,062.1	100.4	14.8	100.4	14.8
Accounts receivable — third parties	—	228.4	8,039.5	236,796.6	34,918.0	267,191.2	39,400
Advances to suppliers	39,776.5	151,455.7	110,638.3	93,324.1	13,761.6	213,621.6	31,500.6
Inventories	11,376.3	172,134.9	272,030.5	245,192.4	36,156.1	470,777.9	69,420.9
Total current assets	66,174.1	398,470.1	528,980.4	970,650.4	143,132.1	1,754,223.1	258,677.7
Property, plant and equipment, net	9,778.1	57,479.4	352,929.5	741,481.4	109,338.8	1,048,495.8	154,611.2
Land use rights, net	1,810.9	6,962.0	165,509.6	228,377.5	33,676.5	226,503.2	33,400.2
Advances to suppliers to be utilized beyond one year	—	—	187,270.6	230,899.5	34,048.4	223,312.6	32,929.7
Total assets	77,763.1	559,279.8	1,278,020.4	2,242,649.3	330,701.1	3,408,251.5	502,580.8

Accounts payable	844.9	8,721.3	23,985.3	99,932.8	14,736.1	222,537.7	32,815.4
Notes payable	—	—	—	81,643.2	12,039.1	155,048.3	22,863.4
Advance from a related party	49,810.6	92,433.3	—	—	—	—	—
Advance from third party customers	—	162,001.8	184,749.0	36,777.8	5,423.3	88,900.2	13,109.2
Derivative liabilities	—	—	30,017.4	54.9	8.1	—	—
Short-term borrowings from third parties	1,000.0	22,990.0	150,000.0	576,084.0	84,949.3	756,472.2	111,549.4
Total current liabilities	66,115.5	310,922.2	481,330.6	946,782.3	139,612.5	1,472,601.9	217,149.9
Long-term borrowings	—	—	—	348,750.0	51,426.7	349,000.0	51,463.5
Total liabilities	66,115.5	372,585.9	485,043.7	1,299,811.8	191,670.2	1,825,904.1	269,247.8

Series A redeemable convertible preferred shares	—	—	157,224.9	189,057.9	27,878.5	—	—
Series B redeemable convertible preferred shares	—	—	245,402.2	287,703.8	42,424.8	—	—
Total JinkoSolar Holding Co., Ltd. shareholders’ equity	5,707.6	175,753.9	390,349.6	466,075.8	68,727.5	1,582,347.5	233,333.0
Non-controlling interests	5,940.1	10,940.1	—	—	—	—	—
Total liabilities and equity	77,763.1	559,279.8	1,278,020.4	2,242,649.3	330,701.1	3,408,251.5	502,580.8

The following tables set forth certain other financial and operating data of our company for the periods since we commenced operations on June 6, 2006. Gross margin, operating margin and net margin represent the gross profit, (loss)/income from operations and net (loss)/income as a percentage of our revenues, respectively.

	For the Period from June 6, 2006 to December 31,	For the Year Ended December 31,			For the Six Months Ended June 30,
	2006	2007	2008	2009	2009	2010
	(RMB in thousands, except percentages)
Other Financial Data:
Gross margin	0.4%	12.4%	14.3%	14.7%	11.5%	25.7%
Operating margin	(1.2%)	10.7%	12.4%	8.0%	5.5%	17.1%
Net margin	(1.2%)	10.7%	10.0%	5.6%	(2.5%)	17.5%
Total revenues:
Sales of recovered silicon materials	116,234.2	536,755.2	902,249.0	28,039.4	28,035.5	—
Sales of silicon ingots	—	170,007.2	483,544.9	98.9	82.6	0.9
Sales of silicon wafers	—	—	794,860.1	1,102,232.8	409,452.1	479,801.6
Sales of solar cells	—	—	—	225,866.3	18,750.9	276,539.1
Sales of solar modules	—	—	—	182,015.1	4,043.1	665,378.8
Processing service fees	—	2,390.5	2,960.1	29,607.1	20,733.4	27,762.7

	For the Period from June 6, 2006 to December 31,	For the Year Ended December 31,				For the Six Months Ended June 30,
	2006	2007	2008	2009		2009		2010
Operating Data:
Sales volume:
Recovered silicon materials (metric tons)	128.3	349.1	397.9	11.7		11.7		—
Silicon ingots (MW)	—	12.6	33.1	0.01		0.01		0.1
Silicon wafers (MW)	—	—	51.4	180.4		58.1		86.2
Solar cells (MW)	—	—	—	27.3		2.0		34.7
Solar modules (MW)	—	—	—	14.4		0.25		57.6
Average selling price (RMB):
Recovered silicon materials (per kilogram)	906.0	1,537.5	2,267.5	2,397.1	(1)	2,398.8	(1)	—
Silicon ingot (per watt)	—	13.5	14.6	6.8		6.2		12.1
Silicon wafer (per watt)	—	—	15.5	6.1		7.4		5.6
Solar cells (per watt)	—	—	—	8.3		9.5		8.0
Solar modules (per watt)	—	—	—	12.7		16.4		11.6

(1)	Sales were contracted in 2008 prior to the significant decrease in selling price and made in the first quarter of 2009.

RECENT DEVELOPMENTS

Selected Results for the Third Quarter of 2010

Our revenues for the third quarter of 2010 were RMB1,438.3 million, representing an increase of 260.5% from the third quarter of 2009 and an increase of 59.7% from the second quarter of 2010. During the third quarter, we shipped 134.8 MW of solar products, compared to 64.0 MW in the third quarter of 2009 and 99.9 MW in the second quarter of 2010. In particular, we shipped 92.5 MW of solar modules during the third quarter of 2010, compared to less than 1 MW in the third quarter of 2009 and 54.3 MW in the second quarter of 2010. Our gross profit margin increased from 15.8% in the third quarter of 2009 to 26.9% in the second quarter of 2010 and further to 33.5% in the third quarter of 2010, primarily attributable to the increased degree of vertical integration and a decrease in average non-silicon cost. Our operating margin increased from 6.1% in the third quarter of 2009 to 16.7% in the second quarter of 2010 and further to 26.4% in the third quarter of 2010.

Primarily as a result of the foregoing, our net income attributable to JinkoSolar Holding Co., Ltd. reached RMB259.5 million for the third quarter of 2010, representing a net margin of 18.0%, compared to 3.5% in the third quarter of 2009 and 20.1% in the second quarter of 2010. Our net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders reached RMB259.5 million for the third quarter of 2010, representing a net margin of 18.0%, compared to negative 3.8% in the third quarter of 2009 and 18.3% in the second quarter of 2010. Diluted net income attributable to JinkoSolar Holding Co., Ltd’s ordinary shareholders per ADS was RMB11.7 for the third quarter of 2010, compared to diluted net loss of RMB1.20 per ADS in the third quarter of 2009 and diluted net income of RMB9.42 per ADS in the second quarter of 2010.

RISK FACTORS

An investment in our ADSs involves significant risks. You should carefully consider the risks described below and the other information in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus, before you decide to buy our ADSs. If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be materially harmed, the trading price of our ADSs could decline and you could lose all or part of your investment.

Risks Related to Our Business and Our Industry

We may be adversely affected by volatile market and industry trends, in particular, the demand for our solar power products may decline, which may reduce our revenues and earnings.

We are affected by solar power market and industry trends. In the fourth quarter of 2008 and the first half of 2009, the global solar power industry experienced a significant decline in demand due to decreases in expenditures on solar power systems and the availability of financing for buyers of solar power products as a result of the global economic crisis. Meanwhile, the manufacturing capacity of solar power products increased during the same period. As a result, the prices of solar power products declined significantly. The prices of solar power products further declined for the remainder of 2009 primarily due to decreased prices of silicon materials and increased manufacturing capacity. During the same period, however, lowered costs of raw materials reduced the cost of producing solar power products. As the effect of the global economic crisis on the solar power market subsided through 2009, the combination of increased availability of financing for solar power projects and decreased average selling prices of solar power products contributed to an overall increase in demand during the second half of 2009 compared to the first half of 2009. While prices of solar products have stabilized in the first nine months of 2010, if demand for solar power products declines again and the supply of solar power products continues to grow, the average selling price of our products will be materially and adversely affected.

The demand for solar power products is also influenced by macroeconomic factors such as the global economic crisis, the supply and prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies concerning the electric utility industry. A decrease in oil prices, for example, may reduce demand for investment in alternative energy. If such negative market and industry trends recur in the future, the prices of our solar power products could decrease and our business and results of operations may be materially and adversely affected.

A significant reduction in or discontinuation of government subsidies and economic incentives for installation of solar energy systems may have a material adverse effect on our results of operations.

Demand for our products substantially depends on government incentives aimed to promote greater use of solar power, such as feed-in-tariffs, rebates, tax credits and other incentives to distributors, system integrators and manufacturers of solar power products. Countries that provide significant incentives for solar power include Germany, Spain, Japan, the United States, Italy, the Czech Republic, Belgium and China, among others. In many countries that constitute major markets, solar power systems, particularly those for “on-grid” applications, would not be commercially viable without government incentives because the cost of generating electricity from solar power currently exceeds the cost of generating electricity from conventional or non-renewable energy sources. For example, end users in China receive limited government subsidies and economic incentives, such as capital-based subsidies for building integrated photovoltaic systems under the Solar Rooftop Program and for other qualifying photovoltaic systems under the Golden Sun Demonstration Program.

The scope of government incentives for solar power depends, to a large extent, on political and policy developments in target markets that relate to environmental, economic, energy security and other concerns. Accordingly, a shift in policy consensus could lead to a significant reduction in or discontinuation of support for renewable energy. In addition, the effects of the global economic crisis may continue to affect the fiscal ability of governments to offer incentives for solar power. Examples of recent reductions in incentives for solar power include:

•	In September 2008, the government of Spain set a cap of 500 MW for feed-in tariffs for solar power generation in 2009;

•	In 2010, the government of Spain announced further significant reductions in feed-in tariffs, including a possible retroactive application of the feed-in-tariff reductions;

•	In January 2009, the government of Germany reduced solar feed-in tariffs by 9%;

•

In July 2010, the government of Germany reduced feed-in tariffs for rooftop installations, ground-mounted installations on commercial land and ground-mounted installations on converted land by 13%, 12% and 8%, respectively. Beginning October 2010, each category of feed-in tariff will be reduced by a further 3%. Installations on agricultural land are ineligible for incentives; and

•	In June 2010, the government of Italy introduced a bill that would gradually reduce feed-in tariffs beginning in 2011 by a total of 18% by the end of 2011.

Any significant reduction in the scope, or discontinuation of, government incentive programs, especially those provided in our target markets or markets where our major customers are located, could cause demand for our products and our revenue to decline and have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, the announcement of a significant reduction in incentives in any major market may have an adverse effect on the trading price of the ADSs.

Our limited operating history makes it difficult to evaluate our results of operations and prospects.

We have only been in existence since June 2006 and have limited operating history with respect to our silicon wafer, solar cell and solar module products. We commenced processing recoverable silicon materials in June 2006, and manufacturing silicon ingots and wafers in 2007 and 2008, respectively. We commenced producing solar cells in July 2009 following our acquisition of Zhejiang Jinko, which has manufactured solar cells since June 2007, and we commenced producing solar modules in August 2009.

Although we have experienced revenue growth in periods before and since the global economic crisis, we cannot assure you that our revenues will increase at previous rates or at all, or that we will be able to operate profitably in future periods. Our limited operating history makes the prediction of future results of operations difficult, and therefore, past revenue growth experienced by us should not be taken as indicative of the rate of revenue growth, if any, that can be expected in the future. We believe that period to period comparisons of our operating results are not meaningful and that the results for any period should not be relied upon as an indication of future performance. You should consider our business and prospects in light of the risks, uncertainties, expenses and challenges that we will face as an early-stage company seeking to manufacture and sell new products in a volatile and challenging market.

Our failure to successfully execute our business expansion plans would have a material adverse effect on the growth of our sales and earnings.

Our future success depends, to a large extent, on our ability to increase our vertical integration and expand our production capacity. We plan to increase our annual solar cell and solar module production capacity to approximately 600 MW each by the end of 2010 and we expect to achieve a fully vertically integrated solar module production capacity of 1 GW by the end of 2011. If we are unable to do so, or if we fail to achieve satisfactory manufacturing yields at higher production volumes, we will not be able to achieve our goal of becoming a leading vertically integrated solar product supplier, attain the desired level of economies of scale in our operations or cut the marginal production cost to the level necessary to effectively maintain our pricing and other competitive advantages. Our expansion has required and will continue to require substantial capital expenditures, significant engineering efforts, timely delivery of manufacturing equipment and dedicated management attention, and is subject to significant risks and uncertainties, including:

•

in order to finance our production capacity expansion, we may need to continue to significantly increase capital contribution to our operating subsidiaries through bank borrowings or issuance of equity or debt securities, which may not be available on reasonable terms or at all, and which could be dilutive to our existing shareholders. Such capital contributions would also require PRC regulatory approvals in order for the proceeds from such issuances to be remitted to our PRC operating subsidiaries, which approvals may not be granted in a timely manner or at all;

•

we will be required to obtain government approvals, permits or documents of similar nature with respect to any acquisitions or new expansion projects, and we cannot assure you that such approvals, permits or documents will be obtained in a timely manner or at all;

•

we may experience cost overruns, construction delays, equipment problems, including delays in manufacturing equipment deliveries or deliveries of equipment that do not meet our specifications, and other operating difficulties;

•

we are using new equipment and technology for our solar cell and solar module production and to lower our unit capital and operating costs, but we cannot assure you that such new equipment and technology will perform as we anticipate;

•	we must attract, retain and motivate sufficient numbers of qualified personnel; and

•	we may not have sufficient management resources to properly oversee our capacity expansion as currently planned.

Any of these or similar difficulties could significantly delay or otherwise constrain our ability to undertake our capacity expansion as currently planned, which in turn would limit our ability to increase sales, reduce marginal manufacturing costs or otherwise improve our prospects and profitability.

In addition, we may have limited access to financing to fund capital expenditure or working capital requirements, or may have to adjust the terms of our contracts with our suppliers or customers to accommodate changing market conditions, or our suppliers and customers may be unable to perform their obligations under our existing contracts with them. Furthermore, we may be unable to secure new sales contracts, raw materials and equipment required for our production. The occurrence of any of these events would affect our ability to achieve economies of scale and cut our marginal production cost, which may in turn hinder our ability to increase our vertical integration and expand our production capacity as planned.

As polysilicon supply increases, the corresponding increase in the global supply of downstream solar power products may cause substantial downward pressure on the prices of our products and reduce our revenues and earnings.

Polysilicon is an essential raw material used in the production of solar cells and modules. Prior to the second half of 2008, there was an industry-wide shortage of polysilicon, primarily as a result of the growing demand for solar power products. According to Solarbuzz, spot prices for solar grade polysilicon rose to a peak of US$450-US$475 per kilogram by mid-2008. Due to the historical scarcity of polysilicon, supply chain management and financial strength were the key barriers to entry. However, beginning in late 2008 and continuing through June 30, 2010, newly available polysilicon capacity has resulted in an increased supply of polysilicon, which has created downward pressure on the price of polysilicon. According to PCSPI, in the fourth quarter of 2009 the reference price for fixed-price long term polysilicon supply contracts entered into during that period was $54/kg-$55/kg, with a range of approximately $50/kg-$65/kg. In the second quarter of 2010, the reference price for fixed-price long term polysilicon supply contracts entered into during that period had fallen slightly to $52/kg-$53/kg, with a range of approximately $50/kg-$60/kg, and spot solar grade polysilicon prices had fallen to approximately the same level of long term contract prices. In the third quarter of 2010, the reference price for spot solar grade polysilicon prices price had risen to $64/kg with a range of approximately $50/kg-$70/kg.** However, spot prices for solar grade polysilicon increased rapidly to US$55 to US$64 during the third quarter of 2010. As the shortage of polysilicon has eased, industry barriers to entry have become less significant and the production of downstream solar power products including our products has increased globally. A decrease in polysilicon prices and an increase in the production of downstream solar power products may result in substantial downward pressure on the prices of those products, including our products. Such price reductions could have a negative impact on our revenues and earnings, and materially and adversely affect our business and results of operations.

According to PCSPI, spot prices of virgin polysilicon rose during the third quarter of 2010. We cannot assure you that the price of polysilicon will not continue to increase, especially if the global solar power market continues its growth momentum. In the past, increases in the price of polysilicon have increased our production costs, and any significant increase in polysilicon prices in the future may adversely impact our business and results of operations.

We may not be able to obtain sufficient silicon raw materials in a timely manner, which could have a material adverse effect on our results of operations and financial condition.

We procure silicon raw materials through a combination of long-term supply contracts and spot market purchases. Currently, we have one long-term virgin polysilicon supply contract with each of Zhongcai Technological Co., Ltd., or Zhongcai Technological, and Hoku Materials, Inc., together with its parent company, Hoku Corporation (formerly known as Hoku Scientific, Inc.), or Hoku, under which we have agreed to procure an aggregate of 5,350 metric tons of virgin polysilicon from 2010 to 2019. In 2008, 2009 and the six months ended June 30, 2010, our five largest suppliers (which for the year 2008 included the VIEs) supplied in the aggregate approximately 81.2%, 54.1% and 58.9%, respectively, of our total silicon purchases by value. Although newly available virgin polysilicon manufacturing capacity has resulted in increased supply of polysilicon, we may experience interruption to our supply of silicon raw materials or late delivery in the future for the following reasons, among others:

•	suppliers under our silicon material supply contracts may delay deliveries for a significant period of time without incurring penalties;

•

as we only began our business operations in June 2006, we generally do not have a long history with our virgin polysilicon suppliers and there can be no assurance that they will be able to meet our production needs consistently or on a timely basis;

•

compared to us, many of our competitors who also purchase virgin polysilicon from our suppliers have had longer and stronger relationships with and have greater buying power and bargaining leverage over some of our key suppliers; and

•

our supply of silicon raw materials is subject to the business risk of our suppliers, some of whom have limited operating history and limited financial resources, and one or more of which could go out of business for reasons beyond our control in the current economic environment. See “— Hoku may not be able to complete its plant construction in a timely manner or may cease to continue as a going concern, which may have a material adverse effect on our results of operations and financial condition.”

Our failure to obtain the required amounts of silicon raw materials in a timely manner and on commercially reasonable terms would increase our manufacturing costs and/or substantially limit our ability to meet our contractual obligations to deliver products to our customers. Any failure by us to meet such obligations could have a material adverse effect on our reputation, ability to retain customers, market share, business and results of

**	The reference spot price is based on average spot price offered and signed from September 2009 through September 2010. The reference contract price reports the average levelized price of the contracts signed and offered from September 2009 through September 2010 and with deliveries commencing in 2011 and 2012. Reference prices represent aggregated price information from numerous sources. Price ranges are approximations. Reference price and price ranges are as close to accurate as possible without revealing source-specific information.

operations and may subject us to claims from our customers and other disputes. Furthermore, our failure to obtain sufficient silicon raw materials would result in under-utilization of our production facilities and an increase in our marginal production costs. Any of the above events could have a material adverse effect on our growth, profitability and results of operations.

Volatility in the prices of silicon raw materials makes our procurement planning challenging and could have a material adverse effect on our results of operations and financial condition.

The annual prices under our long-term supply contract with Hoku are fixed with declining annual prices over the contract’s nine-year term, and the contract is subject to a prepayment arrangement. If the price of virgin polysilicon continues to decrease, this fixed-price, prepaid arrangement may cause our cost of silicon raw materials to be greater than that of our competitors who source their supply of silicon raw materials based on floating-price arrangements or spot market purchases unless we are able to renegotiate or otherwise adjust the purchase prices or volumes. Due to the volatility in the prices of virgin polysilicon, we cannot assure you that the prices under our long-term supply contract with Hoku will be below the spot market price. To the extent we may not be able to fully pass increased costs and expenses on to our customers, our profit margins, results of operations and financial condition may be materially and adversely affected.

In addition, we expect that the prices of virgin polysilicon feedstock may continue to be subject to volatility, making our procurement planning challenging. For example, if we refrain from entering into more fixed-price, long-term supply contracts, we may miss opportunities to secure long-term supplies of virgin polysilicon at favorable prices if the price of virgin polysilicon increases significantly in the future. On the other hand, if we enter into more fixed-price, long-term supply contracts, we may not be able to renegotiate or otherwise adjust the purchase prices under such long-term supply contracts if the price declines. In each case, our business, financial condition and results of operations may be materially and adversely affected.

Notwithstanding our continuing efforts to further diversify our customer base, we derive, and expect to continue to derive, a significant portion of our revenues from a limited number of customers. As a result, the loss of, or a significant reduction in orders from, any of these customers would significantly reduce our revenues and harm our results of operations.

We expect that our results of operations will, for the foreseeable future, continue to depend on the sale of our products to a relatively small number of customers. For the years ended December 31, 2007 and 2008, sales to customers that individually exceeded 10% of our revenues accounted for approximately 53.8% and 47.1%, respectively, of our revenues, while for the year ended December 31, 2009 and the six months ended June 30, 2010, no customer generated sales that individually exceeded 10% of our revenues. Our relationships with our key customers were developed over a short period of time and are generally in their early stages. Our key customers include customers for solar modules as well as buyers of silicon wafers and solar cells. We plan to use an increasing proportion of our silicon wafers and solar cells for our own solar module production as we expand production capacity. As a result, our silicon wafers and solar cells available for sale to key customers may decrease over time or we may eventually cease selling our silicon wafers and solar cells to such customers. We cannot assure you that these customers will continue to generate significant revenues for us or that we will be able to maintain these customer relationships. Likewise, we cannot assure you that we will be able to establish and maintain long-term relationships with customers for our solar modules. In addition, our business is affected by competition in the market for products that many of our major customers sell, and any decline in the businesses of our customers could reduce the purchase of our products by these customers. The loss of sales to our major customers could also have a material adverse effect on our business, prospects and results of operations.

In addition, although as of the date of this prospectus, we have major sales contracts with 11 customers for the sale of more than 600 MW of solar modules from 2010 to 2011, we may allow our customers flexibility in relation to the volume, timing and pricing of their orders under these contracts on a case-by-case basis. Therefore, the volumes of solar modules actually purchased by customers under these contracts in any given period and the timing and amount of revenues we recognize in such period may not correspond to the terms of these contracts. As a result, the revenues we recognize from sales under these contracts from period to period may vary, and such variance could have a material adverse effect on our results of operations.

We have grown our business through acquisition and may continue to undertake acquisitions, investments, joint ventures or other strategic alliances, and such undertakings may be unsuccessful.

As part of our strategy, our growth is also driven by acquisition. For example, we expanded our product lines into solar cells through our acquisition of Zhejiang Jinko in June 2009, and we may in the future continue to grow our operations through acquisitions, participation in joint ventures or other strategic alliances with suppliers or other companies in China and overseas along the solar power industry value chain. Such acquisitions, participation in joint ventures and strategic alliances may expose us to new operational, regulatory, market and geographical risks as well as risks associated with additional capital requirements and diversion of management resources.

In particular, our acquisitions may expose us to various risks:

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There may be unforeseen risks relating to the target’s business and operations or liabilities of the target that were not discovered by us through our legal and business due diligence prior to such acquisition. Such undetected risks and liabilities could have a material adverse effect on our business and results of operations in the future.

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There is no assurance that we will be able to maintain customer relationships with previous customers of the target, or develop new customer relationships in the future. Loss of our existing customers or failure to establish relationships with new customers could have a material adverse effect on our business and results of operations.

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Acquisitions will generally divert a significant portion of our management and financial resources from our existing business and the integration of the target’s operations with our existing operations has required, and will continue to require, significant management and financial resources, potentially straining our ability to finance and manage our existing operations.

•

There is no assurance that the expected synergies from any acquisition will actually materialize. If we are not successful in the integration of a target’s operations, we may not be able to generate sufficient revenue from its operations to recover costs and expenses of the acquisition.

The materialization of any of these risks could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to remedy the material weaknesses and the significant deficiency in our internal control over financial reporting, we may be unable to timely and accurately record, process and report financial data or comply with disclosure and other reporting obligations.

We are a public company in the United States and subject to reporting obligations under the U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002, or SOX 404, requires that we include a management report that assesses the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2011. In addition, our independent registered public accounting firm will be required to attest to and report on the effectiveness of our internal control over financial reporting in accordance with SOX 404. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

Prior to the completion of our initial public offering on May 19, 2010, we were a private company with a short operating history and limited accounting personnel and other resources with which to address our internal control over financial reporting. In the course of the preparation and external audit of our consolidated financial statements for the years ended December 31, 2007, 2008 and 2009, and the external review of the financial information for the six months ended June 30, 2010, we and our independent registered public accounting firm identified a number of control deficiencies in our internal control over financial reporting, including two material weaknesses and a significant deficiency, as defined in the standards established by the U.S. Public Company Accounting Oversight Board.

The material weaknesses identified were: (1) the lack of resources with appropriate accounting knowledge and experience to prepare and review financial statements and related disclosures in accordance with U.S. GAAP, which was evidenced by (i) the lack of sufficient resources with adequate U.S. GAAP knowledge and experience to identify, evaluate and conclude on certain accounting matters independently, and (ii) the lack of effective controls designed and in place to ensure the completeness and accuracy of the consolidated financial statements and disclosures in accordance with U.S. GAAP, including inappropriate presentation of statement of cash flows for the year ended December 31, 2009 and (2) inadequate review procedures, including appropriate levels of review in the design of period end reporting process that are consistently applied across our entities, to identify inappropriate accounting treatment of transactions, which was evidenced by audit adjustments for corrections of (i) revenue and inventory balance in relation to deliveries to a customer pending the customer’s formal acceptance as of December 31, 2008, (ii) preferred share accretion and earnings per share for the year ended December 31, 2008, (iii) deferred taxation accounting for the year ended December 31, 2009 and inappropriate presentation of intangible assets in the consolidated balance sheet as of December 31, 2009 and (iv) revenue cut-off errors and inappropriate classification of shipping cost for the quarter ended June 30, 2010.

The significant deficiency was the lack of formally documented corporate accounting policies in relation to the preparation of financial statements in accordance with U.S. GAAP.

Material weaknesses and significant deficiencies in our internal control over financial reporting could result in a material misstatement of our financial statements that will not be prevented or detected. Following the identification of these material weaknesses and control deficiencies, we have begun taking and/or plan to take actions and measures to significantly improve our internal control over financial reporting in order to obtain reasonable assurance regarding the reliability of our financial statements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Control Over Financial Reporting.” However, the implementation of these actions and measures may not be sufficient to address the material weaknesses and significant deficiency in our internal control over financial reporting to provide reasonable assurance that our internal control over financial reporting is effective, and we cannot yet conclude that such control deficiencies have been fully remedied. In addition, we cannot assure you if or when we will be able to remedy these control deficiencies or that our independent registered public accounting firm will agree with our assessment. Our failure to remedy these control deficiencies, identify and address any other material weaknesses or significant deficiencies, and implement new or improved controls successfully in a timely manner could result in inaccuracies in our financial statements and could impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected.

We plan to continue to address and remedy these control deficiencies in time to meet the deadline for compliance with the requirements of SOX 404. Effective internal control over financial reporting is necessary for us to produce reliable financial reports and are important to help prevent fraud. Our failure to timely achieve and maintain the adequacy of our internal control could result in a loss of investor confidence in the reliability of our reporting processes, which could negatively impact the market price of our ADSs. Moreover, we anticipate that we will incur considerable costs and devote significant management time and other resources to comply with SOX 404 and other requirements of the Sarbanes-Oxley Act.

We manufacture our products in two locations in China, which exposes us to various risks relating to long-distance transportation of our silicon wafers and solar cells in the manufacturing process.

Our manufacturing facilities for the production of silicon ingots, wafers and solar modules are, and will continue to be, located in Shangrao, Jiangxi Province while our manufacturing facilities for the production of solar cells are located in Haining, Zhejiang Province. As a result, we transport a substantial volume of our silicon wafers from Shangrao to Haining to be processed into solar cells. Our principal manufacturing base for our solar modules is located in Shangrao, and as a result, we need to transport a substantial volume of our solar cells from Haining to Shangrao to be processed into solar modules. The geographical separation of our manufacturing facilities necessitates constant long-distance transportation of substantial volumes of our silicon wafers and solar cells between Shangrao and Haining. The distance between Shangrao and Haining is approximately 410 kilometers and the two cities are connected by roads and railway. The constant long-distance transportation of a large volume of our silicon wafers and solar cells may expose us to various risks, including (i) increase in transportation costs, (ii) loss of our silicon wafers and/or solar cells as a result of any accidents that may occur in the transportation process; (iii) delays in the transportation of our silicon wafers or solar cells as a result of any severe weather conditions, natural disasters or other conditions adversely affecting road traffic between Haining and Shangrao; and (iv) disruptions to our production of solar cells and solar modules as a result of delays in the transportation of our silicon wafers and solar cells. Any of these risks could have a material adverse effect on our business and results of operations.

Prepayment arrangements to suppliers for the procurement of silicon raw materials and solar cells expose us to the credit risks of such suppliers and may also significantly increase our costs and expenses, which could in turn have a material adverse effect on our financial condition, results of operations and liquidity.

Our supply contracts generally include prepayment obligations for the procurement of silicon raw materials and solar cells. As of June 30, 2010, we had approximately RMB213.6 million (US$31.5 million) of advances to suppliers, and RMB223.3 million (US$32.9 million) of advances to suppliers to be utilized beyond one year, which consist primarily of prepayments under our long-term virgin polysilicon supply contracts. We do not receive collateral to secure such payments for some of these contracts. Our prepayments, secured or unsecured, expose us to the credit risks of our suppliers, and reduce our chances of obtaining the return of such prepayments in the event that our suppliers become insolvent or bankrupt. Moreover, we may have difficulty recovering such prepayments if any of our suppliers fails to fulfill its contractual delivery obligations to us. Accordingly, a default by our suppliers to whom we have made substantial prepayment may have a material adverse effect on our financial condition, results of operations and liquidity. See “— Hoku may not be able to complete its plant construction in a timely manner or may cease to continue as a going concern, which may have a material adverse effect on our results of operations and financial condition.” In addition, if the market price of silicon raw materials declines, we may not be able to adjust any historical payment insofar as it relates to a future delivery at a fixed price. To the extent that we are unable to pass these increased costs and expenses to our customers, our business, financial condition and results of operations may be materially and adversely affected.

Hoku may not be able to complete its plant construction in a timely manner or may cease to continue as a going concern, which may have a material adverse effect on our results of operations and financial condition.

We have entered into a long-term supply contract with Hoku, a virgin polysilicon supplier, pursuant to which we have made total prepayments of US$20.0 million. Hoku is currently in the process of constructing the facility that will produce the virgin polysilicon to be provided to us under this supply contract. While our prepayment is secured by a lien on Hoku’s assets according to the terms of our supply contract with Hoku, such lien is deeply subordinated and shared with all other customers and other senior lenders of Hoku. On December 22, 2009, Hoku issued shares and warrants representing a majority of its shares to Tianwei New Energy Holdings Co., Ltd., or Tianwei, a PRC company engaged in the manufacturing of silicon wafers, solar cells and modules. In addition, pursuant to the arrangement between Hoku and Tianwei, Tianwei has the right to appoint a majority of the directors of Hoku Scientific, thus giving Tianwei control of Hoku. In exchange, Tianwei cancelled US$50 million of indebtedness that Hoku would be obligated to repay to Tianwei under certain polysilicon supply agreements and Tianwei agreed to arrange additional loan financing for Hoku. As disclosed in Hoku’s Form 10-Q filed on August 11, 2010, Hoku would have sufficient financing to complete construction of its plant if it receives a further US$14.8 million in customer prepayments and raises an additional US$65.0 million through subsequent debt or equity offerings or customer prepayments. From August to October 2010, Hoku announced receiving approximately US$54.0 million in bank loans. If Hoku does not receive financing as anticipated, it may need to curtail the construction of its plant. In addition, if Hoku is unable to obtain the required financing, it could raise substantial doubt about Hoku’s ability to continue as a going concern. The inability to continue as a going concern could result in an orderly wind-down of Hoku or other potential restructuring of Hoku. Tianwei has committed to use its reasonable best efforts to assist Hoku in obtaining additional financing that may be required by Hoku to construct and operate its manufacturing facility. However, if Hoku is not successful in obtaining financing required to complete construction of the manufacturing facility, causing it to fail to fulfill its contractual delivery obligations to us, or if Hoku ceases to continue as a going concern, we may have difficulty recovering all or any of the deposits we have paid to Hoku. In any such case, we may be obliged to record provisions for impairment loss for all or part of our prepayments to Hoku, which could have a material adverse effect on our financial condition. As of June 30, 2010, we did not record any provisions in relation to the prepayment to Hoku as the potential impairment loss was not probable or estimable. Moreover, because Tianwei is our competitor, Hoku could decide to discontinue supplying, or reduce its supply of, virgin polysilicon to us after the termination of the current contract. If Hoku fails to fulfill its contractual delivery obligations to us on time or at all, we may not be able to procure replacement virgin polysilicon from other suppliers on a timely basis and on commercially reasonable terms and our production may be interrupted, which could have a material adverse effect on our results of operations and financial condition.

Decreases in the price of silicon raw materials and products may result in additional provisions for inventory losses.

We typically plan our production and inventory levels based on our forecasts of customer demand, which may be unpredictable and can fluctuate materially. Recent market volatility has made it increasingly difficult for us to accurately forecast future product demand trends. Due to the decrease in the price of silicon materials and products since the second half of 2008, we recorded inventory provisions of RMB5.2 million, RMB4.8 million (US$0.7 million) and RMB3.8 million (US$0.6 million) as of December 31, 2008 and 2009 and June 30, 2010, respectively. If the prices of silicon materials and products decrease again, the carrying value of our existing inventory may exceed its market price in future periods, thus requiring us to make additional provisions for inventory valuation, which may have a material adverse effect on our financial position and results of operations.

Increases in electricity costs or a shortage or disruption of electricity supply may adversely affect our business.

We consume a significant amount of electricity in our operations. Electricity prices in China have increased in the past few years and are expected to continue to increase in the future. Our average per kilowatt-hour, or kWh, electricity price increased from RMB0.525 in 2007 to RMB0.690 (US$0.102) in the six months ended June 30, 2010. As a result, our electricity costs may become substantially higher than our competitors, which could diminish our competitive advantage and adversely affect our business, financial condition and results of operations. Moreover, with the rapid development of the PRC economy, demand for electricity has continued to increase. There have been shortages or disruptions in electricity supply in various regions across China, especially during peak seasons, such as the summer, or when there are severe weather conditions. For example, we experienced a production disruption at our facilities in the Shangrao Municipality due to power blackouts resulting from severe winter weather conditions in early 2008. Any disruption in the power supply to our facilities could result in the loss of an entire production run. To prevent further disruption in our power supply, the Shangrao Economic Development Zone Management Committee and Shangrao County Power Supply Co., Ltd. have completed the construction of the first stage of an electric power transformation and distribution substation at our manufacturing site. The electric power transformation and distribution substation currently has an annual capacity of 438 million kWh and is expected to be sufficient to support our current operations and our expansion plans through 2010. However, we cannot assure you that there will not be further disruptions or shortages in our electricity supply or that there will be sufficient electricity available to us to meet our future requirements. Increases in electricity costs, shortages or disruptions in electricity supply may significantly disrupt our normal operations, cause us to incur additional costs and adversely affect our profitability.

We face intense competition in solar power product markets. If we fail to adapt to changing market conditions and to compete successfully with existing or new competitors, our business prospects and results of operations would be materially and adversely affected.

The markets for silicon wafers, solar cells and solar modules are intensely competitive. As we build up our solar cell and solar module production capacity and increase the output of these two products, we compete with manufacturers of solar cells and solar modules such as BP Solar Inc., or BP Solar, Sharp Corporation, SunPower Corporation, Suntech Power Holdings Co., Ltd., or Suntech, Trina Solar Ltd., or Trina, and Yingli Green Energy Holding Co., Ltd., or Yingli Green Energy, in a continuously evolving market. In the silicon wafer market, our competitors include international vendors such as MEMC Electronic Materials, Inc., or MEMC, Deutsche Solar AG, or Deutsche Solar, M. SETEK Co., Ltd., or M. SETEK, and PV Crystalox Solar plc, or PV Crystalox, as well as companies with operations in China such as ReneSola, LDK Solar, or LDK, Jiangsu Shunda Group, or Shunda, Jiangyin Hairun Science & Technology Co., Ltd., or Hairun, Shanghai Comtec Solar Technology Co., Ltd., or Comtec. Recently, some upstream polysilicon manufacturers as well as downstream manufacturers have also built out or expanded their silicon wafer or solar cell production operations. Some of these competitors are also our customers and suppliers.

Many of our current and potential competitors have a longer operating history, stronger brand recognition, more established relationships with customers, greater financial and other resources, a larger customer base, better access to raw materials and greater economies of scale than we do. Furthermore, many of our competitors are integrated players in the solar industry that engage in the production of virgin polysilicon. Their business models may give them competitive advantages as these integrated players place less reliance on the upstream suppliers and/or downstream customers.

Moreover, due to the growth in demand for silicon wafers, solar cells and solar modules, we expect an increase in the number of competitors entering this market over the next few years. The key barriers to entry into our industry at present consist of availability of financing and availability of experienced technicians and executives familiar with the industry. If these barriers disappear or become more easily surmountable, new competitors may successfully enter into our industry, resulting in loss of our market share and increased price competition, which could adversely affect our operating and net margins.

We also compete with alternative solar technologies. Some companies have spent significant resources in the research and development of proprietary solar technologies that may eventually produce photovoltaic products at costs similar to, or lower than, those of monocrystalline or multicrystalline wafers without compromising product quality. For example, some companies are developing or currently producing photovoltaic products based on thin film photovoltaic materials, which require significantly less polysilicon to produce than crystalline silicon solar power products. These alternative photovoltaic products may cost less than those based on crystalline silicon technologies while achieving the same level of conversion efficiency, and therefore, may reduce the demand for crystalline silicon wafers, which may adversely affect our business prospects and results of operations.

In addition, the solar power market in general also competes with other sources of renewable energy and conventional power generation. If prices for conventional and other renewable energy sources decline, or if these sources enjoy greater policy support than solar power, the solar power market could suffer and our business and results of operations may be adversely affected.

If solar power technology is not suitable for widespread adoption, or sufficient demand for solar power products does not develop or takes longer to develop than we anticipate, our revenues may decline, and we may be unable to sustain our profitability.

The solar power market is at a relatively early stage of development, and the extent of acceptance of solar power products is uncertain. Market data on the solar power industry is not as readily available as those for other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. Many factors may affect the viability of wide commercial adoption and application of solar power technology, including:

•	cost-effectiveness, performance and reliability of solar power products compared to conventional and other renewable energy sources and products;

•	availability of government subsidies and incentives to support the development of the solar power industry;

•	success of other alternative energy generation technologies, such as wind power, hydroelectric power and biomass;

•	fluctuations in economic and market conditions that affect the viability of conventional and other renewable energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

•	capital expenditures by end users of solar power products, which tend to decrease when the economy slows down; and

•	deregulation of the electric power industry and broader energy industry.

If solar power technology proves unsuitable for wide commercial adoption and application or if demand for solar power products fails to develop sufficiently, we may not be able to grow our business or generate sufficient revenues to sustain our profitability.

Technological changes in the solar power industry could render our products uncompetitive or obsolete, which could reduce our market share and cause our revenue and net income to decline.

The solar power industry is characterized by evolving technologies and standards. These technological evolutions and developments place increasing demands on the improvement of our products, such as solar cells with higher conversion efficiency and larger and thinner silicon wafers and solar cells. Other companies may develop production technologies enabling them to produce silicon wafers, solar cells and solar modules that yield higher conversion efficiencies at a lower cost than our products. Some of our competitors are developing alternative and competing solar technologies that may require significantly less silicon than crystalline silicon wafers and solar cells, or no silicon at all. Technologies developed or adopted by others may prove more advantageous than ours for commercialization of solar power products and may render our products obsolete. As a result, we may need to invest significant resources in research and development to maintain our market position, keep pace with technological advances in the solar power industry and effectively compete in the future. Our failure to further refine and enhance our products and processes or to keep pace with evolving technologies and industry standards could cause our products to become uncompetitive or obsolete, which could in turn reduce our market share and cause our revenue and net income to decline.

Existing regulations and policies and changes to these regulations and policies may present technical, regulatory and economic barriers to the purchase and use of solar power products, which may significantly reduce demand for our products.

The market for electricity generation products is heavily influenced by government regulations and policies concerning the electric utility industry, as well as policies adopted by electric utility companies. These regulations and policies often relate to electricity pricing and technical interconnection requirements for customer-owned electricity generation. In a number of countries, these regulations and policies are being modified and may continue to be modified. Customer purchases of, or further investment in the research and development of, alternative energy sources, including solar power technology, could be deterred by these regulations and policies, which could result in a significant reduction in the demand for our products. For example, without a regulatory mandated exception for solar power systems, utility customers may be charged interconnection or standby fees for putting distributed power generation on the electric utility grid. These fees could increase the cost of solar power and make it less desirable, thereby decreasing the demand for our products, harming our business, prospects, results of operations and financial condition.

In addition, we anticipate that solar power products and their installation will be subject to oversight and regulation in accordance with national and local regulations relating to building codes, safety, environmental protection, utility interconnection, and metering and related matters. Any new government regulations or utility policies pertaining to solar power products may result in significant additional expenses to the users of solar power products and, as a result, could eventually cause a significant reduction in demand for our products.

We may be subject to significant vacant land fees or even forfeit our land use rights with respect to two pieces of land zoned for residential use.

In January and June 2008, Jiangxi Jinko obtained the land use rights for two parcels of land zoned for residential use in the Shangrao Economic Development Zone with site areas of approximately 102,507 square meters and 133,334 square meters, respectively. Jiangxi Jinko paid an aggregate amount of RMB157.7 million in relation to such land use rights, including land use right fees of RMB151.5 million and relevant taxes and fees of RMB6.2 million. Under the agreement between the local land and resource bureau and Jiangxi Jinko, Jiangxi Jinko was only permitted to develop residential buildings on these two parcels of land and was required to commence its construction and development work no later than August 31, 2008 and December 31, 2008, respectively. While we intend to construct employee dormitories on these two parcels in connection with our capacity expansion plans for our silicon wafer and solar module production, we have not started construction on these parcels of land yet and do not have any concrete plan for construction.

Under the relevant PRC laws and regulations, unless the delay of the construction is caused by force majeure, government actions or any necessary pre-construction work, if Jiangxi Jinko fails to commence construction and development work on these two parcels of land within one year after the respective deadlines, it may be subject to a fine of 20% of the land use right fees, which is up to approximately RMB30.3 million. We may also be subject to liquidated damages for failure to commence construction promptly. If Jiangxi Jinko does not commence construction and development work within two years after the respective deadlines, it may forfeit its land use rights without compensation. Jiangxi Jinko obtained a confirmation letter dated August 16, 2009 issued by the local land and resource bureau, or the local land bureau, in which the local land bureau confirmed that the two parcels of land had not been delivered to Jiangxi Jinko because the pre-construction work had not been finished by the local land bureau, and therefore, Jiangxi Jinko would not be subject to any vacant land fees or liquidated damages due to its failure to commence construction before the above-mentioned deadlines. The letter further confirmed that Jiangxi Jinko’s ownership to the two parcels of land would not be affected. Recently, the PRC State Council and other relevant government departments commenced a new round of nation-wide investigation on idle land and will penalize those who are responsible for leaving land idle. We cannot assure you that such action taken by the government will not have material adverse effect on our right to and use of the above two parcels of land.

Our dependence on a limited number of third-party suppliers for key manufacturing equipment could prevent us from the timely fulfillment of customer orders and successful execution of our expansion plan.

We rely on a limited number of equipment suppliers for all our principal manufacturing equipment and spare parts, including our ingot furnaces, squaring machines, wire saws, diffusion furnaces, firing furnaces and screen print machine. Our equipment suppliers include Miyamoto Trading Limited, or Miyamoto, GT Solar Incorporated, or GT Solar, Changzhou Huasheng Tianlong Mechanical Co., Ltd or Huasheng Tianlong, NPC Incorporated, or NPC. These suppliers have supplied most of our current principal equipment and spare parts, and we will also rely on them to provide a substantial portion of the principal manufacturing equipment and spare parts contemplated in our expansion plan. We have entered into contracts with these and other equipment manufacturers to purchase additional equipment from them for our planned expansion of annual solar cell and solar module production capacity to approximately 600 MW each by the end of 2010 and to a fully vertically-integrated solar module production capacity of 1 GW by the end of 2011.

If we fail to develop or maintain our relationships with these and other equipment suppliers, or should any of our major equipment suppliers encounter difficulties in the manufacturing or shipment of its equipment or spare parts to us, including due to natural disasters or otherwise fail to supply equipment or spare parts according to our requirements, it will be difficult for us to find alternative providers for such equipment on a timely basis and on commercially reasonable terms. As a result, the implementation of our expansion plan may be interrupted and our production could be adversely affected.

We require a significant amount of cash to fund our operations and business expansion; if we cannot obtain additional capital on terms satisfactory to us when we need it, our growth prospects and future profitability may be materially and adversely affected.

We require a significant amount of cash to fund our operations, including payments to suppliers for our polysilicon feedstock. We will also need to raise funds, including the net proceeds we receive from this offering, for the expansion of our production capacity and other investing activities, as well as our research and development activities in order to remain competitive. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders. We believe that our current cash, anticipated cash flow from operations and the net proceeds we receive from this offering will be sufficient to meet our anticipated cash needs for the next 12 months, including for working capital and capital expenditures. However, future acquisitions, expansions, market changes or other developments may cause us to require additional funds. Our ability to obtain external financing is subject to a number of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	the state of global credit markets;

•	general market conditions for financing activities by companies in our industry; and

•	economic, political and other conditions in China and elsewhere.

If we are unable to obtain funding in a timely manner or on commercially acceptable terms, or at all, our growth prospects and future profitability may be materially and adversely affected.

We do not expect to require customers to make advance payments to us in the future and began selling our products on credit terms, which may increase our working capital requirements and expose us to the credit risk of our customers.

Historically, we required customers, including our long-term customers, to make prepayments equivalent to a certain percentage of the contract price before product delivery, a business practice that helped us to manage our accounts receivable, prepay our suppliers and reduce the amount of funds that we need to finance our working capital requirements. However, as the market becomes increasingly competitive, we do not expect to enter into further sales contracts that will require our customers to make prepayments.

Commencing in the fourth quarter of 2008, we also began selling our products to some customers on credit terms and allowed them to delay payments of the full purchase price for a certain period of time after delivery of our products. Eliminating advance payment arrangements and starting credit sales to our customers have increased, and may continue to increase our working capital requirements, which may negatively impact our short-term liquidity. Although we have been able to maintain adequate working capital primarily through cash generated from our operating activities, we may not be able to continue to do so in the future and may need to secure additional financing for our working capital requirements. If we fail to secure additional financing on a timely basis or on terms acceptable to us, our financial conditions, results of operations and liquidity may be adversely affected. In addition, we are exposed to the credit risk of customers to which we have made credit sales in the event that any of such customers becomes insolvent or bankrupt or otherwise does not make payments to us on time.

We face risks associated with the marketing, distribution and sale of our products internationally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.

We commenced sales in major export markets in May 2008, when we exported a small portion of our products to Hong Kong. Since then we have increased our sales in export markets. In the six months ended June 30, 2010, we generated 66.2% of our revenues from export sales. We plan to continue to increase sales outside of China and expand our customer base overseas. However, the marketing, distribution and sale of our products in export markets may expose us to a number of risks, including:

•	fluctuations in currency exchange rates;

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increased costs associated with maintaining the ability to understand the local markets and follow their trends, as well as develop and maintain effective marketing and distributing presence in various countries;

•	providing customer service and support in these markets;

•	failure to develop appropriate risk management and internal control structures tailored to overseas operations;

•	difficulty and cost relating to compliance with the different commercial and legal requirements of the export markets in which we offer or plan to offer our products and services;

•	failure to obtain or maintain certifications for our products or services in these markets;

•	inability to obtain, maintain or enforce intellectual property rights;

•	unanticipated changes in prevailing economic conditions and regulatory requirements;

•	difficulty in employing and retaining sales personnel who are knowledgeable about, and can function effectively in, export markets; and

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries.

Changes in international trade policies and international barriers to trade may adversely affect our ability to export our products worldwide.

Our exports to foreign markets, such as Europe and North America, have increased significantly during the last two years, increasing the risk that any unfavorable trade policies in foreign markets could affect the sale of our products. As our manufacturing bases and some of our downstream customers are located in China, we and our customers may be affected by any claims of unfair trade practices that are brought against the PRC government through the imposition of tariffs, non-tariff barriers to trade or other trade remedies. On September 9, 2010, the United Steel Workers filed a petition with the United States Trade Representative, or USTR, alleging the PRC government has engaged in unfair trade policies and practices with respect to certain domestic industries, including the solar power industry. Subsequently, USTR initiated an investigation under Section 301 of the 1974 Trade Act, which is ongoing as of the date of this prospectus. Although we believe we will not be directly affected by the results of this investigation, there can be no assurance that any government or international trade body will not institute adverse trade policies or remedies against exports from China in the future. Any significant changes in international trade policies, practices or trade remedies, especially those instituted in our target markets or markets where our major customers are located, could increase the price of our products compared to our competitors or decrease our customers’ demand for our products, which may adversely affect our business prospects and results of operations.

We may be subject to non-competition or other similar restrictions or arrangements relating to our business.

We may from time to time enter into non-competition, exclusivity or other restrictions or arrangements of a similar nature as part of our sales agreements with our customers. Such restrictions or arrangements may significantly hinder our ability to sell additional products, or enter into sales agreements with new or existing customers that plan to sell our products, in certain markets. As a result, such restrictions or arrangements may have a material adverse effect on our business, financial condition and results of operation.

Our failure to maintain sufficient collateral under certain pledge contracts for our short-term bank loans may materially and adversely affect our financial condition and results of operations.

As of June 30, 2010, Jiangxi Jinko had short-term bank borrowings of RMB188.0 million (US$27.7 million) with Bank of China, Shangrao Branch, or Shangrao Bank of China and Agricultural Bank of China, Shangrao Branch. These borrowings were secured by certain of our inventory. The net book value of the inventory at the time of the pledge contracts amounted to approximately RMB423.4 million (US$62.4 million). According to the pledge contracts, loan agreements and applicable laws, we may be requested by the pledgees to provide additional collateral to bring the value of the collateral to the level required by the pledgees. If we fail to provide additional collateral, the pledgees will be entitled to require the immediately repayment by us of the outstanding bank loans, otherwise, the pledgees may auction or sell the inventory and negotiate with us to apply the proceeds from the auction or sale to the repayment of the underlying loan. Furthermore, we may be subject to liquidated damages pursuant to relevant pledge contracts. Although the pledgees have conducted regular site inspections on our inventory since the pledge contracts were executed, they have not requested us to provide additional collateral or take other remedial actions. However, we cannot assure you the pledgees will not require us to provide additional collateral in the future or take other remedial actions or otherwise enforce their rights under the pledge contracts and loan agreements. If any of the foregoing occurs, our financial condition and results of operations may be materially and adversely affected.

We may be exposed to the credit and performance risks of a third party, which may materially and adversely affect our financial condition.

On June 13, 2009, we entered into a loan agreement, or the Heji Loan Agreement, with Jiangxi Heji Investment Co., Ltd., or Heji Investment, for loans with an aggregate principal amount of up to RMB100 million. We borrowed RMB50.0 million from Heji Investment under the Heji Loan Agreement. In September and October 2009, we and Heji Investment re-arranged our borrowings under the Heji Loan Agreement into entrusted loans with an aggregate principal amount of RMB50.0 million pursuant to the entrusted loan agreements with Agricultural Bank of China, or the Entrusted Loan Agreements. In connection with the Heji Loan Agreement, we entered into a guarantee agreement, or the Guarantee Agreement, with Jiangxi International Trust Co., Ltd., or JITCL, on May 31, 2009 to guarantee Heji Investment’s repayment obligations to JITCL under a loan agreement, or the JITCL Loan Agreement, pursuant to which JITCL extended a loan to Heji Investment in the principal amount of RMB50 million for a term of three years. None of the Heji Loan Agreement, the Entrusted Loan Agreements, the Guarantee Agreement and the JITCL Loan Agreement requires Heji Investment to apply the proceeds it will receive from our repayment of the entrusted loans to perform its repayment obligations under the JITCL Loan Agreement. If Heji Investment fails to perform its obligations under the JITCL Loan Agreement for any reason or otherwise defaults thereunder, we will become liable for Heji Investment’s obligations under the JITCL Loan Agreement. We cannot assure you that Heji Investment will apply the proceeds of our loan repayment under the Entrusted Loan Agreements to perform its obligations under the JITCL Loan Agreement or otherwise make full repayment thereunder upon maturity. We may not be released from our obligations under the Guarantee Agreement even if we repay in full the entrusted loans. In addition, we may not be released from our repayment obligations under the Entrusted Loan Agreements even if we are asked to fulfill our obligations as guarantor under the Guarantee Agreement. If any of the above occurs, we may be required to perform obligations under both the Entrusted Loan Agreements and the Guarantee Agreement, which would have a materially adverse effect on our financial condition.

Our substantial indebtedness could adversely affect our business, financial condition and results of operations.

We typically require a significant amount of cash to meet our capital requirements, including the expansion of our production capacity, as well as to fund our operations. As of June 30, 2010, we had approximately RMB756.5 million (US$111.6 million) in outstanding short-term borrowings (including the current portion of long-term bank borrowings) and RMB349.0 million (US$51.5 million) in outstanding long-term bank borrowings (excluding the current portion and deferred financing cost).

This level of debt could have significant consequences on our operations, including:

•

reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes as a result of our debt service obligations, and limiting our ability to obtain additional financing;

•	limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy; and

•	potentially increasing the cost of any additional financing.

Any of these factors and other consequences that may result from our substantial indebtedness could have an adverse effect on our business, financial condition and results of operations as well as our ability to meet our payment obligations under our debt.

Our ability to meet our payment obligations under our outstanding debt depends on our ability to generate significant cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control. We believe that available credit under existing bank credit facilities, the net proceeds we receive from this offering as well as cash on hand and expected operating cash flow, will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditure for the next 12 months. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders. However, we cannot assure you that our business will generate adequate cash flow from operations to support our operations and service our debt obligations, or that future borrowings will be available to us under our existing or any future credit facilities or otherwise, in an amount sufficient to enable us to meet our payment obligations under our outstanding debt while continuing to fund our other liquidity needs. If we are not able to generate sufficient cash flow to service our debt obligations, we may need to refinance or restructure our debt, sell assets, reduce or delay capital investments, or seek to raise additional capital. If we are unable to implement one or more of these alternatives, we may not be able to meet our payment and other obligations under our outstanding debt, which may have a material adverse effect on our operations and financial condition.

Our research and development initiatives may fail to enhance manufacturing efficiency or quality of our products.

We are making efforts to improve our manufacturing processes and improve the conversion efficiency and quality of our products. We plan to focus our research and development efforts on improving each step of our production process, making us an industry leader in technological innovation. In addition, we undertake research and development to enhance the quality of our products. We cannot assure you that such efforts will improve the efficiency of manufacturing processes or yield products with expected quality. In addition, the failure to realize the intended benefits from our research and development initiatives could limit our ability to keep pace with rapid technological changes, which in turn would hurt our business and prospects.

Failure to achieve satisfactory production volumes of our products could result in a decline in sales.

The production of silicon wafers, solar cells, solar modules, silicon ingots and recovered silicon materials involves complex processes. Deviations in the manufacturing process can cause a substantial decrease in output and, in some cases, disrupt production significantly or result in no output. From time to time we have experienced lower-than-anticipated manufacturing output during the ramp-up of production lines. This often occurs during the introduction of new products, the installation of new equipment or the implementation of new process technologies. As we bring additional lines or facilities into production, we may operate at less than intended capacity during the ramp-up period. This would result in higher marginal production costs and lower than expected output, which could have a material adverse effect on our results of operations.

Our operating results may fluctuate from period to period in the future.

Our results may be affected by factors such as changes in costs of raw materials, delays in equipment delivery, suppliers’ failure to perform their delivery obligations and interruptions in electricity supply and other key production inputs. Our results may also be affected by the general economic conditions and the state of the credit markets both in China and elsewhere in the world, which may affect the demand for our products and availability of financing. The rapid expansion of virgin polysilicon manufacturing capacity and falling demand for solar power products including our products resulting from the global economic crisis caused the prices of solar power products including our products to decline in the fourth quarter of 2008 and in 2009. As a consequence, our profit margins were adversely affected in the fourth quarter of 2008 and in 2009. In addition, because demand for solar power products tends to be weaker during the winter months partly due to adverse weather conditions in certain regions, which complicate the installation of solar power systems, our operating results may fluctuate from period to period based on the seasonality of industry demand for solar power products. Our sales in the first quarter of any year may also be affected by the occurrence of the Chinese New Year holiday during which domestic industrial activity is normally lower than that at other times. Further, in order to become a fully-integrated maker of solar power products, we have rapidly expanded our manufacturing capacities of silicon wafers, solar cells and solar modules over the past few years, and the respective manufacturing capacities of each product in the value chain have not been perfectly matched. To fully capture demand for various types of solar power products, at different times during 2009 and the six months ended June 30, 2010 we sold silicon wafers and solar cells as end-products to certain customers, and also purchased silicon wafers and solar cells as inputs for the manufacturing of solar cells and solar modules, respectively, and sold these solar cells and solar modules as end-products. As a result, compared to a fully-integrated maker of solar power products of comparable size with equal manufacturing capacities for silicon wafers, solar cells and solar modules, our sales and our total revenues were larger and our gross profit margin was lower as we were not able to capture the profit in the entire value chain. In future periods, our sales revenues and gross profit margin may vary as we better match our silicon wafer and solar cell capacity to our solar module capacity to become fully vertically integrated. In addition, from time to time we may apply for and receive government incentives in the form of subsidy income, and the amount of such subsidy varies from period to period, which may cause our net income and net margin to vary from period to period. In 2009 and the six months ended June 30, 2010, we received government subsidies totaling RMB8.6 million (US$1.3 million) and RMB5.0 million (US$0.7 million) respectively, which included subsidy for our expansion of production scale, technology upgrades and development of export markets. We cannot assure you that we will continue to receive a similar amount or any amount of government subsidy in future periods. As a result of the foregoing, you may not be able to rely on period to period comparisons of our operating results as an indication of our future performance.

Unsatisfactory performance of or defects in our products may cause us to incur additional expenses and warranty costs, damage our reputation and cause our sales to decline.

Our products may contain defects that are not detected until after they are shipped or inspected by our customers. Our silicon wafer sales contracts normally require our customers to conduct inspection before delivery. We may, from time to time, allow those of our silicon wafer customers with good credit to return our silicon wafers within a stipulated period, which normally ranges from seven to 45 working days after delivery, if they find our silicon wafers do not meet the required specifications. Our standard solar cell sales contract requires our customer to notify us within seven days of delivery if such customer finds our solar cells do not meet the specifications stipulated in the sales contract. If our customer notifies us of such defect within the specified time period and provides relevant proof, we will replace those defective solar cells with qualified ones after our confirmation of such defects. Our solar modules are typically sold with a five-year warranty for all defects and a 12-year and 25-year warranty against declines of more than 10.0% and 20.0%, respectively, from the initial minimum power generation capacity at the time of delivery. If a solar module is defective during the relevant warranty period, we will either repair or replace the solar module. As we continue to increase our sales to the major export markets, we may be exposed to increased warranty claims. If we experience a significant increase in warranty claims, we may incur significant repair and replacement costs associated with such claims. In addition, product defects could cause significant damage to our market reputation and reduce our product sales and market share, and our failure to maintain the consistency and quality throughout our production process could result in substandard quality or performance of our products. If we deliver our products with defects, or if there is a perception that our products are of substandard quality, we may incur substantially increased costs associated with returns or replacements of our products, our credibility and market reputation could be harmed and our sales and market share may be adversely affected.

As the import of recoverable silicon materials is subject to approvals from relevant governmental authorities, if we have to import recoverable silicon materials in the future for our silicon ingot manufacturing and we cannot obtain such approvals in a timely manner or at all, our raw material supplies may be adversely affected.

Historically, a portion of our recoverable silicon raw materials were imported from overseas suppliers. China has implemented rules regulating the import of waste materials into China, under which waste materials are categorized as “automatically permitted,” “restricted” or “prohibited.” If certain imported material is recognized as waste material and is not categorized as “automatically permitted” or “restricted,” it generally will be deemed as “prohibited” for import. The prohibited waste materials are not allowed to be imported into China. The import of restricted waste material is subject to the approval of various government authorities, including environmental protection authorities. On July 3, 2009, the PRC Ministry of Environmental Protection, Ministry of Commerce, National Development and Reform Commission, General Administration of Customs and General Administration of Quality Supervision, Inspection and Quarantine jointly issued the Revised Imported Solid Waste Catalogs, or the Revised Catalogs, which became effective on August 1, 2009. According to the Revised Catalogs, recoverable silicon materials with a purity rate above 99.99% fall into the restricted catalog and, consequently, the import of such recoverable silicon materials is subject to approvals from environmental protection authorities and other relevant governmental authorities. Currently, we do not import any recoverable silicon materials for our silicon ingot production. However, if we have to import recoverable silicon materials in the future to meet our capacity expansion requirement and we cannot obtain relevant approvals in timely manner or at all, we may be unable to obtain recoverable silicon in sufficient quantities to support our production. If this occurs, we may be forced to rely more heavily on virgin polysilicon suppliers to source silicon in quantities sufficient to support our production, resulting in production delays and increased costs, which could materially and adversely affect our business and results of operations.

Fluctuations in exchange rates could adversely affect our results of operations.

Historically, most of our revenue was denominated in Renminbi. Since 2009, however, as we expanded our product line down stream and commenced manufacturing solar modules, export sales have represented an increasingly significant proportion of our total sales. Our export sales represented 42.8% and 66.2%, respectively, of our total sales in 2009 and the six months ended June 30, 2010. As we continue to expand our solar module production capacity, increase our sales of solar modules and expand our business in the U.S. and European markets, we expect export sales will continue to constitute a significant portion of our total sales. We expect that an increasing portion of our sales will be denominated in U.S. dollars and Euro. A portion of our costs and capital expenditures, including purchase of raw materials and equipment from foreign vendors, are denominated in U.S. dollars and Japanese Yen. In addition, we have outstanding debt obligations, and may continue to incur debts from time to time, denominated and repayable in foreign currencies. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future. In addition, we make advance payments in U.S. dollars to overseas silicon raw material suppliers, and from time to time, we may incur foreign exchange losses if we request our suppliers to return such advance payments due to changes in our business plans. We incurred foreign exchange losses of approximately RMB5.0 million, RMB2.2 million (US$324.4 thousand) and RMB0.8 million (US$118.0 thousand), respectively, in 2008, 2009 and the six months ended June 30, 2010. Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi, Euro and Japanese Yen, may affect our gross and net profit margins and could result in foreign exchange and operating losses.

Our financial statements are expressed in Renminbi and the functional currency of our principal operating subsidiaries, Jiangxi Jinko and Zhejiang Jinko, is also Renminbi. The value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi. In addition, to the extent we hold assets denominated in U.S. dollars, including the net proceeds we receive from this offering, any appreciation of Renminbi against the U.S. dollar could result in a change to our statement of operations and a reduction in the value of our U.S. dollar denominated assets. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders. On the other hand, if we decide to convert our Renminbi amounts into U.S. dollars for the purpose of making payments for dividends on our ordinary shares and ADSs or for other business purposes, including foreign debt service, a decline in the value of Renminbi against the U.S. dollar would reduce the U.S. dollar equivalent amounts of the Renminbi we convert. In addition, a depreciation of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the price of our ADSs.

Renminbi is not a freely convertible currency. The PRC government may take actions that could cause future exchange rates to vary significantly from current or historical exchange rates. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, in a reversal of a long-standing policy, the PRC government announced that the Renminbi would be permitted to fluctuate within a narrow and managed band against a basket of specified foreign currencies. Since this announcement, the value of the Renminbi has been fluctuating. From July 21, 2005 to June 30, 2010 the Renminbi appreciated against the U.S. dollar by approximately 22.0%. Given the domestic and overseas economic development and increasing trade surplus of China, the People’s Bank of China decided to further reform the RMB exchange rate regime on June 20, 2010 to enhance the flexibility of the RMB exchange rate. While international reactions to the Renminbi revaluation have generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible foreign currency policy, which could result in further and more significant appreciation of the Renminbi against the U.S. dollar. There can be no assurance that any future movements in the exchange rate of the Renminbi against the U.S. dollar or other foreign currencies will not adversely affect our results of operations and financial condition (including our ability to pay dividends). Conversely, significant depreciation in the Renminbi against major foreign currencies may have a material adverse impact on our results of operations, financial condition and share price because our ADSs are expected to be quoted in U.S. dollars, whereas most of our revenues, costs and expenses are denominated in Renminbi.

In addition, as we increase our sales to international customers, we expect the portion of our sales denominated in foreign currencies, particularly, U.S. dollars and Euros to our total revenue will increase. We also expect to incur increased foreign currency denominated capital expenditures in connection with our capacity expansion plans. In addition, we make advance payments in U.S. dollars to overseas silicon raw material suppliers, and from time to time, we may incur foreign exchange losses if we request our suppliers to return such advance payments due to changes in our business plans. These could expose us to significant risks resulting from fluctuations in currency exchange rates, particularly, among Renminbi, the U.S. dollars, Japanese Yen and Euros.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. Although we have entered into a number of foreign-exchange forward contracts with local banks to manage our risks associated with foreign exchange rates fluctuations, we cannot assure you that our hedging efforts will be effective. Our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on our results of operations.

Our operations are subject to natural disasters, adverse weather conditions, operating hazards and labor disputes.

We may experience earthquakes, floods, mudslides, snowstorms, typhoon, power outages, labor disputes or similar events beyond our control that would affect our operations. Our manufacturing processes involve the use of hazardous equipment, such as furnaces, squaring machines and wire saws, and we also use, store and generate volatile and otherwise dangerous chemicals and wastes during our manufacturing processes, which are potentially destructive and dangerous if not properly handled or in the event of uncontrollable or catastrophic circumstances, including operating hazards, fires and explosions, natural disasters, adverse weather conditions and major equipment failures, for which we cannot obtain insurance at a reasonable cost or at all.

In addition, our silicon wafer and solar module production and storage facilities are located in close proximity to one another in the Shangrao Economic Development Zone in Jiangxi Province, and our solar cell production and storage facilities are located in close proximity to one another in Haining, Zhejiang Province. The occurrence of any natural disaster, unanticipated catastrophic event or unexpected accident in either of the two locations could result in production curtailments, shutdowns or periods of reduced production, which could significantly disrupt our business operations, cause us to incur additional costs and affect our ability to deliver our products to our customers as scheduled, which could adversely affect our business, financial condition and results of operations. Moreover, such events could result in severe damage to property, personal injuries, fatalities, regulatory enforcement proceedings or in our being named as a defendant in lawsuits asserting claims for large amounts of damages, which in turn could lead to significant liabilities.

We experienced a production disruption due to power blackouts at our facilities in the Shangrao Municipality resulting from severe winter weather conditions in early 2008. In May 2008, Sichuan Province in southwest China experienced a severe earthquake. Although the Sichuan Province earthquake did not materially affect our production capacity and operations, other occurrences of natural disasters, as well as accidents and incidents of adverse weather in or around Shangrao and Haining in the future may result in significant property damage, electricity shortages, disruption of our operations, work stoppages, civil unrest, personal injuries and, in severe cases, fatalities. Such incidents may result in damage to our reputation or cause us to lose all or a portion of our production capacity, and future revenues anticipated to be derived from the relevant facilities.

As our founders collectively hold a controlling interest in us, they have significant influence over our management and their interests may not be aligned with our interests or the interests of our other shareholders.

As of the date of this prospectus, our founders, Xiande Li who is our chairman, Kangping Chen who is our chief executive officer, and Xianhua Li who is our vice president, beneficially own approximately 26.2%, 15.7% and 10.5%, respectively, of our outstanding ordinary shares. Xiande Li, the brother-in-law of Kangping Chen, and Xianhua Li are brothers. Upon completion of this offering, an aggregate of approximately 46.7% of our outstanding ordinary shares will be held by our founders, assuming no exercise of the underwriters’ over-allotment option. If the founders act collectively, they will have substantial control over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, dividend policy and other significant corporate actions. They may take actions that are not in the best interest of our company or our securities holders. For example, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. On the other hand, if the founders are in favor of any of these actions, these actions may be taken even if they are opposed by our other shareholders, including you and those who invest in ADSs. In addition, under our current articles of association, the quorum required for the general meeting of our shareholders is two shareholders entitled to vote and present in person or by proxy or, if the shareholder is a corporation, by its duly authorized representative representing not less than one-third in nominal value of our total issued voting shares. As such, a shareholders resolution may be passed at our shareholders meetings with the presence of our founders only and without the presence of any of our other shareholders, which may not represent the interests of our other shareholders, including holders of ADSs.

We have limited insurance coverage and may incur losses resulting from product liability claims, business interruption or natural disasters.

We are exposed to risks associated with product liability claims in the event that the use of our products results in property damage or personal injury. Since our products are ultimately incorporated into electricity generating systems, it is possible that users could be injured or killed by devices that use our products, whether as a result of product malfunctions, defects, improper installations or other causes. Due to our limited operating history, we are unable to predict whether product liability claims will be brought against us in the future or to predict the impact of any resulting adverse publicity on our business. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. We carry limited product liability insurance and may not have adequate resources to satisfy a judgment in the event of a successful claim against us. In addition, we do not carry any business interruption insurance. As the insurance industry in China is still in its early stage of development, even if we decide to take out business interruption coverage, such insurance available in China offers limited coverage compared with that offered in many other countries. Any business interruption or natural disaster could result in substantial losses and diversion of our resources and materially and adversely affect our business, financial condition and results of operations.

The grant of employee share options and other share-based compensation could adversely affect our net income.

We adopted a share incentive plan on July 10, 2009 which was subsequently amended and restated, or the 2009 Long Term Incentive Plan. As of the date of this prospectus, we reserved 7,325,122 ordinary shares under the 2009 Long Term Incentive Plan, and share options with respect to 4,536,480 ordinary shares have been granted to our directors, officers and employees pursuant to such plan. As of the date of this prospectus, there are 4,272,130 ordinary shares issuable upon the exercise of outstanding options granted under our long-term incentive plan. U.S. GAAP requires us to recognize share-based compensation as compensation expense in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. If we grant more share options to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income. However, if we do not grant share options or reduce the number of share options that we grant, we may not be able to attract and retain key personnel.

Our lack of sufficient patent protection in and outside of China may undermine our competitive position and subject us to intellectual property disputes with third parties, both of which may have a material adverse effect on our business, results of operations and financial condition.

We have developed various production process related know-how and technologies in the production of our products. Such know-how and technologies play a critical role in our quality assurance and cost reduction. In addition, we have implemented a number of research and development programs with a view to developing techniques and processes that will improve production efficiency and product quality. Our intellectual property and proprietary rights arising out of these research and development programs will be crucial in maintaining our competitive edge in the solar power industry. As of the date of this prospectus, we had eight patents and 14 pending patent applications in China. We plan to continue to seek to protect our intellectual property and proprietary knowledge by applying for patents for them. However, we cannot assure you that we will be successful in obtaining patents in China in a timely manner or at all. Moreover, even if we are successful, China currently affords less protection to a company’s intellectual property than some other countries, including the United States. We also use contractual arrangements with employees and trade secret protections to protect our intellectual property and proprietary rights. Nevertheless, contractual arrangements afford only limited protection and the actions we may take to protect our intellectual property and proprietary rights may not be adequate.

In addition, others may obtain knowledge of our know-how and technologies through independent development. Our failure to protect our production process, related know-how and technologies and/or our intellectual property and proprietary rights may undermine our competitive position. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property and proprietary rights. Policing unauthorized use of proprietary technology can be difficult and expensive. Litigation, which can be costly and divert management attention and other resources away from our business, may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of our proprietary rights. We cannot assure you that the outcome of such potential litigation will be in our favor. An adverse determination in any such litigation will impair our intellectual property and proprietary rights and may harm our business, prospects and reputation.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause us to pay significant damage awards.

Our success depends on our ability to use and develop our technology and know-how and to manufacture and sell our recovered silicon materials, silicon ingots, silicon wafers, solar cells and solar modules without infringing the intellectual property or other rights of third parties. We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. The validity and scope of claims relating to solar power technology patents involve complex scientific, legal and factual questions and analyses and, therefore, may be highly uncertain. The defense and prosecution of intellectual property suits, patent opposition proceedings, trademark disputes and related legal and administrative proceedings can be both costly and time consuming and may significantly divert our resources and the attention of our technical and management personnel. An adverse ruling in any such litigation or proceedings could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation.

Our business depends substantially on the continuing efforts of our executive officers and key technical personnel, as well as our ability to maintain a skilled labor force. Our business may be materially and adversely affected if we lose their services.

Our success depends on the continued services of our executive officers and key personnel, in particular Mr. Xiande Li, Mr. Kangping Chen and Mr. Xianhua Li, who are our founders. We do not maintain key-man life insurance on any of our executive officers and key personnel. If one or more of our executive officers and key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. As a result, our business may be severely disrupted and we may have to incur additional expenses in order to recruit and retain new personnel. In addition, if any of our executives joins a competitor or forms a competing company, we may lose some of our customers. Each of our executive officers and key personnel has entered into an employment agreement with us that contains confidentiality and non-competition provisions. However, if any dispute arises between our executive officers or key personnel and us, we cannot assure you, in light of uncertainties associated with the PRC legal system, that these agreements could be enforced in China where most of our executive officers and key personnel reside and hold most of their assets. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could have a material adverse effect on us” in this prospectus.

Furthermore, recruiting and retaining capable personnel, particularly experienced engineers and technicians familiar with our products and manufacturing processes, is vital to maintain the quality of our products and improve our production methods. There is substantial competition for qualified technical personnel, and we cannot assure you that we will be able to attract or retain qualified technical personnel. If we are unable to attract and retain qualified employees, key technical personnel and our executive officers, our business may be materially and adversely affected.

We and our Chief Strategy Officer may be subject to claims of contractual breach arising from his previous employment agreement.

Mr. Arturo Herrero, our Chief Strategy Officer, was previously employed by Trina Solar Limited, or Trina, our competitor, until January 2010. Mr. Herrero’s employment agreement with Trina contained certain covenants purporting to prohibit Mr. Herrero from competing with Trina in the event his employment relationship with Trina ceased. These provisions include prohibitions for a period of one year after termination on (a) soliciting customers, contacts or clients of Trina, (b) accepting employment with or providing service to any competitor of Trina in the PRC or any other territory in which Trina carries on business and (c) soliciting employees of Trina. If Trina brought legal action against us and/or Mr. Herrero seeking to enforce these provisions, it could seek (i) to enjoin Mr. Herrero from acting in his capacity as our Chief Strategy Officer or any other capacity on our behalf, and (ii) damages for breach of contract or inducement to breach for any loss or injury it suffered as a result of the alleged breach. Under Hong Kong law which governs Mr. Herrero’s employment agreement with Trina, restrictive covenants are a restraint of trade and prima facie void, and for a covenant to be enforceable the employer must demonstrate that the covenant protects a legitimate business interest such as goodwill, a client base, confidential information or a stable workforce and goes no further than is reasonably necessary to protect that interest. As a matter of policy, the Hong Kong courts will not revise an unenforceable restraint to make it enforceable. The courts will simply strike out or void the relevant provision, or portions thereof, that are unenforceable. We believe that restraint (b) goes further than is reasonably necessary to protect the legitimate business interests of Trina and so would be likely ruled unenforceable under Hong Kong law. In addition, Mr. Herrero has not approached or solicited, and has undertaken that he will not approach or solicit Trina’s clients, customers, contacts or employees. Therefore, we believe that Trina would be unlikely to prevail on such claims if brought. However, if Trina were successful in such legal action, we could lose the services of Mr. Herrero, and/or become obligated to pay damages to Trina. Such an event could materially and adversely affect our corporate strategy formulation, our results of operations and financial condition. Moreover, even if Trina did not prevail in such a legal action, the fact that such action was brought could itself materially adversely affect our reputation. Regardless of the outcome, any such legal action could also be time consuming, costly and distract both Mr. Herrero’s and our management’s attention, which could materially and adversely affect our business, results of operations and the trading price of and the value of an investment in our ADSs.

Compliance with environmental, safe production and construction regulations can be costly, while non-compliance with such regulations may result in adverse publicity and potentially significant monetary damages, fines and suspension of our business operations.

We use, store and generate volatile and otherwise dangerous chemicals and wastes during our manufacturing processes, and are subject to a variety of government regulations related to the use, storage and disposal of such hazardous chemicals and waste. We are required to comply with all PRC national and local environmental protection regulations. Under such regulations, we are prohibited from commencing commercial operations of our manufacturing facilities until we have obtained the relevant approvals from PRC environmental protection authorities. Regulations on emission trading and pollution permits in Zhejiang Province allow entities to increase their annual pollution discharge limit through emissions trading. Entities may increase their annual discharge limit by registering emissions credits with the relevant environmental authorities and amending their pollution permits or obtaining new ones. We have entered into several emissions trading contracts to increase our annual quota but have not registered these credits as required under recently implemented regulation. As a result, we exceeded our annual limit permitted under our existing pollution permits. The local environmental authority of Haining City allows local enterprises to make registrations retroactively, provided that the registrations are timely. However, we cannot assure you that that we will not be penalized for exceeding our discharge limit. We are also required to conduct a safety evaluation on our manufacturing and storage instruments in relation to our use of dangerous chemicals every two years, as well as a safety evaluation on our manufacturing and storage instruments in relation to our use of hyper-toxic chemicals every year, and to file the results of these evaluations with the hazardous chemicals safety supervision and administration authorities.

Moreover, we are required to obtain construction permits before commencement of building production facilities. We commenced construction of a portion of our solar cell and module production facilities prior to obtaining the construction permits and commenced operations of certain of our production facilities prior to obtaining the environmental approvals for commencing commercial operation and completing the required safety evaluation procedure. Although we have subsequently obtained all required environmental approvals covering all of our existing production capacity except a portion of our solar cell and module production capacity, we cannot assure you that we will not be penalized by the relevant government authorities for any prior non-compliance with the PRC environmental protection, safe production and construction regulations. As of the date of this prospectus, we are still in the process of obtaining the requisite environmental approval for the portion of our solar cell and module production capacity and construction permits for a portion of our solar cell and module production facilities, but we cannot assure you that we will be able to obtain such approval in a timely manner or at all. Failure to obtain such approval and permits may subject us to fines or disrupt our operations and construction, which may materially and adversely affect our business, results of operations and financial condition.

In addition, the PRC government may issue more stringent environmental protection, safe production and construction regulations in the future and the costs of compliance with new regulations could be substantial. If we fail to comply with the future environmental, safe production and construction laws and regulations, we may be required to pay fines, suspend construction or production, or cease operations. Moreover, any failure by us to control the use of, or to adequately restrict the discharge of, dangerous substances could subject us to potentially significant monetary damages and fines or the suspension of our business operations.

Future failure to make full contribution to the registered capital of our principal operating subsidiaries in China may subject us to fines, which may materially and adversely affect our reputation, financial condition and results of operations.

In September 2008, Jiangxi Jinko, one of our principal subsidiaries in China, obtained the approval of the Foreign Trade and Economic Cooperation Department of Jiangxi Province, or Jiangxi MOFCOM, for the increase in its registered capital to US$190.0 million, approximately US$125.5 million of which has been contributed as of the date of this prospectus. Under the relevant PRC laws and regulations, Paker, our wholly-owned subsidiary and Jiangxi Jinko’s sole shareholder, is required to contribute the remaining US$64.5 million by the end of January 2011. On December 7, 2009, Zhejiang Jinko was approved by the Foreign Trade and Economic Cooperation Bureau of Haining to increase its registered capital to US$34.0 million, approximately US$29.2 million of which has been contributed as of the date of this prospectus. According to the relevant PRC laws and regulations, Jiangxi Jinko and Paker are required to contribute the remaining approximately US$4.8 million to the registered capital of Zhejiang Jinko by December 18, 2011. On August 9, 2010, Zhejiang Jinko was approved by the Department of Commerce of Zhejiang Province to further increase its registered capital to US$100.0 million, approximately US$61.7 million of which has been contributed as of the date of this prospectus. According to the relevant PRC laws and regulations, Jiangxi Jinko and Paker are required to contribute the remaining approximately US$38.3 million to the registered capital of Zhejiang Jinko by August 18, 2012. We plan to use part of the net proceeds we receive from this offering to make the full contribution before the required deadlines. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders. According to the relevant PRC laws and regulations, failure by a shareholder of a company to make full contribution to the company’s registered capital before the required deadline may subject the shareholder to a fine in the amount of 5% to 15% of the contribution that such shareholder has committed but has failed to make before the deadline. There is no assurance that we will have sufficient funds to make the full contributions to our PRC subsidiaries’ registered capital before such deadlines. If for any reason we fail to raise sufficient funds or otherwise fail to make the full contributions to our PRC subsidiaries’ registered capital before their respective deadlines, we may be subject to such fines, which may materially and adversely affect our reputation, financial condition and results of operations.

Risks Related to Doing Business in China

If we were required to obtain the prior approval of the PRC Ministry of Commerce, or MOFCOM, for or in connection with our corporate restructuring in 2007 and 2008, our failure to do so could have a material adverse effect on our business, operating results and trading price of our ADSs.

On August 8, 2006, six PRC governmental and regulatory agencies, including MOFCOM and the CSRC, promulgated a rule entitled “Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors,” or Circular 10, which became effective on September 8, 2006. Article 11 of Circular 10 requires PRC domestic enterprises or domestic natural persons to obtain the prior approval of MOFCOM when an offshore company established or controlled by them proposes to merge with or acquire a PRC domestic company with which such enterprises or persons have a connected relationship.

We undertook a restructuring in 2007, or the 2007 Restructuring. See “Our Corporate History and Structure — Our Domestic Restructuring.” Our founders and Paker obtained the approval of Jiangxi MOFCOM, for the acquisition and the share pledge, or the 2007 acquisition and pledge. However, because our founders are PRC natural persons and they controlled both Paker and Jiangxi Desun, the 2007 acquisition and pledge would be subject to Article 11 of Circular 10 and therefore subject to approval by MOFCOM at the central government level.

To remedy this past non-compliance with Circular 10 in connection with the 2007 Restructuring, we undertook another corporate restructuring in 2008, or the 2008 Restructuring, under which the share pledge was terminated on July 28, 2008 and Paker transferred all of its equity interest in Jiangxi Desun to Long Faith Creation Limited, or Long Faith, an unrelated Hong Kong company, on July 31, 2008. In addition, we visited Jiangxi MOFCOM in November 2008 and made inquiries regarding the possible adverse effect, if any, that the past non-compliance in connection with the 2007 acquisition and pledge may have on us. Furthermore, on November 11, 2008, Jiangxi MOFCOM confirmed in its written reply to us that there had been no modification to the former approvals for the 2007 acquisition and pledge and Paker’s transfer of its equity interest in Jiangxi Desun to Long Faith, and we might continue to rely on those approvals for further transactions. Our PRC counsel, Chen & Co. Law Firm, has advised us that, based on their understanding of current PRC laws and regulations and the confirmation in Jiangxi MOFCOM’s written reply, and because Paker has transferred all of its equity interest in Jiangxi Desun to Long Faith Creation Limited and has terminated the share pledge and has duly completed all relevant approval and registration procedures for such transfer and termination, the possibility for the approval relating to the 2007 acquisition and pledge to be revoked is remote and our corporate structure currently complies in all respects with Circular 10. Nevertheless, we cannot assure you that MOFCOM will not revoke such approval and subject us to regulatory actions, penalties or other sanctions because of such past non-compliance. If the approval of Jiangxi MOFCOM for the 2007 acquisition and pledge were revoked and we were not able to obtain MOFCOM’s retrospective approval for the 2007 acquisition and pledge, Jiangxi Desun may be required to return the tax benefits to which only a foreign-invested enterprise was entitled and which were recognized by us during the period from April 10, 2007 to December 31, 2007, and the profit distribution to Paker in December 2008 may be required to be unwound. Under an indemnification letter issued by our founders to us, our founders have agreed to indemnify us for any monetary losses we may incur as a result of any violation of Circular 10 in connection with the restructuring we undertook in 2007. We cannot assure you, however, that this indemnification letter will be enforceable under the PRC law, our founders will have sufficient resources to fully indemnify us for such losses, or that we will not otherwise suffer damages to our business and reputation as a result of any sanctions for such non-compliance.

As part of our 2008 Restructuring, Jiangxi Jinko and Jiangxi Desun entered into certain transactions, or the 2008 Restructuring Transactions. See “Our Corporate History and Structure — Our Domestic Restructuring.”

Our PRC counsel, Chen & Co. Law Firm, has advised us, based on their understanding of current PRC laws and regulations, and subject to any future rules, regulations, requirements, or interpretations to the contrary promulgated by competent PRC governmental authorities, that Circular 10, which governs the merger with or acquisition of shares or assets of PRC domestic enterprises by foreign investors for the purpose of establishing foreign-invested enterprises, does not apply to the 2008 Restructuring Transactions because we believe the 2008

Restructuring Transactions, as a whole, were not a merger with or acquisition of Jiangxi Desun’s shares or assets. However, Circular 10 is unclear in certain respects, including what constitutes a merger with or acquisition of PRC domestic enterprises and what constitutes circumvention of its approval requirements. If MOFCOM subsequently determines that its approval of the 2008 Restructuring Transactions were required, we may face regulatory actions or other sanctions by MOFCOM or other PRC regulatory agencies. Such actions may include compelling us to terminate the contracts between Jiangxi Desun and our company, the limitation of our operating privileges in China, the imposition of fines and penalties on our operations in China, delay or restriction on the repatriation of the net proceeds we receive from this offering into China, restrictions or prohibition on the payment or remittance of dividends by Jiangxi Jinko or others that may have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

If we were required to obtain the prior approval of the China Securities Regulatory Commission, or CSRC, for or in connection with our initial public offering, the listing of our ADSs on the NYSE or this offering, our failure to do so could cause the offering to be delayed or cancelled.

Circular 10 also requires that an offshore special purpose vehicle, or SPV, which is controlled by a PRC resident for the purpose of listing its rights and interests in a PRC domestic enterprise on an overseas securities exchange through the listing of the SPV’s shares, obtain approval from the CSRC prior to publicly listing its securities on such overseas securities exchange. On September 21, 2006, the CSRC published procedures specifying documents and materials that must be submitted by SPVs seeking CSRC approval of their overseas listings. Our PRC counsel, Chen & Co. Law Firm, has advised us, based on their understanding of current PRC laws and regulations, and subject to any future rules, regulations, requirements, or interpretations to the contrary promulgated by competent PRC governmental authorities, that CSRC approval was not required for our initial public offering and the listing of our ADSs on the NYSE and is not required for this offering because:

•

the CSRC approval requirement under the Circular 10 only applies to overseas listings of SPVs that have used their existing or newly issued equity interest to acquire existing or newly issued equity interest in PRC domestic companies, or the SPV-domestic company share swap, and there has not been any SPV-domestic company share swap in our corporate history; and

•

Paker’s interest in Jiangxi Jinko was obtained by means of green field investment, or the incorporation of Jiangxi Jinko, rather than through the acquisition of shares or assets of an existing PRC domestic enterprise.

However, if the CSRC or another PRC governmental agency subsequently determines that we are required to obtain CSRC approval prior to the completion of this offering, this offering will be delayed until we obtain CSRC approval, which may take many months. If during or following our offering it is determined that CSRC approval is required for our initial public offering, the listing of our ADSs on the NYSE or this offering, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

Our business is based in China and a significant portion of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The PRC economy differs from the economies of most developed countries in many respects, including:

•	the level of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange; and

•	the allocation of resources.

While the PRC economy has grown significantly in the past 30 years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may have a negative effect on us. For example, our financial condition and results of operations may be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. We cannot predict whether changes in China’s political, economic and social conditions, laws, regulations and policies will have any material adverse effect on our current or future business, financial conditions and results of operations.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

We are incorporated in Cayman Islands and are subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign owned companies. The PRC legal system is based on written statutes. Prior court decisions have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative authorities and courts have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult than in more developed legal systems to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may impede our ability to enforce the contracts we have entered into with our business partners, clients and suppliers. In addition, such uncertainties, including the inability to enforce our contracts, could materially adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of national laws by local regulations. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Recent PRC regulations relating to overseas investment by PRC residents may restrict our overseas and cross-border investment activities and adversely affect the implementation of our strategy as well as our business and prospects.

The SAFE issued a public notice in October 2005, or the SAFE notice, requiring PRC residents, including both legal persons and natural persons, to register with the competent local SAFE branch before establishing or controlling any company outside China, referred to as an “offshore special purpose company,” for the purpose of acquiring any assets of or equity interest in PRC companies and raising funds from overseas. In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any asset located in China. If any PRC shareholder of an offshore special purpose company fails to make the required SAFE registration and amendment, the PRC subsidiaries of that offshore special purpose company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the offshore special purpose company. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions. Our current beneficial owners who are PRC residents have registered with the local SAFE branch as required under the SAFE notice. However, they have not yet completed the procedure for amending their registration with regard to the change in our shareholding structure, our corporate structure or our offshore trust arrangement. The failure of these beneficial owners to amend their SAFE registrations in a timely manner pursuant to the SAFE notice or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such beneficial owners and our PRC subsidiaries to fines and legal sanctions and may also result in restrictions on our PRC subsidiaries’ ability to distribute profits to us or otherwise materially and adversely affect our business.

Our China-sourced income is subject to PRC withholding tax under the new Enterprise Income Tax Law of the PRC, and we may be subject to PRC enterprise income tax at the rate of 25% when more detailed rules or precedents are promulgated.

We are a Cayman Islands holding company with substantially all of our operations conducted through our operating subsidiaries in China. Under the new Enterprise Income Tax Law, or the EIT Law, of the PRC and its implementation regulations, both of which became effective on January 1, 2008, China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, is generally subject to a 10% withholding tax. Under an arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5% if the beneficial owner of the dividends is a Hong Kong resident enterprise which directly owns at least 25% of the PRC company distributing the dividends. As Paker is a Hong Kong company and owns 100% of the equity interest in Jiangxi Jinko and 25% of the equity interest in Zhejiang Jinko directly, any dividends paid by Jiangxi Jinko and Zhejiang Jinko to Paker will be entitled to a withholding tax at the reduced rate of 5% after obtaining approval from competent PRC tax authority, provided that Paker is deemed as the beneficial owner of such dividends and that neither our company nor Paker is deemed to be a PRC tax resident enterprise as described below. However, according to the Circular of the State Administration of Taxation on How to Understand and Identify “Beneficial Owner” under Tax Treaties, effective on October 27, 2009, an applicant for bi-lateral treaty benefits, including the benefits under the arrangement between China and Hong Kong on dividend withholding tax, that does not carry out substantial business activities or is an agent or a conduit company may not be deemed as a “beneficial owner” of the PRC subsidiary and therefore, may not enjoy such treaty benefits. If Paker is determined to be ineligible for such treaty benefits, any dividends paid by Jiangxi Jinko and Zhejiang Jingko to Paker will be subject to standard PRC withholding tax rates at 10%.

The EIT Law, however, also provides that enterprises established outside China whose “de facto management bodies” are located in China are considered “tax resident enterprises” and will generally be subject to the uniform 25% enterprise income tax rate as to their global income. Under the implementation regulations, “de facto management bodies” is defined as the bodies that have, in substance, overall management control over such aspects as the production and business, personnel, accounts and properties of an enterprise. On April 22, 2009, the State Administration of Taxation promulgated a circular that sets out procedures and specific criteria for determining whether “de facto management bodies” for overseas incorporated, domestically controlled enterprises are located in China. However, as this circular only applies to enterprises incorporated under laws of foreign jurisdictions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents such as our company and Paker. Therefore, although a substantial majority of the members of our management team as well as the management team of Paker are located in China, it remains unclear whether the PRC tax authorities would require or permit our company or Paker to be recognized as PRC tax resident enterprises. If our company and Paker are considered PRC tax resident enterprises for PRC enterprise income tax purposes, any dividends distributed from Jiangxi Jinko and Zhejiang Jinko to Paker and ultimately to our company, could be exempt from the PRC withholding tax; however, our company and Paker will be subject to the uniform 25% enterprise income tax rate as to our global income.

Dividends payable by us to our foreign investors and gains on the sale of our shares or ADSs may become subject to PRC enterprise income tax liabilities.

The implementation regulations of the EIT Law provide that (i) if the enterprise that distributes dividends is domiciled in China, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in China, then such dividends or capital gains are treated as China-sourced income. The EIT Law and the implementation regulations have only recently taken effect. Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining “domicile,” which are applicable to our company or Paker. As such, it is not clear how “domicile” will be interpreted under the EIT Law. It may be interpreted as the jurisdiction where the enterprise is incorporated or where the enterprise is a tax resident. Therefore, if our company and Paker are considered PRC tax resident enterprises for tax purposes, any dividends we pay to our overseas shareholders or ADS holders, as well as any gains realized by such shareholders or ADSs holders from the transfer of our shares or ADSs, may be viewed as China-sourced income and, as a consequence, be subject to PRC enterprise income tax at 10% or a lower treaty rate.

If the dividends we pay to our overseas shareholders or ADS holders or gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs are subject to PRC enterprise income tax, we would be required to withhold taxes on such dividends, and our overseas shareholders or ADS holders would be required to declare taxes on such gains to PRC tax authorities. In such case, the value of your investment in our shares or ADSs may be materially and adversely affected. Moreover, any overseas shareholders or ADS holders who fail to declare such taxes to PRC tax authorities may be ordered to make tax declaration within a specified time limit and be subject to fines or penalties.

We rely principally on dividends and other distributions on equity paid by our principal operating subsidiaries, Jiangxi Jinko and Zhejiang Jinko, and limitations on their ability to pay dividends to us could have a material adverse effect on our business and results of operations.

We are a holding company and rely principally on dividends paid by our principal operating subsidiaries, Jiangxi Jinko and Zhejiang Jinko, for cash requirements. If Jiangxi Jinko or Zhejiang Jinko incurs debt in its own name in the future, the instruments governing the debt may restrict dividends or other distributions on its equity interest to us. Furthermore, applicable PRC laws, rules and regulations permit payment of dividends by our PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards. Our PRC subsidiaries are required to set aside a certain percentage of their after-tax profit based on PRC accounting standards each year as reserve funds for future development and employee benefits, in accordance with the requirements of relevant laws and provisions in their respective articles of associations. As a result, our PRC subsidiaries may be restricted in their ability to transfer any portion of their net income to us whether in the form of dividends, loans or advances. Any limitation on the ability of our subsidiaries to pay dividends to us could materially adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

PRC regulations of direct investment and loans by offshore holding companies to PRC entities may delay or limit us from using the net proceeds we receive from this offering to make additional capital contributions or loans to our PRC subsidiaries.

Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries, including from the net proceeds of this offering, are subject to PRC regulations. For example, any of our loans to either of our PRC subsidiaries cannot exceed the difference between the total amount of investment our PRC subsidiary is approved to make under relevant PRC laws and the respective registered capital of our PRC subsidiary, and must be registered with the local branch of the SAFE as a procedural matter. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders. In addition, our capital contributions to our PRC subsidiaries must be approved by MOFCOM or their local counterparts. We cannot assure you that we will be able to obtain these approvals on a timely basis, or at all. If we fail to obtain such approvals, our ability to make equity contributions or provide loans to our PRC subsidiaries or to fund their operations may be negatively affected, which could adversely affect their liquidity and ability to fund their working capital and expansion projects and meet their obligations and commitments.

The enforcement of new labor contract law and increase in labor costs in the PRC may adversely affect our business and our profitability.

A new Labor Contract Law came into effect on January 1, 2008 and the Implementation Rules of Labor Contract Law of the PRC were promulgated and became effective on September 18, 2008. The new Labor Contract Law and the Implementation Rules impose more stringent requirements on employers with regard to entering into written employment contracts, hiring temporary employees and dismissing employees. In addition, under the newly promulgated Regulations on Paid Annual Leave for Employees, which came into effect on January 1, 2008, and its Implementation Measures, which were promulgated and became effective on September 18, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from five to 15 days, depending on length of service. Employees who waive such vacation time at the request of employers shall be compensated for three times their normal salaries for each waived vacation day. As a result of the new law and regulations, our labor costs are expected to increase. Increases in our labor costs and future disputes with our employees could adversely affect our business, financial condition and results of operations.

Our failure to make statutory social welfare payments to our employees could adversely and materially affect our financial condition and results of operations.

According to the relevant PRC laws and regulations, we are required to pay certain statutory social security benefits for our employees, including medical care, injury insurance, unemployment insurance, maternity insurance and pension benefits. Our failure to comply with these requirements may subject us to monetary penalties imposed by the relevant PRC authorities and proceedings initiated by our employees, which could materially and adversely affect our business, financial condition and results of operations.

Based on the prevailing local practice in Jiangxi Province resulting from the discrepancy between national laws and their implementation by local governments, Jiangxi Jinko did not pay statutory social security benefits, including medical care, injury insurance, unemployment insurance, maternity insurance and pension benefits, for all of its employees. For similar reasons, Zhejiang Jinko did not pay statutory social security benefits in Zhejiang Province for all of its employees. We estimate the aggregate amount of unpaid social security benefits to be RMB2.4 million, RMB4.7 million, RMB17.9 million (US$2.6 million) and RMB28.9 million (US$4.3 million), respectively, as of December 31, 2007, 2008 and 2009 and June 30, 2010. We may be required by the labor administrative bureaus to pay these statutory social security benefits within a designated time period. In addition, an employee is entitled to compensation if such employee terminates its labor contract due to failure by the employer to make due payment of social security benefits. We have made provisions for such unpaid social security benefits of our former and current PRC subsidiaries. However, we cannot assure you that we will not be subject to late charges and penalties for such delinquency. Late charges, penalties or legal or administrative proceedings to which we may be subject could materially and adversely affect our reputation, financial condition and results of operations.

All employee participants in the 2009 Long Term Incentive Plan who are PRC citizens may be required to register with SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law.

On March 28, 2007, SAFE issued the Operating Procedures on Administration of Foreign Exchange regarding PRC Individuals’ Participating in Employee Stock Ownership Plan and Stock Option Plan of Overseas Listed Companies, or the Stock Option Rule. For any plans which are so covered and are adopted by an overseas listed company, the Stock Option Rule requires the employee participants who are PRC citizens to register with SAFE or its local branch within ten days of the beginning of each quarter. In addition, the Stock Option Rule also requires the employee participants who are PRC citizens to follow a series of requirements on making necessary applications for foreign exchange purchase quota, opening special bank account and filings with SAFE or its local branch before they exercise their stock option.

Failure to comply with such provisions may subject us and the participants of the 2009 Long Term Incentive Plan who are PRC citizens to fines and legal sanctions and prevent us from further granting options under the 2009 Long Term Incentive Plan to our employees, which could adversely affect our business operations.

We face risks related to health epidemics and other outbreaks.

Our business could be adversely affected by the effects of influenza A (H1N1), avian flu, severe acute respiratory syndrome, or SARS, or other epidemic outbreak. In April 2009, an outbreak of influenza A caused by the H1N1 virus occurred in Mexico and the United States, and spread into a number of countries rapidly. There have also been reports of outbreaks of a highly pathogenic avian flu, caused by the H5N1 virus, in certain regions of Asia and Europe. In past few years, there were reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. An outbreak of avian flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, any recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 which affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, would also have similar adverse effects. These outbreaks of contagious diseases and other adverse public health developments in China would have a material adverse effect on our business operations. These could include our ability to travel or ship our products outside China as well as temporary closure of our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.

Price inflation in China could erode some of the advantages of operating in a relatively low-cost jurisdiction such as China, which could negatively affect our competitive advantages and our results of operations.

Inflation in China has been increasing. According to the National Bureau of Statistics of China, consumer price inflation in China was 4.8%, 5.9%, -0.7% and 2.6% in 2007, 2008 and 2009 and the six months ended June 30, 2010, respectively. Because we purchase raw materials from suppliers in China, price inflation increases the costs of labor and raw materials we must purchase for manufacturing and risks counteracting the competitive advantage we enjoy as a result of the relatively lower manufacturing costs we incur from operating in China. Although China experienced lower rates of inflation in 2009, recently released data indicates that China’s inflation rates is rising in 2010. If inflationary trends continue in China, China could lose its competitive advantage as a low-cost manufacturing venue, which could in turn lessen any competitive and reputational advantages we gain through China-based manufacturing. Accordingly, inflation in China may weaken our competitiveness in our markets and have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Our ADSs and This Offering

The market price for our ADSs has been volatile.

The market price for our ADSs has been and may continue to be highly volatile and subject to wide fluctuations. Since our ADSs became listed on the New York Stock Exchange on May 14, 2010, the closing prices of our ADSs have ranged from US$8.47 to US$38.92 per ADS, and last reported trading price on November 4, 2010 was US$37.52 per ADS. The price of our ADSs may continue to fluctuate in response to factors including the following:

•	announcements of new products by us or our competitors;

•	technological breakthroughs in the solar and other renewable power industries;

•	reduction or elimination of government subsidies and economic incentives for the solar industry;

•	news regarding any gain or loss of customers by us;

•	news regarding recruitment or loss of key personnel by us or our competitors;

•	announcements of competitive developments, acquisitions or strategic alliances in our industry;

•	changes in the general condition of the global economy and credit markets;

•	general market conditions or other developments affecting us or our industry;

•	the operating and stock price performance of other companies, other industries and other events or factors beyond our control;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	announcements of studies and reports relating to the conversion efficiencies of our products or those of our competitors;

•	actual or anticipated fluctuations in our quarterly results of operations;

•	changes in financial projections or estimates about our financial or operational performance by securities research analysts;

•	changes in the economic performance or market valuations of other solar power technology companies;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived sales of additional ordinary shares or ADSs.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Because the public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.

The public offering price per ADS is substantially higher than the net tangible book value per ADS prior to the offering. Accordingly, if you purchase our ADSs in this offering, you will incur immediate dilution of approximately US$23.60 in the net tangible book value per ADS from the price you pay for our ADSs, representing the difference between:

•	the public offering price of US$36.00 per ADS, and

•	the pro forma net tangible book value per ADS of US$12.40 as of June 30, 2010 after giving effect to this offering.

You may find additional information in the section entitled “Dilution” in this prospectus. If we issue additional ADSs in the future, you may experience further dilution. In addition, you may experience further dilution to the extent that ordinary shares are issued upon the exercise of share options. Substantially all of the ordinary shares issuable upon the exercise of our outstanding share options will be issued at a purchase price on a per ADS basis that is less than the public offering price per ADS in this offering.

We may not be able to pay any dividends on our ordinary shares and ADSs.

Under Cayman Islands law, we may only pay dividends out of our profits or our share premium account subject to our ability to service our debts as they fall due in the ordinary course of our business. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits. We cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. We have not paid any dividends in the past. Future dividends, if any, will be paid at the discretion of our board of directors and will depend upon our future operations and earnings, capital expenditure requirements, general financial conditions, legal and contractual restrictions and other factors that our board of directors may deem relevant. You should refer to the “Dividend Policy” section in this prospectus for additional information regarding our current dividend policy and the risk factor entitled “— Risks Related to Doing Business in China — We rely principally on dividends and other distributions on equity paid by our principal operating subsidiaries, Jiangxi Jinko and Zhejiang Jinko, and limitations on their ability to pay dividends to us could have a material adverse effect on our business and results of operations” above for additional legal restrictions on the ability of our PRC subsidiaries to pay dividends to us.

Future sales or issuances, or perceived future sales or issuances, of substantial amounts of our ordinary shares or ADSs could adversely affect the price of our ADSs.

If our existing shareholders sell, or are perceived as intending to sell, substantial amounts of our ordinary shares or ADSs, including those issued upon the exercise of our outstanding share options, following this offering, the market price of our ADSs could fall. Such sales, or perceived potential sales, by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and place we deem appropriate. The ADSs offered in this offering will be eligible for immediate resale in the public market without restrictions, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions contained in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. If any existing shareholder or shareholders sell a substantial amount of ordinary shares after the expiration of the lock-up period, the prevailing market price for our ADSs could be adversely affected. See “Shares Eligible for Future Sale” and “Underwriting” for additional information regarding resale restrictions.

In addition, we may issue additional ADSs or ordinary shares for future acquisitions or other purposes. If we issue additional ADSs or ordinary shares, your ownership interests in our company would be diluted and this in turn could have a material adverse effect on the price of our ADSs.

Our management will have broad discretion as to the use of a portion of the net proceeds we receive from this offering, and may not use the proceeds effectively.

We will use the net proceeds we receive from this offering for the expansion of our solar cell and solar module production capacity, investment in research and development, and for working capital and other general corporate purposes. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders. However, we have not designated specific expenditures for all of the net proceeds we receive from this offering. Accordingly, our management will have significant flexibility and discretion in applying our net proceeds we receive from this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds we receive from this offering for different purposes. Our shareholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds we receive from this offering. Moreover, our management may use the net proceeds we receive from this offering for purposes that may not increase the market value of our ADSs.

We may need additional capital and may sell additional ADSs or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

We believe that our current cash, anticipated cash flow from operations and the net proceeds we receive from this offering will be sufficient to meet our anticipated cash needs for the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would limit our ability to pay dividends or require us to seek consents for the payment of dividends, increase our vulnerability to general adverse economic and industry conditions, limit our ability to pursue our business strategies, require us to dedicate a substantial portion of our cash flow from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditure, working capital requirements and other general corporate needs, and limit our flexibility in planning for, or reacting to, changes in our business and our industry. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

As a holder of ADSs, you will not be treated as one of our shareholders and you will not have shareholder rights. Instead, the depositary will be treated as the holder of the shares underlying your ADSs. However, you may exercise some of the shareholders’ rights through the depositary, and you will have the right to withdraw the shares underlying your ADSs from the deposit facility as described in “Description of American Depositary Shares — Deposit, Withdrawal and Cancellation.”

Holders of ADSs may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our current articles of association, the minimum notice period required to convene a general meeting is ten days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We plan to make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or government body, or under any provision of the deposit agreement, or for any other reason.

As a holder of our ADSs, your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is unlawful or impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, under the deposit agreement, the depositary will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, as a holder of our ADSs, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution. Neither we nor the depositary have any obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive the distribution we make on our ordinary shares or any value for them if it is unlawful or impractical for us to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before federal courts of the United States.

As we are a Cayman Islands company and substantially all of our assets are located outside of the United States and substantially all of our current operations are conducted in China, there is uncertainty as to whether the courts of the Cayman Islands or China would recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state against us and our officers and directors, most of whom are not residents of the United States and the substantial majority of whose assets are located outside the United States. In addition, it is uncertain whether the Cayman Islands or PRC courts would entertain original actions brought in the Cayman Islands or in China against us or our officers and directors predicated on the federal securities laws of the United States. See “Enforceability of Civil Liabilities.” There is no statutory recognition in the Cayman Islands of judgments obtained in the United States although the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in a federal or state court of the United States under which a sum of money is payable, other than a sum payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty and would give a judgment based thereon; provided that (i) such court had proper jurisdiction over the parties subject to such judgment; (ii) such court did not contravene the rules of natural justice of the Cayman Islands; (iii) such judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands.

As a result of all of the above, shareholders of a Cayman Islands company may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a company incorporated in a jurisdiction in the United States. For example, contrary to the general practice in most corporations incorporated in the United States, Cayman Islands incorporated companies may not generally require that shareholders approve sales of all or substantially all of a company’s assets. The limitations described above will also apply to the depositary who is treated as the holder of the shares underlying your ADSs.

As a company incorporated in the Cayman Islands, we may adopt certain home country practices in relation to corporate governance matters. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

As a non-U.S. company with shares listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, in reliance on Section 303A.11 of the NYSE Listed Company Manual, which permits a foreign private issuer to follow the corporate governance practices of its home country, we have adopted certain corporate governance practices that may differ significantly from the NYSE corporate governance listing standards. For example, we may include non-independent directors as members of our compensation committee and nominating and corporate governance committee, and our independent directors may not hold regularly scheduled meetings at which only independent directors are present. Such home country practice differs from the NYSE corporate governance listing standards, because there are no specific provisions under the Companies Law of the Cayman Islands imposing such requirements. Accordingly, executive directors, who may also be our major shareholders or representatives of our major shareholders, may have greater power to make or influence major decisions than they would if we complied with all the NYSE corporate governance listing standards. While we may adopt certain practices that are in compliance with the laws of the Cayman Islands, such practices may differ from more stringent requirements imposed by the NYSE rules and as such, our shareholders may be afforded less protection under Cayman Islands law than they would under the NYSE rules applicable to U.S. domestic issuers.

Our current articles of association contain anti-takeover provisions that could prevent a change in control even if such takeover is beneficial to our shareholders.

Our current articles of association contain provisions that could delay, defer or prevent a change in control of our company that could be beneficial to our shareholders. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for our ADSs. These provisions might also discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer is at a price above the then current market price of our ADSs. These provisions provide that our board of directors has authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADSs or otherwise. Our board of directors may decide to issue such preferred shares quickly with terms calculated to delay or prevent a change in control of our company or make the removal of our management more difficult. If our board of directors decides to issue such preferred shares, the price of our ADSs may fall and the voting and other rights of holders of our ordinary shares and ADSs may be materially and adversely affected.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or shares.

We do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2010. However, we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2010 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. The value of our assets for purposes of the PFIC asset test will generally be determined based on the market price of our ADSs and shares, which is likely to fluctuate after this offering. If we are treated as a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation — U.S. Federal Income Taxation — Passive Foreign Investment Company”) holds an ADS or a share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Taxation — U.S. Federal Income Taxation — Passive Foreign Investment Company.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” all of which are difficult to predict and many of which are beyond our control, which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “projects,” “future,” “targets,” “outlook,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our expectations regarding the general economic conditions;

•	our expectations regarding the worldwide demand for electricity and the market for solar power;

•	our beliefs regarding the effects of environmental regulation and long-term fossil fuel supply constraints;

•	our beliefs regarding the importance of environmentally friendly power generation;

•	our expectations regarding government support, government subsidies and economic incentives to the solar power industry;

•	availability of debt financing;

•	our beliefs regarding the acceleration of adoption of solar technologies;

•	our expectations regarding advancements in our process technologies and cost savings from such advancements;

•	our beliefs regarding the competitiveness of our products;

•	our beliefs regarding the advantages of our business model;

•	our expectations regarding the scaling and expansion of our production capacity;

•	our expectations regarding our ability to maintain and expand our existing customer base;

•	our expectations regarding our ability to expand our product sales to customers outside of China;

•	our expectations regarding entering into or maintaining joint venture enterprises and other strategic investments;

•	our expectations regarding increased revenue growth and our ability to achieve profitability resulting from increases in our production volumes;

•	our expectations regarding our ability to secure raw materials in the future;

•	our expectations regarding the price trends of silicon raw materials;

•	our expectations regarding the demand for our products;

•	our expectations regarding the price trends of silicon wafers, solar cells and solar modules;

•	our beliefs regarding our ability to successfully implement our strategies;

•	our beliefs regarding our abilities to secure sufficient funds to meet our cash needs for our operations and capacity expansion;

•	our future business development, results of operations and financial condition;

•	determination of the fair value of our ordinary shares and preferred shares;

•	our planned use of proceeds;

•	competition from other manufacturers of silicon wafers, solar cells and solar modules, other renewable energy systems and conventional energy suppliers; and

•	PRC government policies regarding foreign investments.

This prospectus also contains data related to the solar power market worldwide and in China. These market data, including market data from Solarbuzz and PCSPI, include projections that are based on a number of assumptions. The solar power market may not grow at the rates projected by the market data, or at all. The failure of the solar power market to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the solar power market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$67.6 million, after deducting underwriting discounts and estimated offering expenses payable by us. These estimates are based upon the public offering price of US$36.00 per ADS, after deducting underwriting discounts and commissions and estimated aggregate offering expenses payable by us.

We intend to use the net proceeds we receive from this offering primarily for the following purposes:

•	approximately US$50.0 million to expand our production capacity, including procuring new equipment and expanding or constructing manufacturing facilities; and

•	the balance of the net proceeds we receive from this offering to be used for working capital and other general corporate purposes.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

The foregoing represents our current intentions to use and allocate the net proceeds we receive from this offering based upon our present plans and business conditions. We believe that available credit under existing bank credit facilities, the net proceeds we receive from this offering, as well as cash on hand and expected operating cash flow, will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for the next 12 months. Our management, however, will have significant flexibility and discretion to apply the net proceeds we receive from this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds we receive from this offering differently or for purposes other than as described in this prospectus.

In utilizing the net proceeds we receive from this offering, as an offshore holding company, we are permitted, under PRC laws and regulations, to provide funding to our existing and any future PRC subsidiaries through capital contributions, subject to satisfaction of applicable government registration and approval requirements. We cannot assure you that we can obtain the approvals from the relevant government authorities, or complete the registration and filing procedures required to use our net proceeds we receive from this offering as described above, in each case on a timely basis, or at all. See “Risk Factors — Risks Related to Our Business and Our Industry — Future failure to make full contribution to the registered capital of our principal operating subsidiaries in China may subject us to fines, which may materially and adversely affect our reputation, financial condition and results of operations” and “Risk Factors — Risks Related to Doing Business in China — PRC regulations of direct investment and loans by offshore holding companies to PRC entities may delay or limit us from using the net proceeds we receive from this offering to make additional capital contributions or loans to our PRC subsidiaries.”

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2010:

•	on actual basis;

•

on a pro forma basis to reflect the issuance and sale of 2,000,000 ADSs by us in this offering at the public offering price of US$36.00 per ADS, after deducting underwriting discounts and commissions and estimated aggregate offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes included in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2010
	Actual		Pro Forma(1)
	RMB	US$	RMB	US$
	(in thousands)
Long-term borrowings	349,000	51,463.5	349,000	51,463.5

Equity:
Ordinary shares, US$0.00002 par value, 500,000,000 shares authorized; 86,927,850 shares issued and outstanding, 94,927,850 shares issued and outstanding on a pro forma basis(1)	12.8	1.9	13.9	2.0
Additional paid-in capital	1,087,272.8	160,329.2	1,545,854.7	227,951.7
Statutory reserves	38,434.6	5,667.6	38,434.6	5,667.6
Other comprehensive loss	(220.0)	(32.4)	(220.0)	(32.4)
Retained earnings	456,847.3	67,366.7	456,847.3	67,366.7
Total equity	1,582,347.5	233,333.0	2,040,930.5	300,955.6

Total capitalization	1,931,347.5	284,796.5	2,389,930.5	352,419.1

(1)	Excludes 4,434,830 ordinary shares issuable upon the exercise of options granted under our 2009 Long Term Incentive Plan as of June 30, 2010.

You should read this table together with our financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of June 30, 2010 was approximately US$226.5 million or US$2.61 per ordinary share and US$10.42 per ADS. Net tangible book value represents our total consolidated assets, minus the amount of our total consolidated intangibles, goodwill and liabilities.

Our pro forma net tangible book value as of June 30, 2010 would have increased to US$294.2 million or US$3.10 per ordinary share and US$12.40 per ADS without taking into account any other changes in such net tangible book value after June 30, 2010 except for the issuance and sale of 8,000,000 ordinary shares in the form of ADSs offered by us in this offering, at the offering price of US$36.00 per ADS, after deducting the underwriting discounts and commissions and estimated aggregate offering expenses of this offering payable by us.

This represents an immediate increase in net tangible book value of US$0.49 per ordinary share to the existing shareholders and an immediate dilution in net tangible book value of US$5.90 per ordinary share and US$23.60 per ADS to investors purchasing ADSs in this offering.

The following table illustrates such per share dilution:

Public offering price per ordinary share	US$	9.00
Net tangible book value per ordinary share as of June 30, 2010	US$	2.61
Pro forma net tangible book value per ordinary share	US$	3.10
Pro forma net tangible book value per ADS	US$	12.40
Amount of dilution in net tangible book value per ordinary share to new investors in this offering	US$	5.90
Amount of dilution in net tangible book value per ADS to new investors in this offering	US$	23.60

The following table summarizes, on a pro forma basis as of the date of this prospectus, the differences between existing shareholders and the new investors with respect to the number of ordinary shares in the form of ADSs purchased from us, in the total consideration paid and the average price per ordinary share and per ADS. In the case of the ordinary shares purchased by the new investors, the total consideration paid and amounts per share paid are before deducting underwriting discount and estimated aggregate offering expenses, at the public offering price of US$36.00 per ADS.

	Ordinary Shares Purchased		Total Consideration			Average Price Per Ordinary Share		Average Price Per ADS

	Number	(%)	Amount		(%)
Existing shareholders	86,927,850	91.6	US$	136.7 million	65.5	US$	1.57	US$	6.29
New investors	8,000,000	8.4	US$	72.0 million	34.5	US$	9.00	US$	36.00

Total	94,927,850	100.0	US$	208.7 million	100.0

The discussion and table above assume no exercise of any outstanding options under the 2009 Long Term Incentive Plan. As of the date of this prospectus, options to purchase 4,272,130 ordinary shares were outstanding under the 2009 Long Term Incentive Plan.

The following table summarizes, on a pro forma basis as of the date of this prospectus, the differences among existing shareholders, holders of outstanding options granted under the 2009 Long Term Incentive Plan upon the exercise of such outstanding options, and the new investors with respect to the number of ordinary shares in the form of ADSs purchased from us, in the total consideration paid and the average price per ordinary share and per ADS. In the case of the ordinary shares purchased by the new investors, the total consideration paid and amounts per share paid are before deducting underwriting discount and estimated aggregate offering expenses, at the public offering price of US$36.00 per ADS.

	Ordinary Shares Purchased			Total Consideration			Average Price Per Ordinary Share	Average Price Per ADS
	Number		(%)	Amount		(%)
Existing shareholders	86,927,850		87.6	US$	136.7 million	62.8	US$1.57	US$	6.29
Holders of options	4,272,130	(1)	4.3	US$	8.9 million	4.1	US$2.08	US$	8.32
New investors	8,000,000		8.1	US$	72.0 million	33.1	US$9.00	US$	36.00

Total	99,199,980		100.0	US$	217.6 million	100.0

(1)	Assumes the exercise of all outstanding options under the 2009 Long Term Incentive Plan as of date of this prospectus.

DIVIDEND POLICY

We have never declared or paid dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely on dividends paid to us by our wholly-owned subsidiaries in China, Jiangxi Jinko and Zhejiang Jinko, to fund the payment of dividends, if any, to our shareholders. PRC regulations currently permit our PRC subsidiaries to pay dividends only out of their retained profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside a certain amount of their retained profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Furthermore, when Jiangxi Jinko, Zhejiang Jinko or Paker incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Subject to our memorandum and articles of association and applicable laws, our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial conditions, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ADSs, if any, will be paid in U.S. dollars.

MARKET PRICE INFORMATION FOR OUR ADSs

Our ADSs, each representing four of our ordinary shares, have been listed on the New York Stock Exchange since May 14, 2010 under the symbol “JKS.” The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for each of the months since our initial public offering.

	Price per ADS
Month	High	Low
	US$
2010
May (from May 14)	11.40	8.23
June	11.05	8.45
July	15.93	9.66
August	26.80	14.69
September	33.53	23.35
October	32.72	25.37
November (through November 4)	41.75	31.87

The closing price for our ADSs on the New York Stock Exchange on November 4, 2010 was US$37.52 per ADS.

EXCHANGE RATE INFORMATION

We publish our financial statements in Renminbi. The conversion of Renminbi into U.S. dollars in this prospectus is solely for the convenience of readers. For all dates and periods through December 31, 2008, exchange rates of Renminbi into U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.7815 to US$1.00, the noon buying rate in effect as of June 30, 2010. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

The Renminbi is not freely convertible into foreign currency. Since January 1, 1994, the PBOC has set and published daily a base exchange rate with reference primarily to the supply and demand of Renminbi against the U.S. dollar in the market during the prior day. On July 21, 2005, the PBOC announced a reform of its exchange rate system allowing the Renminbi to fluctuate within a narrow and managed band against a basket of foreign currencies.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Exchange rate
Period	Period end	Average(1)	Low	High
	(RMB per US$1.00)
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010
April	6.8247	6.8256	6.8275	6.8229
May	6.8305	6.8275	6.8310	6.8245
June	6.7815	6.8184	6.8323	6.7815
July	6.7735	6.7762	6.7807	6.7709
August	6.8069	6.7873	6.8069	6.7670
September	6.6905	6.7396	6.8102	6.6869
October (through October 29)	6.6705	6.6675	6.6912	6.6397

Source:	Federal Reserve Bank of New York for December 2008 and prior periods and H.10 statistical release of the Federal Reserve Board for January 2009 and later periods.

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

On October 29, 2010, the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.6705 to US$1.00.

OUR CORPORATE HISTORY AND STRUCTURE

We are a Cayman Islands holding company and conduct substantially all of our business through our principal operating subsidiaries in China, Jiangxi Jinko, and Zhejiang Jinko. We own 100% of the equity interest in Paker, a Hong Kong holding company, which owns 100% of the equity interest in Jiangxi Jinko. Paker and Jiangxi Jinko own 25% and 75%, respectively, of the equity interest in Zhejiang Jinko.

We have also established a number of subsidiaries to provide sales and marketing, payment settlement and logistics services to support our overseas expansion. JinkoSolar International Limited, JinkoSolar GmbH and JinkoSolar (U.S.) Inc., which are incorporated in Hong Kong, Germany and the U.S. respectively, are strategically located to increase our visibility and penetration in target market regions. In addition, Jinko Import and Export and Zhejiang Jinko Trading were established to facilitate our import and export activities in the PRC.

The following diagram illustrates our corporate structure and the place of organization and ownership interest of each of our subsidiaries immediately before this offering:

Our History

We commenced our operations in June 2006 through Jiangxi Desun, which was established by three PRC citizens: Min Liang, Xiande Li and Xiafang Chen with an initial registered capital of RMB8.0 million on June 6, 2006. Min Liang and Xiafang Chen held the shares of Jiangxi Desun on behalf of Kangping Chen and Xianhua Li, respectively, and are both family members of Kangping Chen and Xiande Li. In January 2007, Min Liang and Xiafang Chen transferred the equity interest they held in Jiangxi Desun to Kangping Chen and Xiande Li, respectively. At the same time, Xiande Li, Kangping Chen and Xianhua Li made additional capital contributions to Jiangxi Desun and increased its registered capital to RMB20.0 million. As the result, Xiande Li, Kangping Chen and Xianhua Li became the only three holders of equity interests in Jiangxi Desun as of January 15, 2007 and held a 50%, 30% and 20% equity interest in Jiangxi Desun, respectively, until the restructuring described below.

On November 10, 2006, Yan Sang Hui and Xiafang Chen established Paker, a holding company incorporated in Hong Kong, on behalf of Xiande Li, Xianhua Li and Kangping Chen to facilitate investments by foreign financial investors in us and to gain access to the international capital markets so as to achieve such investors’ investment goals and exit and liquidity strategies. Later, through a series of share allotments and equity transfers, Xiande Li, Xianhua Li and Kangping Chen became the only three holders of equity interests in Paker as of June 14, 2007 and held a 50%, 20% and 30% equity interest in Paker, respectively, until May 30, 2008, when Paker issued series A redeemable convertible preferred shares as described below.

On December 13, 2006, Paker established Jiangxi Jinko, one of our current operating subsidiaries in China, as its wholly-owned operating subsidiary. Jiangxi Jinko is engaged in the processing of recoverable silicon materials and the manufacturing of silicon ingots and wafers. Jiangxi Jinko commenced commercial operation in

January 2007. On July 16, 2007, Jiangxi Jinko established Xinwei, with an unrelated PRC citizen, Mr. Shaoqin Pan, as a limited liability company under the PRC law. Xinwei manufactures crucibles used in the manufacturing of monocrystalline ingots. Jiangxi Jinko and Mr. Shaoqin Pan held a 60% and 40% equity interest in Xinwei, respectively. Xinwei ceased to be Jiangxi Jinko’s subsidiary after Jiangxi Jinko sold its equity interest in Xinwei to an unrelated third-party purchaser on December 28, 2007.

On June 26, 2009, Paker acquired 25% of the equity interest in Zhejiang Jinko for a total consideration of US$2.5 million from Green Power Technology Inc., a company incorporated in Mauritius, and New Energy International Ltd., a U.S. company. On June 30, 2009, Jiangxi Jinko acquired 75% of the equity interest in Zhejiang Jinko for a total consideration of approximately RMB82.9 million from Haining Chaoda Warp Knitting Co., Ltd. Prior to our acquisition, Zhejiang Jinko’s equity interests were held 75% by a PRC limited liability company and 25% by non-PRC entities. As such, Zhejiang Jinko was a Sino-foreign equity joint venture company under PRC law. Sino-foreign equity joint ventures established prior to March 16, 2007 enjoy certain tax preferential treatment under PRC law. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Selected Statement of Operations Items — Taxation.” In order to preserve Zhejiang Jinko’s status as a Sino-foreign equity joint venture eligible for such tax preferential treatment, and to avoid the necessity of obtaining the approvals that would be required to change such status, we implemented the acquisition of Zhejiang Jinko’s equity interests in the manner described above. Consequently, Zhejiang Jinko became our wholly-owned subsidiary. Zhejiang Jinko commenced manufacturing solar cells in June 2007 and was one of our largest silicon wafer customers before the acquisition. We commenced production of solar cells in July 2009 following our acquisition of Zhejiang Jinko.

On November 25, 2009, in order to facilitate settlement of payments and our overseas sales and marketing efforts, as well as to establish our presence in major export markets, Paker established JinkoSolar International Limited, a trading company incorporated in Hong Kong, which is an international commercial and financial center with easy access to major export markets.

On December 24, 2009, Jiangxi Jinko and Xiande Li established Jinko Import and Export, which subsequently became Jiangxi Jinko’s wholly-owned subsidiary before Xiande Li made any capital contribution to Jinko Import and Export. In addition to conducting sales, Jinko Import and Export coordinates our sales activities with production at our operating subsidiaries and primarily facilitates our import and export activities of Jiangxi Jinko in the PRC.

On April 1, 2010, Paker established JinkoSolar GmbH, a limited liability company incorporated in Germany to establish a presence in Europe, expand our sales and marketing network and increase our brand recognition in strategic markets within the region.

On May 14, 2010, each of Brilliant, Yale Pride and Peaky became wholly owned by HSBC International Trustee Limited in its capacity as trustee, with each of Brilliant, Yale Pride and Peaky being held under a separate irrevocable trust constituted under the laws of the Cayman Islands.

On May 19, 2010, we completed our initial public offering, in which we offered and sold 5,835,000 ADSs representing 23,340,000 ordinary shares, raising US$64.2 million before expenses to us. Our ADSs are listed on the New York Stock Exchange under the symbol “JKS.” In addition, all the series A and series B redeemable convertible preferred shares were converted into ordinary shares upon the completion of our initial public offering.

On June 13, 2010, Zhejiang Jinko established Zhejiang Jinko Trading to primarily facilitate our import and export activities of Zhejiang Jinko in the PRC.

On August 19, 2010, Paker established JinkoSolar (U.S.) Inc., a limited liability company incorporated in the United States to establish a presence in North America, expand our sales and marketing network and increase our brand recognition in strategic markets within the region.

Our Domestic Restructuring

We undertook a restructuring in 2007, or the 2007 Restructuring, with a view to establishing an offshore holding company structure to facilitate investment by foreign investors in our PRC operating business indirectly through Paker. The holders of our series A redeemable convertible preferred shares and series B redeemable convertible preferred shares initially purchased shares in Paker, prior to our offshore reorganization, as discussed below. The reasons for choosing to establish Paker in Hong Kong included:

•

the potential advantages of a Hong Kong holding company offered under PRC and Hong Kong laws and regulations such as (i) tax regulations relating to dividend withholding and (ii) certain reciprocal incentives for PRC businesses under Hong Kong law and for Hong Kong businesses under PRC law;

•	the founders’ then-current intention to explore using Paker as an export platform for our prospective overseas sales and marketing efforts;

•	the generally simple corporate tax regime existing under Hong Kong laws and regulations; and

•	the accessibility, proximity and familiarity of Hong Kong for the founders and management team from the point of view of commercial customs and similar factors.

Subsequently, in preparation for our initial public offering and the listing of our shares on NYSE, our shareholders decided to establish our company in the Cayman Islands as the holding company of Paker. As a Cayman Islands company, our shares can be readily listed on NYSE, providing the desired liquidity for our shareholders.

Pursuant to the 2007 Restructuring, Paker subscribed for the newly issued equity interest in Jiangxi Desun and became a holder of a 34.9% equity interest in Jiangxi Desun, with the approval of the Foreign Trade and Economic Cooperation Department of Jiangxi Province, or Jiangxi MOFCOM, on February 28, 2007. The equity interest of Jiangxi Desun held by Paker was subsequently diluted to 27.0% as the result of subscription of Jiangxi Desun’s newly issued equity interest by Xiande Li, Kangping Chen, Xianhua Li and Paker on April 29, 2007. As part of the 2007 Restructuring, Paker, Xiande Li, Kangping Chen and Xianhua Li entered into a share pledge agreement on February 27, 2007, or the 2007 Share Pledge Agreement, pursuant to which Xiande Li, Kangping Chen and Xianhua Li pledged their equity interest in Jiangxi Desun to Paker and waived all their voting rights and other beneficial rights with regard to their equity interest in Jiangxi Desun. As a result of the 2007 Share Pledge Agreement, Paker obtained 100% of the voting control over and economic interest in Jiangxi Desun although it did not obtain legal ownership of the equity interest pledged by Xiande Li, Kangping Chen and Xianhua Li. In December 2008, Jiangxi Desun distributed after-tax profit in an amount of RMB57.8 million to Paker under the terms of the 2007 Share Pledge Agreement. See “Related Party Transactions.” Xiande Li, Kangping Chen and Xianhua Li continue to retain ownership of the equity interest of Jiangxi Desun.

Based on the evolving interpretation of existing PRC regulations relating to the acquisition by foreign companies of PRC domestic companies, we determined that the acquisition of the equity interest in Jiangxi Desun by Paker in the 2007 Restructuring would be subject to Article 11 of “Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors,” or Circular 10, and therefore subject to the approval of China Ministry of Commerce, or MOFCOM at the central government level.

To remedy this past non-compliance with Circular 10 in connection with the 2007 Restructuring, we undertook another restructuring in 2008, or the 2008 Restructuring. Under the 2008 Restructuring, Paker terminated the 2007 Share Pledge Agreement on July 28, 2008, and sold all of its equity interest in Jiangxi Desun, which ceased its solar power business in June 2008, to Long Faith, an unrelated Hong Kong company, on July 28, 2008. In addition, we inquired of Jiangxi MOFCOM in November 2008 regarding the possible adverse effect, if any, that the past non-compliance in connection with the 2007 Restructuring may have on us. On November 11, 2008, Jiangxi MOFCOM confirmed in its written reply to us that there had been no modification to the former approvals for the 2007 Restructuring and Paker’s transfer of its equity interest in Jiangxi Desun to Long Faith, and we might continue to rely on those approvals for further transactions. Our PRC counsel, Chen & Co. Law Firm, has advised us that, based on their understanding of current PRC laws and regulations and the confirmation in Jiangxi MOFCOM’s written reply and because Paker has transferred all of its equity interest in Jiangxi Desun to Long Faith and has terminated the share pledge and duly completed all relevant approval and registration procedures for such transfer and termination, the possibility for the approval relating to the 2007 Restructuring to be revoked is remote and our corporate structure currently complies in all respects with Circular 10.

In addition, as part of the 2008 Restructuring, and in order to ensure the continuity of our business after the disposal of our equity interest in Jiangxi Desun, Jiangxi Jinko and Jiangxi Desun entered into certain transactions, or the 2008 Restructuring Transactions, including: (i) a ten-year leasing agreement dated January 1, 2008, pursuant to which Jiangxi Jinko leased approximately 15,282 square meters of factory buildings and office space from Jiangxi Desun; (ii) a sales agreement, pursuant to which Jiangxi Desun sold its major equipment, including 16 monocrystalline furnaces, to Universal Xiao Shan, an unrelated third-party; (iii) a capital leasing agreement, pursuant to which Jiangxi Jinko leased from Universal Xiao Shan manufacturing equipment, including the 16 monocrystalline furnaces from August 3, 2008 to May 3, 2010, which Universal Xiao Shan purchased from Jiangxi Desun; (iv) the transfer of outstanding rights and obligations of Jiangxi Desun under the then existing contracts with Jiangxi Desun’s customers to Jiangxi Jinko for the sale of recovered silicon materials, monocrystalline ingots and monocrystalline wafers; and (v) a non-competition agreement between Jiangxi Desun and Jiangxi Jinko, pursuant to which Jiangxi Desun agreed not to, directly or indirectly, conduct or invest in any company that conducts any business similar to or competitive with that which Jiangxi Jinko currently operates, from July 31, 2008. See “Risk Factors — Risks Related to Doing Business in China — If we were required to obtain the prior approval of the PRC Ministry of Commerce, or MOFCOM, for or in connection with our corporate restructuring in 2007 and 2008, our failure to do so could have a material adverse effect on our business, operating results and trading price of our ADSs” and “Risk Factors — Risks Related to Doing Business in China — If we were required to obtain the prior approval of the China Securities Regulatory Commission, or CSRC, for or in connection with our initial public offering and the listing of our ADSs on the NYSE or this offering, our failure to do so could cause the offering to be delayed or cancelled.”

Private Equity and Other Financing Arrangements

•

On May 30, 2008, Paker increased its authorized number of shares by effecting a share split of 1 for 1,000 shares for its ordinary shares. As a result, the total outstanding number of shares increased from 400 to 400,000. In addition, Paker effected a share split in the form of a stock dividend of 600,000 ordinary shares at par value of HK$0.001 to Xiande Li, Kangping Chen and Xianhua Li on a pro rata basis. Therefore, immediately after completion of the share split, Paker’s authorized number of shares increased to 10,000,000 shares with par value of HK$0.001, with an aggregate of 1,000,000 outstanding ordinary shares.

•

On May 30, 2008, Paker issued 67,263 and 40,240 series A redeemable convertible preferred shares, representing 5.99% and 3.59% of the total share capital of Paker on an as-converted fully diluted basis, to Flagship and Everbest, respectively, for an aggregate consideration of US$24.0 million. In addition, on May 30, 2008, Paker also issued 14,629 ordinary shares, representing 1.30% of the total share capital of Paker, to Wealth Plan in consideration for its consultancy services related to Paker’s issuance of series A redeemable convertible preferred shares.

•

On September 18, 2008, Paker issued 55,811, 21,140, 29,597, 12,684 and 29,597 series B redeemable convertible preferred shares, representing 4.39%, 1.66%, 2.33%, 1.00% and 2.33% of the total share capital of Paker on an as-converted fully diluted basis to SCGC, CIVC, Pitango, TDR and New Goldensea, respectively, for an aggregate consideration of US$35.2 million.

Offshore Reorganization

On August 3, 2007, Greencastle International Limited, or Greencastle, was incorporated under the laws of the Cayman Islands by Offshore Incorporation (Cayman) Limited, a company incorporated in the Cayman

Islands. On December 4, 2007 Wholly Globe Investments Limited, or Wholly Globe, a company incorporated in the British Virgin Islands, became Greencastle’s sole shareholder. Wholly Globe was owned by three companies incorporated in the British Virgin Islands: Brilliant, Yale Pride, and Peaky. Brilliant was owned by Xiande Li, Yale Pride was owned by Kangping Chen and Peaky was owned by Xianhua Li. In order to simplify our corporate structure, establish our holding company in the Cayman Islands, whose shares can be readily listed on an established securities exchange, and adjust our shareholdings to the agreed proportions of our shareholders, we undertook an offshore reorganization from October to December in 2008. On October 17, 2008, Wholly Globe distributed 25,000, 15,000 and 10,000 ordinary shares of Greencastle to Brilliant, Yale Pride and Peaky, respectively, which together constituted 100% of the issued and outstanding share capital of Greencastle as of the same date. As a result, Wholly Globe ceased to be a shareholder of Greencastle as of October 17, 2008. On October 21, 2008, Greencastle changed its name to JinkoSolar Holding Co., Ltd. On December 16, 2008, we repurchased 24,999, 14,999, and 9,999 ordinary shares from Brilliant, Yale Pride and Peaky, respectively and reduced our share capital from US$50,000 before the repurchase to US$10,000. Subsequently, we subdivided our share capital into 10,000,000 shares, consisting of 9,743,668 ordinary shares, 107,503 series A redeemable convertible preferred shares and 148,829 series B redeemable convertible preferred shares, each at par value of US$0.001 per share. As a result of the share subdivision, each share held by Brilliant, Yale Pride and Peaky was subdivided into 1,000 ordinary shares at par value of US$0.001 per share.

In addition, on December 16, 2008 and after the share subdivision described above we undertook a series of share exchange transactions consisting of:

•

the 500,000 ordinary shares, 300,000 ordinary shares and 200,000 ordinary shares in Paker held by Xiande Li, Kangping Chen and Xianhua Li respectively, in exchange for 499,000, 299,000 and 199,000 of our ordinary shares;

•	the 14,629 ordinary shares in Paker held by Wealth Plan in exchange for 14,629 of our ordinary shares;

•

the 67,263 shares and 40,240 shares of series A redeemable convertible preferred shares of Paker held by Flagship and Everbest, respectively, in exchange for an equivalent number of JinkoSolar’s newly issued shares of the same class; and

•

the 55,811 shares, 21,140 shares, 29,597 shares, 12,684 shares and 29,597 shares of series B redeemable convertible preferred shares of Paker held by SCGC, CIVC, Pitango, TDR and New Goldensea, respectively, in exchange for an equivalent number of JinkoSolar’s newly issued shares of the same class.

Xiande Li, Kangping Chen and Xianhua Li subsequently transferred 499,000, 299,000 and 199,000 ordinary shares to Brilliant, Yale Pride and Peaky respectively on December 16, 2008. JinkoSolar was registered as the sole shareholder of Paker on February 9, 2009. On May 14, 2010, each of Brilliant, Yale Pride and Peaky became wholly owned by HSBC International Trustee Limited in its capacity as trustee, with each of Brilliant, Yale Pride and Peaky being held under a separate irrevocable trust constituted under the laws of the Cayman Islands.

2009 Share Split

On September 15, 2009, we effected the 2009 Share Split, pursuant to which each of the ordinary shares, series A redeemable convertible preferred shares and series B redeemable convertible preferred shares was subdivided into 50 shares of the relevant class.

On September 15, 2009, Xiande Li, Kangping Chen and Xianhua Li, through Brilliant, Yale Pride and Peaky, respectively, ratably transferred an aggregate of 3,812,900 ordinary shares to the holders of series B redeemable convertible preferred shares and 701,550 ordinary shares to Flagship. For a discussion of our current shareholding structure, see “Principal and Selling Shareholders.”

Initial Public Offering

On May 19, 2010, we completed our initial public offering, in which we offered and sold 5,835,000 ADSs representing 23,340,000 ordinary shares, raising US$64.2 million in proceeds before expenses to us. Our ADSs are listed on the New York Stock Exchange under the symbol “JKS.” In addition, all of our series A and series B redeemable convertible preferred shares were converted into ordinary shares upon the completion of our initial public offering.

Variable Interest Entities

We determined that Tiansheng, Hexing, Yangfan and Alvagen were VIEs and that we were the primary beneficiary of these four entities for the respective periods from June 6, 2006 to September 30, 2008, September 3, 2007 to September 30, 2008, June 6, 2006 to September 1, 2008 and April 29, 2007 to September 1, 2008 because, for the respective periods, (i) the equity holders of these VIEs did not have sufficient equity to carry out the business activities without our financial support, (ii) the business activities of the four entities were conducted solely or predominantly on our behalf, and (iii) through our pricing arrangements with these entities, we effectively obtained their economic benefits and absorbed their residual losses. Consequently, we consolidated their financial results for the respective periods. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies.”

The following sets out certain information regarding the establishment of each of the VIEs:

•

Tiansheng.  Tiansheng was established on December 3, 2004 by PRC individuals unrelated to us. On December 18, 2006, Mr. Kangping Chen purchased all the equity shares of Tiansheng and became the sole shareholder of Tiansheng. On November 27, 2007, Mr. Chen sold his interest in Tiansheng to a PRC individual unrelated to us. Tiansheng is engaged in the trading of recoverable silicon materials.

•

Hexing.  Hexing was established on September 3, 2007 by two PRC individuals, one of which is our former employee and the other is unrelated to us. From November 2007 to September 2008, through a series of equity transfers, Hexing became a sino-foreign joint venture company with one of its founders holding 55.6% and Shine Billion Corporation Limited, a Hong Kong company, holding the remaining 44.4% of its equity interest. Hexing is engaged in the business of screening recoverable silicon materials.

•

Yangfan.  Yangfan was established on April 24, 2006 by two PRC individuals, one of which is our former employee and the other is unrelated to us. Yangfan procured and sold raw materials for manufacturing to Jiangxi Desun. On January 23, 2008, the shareholders of Yangfan transferred all their equity interest in Yangfan to a PRC citizen unrelated to us. Yangfan was engaged in the trading of recoverable silicon materials prior to May 2008.

•

Alvagen.  Alvagen was established on April 29, 2007 by Ms. Xiafang Chen, a PRC individual who is a sister of Mr. Kangping Chen and wife of Xiande Li. Alvagen primarily provided administrative support services to us.

As discussed below under “— Historical Transactions with VIEs,” we entered into supply contracts with Tiansheng, Hexing and Yangfan with a view to securing a stable supply of recoverable silicon materials, an essential source of our raw materials. We do not and did not own any equity interest in any of the VIEs. We provided financial support to the VIEs given that they were thinly capitalized. Moreover, we were the sole or predominant customer of Tiansheng, Hexing and Yangfan and were able to purchase the entire output of these VIEs at cost plus a small margin, which was generally below prevailing market prices. Pricing decisions were primarily influenced by our management. We also provided experienced management personnel to assist these VIEs in the screening and inspection of recoverable silicon materials, and in negotiation of the purchase prices. As a result, we absorbed the losses incurred by the VIEs. All these factors made us the primary beneficiary of the activities of these VIEs for the relevant periods.

Alvagen provided us with certain administrative support services from May 2007 to August 2008 and as a consequence, Alvagen bore certain general and administrative expenses on our behalf. We have determined that we were the primary beneficiary of Alvagen during the relevant periods.

On September 1, 2008, we entered into a cooperation termination agreement with Alvagen that terminated all business relationships with it and released all claims that either party may have. On September 1, 2008, Yangfan issued a letter of confirmation to confirm that it will not have any business relationship with us as Yangfan ceased its recoverable silicon material business in May 2008. Accordingly, we have determined that we were no longer the primary beneficiary of Yangfan and Alvagen as of September 1, 2008, and as a result, we were no longer required to consolidate their financial results with ours as of the same date.

As discussed below under “— Relationships with Hexing and Tiansheng,” we have entered into substantially revised agreements with Hexing to place the relationship between Hexing and us on ordinary commercial terms and terminated our relationship with Tiansheng when it became the supplier of Hexing. In addition, as of September 30, 2008, Tiansheng and Hexing had obtained additional capital injections from their equity owners, which enabled them to carry sufficient equity at risk to finance future operational activities without additional subordinated financial support from us. Accordingly, we have determined that Tiansheng and Hexing were no longer VIEs as of September 30, 2008, and as a result, we were no longer required to consolidate their financial results with ours as of the same date.

Historical Transactions with VIEs

Raw material purchase transactions with Yangfan.  During 2006, 2007 and 2008, we purchased recoverable silicon materials from Yangfan. Such purchases were made at prices determined at cost plus a small margin, and the price decisions were primarily influenced by our management, which resulted in our obtaining Yangfan’s economic benefits and our absorption of Yangfan’s losses. At the same time, we provided technical personnel to Yangfan to assist it in inspecting and screening the materials for quality and suitability for our production processes, and negotiating the purchase prices with their suppliers. Yangfan procured recoverable silicon materials from various trading companies and individuals in China. In May 2008, Yangfan phased out its recoverable silicon material procurement and sales operations and terminated its business with us on September 1, 2008.

Raw material purchase transactions with Tiansheng and Hexing.  We purchased recoverable silicon materials directly from Tiansheng prior to September 2007. Commencing in September 2007, we purchased recoverable silicon materials from Hexing which Hexing sourced from Tiansheng and other suppliers, then screened and delivered to us. Tiansheng procures recoverable silicon materials from various trading companies, individuals and other suppliers in China.

Our purchase prices from Tiansheng and Hexing were determined at cost plus a small margin, and the price decisions were primarily influenced by our management, which resulted in our absorption of their losses. We purchased recoverable silicon materials from Hexing with an aggregate amount of RMB1,011.9 million during the period from Hexing’s establishment on September 3, 2007 to September 30, 2008 when Hexing was deconsolidated. The balance of prepayments to Hexing as of September 30, 2008 was RMB60.0 million.

In addition, we provided technical personnel to Tiansheng and Hexing to assist them in inspecting and screening recoverable silicon materials for quality and suitability for our production processes, as well as in negotiating the purchase prices with their suppliers.

Premises leasing transactions.  Historically, Hexing leased factory space from us for its recoverable silicon material screening operations and paid us lease payments of RMB240,000 from September 2007 to August 2008, when the lease agreement was terminated. Hexing subsequently leased factory space for its operations from third parties. Tiansheng did not operate in our facilities and since September 1, 2008, it has operated in the facilities leased by Hexing.

Transactions with Alvagen.  From May 2007 to January 2008, Alvagen provided us with administrative support services and we used the premises of Alvagen as an administrative office to conduct our daily business and management activities in Shanghai. After January 2008, Alvagen provided us with limited administrative support services. As a consequence, Alvagen bore certain general and administrative expenses on our behalf.

Termination of Business Relationships with Yangfan and Alvagen

Yangfan terminated its recoverable silicon material procurement and sales operations in May 2008. Alvagen had ceased to provide us with limited administrative support services as of September 1, 2008. Further, on September 1, 2008, we entered into a cooperation termination agreement with Alvagen that terminates all business relationships and releases all claims that either party may have. On September 1, 2008, Yangfan issued a letter of confirmation to confirm that it will not have any business relationship with us.

Accordingly, we have determined that, as of September 1, 2008, we were no longer the primary beneficiary of Yangfan and Alvagen and as such, we were no longer required to consolidate their financial results with ours as of the same date.

Relationships with Hexing and Tiansheng

As of September 30, 2008, we had entered into substantially revised agreements with Hexing to place our relationship with Hexing on ordinary commercial terms. This change enables us to better manage potential risks that might have arisen if we were required to continue to consolidate the results of Hexing, an entity in which we do not hold legal ownership, pursue our strategy of diversifying our sources of recoverable silicon materials while maintaining our strong and stable relationships with Hexing as our supplier, and focus our business and financial resources on our core manufacturing process and technologies.

•

Capitalization of Hexing and Tiansheng.  The shareholders of each of Hexing and Tiansheng have increased the registered share capital to amounts that they consider sufficient to finance their respective activities of Hexing and Tiansheng without recourse to additional financing from us. Furthermore, other than prepayments based on ordinary commercial terms, we have ceased to provide any financial support to Hexing and Tiansheng since September 2008.

•

Supply agreements.  Commencing from September 2008, we negotiated the price arrangements with Hexing based on market prices and ordinary commercial terms. We also amended our supply agreement with Hexing for 2009 to provide that Hexing would sell us a specified amount of recoverable silicon materials, which would be subject to adjustment at our reasonable request, at prices to be determined by the two sides on an arm’s-length basis. The purchase prices would be determined through negotiation based on prevailing market prices with a view to establishing transactions on ordinary commercial terms. We did not renew this agreement when it expired at the end of 2009.

•

Independent management.  Each of Hexing and Tiansheng has formed its own fully independent management team to manage transactions with their customers and suppliers, as well as daily operations. We entered into a memorandum on independent management with each of Hexing and Tiansheng on September 1, 2008 stating that we and our employees will no longer provide any management services, financial support or assistance in screening recoverable silicon materials or negotiating purchase prices with their suppliers.

As the result of the foregoing, we have determined that Hexing and Tiansheng were no longer VIEs as of September 30, 2008, and we were no longer required to consolidate their financial results with ours as of the same date.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated statements of operations data and other consolidated financial and operating data for the period from June 6, 2006 to December 31, 2006 and consolidated balance sheet data as of December 31, 2006 and 2007 have been derived from our audited consolidated financial statements not included in this prospectus. The following selected consolidated statements of operations data and other consolidated financial and operating data for the years ended December 31, 2007, 2008 and 2009 and the consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. Our audited consolidated financial statements have been prepared and presented in accordance with U.S. GAAP and have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm. The following selected consolidated statements of operations data and other consolidated financial and operating data for the six months ended June 30, 2009 and 2010 and the consolidated balance sheet data as of June 30, 2010 have been derived from our unaudited condensed consolidated financial statements, which are included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated financial statements on the same basis as our audited consolidated financial statements. The unaudited condensed consolidated financial statements include all adjustments, consisting only of normal and recurring adjustments, which we consider necessary for a fair presentation of our financial position and operating results for the periods presented.

You should read the selected consolidated financial and operating data in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results do not necessarily indicate our expected results for any future periods. We have determined that we were no longer the primary beneficiary of Yangfan and Alvagen as of September 1, 2008 and Tiansheng and Hexing were no longer VIEs as of September 30, 2008. As a result, we were no longer required to consolidate their financial results with ours as of September 1, 2008 and September 30, 2008, respectively.

	For the Period from June 6, 2006 to December 31,	For the Year Ended December 31,				For the Six Months Ended June 30,
	2006	2007	2008	2009	2009	2009	2010	2010
	(RMB)	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenues	116,234.2	709,152.9	2,183,614.1	1,567,859.6	231,196.6	481,097.6	1,449,483.1	213,740.8
Cost of revenues	(115,770.9)	(621,024.0)	(1,872,088.6)	(1,337,647.5)	(197,249.5)	(425,722.0)	(1,077,494.0)	(158,887.3)
Gross profit	463.3	88,128.9	311,525.5	230,212.1	33,947.1	55,375.6	371,989.1	54,853.5
Total operating expenses	(1,872.5)	(12,540.3)	(40,271.7)	(107,739.5)	(15,887.3)	(28,750.4)	(124,197.5)	(18,314.2)
(Loss)/Income from operations	(1,409.2)	75,588.6	271,253.8	122,472.6	18,059.8	26,625.2	247,791.6	36,539.3
Interest income/(expenses), net	7.0	(321.9)	(6,323.9)	(29,936.8)	(4,414.5)	(9,364.4)	(25,361.1)	(3,739.7)
Subsidy income	—	546.8	637.3	8,569.1	1,263.6	5,227.0	4,985.8	735.2
Investment (loss)/gain	—	—	(10,165.5)	82.1	12.1	—	—	—
Exchange loss	(1.1)	(68.0)	(4,979.8)	(2,181.5)	(321.7)	1,168.4	(812.4)	(119.8)
Other income/(expenses), net	33.4	300.0	(490.1)	(1,338.6)	(197.3)	(287.6)	(5,233.2)	(771.7)
Change in fair value of forward contracts	—	—	—	—	—	—	74,605.7	11,001.4
Change in fair value of embedded derivatives	—	—	(29,812.7)	(13,599.3)	(2,005.4)	(35,539.5)	54.9	8.1
(Loss)/Income before income taxes	(1,369.9)	76,045.5	220,119.1	84,067.6	12,396.6	(12,170.9)	296,031.3	43,652.8
Income taxes	—	—	(822.3)	1,342.0	197.9	—	(41,974.7)	(6,189.6)
Net (loss)/income	(1,369.9)	76,045.5	219,296.8	85,409.6	12,594.5	(12,170.9)	254,056.6	37,463.2
Less: Net income attributable to the non-controlling interests	—	—	(576.8)	—	—	—	—	—
Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.	(1,369.9)	76,045.5	218,720.0	85,409.6	12,594.5	(12,170.9)	254,056.6	37,463.2
Net (loss)/income attributable to JinkoSolar Holding Co., Ltd’s ordinary shareholders per share
Basic	(0.11)	2.19	3.52	(0.73)	(0.11)	(1.49)	3.46	0.51
Diluted	(0.11)	2.19	3.52	(0.73)	(0.11)	(1.49)	3.45	0.51
Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per ADS(1)
Basic	(0.44)	8.77	14.10	(2.93)	(0.43)	(5.98)	13.84	2.04
Diluted	(0.44)	8.77	14.10	(2.93)	(0.43)	(5.98)	13.81	2.04
Weighted average ordinary shares outstanding
Basic	12,500,000	34,691,800	50,429,700	50,731,450	50,731,450	50,731,450	60,130,515	60,130,515
Diluted	12,500,000	34,691,800	50,429,700	50,731,450	50,731,450	50,731,450	60,257,649	60,257,649

(1)	Each ADS represents four ordinary shares

	As of December 31,					As of June 30,
	2006	2007	2008	2009	2009	2010	2010
	(RMB)	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(US$)
	(in thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalent	8,508.0	27,242.2	27,323.6	152,479.6	22,484.6	369,015.5	54,415
Restricted cash	—	—	9,622.0	72,827.2	10,739.1	184,035.4	27,137.9
Accounts receivable — a related party	—	—	69,062.1	100.4	14.8	100.4	14.8
Accounts receivable — third parties	—	228.4	8,039.5	236,796.6	34,918.0	267,191.2	39,400
Advance to suppliers	39,776.5	151,455.7	110,638.3	93,324.1	13,761.6	213,621.6	31,500.6
Inventories	11,376.3	172,134.9	272,030.5	245,192.4	36,156.1	470,777.9	69,420.9
Total current assets	66,174.1	398,470.1	528,980.4	970,650.4	143,132.1	1,754,223.1	258,677.7
Property, plant and equipment, net	9,778.1	57,479.4	352,929.5	741,481.4	109,338.8	1,048,495.8	154,611.2
Land use rights, net	1,810.9	6,962.0	165,509.6	228,377.5	33,676.5	226,503.2	33,400.2
Advances to suppliers to be utilized beyond one year	—	—	187,270.6	230,899.5	34,048.4	223,312.6	32,929.7
Total assets	77,763.1	559,279.8	1,278,020.4	2,242,649.3	330,701.1	3,408,251.5	502,580.8

Accounts payable	844.9	8,721.3	23,985.3	99,932.8	14,736.1	222,537.7	32,815.4
Notes payable	—	—	—	81,643.2	12,039.1	155,048.3	22,863.4
Advance from a related party	49,810.6	92,433.3	—	—	—	—	—
Advance from third party customers	—	162,001.8	184,749.0	36,777.8	5,423.3	88,900.2	13,109.2
Derivative liabilities	—	—	30,017.4	54.9	8.1	—	—
Short-term borrowings from third parties	1,000.0	22,990.0	150,000.0	576,084.0	84,949.3	756,472.2	111,549.4
Total current liabilities	66,115.5	310,922.2	481,330.6	946,782.3	139,612.5	1,472,601.9	217,149.9
Long-term borrowings	—	—	—	348,750.0	51,426.7	349,000.0	51,463.5
Total liabilities	66,115.5	372,585.9	485,043.7	1,299,811.8	191,670.2	1,825,904.1	269,247.8

Series A redeemable convertible preferred shares	—	—	157,224.9	189,057.9	27,878.5	—	—
Series B redeemable convertible preferred shares	—	—	245,402.2	287,703.8	42,424.8	—	—
Total JinkoSolar Holding Co., Ltd. shareholders’ equity	5,707.6	175,753.9	390,349.6	466,075.8	68,727.5	1,582,347.5	233,333.0
Non-controlling interests	5,940.1	10,940.1	—	—	—	—	—
Total liabilities and equity	77,763.1	559,279.8	1,278,020.4	2,242,649.3	330,701.1	3,408,251.5	502,580.8

The following tables set forth certain other financial and operating data of our company for the periods since we commenced our operation on June 6, 2006. Gross margin, operating margin and net margin represent the gross profit, (loss)/income from operations and net (loss)/income as a percentage of our revenues, respectively.

	For the Period from June 6, 2006 to December 31,	For the Year Ended December 31,			For the Six Months Ended June 30,
	2006	2007	2008	2009	2009	2010
	(RMB in thousands, except percentages)
Other Financial Data:
Gross margin	0.4%	12.4%	14.3%	14.7%	11.5%	25.7%
Operating margin	(1.2%)	10.7%	12.4%	7.8%	5.5%	17.1%
Net margin	(1.2%)	10.7%	10.0%	5.4%	(2.5%)	17.5%
Total revenues:
Sales of recovered silicon materials	116,234.2	536,755.2	902,249.0	28,039.4	28,035.5	—
Sales of silicon ingots	—	170,007.2	483,544.9	98.9	82.6	0.9
Sales of silicon wafers	—	—	794,860.1	1,102,232.8	409,452.1	479,801.6
Sales of solar cells	—	—	—	225,866.3	18,750.9	276,539.1
Sales of solar modules	—	—	—	182,015.1	4,043.1	665,378.8
Processing service fees	—	2,390.5	2,960.1	29,607.1	20,733.4	27,762.7

	For the Period from June 6, 2006 to December 31,	For the Year Ended December 31,				For the Six Months Ended June 30,
	2006	2007	2008	2009		2009		2010
Operating Data:
Sales volume:
Recovered silicon materials (metric tons)	128.3	349.1	397.9	11.7		11.7		—
Silicon ingots (MW)	—	12.6	33.1	0.01		0.01		0.1
Silicon wafers (MW)	—	—	51.4	180.4		58.1		86.2
Solar cells (MW)	—	—	—	27.3		2.0		34.7
Solar modules (MW)	—	—	—	14.4		0.25		57.6
Average selling price (RMB):
Recovered silicon materials (per kilogram)	906.0	1,537.5	2,267.5	2,397.1	(1)	2,398.8	(1)	—
Silicon ingot (per watt)	—	13.5	14.6	6.8		6.2		12.1
Silicon wafer (per watt)	—	—	15.5	6.1		7.4		5.6
Solar cells (per watt)	—	—	—	8.3		9.5		8.0
Solar modules (per watt)	—	—	—	12.7		16.4		11.6

(1)	Sales were contracted in 2008 prior to the significant decrease in selling price and made in the first quarter of 2009.

RECENT DEVELOPMENTS

The following tables set forth our condensed consolidated balance sheet information as of December 31, 2009, our unaudited condensed consolidated balance sheet information as of September 30, 2010, and our unaudited condensed consolidated statements of operations information for the three months ended September 30, 2009, June 30, 2010 and September 30, 2010, respectively. We have prepared the unaudited condensed consolidated financial information on the same basis as our audited consolidated financial statements. This unaudited condensed consolidated financial information reflects all adjustments, consisting only of normal and recurring adjustments, which we consider necessary for a fair statement of our financial position and operating results for the periods presented. Our financial results for the three months ended September 30, 2010 may not be indicative of our full year results for 2010 or any future interim periods. Please refer to “Risk Factors — Risks Related to Our Business and Our Industry — Our operating results may fluctuate from period to period in the future” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Principal Factors Affecting Our Results of Operations — Industry Demand for Solar Power Products” and “— Selected Quarterly Results of Operations” included elsewhere in this prospectus for information regarding trends and other factors that may affect our results of operations.

	For the Three Months Ended
	September 30, 2009	June 30, 2010	September 30, 2010
	(RMB)	(RMB)	(RMB)
	(In thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenues	398,930.5	900,615.4	1,438,318.6
Cost of revenues	(335,822.3)	(658,466.1)	(956,424.8)
Gross profit	63,108.2	242,149.3	481,893.8
Total operating expenses	(38,909.1)	(91,474.6)	(102,588.9)
Income from operations	24,199.1	150,674.7	379,304.9
Interest expenses, net	(10,266.1)	(13,913.0)	(17,266.5)
Subsidy income	3,060.6	3,809.6	2,863.2
Investment gain	—	—	60.1
Exchange (loss)/gain	(1,835.6)	235.1	1,681.7
Other (expenses)/income, net	(308.1)	(4,836.6)	4,717.5
Change in fair value of forward contracts	—	74,605.7	(73,683.1)
Change in fair value of embedded derivatives	(999.2)	—	—
Income before income taxes	13,890.7	210,575.5	297,677.8
Income taxes	—	(29,925.5)	(38,169.7)
Net income attributable to JinkoSolar Holding Co., Ltd	13,890.7	180,650.0	259,508.1
Series A redeemable convertible preferred shares accretion	(8,099.2)	(4,523.6)	—
Series B redeemable convertible preferred shares accretion	(10,893.0)	(5,874.7)	—
Allocation to preferred shareholders	(10,098.3)	(5,053.7)	—
Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	(15,199.9)	165,198.0	259,508.1
Net (loss)/income attributable to JinkoSolar Holding Co., Ltd’s ordinary shareholders per share
basic	(0.30)	2.38	2.99
diluted	(0.30)	2.36	2.93
Net (loss)/income attributable to JinkoSolar Holding Co., Ltd’s ordinary shareholders per ADS(1)
basic	(1.20)	9.52	11.94
diluted	(1.20)	9.42	11.70
Weighted average ordinary shares outstanding
basic	50,731,450	69,426,294	86,927,850
diluted	50,731,450	70,139,814	88,719,210

(1)	Each ADS represents four ordinary shares.

	As of
	December 31, 2009 (RMB)	September 30, 2010 (RMB)
	(in thousands)
Consolidated Balance Sheets Data:
Cash	152,479.6	451,794.0
Restricted cash	72,827.2	286,355.6
Accounts receivable, net — a related party	100.4	100.4
Accounts receivable, net — third parties	236,796.6	620,733.0
Advances to suppliers — third party	93,324.1	390,648.5
Inventories	245,192.4	542,040.6
Forward contract derivative assets	—	26,610.4
Total current assets	970,650.4	2,673,676.0
Property, plant and equipment, net	741,481.4	1,558,384.4
Land use rights, net	228,377.5	263,005.4
Advances to suppliers to be utilized beyond one year	230,899.5	226,076.8
Forward contracts derivative assets — non current	—	3,265.0
Total assets	2,242,649.3	4,870,147.0
Accounts payable — third parties	99,932.8	307,747.6
Notes payable	81,643.2	422,276.9
Advances from third party customers	36,777.8	102,971.0
Forward contract derivative liabilities	—	27,745.8
Embedded derivative liabilities	54.9	—
Short-term borrowings from third parties including current portion of long-term bank borrowings	576,084.0	1,350,660.0
Total current liabilities	946,782.3	2,739,572.9
Forward contract derivative liabilities — non current	—	11,386.4
Long–term borrowings	348,750.0	269,125.0
Total liabilities	1,299,811.8	3,024,402.7
Total JinkoSolar Holding Co., Ltd. shareholders’ equity	466,075.8	1,845,744.3
Total liabilities and equity	2,242,649.3	4,870,147.0

The following tables set forth certain other financial and operating data of our company for the three months ended September 30, 2009, June 30, 2010 and September 30, 2010, respectively. Gross margin, operating margin and net margin represent the gross profit, income from operations and net income as a percentage of our revenues, respectively.

	For the three months ended
	September 30, 2009	June 30, 2010	September 30, 2010
	(RMB in thousands, except percentages)
Other Financial Data:
Gross margin	15.8%	26.9%	33.5%
Operating margin	6.1%	16.7%	26.4%
Net margin	3.5%	20.1%	18.0%
Total revenues:
Sales of silicon ingots	16.3	—	6,958.3
Sales of silicon wafers	312,831.1	182,385.4	174,205.6
Sales of solar cells	71,074.6	124,732.4	70,154.0
Sales of solar modules	12,697.5	576,133.6	1,182,037.3
Processing service fees	2,311.0	17,364.0	4,963.4

	For the three months ended
	September 30, 2009	June 30, 2010	September 30, 2010
Operating Data:
Sales volume:
Silicon ingots (MW)	<0.1	—	1.0
Silicon wafers (MW)	53.8	31.3	29.1
Solar cells (MW)	9.0	15.6	9.0
Solar modules (MW)	1.0	49.9	96.2
Average selling price (RMB)
Silicon ingots (per watt)	16.6	—	12.6
Silicon wafers (per watt)	5.8	5.8	6.0
Solar cells (per watt)	7.9	8.0	7.8
Solar modules (per watt)	12.7	11.5	12.3

Results of Operations for the Third Quarter of 2010

Total Revenues. Total revenues were RMB1,438.3 million in the third quarter of 2010, representing an increase of 260.5% from the third quarter of 2009 and 59.7% from the second quarter of 2010. The increase in revenues in the third quarter of 2010 was primarily attributable to a substantial increase in sales volume of our solar modules as well as an increase in average selling price of our solar modules due to increased market demand, partially offset by decreases in sales from silicon wafers and solar cells as we retained a significant amount of our output of silicon wafers and solar cells for our own production process to capture the efficiencies of our vertically integrated production process.

Our sales of recovered silicon materials were nil in the third quarter of 2009 and the second and third quarters of 2010 as we retained all of our output of recovered silicon materials for our own silicon wafer production. We had sales of silicon ingots of RMB16.3 thousand, nil and RMB7.0 million in the third quarter of 2009 and the second and third quarters of 2010, respectively, as we retained substantially all of our output of silicon ingots for our own silicon wafer production.

Sales of silicon wafers were RMB174.2 million in the third quarter of 2010, representing a decrease of 44.3% from the third quarter of 2009 and 4.5% from the second quarter of 2010. The decrease in revenues from silicon wafers was primarily because we retained an increasing amount of our output of silicon wafers for our own solar cell and solar module production.

Sales of solar cells were RMB70.2 million in the third quarter of 2010, representing a decrease of 1.3% from the third quarter of 2009 and 43.8% from the second quarter of 2010, primarily because we retained an increasing amount of our solar cells output for our own solar module production.

Sale of solar modules reached RMB1,182.0 million in the third quarter of 2010, representing an increase of 9,209.2% from the third quarter of 2009 and 105.2% from the second quarter of 2010. The increase in sales of solar modules was primarily attributable to our increased solar production capacity, a substantial increase in sales volume of our solar modules as well as an increase in average selling price of our solar modules due to increased market demand.

Processing service fees were RMB2.3 million, RMB17.4 million and RMB5.0 million in the third quarter of 2009, the second and third quarters of 2010, respectively.

Cost of Revenues. Cost of revenues were RMB956.4 million in the third quarter of 2010, representing an increase of 184.8% from the third quarter of 2009 and 45.3% from the second quarter of 2010. The increase in cost of revenues was primarily attributable to the significant increase in sales.

Gross Profit. Gross profit reached RMB481.9 million in the third quarter of 2010, representing an increase of 663.6% from the third quarter of 2009 and 99.0% from the second quarter of 2010. Gross profit margin increased from 15.8% in the third quarter of 2009, to 26.9% in the second quarter of 2010 and further to 33.5% in the third quarter of 2010, primarily attributable to the increased degree of vertical integration and a decrease in average non-silicon cost.

Operating Expenses. Operating expenses were RMB102.6 million in the third quarter of 2010, representing an increase of 163.7% from the third quarter of 2009 and 12.1% from the second quarter of 2010. The increase in operating expenses was primarily attributable to a substantial increase of our selling and marketing expenses, partially offset by decreases in our general administrative expenses and research and development expenses. The increase in our selling and marketing expenses reflected our continuously increased sales and marketing efforts in line with our operation expansion. Operating expenses represented 7.1% of the third quarter total revenues, a decrease from 10.2% in the second quarter of 2010 and 9.8% in the third quarter of 2009. The decrease from the second quarter of 2010 to the third quarter of 2010 was primarily due to a decrease in option expenses as we recognized significant stock compensation expense in the second quarter of 2010 when the vesting of certain options with performance conditions related to our initial public offering became probable. In addition, we adopted stringent cost control measures that also contributed to the decrease of total operating expense as a percentage of total revenues.

Income from Operations. As a result of the foregoing, our income from operations reached RMB379.3 million in the third quarter of 2010, representing an increase of 1,467.4% from the third quarter of 2009 and 151.7% from the second quarter of 2010. Our operating margin increased from 6.1% in the third quarter of 2009 to 16.7% in the second quarter of 2010 and further to 26.4% in the third quarter of 2010.

Interest Expenses, Net. Net interest expenses reached RMB17.3 million in the third quarter of 2010, representing an increase of 68.2% from the third quarter of 2009 and 24.1% from the second quarter of 2010. The increase in our net interest expenses was attributable to the increase in our capital expenditure and working capital requirements, primarily due to the expansion of our operations and manufacturing facilities.

Subsidy Income. We received government subsidies totaling RMB2.9 million in the third quarter of 2010, primarily consisting of subsidies for development of export markets and government reward for overseas listing. We received RMB3.1 million in the third quarter of 2009, primarily consisting of subsidy for improvement in technology and RMB3.8 million in the second quarter of 2010, primarily consisting of subsidy for development of export markets and government reward for overseas listing.

Exchange (Loss)/Gain. We recorded a foreign exchange gain of RMB1.7 million in the third quarter of 2010, primarily due to the effect of the appreciation of the Euro against Renminbi on our Euro denominated receivables during such period, compared to a loss of RMB1.8 million in the third quarter of 2009, primarily due to the effect of the appreciation of the Japanese Yen against Renminbi on our Japanese denominated payables, and a gain of RMB0.2 million in the second quarter of 2010.

Other (Expenses)/Income, Net. Our other net income was RMB4.7 million in the third quarter of 2010, primarily consisting of an ADS deposit refund of RMB3.4 million. Our other net expenses was RMB0.3 million, in the third quarter of 2009, and RMB4.8 million for the second quarter of 2010, primarily due to retirement of obsolete and damaged equipment amounting to RMB3.3 million.

Change in Fair Value of Forward Contracts. We recorded a loss of RMB73.7 million in the third quarter of 2010 from a change in the fair value of forward contracts resulting from the appreciation of the Euro against Renminbi partially offset by the gain from depreciation of the U.S. dollar against the Renminbi. We recorded a gain of RMB74.6 million in the second quarter of 2010 from a change in fair value of forward contracts resulting from the depreciation of the Euro and U.S. dollar against Renminbi. We did not enter into forward contracts in the third quarter of 2009.

Income Taxes. We recognized a tax expense of RMB38.2 million in the third quarter of 2010, compared to nil tax expense in the third quarter of 2009 and a tax expense of RMB29.9 million in the second quarter of 2010.

Net Income Attributable to JinkoSolar Holding Co., Ltd. As a result of the foregoing, our net income attributable to JinkoSolar Holding Co., Ltd. reached RMB259.5 million for the third quarter of 2010, representing a net margin of 18.0%, compared to 3.5% in the third quarter of 2009 and 20.1% in the second quarter of 2010.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial and Operating Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. The discussion in this section contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

We commenced operations on June 6, 2006. The consolidated financial statements for the historical periods presented in this prospectus include the financial results of JinkoSolar and its current and former subsidiaries, which include Paker, Jiangxi Desun, Jiangxi Jinko and Xinwei, as well as the VIEs, which include Tiansheng, Hexing, Yangfan and Alvagen, for the relevant periods. In our discussion of the year ended December 31, 2007, the consolidated financial statements include the financial statements of Xinwei, a subsidiary of Jiangxi Jinko from July 16, 2007 (inception) to December 28, 2007. We have determined that we were no longer the primary beneficiary of Yangfan and Alvagen as of September 1, 2008 and Tiansheng and Hexing were no longer VIEs as of September 30, 2008, and therefore, we were no longer required to consolidate their financial results with ours as of September 1, 2008 and September 30, 2008, respectively.

Overview

We are a fast-growing vertically integrated solar power product manufacturer with low-cost operations based in Jiangxi Province and Zhejiang Province in China. We have built a vertically integrated solar product value chain from recovered silicon materials to solar modules. Our product mix has evolved rapidly since our inception on June 6, 2006. In 2006, our sales consisted entirely of recovered silicon materials. In 2007, we sold a mix of recovered silicon materials and silicon ingots. In 2008, our sales consisted of silicon wafers, silicon ingots and recovered silicon materials. In 2009 and the six months ended June 30, 2010, our sales consisted primarily of silicon wafers, solar cells and solar modules.

As of September 30, 2010, we had annual silicon wafer production capacity of approximately 600 MW, annual solar cell production capacity of approximately 300 MW and annual solar module production capacity of approximately 450 MW, respectively. We plan to increase our annual solar cell and solar module production capacity to approximately 600 MW each by the end of 2010 and we expect to achieve a fully vertically-integrated solar module production capacity of 1 GW by the end of 2011.

Our revenues were RMB116.2 million for the period from June 6, 2006 to December 31, 2006, RMB709.2 million, RMB2,183.6 million and RMB1,567.9 million (US$231.2 million) for years ended December 31, 2007, 2008 and 2009, respectively and RMB1,449.5 million (US$213.7 million) for the six months ended June 30, 2010. We recorded a net loss of RMB1.4 million for the period from June 6, 2006 to December 31, 2006, and net income of RMB76.0 million, RMB218.7 million, RMB85.4 million (US$12.6 million) and RMB254.1 million (US$37.5 million), respectively, for the years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2010.

We have a limited operating history, which may not provide a meaningful basis to evaluate our business. You should consider the risks and difficulties frequently encountered by early-stage companies, such as us, in new and rapidly evolving markets, such as the solar power market. Historical growth in our results of operations should not be taken as indicative of the rate of growth, if any, that can be expected in the future. In addition, our limited operating history provides a limited historical basis to assess the impact that critical accounting policies may have on our business and our financial performance.

Principal Factors Affecting Our Results of Operations

We believe that the following factors have had, and we expect that they will continue to have, a significant effect on the development of our business, financial condition and results of operations.

Industry Demand for Solar Power Products

Our business and revenue growth depends on the industry demand for solar power products. The solar power market has grown significantly in recent years. According to Solarbuzz, the world PV market, defined as relating to the total MW of modules delivered to installation sites, increased from 1,460 MW in 2005 to 7,300 MW in 2009, representing a compound annual growth rate, or CAGR, of 50%. Solarbuzz’s “Green World” forecast scenario forecasts global solar power industry revenues and solar power system installations to be US$77.88 billion and 24,740 MW in 2014, respectively. However, demand for our solar power products also depends on the general economic conditions in our target markets. Demand for solar power products was significantly reduced during the global economic crisis from the fourth quarter of 2008 to the second quarter of 2009 as the global economy, including the economies of our target markets, experienced slower or negative growth rates. Since the second quarter of 2010, however, we believe that demand for solar power products has recovered significantly as the effects of the global economic crisis on the solar power market have subsided.

Government Subsidies and Economic Incentives

The near-term growth of the market for solar power products depends largely on the availability and scale of government subsidies and economic incentives, as the current cost of solar power substantially exceeds the cost of electricity generated from conventional or non-renewable sources of energy. Various governments such as those of Germany, Spain, Japan, the United States, Italy, the Czech Republic, Belgium and China have used different policy initiatives to encourage or accelerate the development and adoption of solar power and other renewable energy sources. However, certain early adopters of solar power incentive policies, such as Germany, Spain and Italy announced reductions of incentive programs in 2009 and 2010. Demand for and pricing of our products are highly sensitive to incentive policy decisions by governments in major markets. Although the implementation of incentive policies for solar power significantly stimulates demand for solar power products, including our products, reductions or limitations on such policies, as have occurred in Germany, Spain and Italy, may reduce demand for such products or change price expectations, causing vendors of solar power products, including us, to reduce prices to adjust to demand at lower price levels.

Pricing of Our Products

The prices of our products are based on a variety of factors, including our silicon raw materials costs, supply and demand conditions for solar power products, product mix, product quality and the terms of our customer contracts, including sales volumes. We previously made sales of recovered silicon materials and silicon ingots on a per-kilogram basis. We make sales of silicon wafers and solar cells on a per-piece basis and solar modules on a per-watt basis.

From the fourth quarter of 2008 to the second quarter of 2009, the pricing of our products underwent a major downward adjustment. For example, the average selling price of our silicon wafers declined by 60.6% from 2008 to 2009 due to weakened macroeconomic conditions combined with the increased supply of solar power products. We adjusted to these changes by reducing selling prices to reflect market price trends. As a result, our revenues for the year ended December 31, 2009 were materially adversely affected. Because we are not able to reduce our fixed costs and expenses to the same degree as our variable costs, the decline in our average selling prices had a material adverse effect on our operating margins for the year ended December 31, 2009. Although the demand for solar power products has increased since the third quarter of 2009, the average selling prices of our products had decreased for the six months ended June 30, 2010 compared to 2009. We expect that the prices of solar power products may continue to decline over time due to increased supply of solar products, reduced manufacturing costs from economies of scale, advancement of manufacturing technologies and cyclical downturns in the prices of polysilicon and recoverable silicon materials. See “Risk Factors — Risks Related to our Business and Our Industry — As polysilicon supply increases, the corresponding increase in the global supply of downstream solar power products may cause substantial downward pressure on the prices of our products and reduce our revenues and earnings.”

Changing Product Mix

Our product mix has evolved rapidly since our inception, as we expanded our production capabilities to manufacture and sell downstream solar power products and to capture the efficiencies of our vertically integrated production process. In 2006, our sales consisted entirely of recovered silicon materials. In 2007, we sold recovered silicon materials and monocrystalline ingots. In 2008, our sales consisted of monocrystalline wafers and ingots, multicrystalline wafers and ingots and recovered silicon materials. Commencing in 2009, we retained a substantial majority of our output of recovered silicon materials and silicon ingots for our own production of silicon wafers. Consequently, for the year ended December 31, 2009, we derived a substantial majority of our revenues from the sale of silicon wafers. Through our acquisition of Zhejiang Jinko, we added solar cells to our product lines in July 2009, and we commenced production of solar modules in August 2009. In accordance with our strategic plan of becoming a fully vertically integrated solar module producer, we have established our principal manufacturing base for solar modules in Shangrao, China, and have been successful in making sales of solar modules our largest source of revenue in the six months ended June 30, 2010.

As we have rapidly expanded our manufacturing capacities of silicon wafers, solar cells and solar modules over the past few years, the respective manufacturing capacities of each product in the value chain have not been perfectly matched. To fully capture demand for various types of solar power products, at different times during 2009 and the six months ended June 30, 2010 we sold silicon wafers and solar cells manufactured in-house as end-products to certain customers, and also purchased silicon wafers and solar cells as inputs for our in-house manufacturing of solar cells and solar modules, respectively, which are sold as end-products. In the six months ended June 30, 2010, we purchased 12.9 MW of silicon wafers and 30.3 MW of solar cells for our production of solar cells and solar modules respectively. As a result, compared to a fully-integrated maker of solar power products of comparable size with equal manufacturing capacities for silicon wafers, solar cells and solar modules, our sales and our total revenues were larger and our gross profit margin was lower as we were not able to capture the profit in the entire value chain. In the future, our sales revenues and gross profit margin may vary as we better match our silicon wafer and solar cell capacity to our solar module capacity to become fully vertically integrated. In the future we expect to derive a substantial majority of our revenues from sales of solar modules. As we build out our solar cell and solar module production capacity and achieve full-scale production of these products, we intend to use a greater portion of our silicon wafers for the production of our own solar cells and modules. We have terminated our four remaining long-term wafer sales contracts without penalties, which will permit us to increase our vertical integration by using a greater proportion of our wafer output in our own production processes and reduce our need to purchase wafers. However, we will continue to evaluate whether to sell silicon wafers to customers from time to time based on our silicon wafer production and market opportunities.

Although each of these products represents a separate stage of the solar power production chain, each involves different production processes, costs and selling prices. Accordingly, our historical results of operations from period to period have been significantly influenced by our changing product mix, and we expect that our operating results for future periods will continue to be influenced by our product mix.

Production Capacity Expansion

We plan to increase our annual production capacity of silicon wafers, solar cells and solar modules to approximately 600 MW each by the end of 2010 and we expect to achieve a fully vertically integrated solar module production capacity of 1 GW by the end of 2011. Our ability to successfully complete this production capacity expansion plan will depend on our ability to obtain required approvals and permits, as well as our ability to finance the necessary capital expenditures and other factors.

We expect our production capacity expansions will increase our revenues as our output and sales volume increase. As a consequence of our increased investment in plant and equipment and increased production scale, we expect that our costs of revenues, including depreciation and amortization costs, will also increase. If we are able to maintain satisfactory facility utilization rates and productivity, our production capacity expansion will enable us to reduce our unit manufacturing costs through economies of scale, as fixed costs are allocated over a larger number of units of output. Moreover, manufacturers with greater scale are in a better position to obtain price discounts from silicon feedstock suppliers and may therefore obtain a greater market share of solar power products by selling at more competitive prices.

Our ability to achieve satisfactory utilization rates and economies of scale will depend upon a variety of factors, including our ability to attract and retain sufficient customers, the ability of our customers and suppliers to perform their obligations under our existing contracts, our ability to secure a sufficient supply of raw materials and production equipment for our production activities, the availability of working capital and the selling prices for our products.

Availability, Price and Mix of Silicon Feedstock

We use virgin polysilicon and recoverable silicon materials as the primary raw materials in our operations. We use virgin polysilicon with recoverable silicon materials, which are generally priced at a discount compared to virgin polysilicon, at a ratio which we believe yields an enhanced balance of cost and quality. For the years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2010, virgin polysilicon accounted for approximately 1.4%, 13.0%, 48.6% and 57.6%, respectively, and recoverable silicon materials which we process into recovered silicon materials accounted for approximately 98.6%, 87.0%, 51.4% and 42.4%, respectively, of our total silicon raw material purchases by value.

Until the third quarter of 2008, an industry-wide shortage of virgin polysilicon coupled with rapidly growing demand from the solar power industry caused rapid increases of virgin polysilicon prices. However, during the fourth quarter of 2008 and the first half of 2009, virgin polysilicon prices declined sharply as a result of significant new manufacturing capacity coming on line and falling demand for solar power products and semiconductor devices resulting from the global financial crisis and credit market conditions. Our average purchase cost of virgin polysilicon decreased by 14.7% from 2007 to 2008 and by 72.4% from 2008 to 2009 and further decreased by 28.7% in the six months ended June 30, 2010 compared to December 31, 2010. According to PCSPI, spot prices of virgin polysilicon rose during the third quarter of 2010.

The average price of virgin polysilicon over the medium to long term will depend on a number of factors, including the macro economic environment, the scope and progress of current and future manufacturing capacity expansion plans of the virgin polysilicon suppliers, the level of demand for virgin polysilicon from the solar and semiconductor industries and any changes in government regulations and subsidies in respect of solar and other alternative energy industry that may significantly affect the demand outlook for polysilicon. None of these factors can be predicted with reasonable certainty and the average price of virgin polysilicon may increase or decrease significantly over the medium to long term as a result of any combination of such factors.

Currently, we rely on a combination of long-term supply contracts and spot market purchases to meet our virgin polysilicon requirements. We have entered into two long-term virgin polysilicon purchase agreements under which we have agreed to purchase an aggregate of 5,350 metric tons of virgin polysilicon from 2009 to 2019.

Our long-term supply contract with Zhongcai Technological after amendment in January 2009 provides for prices set on a monthly basis with reference to trends in the spot market price of virgin polysilicon. However, the annual prices under our long-term supply contract with Hoku are fixed at declining annual prices over the contract’s nine-year term. The average of the contract prices under the supply contract with Hoku over the term of the contract is below the September 2010 spot market index price as reflected in the PCSPI. We have made substantial prepayments under the Hoku supply contract. See “Business — Suppliers — Raw Materials — Virgin Polysilicon” and “Risk Factors — Risks Related to Our Business and Industry — Hoku many not be able to complete its plant construction in a timely manner or may cease to continue as a going concern, which may have a material adverse effect on our results of operations and financial condition.”

In addition, we also utilize a significant amount of recovered silicon materials. Because recoverable silicon materials can be used as a substitute for virgin polysilicon, prices of recoverable silicon materials have also been influenced by the price trends affecting virgin polysilicon. Although we plan to use an increasing amount of virgin polysilicon, we expect to continue to meet a substantial portion of our silicon raw material requirements through the sourcing of recoverable silicon materials. However, our greater reliance on virgin polysilicon in the future may increase our costs compared to what such costs would have been had we maintained our historical proportions of recovered silicon materials to virgin polysilicon. See “Risk Factors — Risks Related to Our Business and Our Industry — As the import of recoverable silicon materials is subject to approvals from relevant governmental authorities, if we have to import recoverable silicon materials in the future for our silicon ingot manufacturing and we cannot obtain such approvals in a timely manner or at all, our raw material supplies may be adversely affected.”

Manufacturing Technologies

Solar modules are our principal products. As solar modules are priced based on the number of watts of electricity they generate and higher conversion efficiency of solar cells generally leads to higher revenues from sales of solar modules, therefore the advancement of manufacturing technologies in increasing the conversion efficiency of solar cells and reducing the production costs of solar products is important.

We continually make efforts to develop advanced manufacturing technologies to increase the conversion efficiency of our solar cells while striving to reduce our average production cost. In addition to our own research and development team, we collaborate with third party research institutes to improve our manufacturing technologies and the conversion efficiency of our solar cells. As a result of these efforts, the average conversion efficiency rate of our solar cells using our monocrystalline wafers increased from 16.5% as of December 31, 2009 to 18.0% as of the date of this prospectus and the conversion efficiency rate of our solar cells using our multicrystalline wafers increased from 15.8% as of December 31, 2009 to 16.8% as of the date of this prospectus.

Selected Statement of Operations Items

Revenues

Historically, we have derived revenues from the sales of recovered silicon materials, ingots, wafers, solar cells and solar modules as well as processing recoverable silicon materials and wafers for our customers. Our product mix has evolved rapidly since our inception. As we continue to expand our production capacity along with our increased vertical integration, we expect the sale of solar modules to continue to be our primary revenue source. The following table presents our revenues, net of VAT, by products and services, as sales amounts and as percentages of total net revenues, for the periods indicated:

	For the Year Ended December 31,							For the Six Months Ended June 30,
	2007		2008		2009			2009		2010
	(RMB in thousands)	(%)	(RMB in thousands)	(%)	(RMB in thousands)	(US$ in thousands)	(%)	(RMB in thousands)	(%)	(RMB in thousands)	(US$ in thousands)	(%)
Revenue by products:
Recovered silicon materials	536,755.2	75.7	902,249.0	41.4%	28,039.4	4,134.7	1.8	28,035.5	5.8	—	—	—
Silicon ingots	170,007.2	24.0	483,544.9	22.1	98.9	14.6	<0.1	82.6	<0.1	0.9	0.1	<0.1
Silicon wafers	—		794,860.1	36.4	1,102,232.8	162,535.3	70.3	409,452.1	85.1	479,801.6	70,751.5	33.1
Solar cells	—	—	—	—	225,866.3	33,306.2	14.4	18,750.9	3.9	276,539.1	40,778.5	19.1
Solar modules	—	—	—	—	182,015.1	26,839.9	11.6	4,043.1	0.8	665,378.8	98,116.8	45.9
Processing services	2,390.5	0.3	2,960.1	0.1	29,607.1	4,365.9	1.9	20,733.4	4.3	27,762.7	4,093.9	1.9

Total	709,152.9	100	2,183,614.1	100%	1,567,859.6	231,196.6	100.0	481,097.6	100.0	1,449,483.1	213,740.8	100.0

Our revenues are affected by sales volumes, product mix and average selling prices. The following table sets forth, by products, our sales volumes and approximate average selling prices for the periods indicated:

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2007	2008	2009		2009		2010
Sales volume:
Recovered silicon materials (metric tons)	349.1	397.9	11.7		11.7		—
Silicon ingots (MW)	12.6	33.1	0.01		0.01		0.1
Silicon wafers (MW)	—	51.4	180.4		58.1		86.2
Solar cells (MW)	—	—	27.3		2.0		34.7
Solar modules (MW)	—	—	14.4		0.25		57.6
Average selling price (RMB):
Recovered silicon materials (per kilogram)	1,537.5	2,267.5	2,397.1	(1)	2,398	(1)	—
Silicon ingots (per watt)	13.5	14.6	6.8		6.2		12.1
Silicon wafers (per watt)	—	15.5	6.1		7.4		5.6
Solar cells (per watt)	—	—	8.3		9.5		8.0
Solar modules (per watt)	—	—	12.7		16.4		11.6

(1)	Sales were contracted in 2008 prior to the significant decrease in selling price and made in the first quarter of 2009.

Increased average selling prices of recovered silicon materials from period to period reflected the rapid escalation in prices of virgin polysilicon, driven by supply constraints in the face of growing demand from both the solar power industry and the semiconductor industry and an industry-wide silicon shortage until the end of the third quarter of 2008, when demand began to be affected by the global economic crisis and credit market contraction. Demand for such intermediate products as silicon ingots and silicon wafers remained strong from 2007 until the end of the first half of 2008, as reflected in increases in sales volume, although average selling price increases were constrained by competitive factors. However, from the fourth quarter of 2008 through the second quarter of 2009, both sales volumes and average selling prices of silicon wafers were seriously affected by the contraction in demand caused by the global economic crisis and credit market contraction. In response to such pressures, we substantially reduced selling prices to reflect market price trends. Consequently, average selling prices of silicon ingots and silicon wafers in 2009 were lower than in 2008.

We commenced production of solar cells in July 2009 and solar modules in August 2009. Although the price of solar modules had declined since the fourth quarter of 2008 due to weakened demand combined with increased supply of solar modules, we believe that demand for solar power products has recovered significantly in response to a series of factors, including the recovery of the global economy, the implementation of incentive policies for renewable energy including solar power, and the increasing availability of financing for solar power projects. For the six months ended June 30, 2010, our average selling prices of silicon wafers, solar cells and solar modules continued to decline compared to 2009 primarily due to increased supplies of solar power products in the market. However, prices for solar power products have generally stabilized during the third quarter of 2010.

For the years ended December 31, 2007, 2008 and 2009, our gross profit amounted to RMB88.1 million, RMB311.5 million and RMB230.2 million (US$33.9 million), respectively, representing a gross margin of 12.4%, 14.3% and 14.7%, respectively. The decrease in gross profit in 2009 compared to 2008 reflects the reduction in average selling price of our silicon wafers resulting from contraction in the market demand from the fourth quarter of 2008 to the second quarter of 2009, partially offset by the upgrade in our product mix. However, the decrease in selling prices of our products was partially mitigated by decreasing costs of silicon raw materials, our economies of scale as we expand our production capacity and the change in our product mix to retain a substantial majority of our output of recovered silicon materials and ingots for our own silicon wafer, solar cell and solar module production. For the six months ended June 30, 2010, our gross profit amounted to RMB372.0 million (US$54.9 million), representing a gross margin of 25.7%, reflecting increases in the sales of solar modules and decrease in average silicon and non-silicon cost as a result of the increased vertical integration of our production process.

We sell our modules under our own brand “JinkoSolar,” as well as on an OEM basis. Our customers for solar modules include distributors, project developers and system integrators. To achieve rapid expansion of our sales channels and broad market penetration, we sell our modules through our overseas subsidiaries and sales agent.

Historically, we made substantial sales of silicon wafers under long-term sales contracts. As of September 30, 2010, we had terminated all of our remaining long-term wafer sales contracts, which will permit us to increase our vertical integration by using a greater proportion of our wafer input in our own production processes and reduce our need to purchase wafers. We sell our solar cells under short-term contracts and by spot market sales. As we continue to increase the degree of vertical integration of our operations and expand our module production, we expect that our sales of modules will increase and our sales of wafers and cells will correspondingly decrease as we use a greater proportion of these products for our module production.

Historically, we sold substantially all of our products to customers in China. Since 2009, we started to sell a substantial portion of our products to customers in major export markets. Currently, our products are sold in various markets worldwide, including China, Germany, Hong Kong, India, Italy and other countries or regions. Our export sales amounted for 42.8% and 66.2% of our total sales in 2009 and the six months ended June 30, 2010, respectively. In line with our capacity expansion plans, we intend to increase our sales both domestically and to major export markets, particularly in such strategic markets as Germany, Spain and the United States.

Segment information

The Group operates in a single business segment that includes the design, development, and manufacture of PV products. The following table summarizes the Group’s net revenues generated from different geographic locations:

	For the Six Month Ended June 30,
	2009	2010
	RMB	RMB
China (including Hong Kong and Taiwan)	453,630,321	687,941,349
Outside China:
Germany	1,785,145	425,836,573
India	230,268	95,207,405
Italy	1,071,137	69,750,592
The Netherlands	15,445,237	25,780,595
Rest of the world	8,935,532	144,966,621
Total outside China	27,467,319	761,541,786

Total net revenue	481,097,640	1,449,483,135

Cost of Revenues

Cost of revenues primarily consists of: (i) raw materials, which primarily consist of both virgin polysilicon and recoverable silicon materials, comprising the majority of our cost of revenues; (ii) consumables and components, which include crucibles for the production of monocrystalline and multicrystalline silicon ingots, steel alloy saw wires, slurry, chemicals for raw material cleaning and silicon wafer cleaning, and gases such as argon and silane, and silicon wafers and solar cells we procure from third parties for the production of solar modules; (iii) direct labor costs, which include salaries and benefits for employees directly involved in manufacturing activities; (iv) overhead costs, which consist of equipment maintenance costs, cost of utilities including electricity and water; (v) depreciation of property, plant and equipment; and (vi) processing fees paid to third party factories relating to the outsourced production of solar cells and solar modules. For the years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2010, our cost of revenues was RMB621.0 million, RMB1,872.1 million, RMB1,337.6 million (US$197.2 million) and RMB1,077.5 million (US$158.9 million), respectively.

Operating Expenses

Our operating expenses include selling and marketing expenses, general and administrative expenses and research and development expenses. Our operating expenses will increase as we expand our operations in the next few years.

Selling and Marketing Expenses.  Our selling and marketing expenses consist primarily of shipping and handling costs, sample costs, exhibition costs, salaries, bonuses and other benefits for our sales personnel as well as sales-related travel and entertainment expenses. For the years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2010, our selling and marketing expenses were RMB1.3 million, RMB1.2 million, RMB16.7 million (US$2.5 million) and RMB38.0 million (US$5.6 million), respectively. The significant increase in selling and marketing expenses in the first half of 2010 reflects our increased selling and marketing efforts. We expect our selling and marketing expenses to continue to increase in the near future as we continue to increase our selling and marketing efforts in line with our expansion into the downstream solar power products and hire additional sales personnel to accommodate the growth of our business and expansion of our customer base in the domestic and major export markets.

General and Administrative Expenses.  General and administrative expenses consist primarily of salaries and benefits for our administrative, finance and human resources personnel, amortization of land use rights, office expenses, entertainment expenses, business travel expenses, fees and expenses of auditing and other professional services. For the years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2010, our general and administrative expenses amounted to RMB11.2 million, RMB38.7 million, RMB85.1 million (US$12.5 million) and RMB69.3 million (US$10.2 million), respectively. For the year ended December 31, 2009, our general and administrative expenses included non-cash compensation expenses of RMB3.4 million (US$501.4 thousand) and RMB17.5 million (US$2.6 million) recognized as the result of the June 2009 Modification and September 2009 Modification, respectively. Such non-cash compensation expenses represent the net contribution of value to our founders, who are also our key employees, from the holders of our redeemable convertible preferred shares as a result of these modifications. These compensation expenses were non-cash charges which had no impact on our cash flows. For details of the June 2009 Modification and September 2009 Modification, see “Description of Share Capital — History of Share Issuances and Other Financings — June 2009 Modification” and “— September 2009 Modification.”

We expect general and administrative expenses to increase as we hire more personnel and incur expenses to accommodate our business expansion and to support our operation as a public company, including compliance-related expenses, and recognize share-based compensation expenses for the year ending December 31, 2010 and in subsequent periods. Since August 28, 2009, we have granted options to purchase 4,536,480 ordinary shares to certain directors, officers and employees, of which options to purchase 4,272,130 ordinary shares are outstanding as of the date of this prospectus. See “— Share-based Compensation.”

Research and Development Expenses

Research and development expenses consist primarily of silicon materials consumed, salaries, bonuses and other benefits for research and development personnel. For the years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2010, our research and development expenses were RMB50.8 thousand, RMB441.8 thousand, RMB5.9 million (US$870.0 thousand) and RMB16.9 million (US$2.5 million), respectively. The significant increase in research and development expenses in the first half of 2010 reflects our continued commitment to research and development. We expect the research and development expenses to continue to increase as we hire additional research and development personnel and devote more resources to research and development to improve our manufacturing processes and reduce our manufacturing costs.

Interest Income and Expenses

Interest income represents interest on our demand deposits. Our interest expenses consist primarily of interest expenses with respect to short-term and long-term borrowings from banks and other lenders. For the years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2010, we had net interest expenses of RMB321.9 thousand, RMB6.3 million, RMB29.9 million (US$4.4 million) and RMB25.4 million (US$3.7 million), respectively.

Subsidy Income

From time to time we apply for and receive government incentives in the form of subsidy from local and provincial governments. These subsidies are made available for the purpose of encouraging and supporting large-scale enterprises and high technology enterprises based in the relevant locations. Subsidies are available for assisting with new plant construction or expansion, technology upgrades, encouraging attendance at overseas sales exhibitions and export sales and brand establishment in export markets. We record such subsidies as subsidy income. The amount of government subsidy we receive may vary from period to period and there is no assurance that we will continue to receive government subsidy in the future periods. See “Risk Factors — Risks Related to Our Business and Our Industry — Our operating results may fluctuate from period to period in the future.” Government subsidy income is recognized when it is received. For the years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2010, our government subsidy income was RMB546.8 thousand, RMB637.3 thousand, RMB8.6 million (US$1.3 million) and RMB5.0 million (US$0.7 million), respectively.

Loss on Disposal of Subsidiary

Loss on disposal of subsidiary represents the loss we incurred in disposing of Paker’s direct investment in Jiangxi Desun in July 2008. In 2008, we incurred loss on disposal of subsidiary of RMB10.2 million from the disposal of Paker’s 27.02% equity interest in Jiangxi Desun in connection with our 2008 Restructuring.

Other Income and Expenses

Other income and expenses consist primarily of income from sales of used packaging materials and expenses relating to charitable donations. For the year ended December 31, 2007, our other income amounted to RMB300.0 thousand. For the years ended December 31, 2008 and 2009 and the six months ended June 30, 2010, we had net other expenses of RMB490.1 thousand, RMB1.3 million (US$0.2 million) and RMB5.2 million (US$0.8 million), respectively.

Change in Fair Value of Embedded Derivatives

We determined that the 2009 and 2010 performance adjustment features embedded in the series B redeemable convertible preferred shares meet the criteria for bifurcation, and accordingly these features are accounted for as derivative liabilities, with changes in fair value recorded in earnings.

The non-cash charges relating to a change in fair value of derivatives embedded in the series B redeemable convertible preferred shares recognized in earnings were RMB29.8 million and RMB13.6 million (US$2.0 million) for the years ended December 31, 2008 and 2009, respectively. We realized a non-cash gain relating to change in fair value of derivatives embedded in the series B redeemable convertible preferred shares of RMB54.9 thousand (US$8.1 thousand) for the six months ended June 30, 2010. Upon completion of our initial public offering on May 19, 2010, all series B redeemable convertible preferred shares were automatically converted into ordinary shares, thus eliminated the embedded derivatives.

Share-based Compensation

We adopted a long-term incentive plan in July 2009 and have granted options to certain of our directors, officers and employees to purchase a total of 4,536,480 ordinary shares with the exercise price of US$2.08 per share. Of these options, the exercise price of the options for 3,024,750 our ordinary shares was originally US$3.13 per share, but was subsequently reduced to US$2.08 on April 6, 2010. The modification resulted in an additional share-based compensation expense charge of RMB4.4 million (US$0.6 million) for the six months ended June 30, 2010. In addition, we agreed to grant certain of our officers and employees options to purchase 726,250 ordinary shares at an exercise price of 85% of the initial public offering price per share in January 2010, but changed the exercise price to US$2.08 per share in April 2010. The share options will generally vest in five successive equal annual installments on the last day of each year from the grant date, provided that the grantee’s service with us has not been terminated prior to each such vesting date. For one employee, the share options will vest in a series of 36 successive equal monthly installments, on the last day of each month, commencing from October 1, 2008, provided that such employee’s service with us has not terminated prior to each such vesting date. No portion of the share options, even when vested, may be exercised prior to the occurrence of our initial public offering and within the 180-day period following our initial public offering, on November 10, 2010. Share-based compensation expense for options with performance conditions is generally measured at the grant date based on the fair value of the share options and is recognized as an expense on a graded-vesting basis, net of estimated forfeitures, over the requisite service period. However, given the exercise restrictions placed on the options that we have granted since August 28, 2009, the recognition of share- based compensation expense on these options was delayed. Such expense accumulated from grant date was recognized at the time of our initial public offering. We used the binominal option pricing model to determine the fair value of share options at the grant date, where the exercisability was conditional upon the occurrence of our initial public offering. The total share-based compensation expense, determined based on the fair value of the options on the grant dates including the incremental charge resulted from the modification of the exercise price on April 6, 2010, applying an estimated forfeiture rate of 0% to 10%, amounted to RMB47.5 million (US$7.0 million), of which RMB17.1 million (US$2.5 million) was recognized in the six months ended June 30, 2010. As of the date of this prospectus, options to purchase 4,272,130 ordinary shares are outstanding.

The determination of the fair value of share options on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables, including our expected standard deviation of stock price over the vesting period, risk-free interest rate, expected dividend yield, and actual and projected employee share option exercise experience. Furthermore, we are required to estimate forfeitures at the time of grant and recognize share-based compensation expenses only for those awards that are expected to vest. If actual forfeitures differ from those estimates, we may need to revise those estimates used in subsequent periods.

Prior to our initial public offering, it was necessary for us to determine the fair value of our ordinary shares to calculate the value of derivatives embedded in the series B redeemable convertible preferred shares, which were converted to ordinary shares upon the completion of our initial public offering. Determining the fair value of our ordinary shares requires us to make complex and subjective judgments regarding our projected financial and operating results, our unique business risks, the liquidity of our ordinary shares and our operating history and prospects at the time the grants were made.

In assessing the fair value of our ordinary shares, we considered the following principal factors:

•	the nature of our business and contracts and agreements relating to our business;

•	our financial conditions;

•	the economic outlook in general and the specific economic and competitive elements affecting our business;

•	the growth of our operations; and

•	our financial and business risks.

We used the income approach, employing the discounted cash flow, or DCF, method, as the primary approach, and the market approach as a cross-check to derive the fair value of our ordinary shares. We applied the DCF analysis based on our projected cash flow using management’s best estimate as of the valuation date. The income approach involves applying appropriate discount rates, based on earnings forecasts, to estimated cash flows.

We conducted valuation of our equity as of relevant dates, including September 18, 2008, when the holders of our series B redeemable convertible preferred shares invested in us, June 22, 2009, the time of the June 2009 Modification, and September 15, 2009, the time of the September 2009 Modification. We believe that the decrease in the fair value of our equity from RMB1.77 billion (equivalent to US$224.0 million) as of September 18, 2008 to RMB890.0 million (equivalent to US$130.0 million) as of June 22, 2009 and the decrease in the fair value of our ordinary shares from RMB26.4 per share (equivalent to US$3.9) as of September 18, 2008 to RMB11.4 per share (equivalent to US$1.7) as of June 22, 2009, in each case, after giving effect to the 2009 Share Split, was attributable to the following significant factors and events during the period:

•	demand contraction and selling price decrease for solar power products due to impact from global economic crisis and credit market contraction during second half of 2008 and the first half of 2009;

•	lower than expected sales in the first two quarters of 2009 and expected slower sales growth in the near future;

•	compression of our gross profit margin due to decrease in average selling prices for solar power products and our inability to reduce fixed costs to keep pace with the decrease of its revenue; and

•	the decrease in our equity value is in line with our publicly-traded peers which experienced an approximate 50% drop in their market capitalization in the same period.

We believe that the increase in the fair value of our equity from RMB890.0 million (equivalent to US$130.0 million) as of June 22, 2009 to RMB1.5 billion (equivalent to US$223.0 million) as of December 31, 2009 and the increase in the fair value of our ordinary shares from RMB11.4 per share (equivalent to US$1.7) as of June 22, 2009 to RMB21.7 per share (equivalent to US$3.2) as of December 31, 2009, in each case, after giving effect to the 2009 Share Split, was attributable to the following significant factors and events during the period:

•	better-than-expected recovery and continuing improvement of demand for solar power products;

•	full capacity utilization of all products and diminishing above market price raw materials purchase obligations leading to improving profit margins;

•	rapid, cost efficient capacity expansion and product diversification obtained through downstream integration of Zhejiang Jinko effective June 30, 2009;

•	long-term solar module orders obtained from customers in Taiwan, Israel, Germany, Belgium and China in the second half of 2009;

•

market expectation of further demand increase driven by government stimulus programs in various countries, including the United States and China, significantly boosting demand for PV installations; and

•

expansion of annual silicon wafer, solar cell and solar module production capacity to approximately 300 MW, 150 MW and 150 MW, respectively by the end of 2009 and plans to expand annual silicon wafer and solar module production capacity to approximately 500 MW each and annual solar cell production capacity to approximately 400 MW by the end of 2010.

In addition, the increase in the fair value of our ordinary shares reflected the acceleration of the anticipated liquidity event, our initial public offering, in our valuation analysis performed for December 2009 compared to those performed for the first and second quarters, as well as the general improvement in the capital markets and market capitalization of companies in our industry beginning in the same period.

Taxation

We expect to derive net income primarily from Jiangxi Jinko and Zhejiang Jinko, our operating subsidiaries in China. In the past, we also derived net income from Jiangxi Desun and net loss from Xinwei. Both Jiangxi Desun and Xinwei were formerly our other operating subsidiaries in China. Jiangxi Desun and Xinwei ceased to be our subsidiaries from July 28, 2008 and December 28, 2007, respectively. In our discussion of the consolidated income statements for the years ended December 31, 2007 and 2008, we consolidated the financial results of the VIEs, which include Tiansheng, Hexing, Yangfan and Alvagen for the relevant periods. We have determined that we were no longer the primary beneficiary of Yangfan and Alvagen as of September 1, 2008, and Tiansheng and Hexing were no longer VIEs as of September 30, 2008. As a result, we were no longer required to consolidate their financial results with ours as of September 1, 2008 and September 30, 2008, respectively. Prior to January 1, 2008, pursuant to the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprise and Foreign Enterprises and Provisional Rules of the PRC on Enterprise Income Tax (collectively the “PRC Income Tax Laws”), our subsidiaries and the VIEs in China were generally subject to Enterprise Income Tax, or EIT, at a statutory rate of 33% on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the PRC Income Tax Laws.

As a foreign invested enterprise, each of Jiangxi Jinko and Zhejiang Jinko is entitled to a two-year tax exemption from PRC income taxes starting from the year in which it achieves a cumulative profit, and a 50% tax reduction for the succeeding three years thereafter. Jiangxi Jinko recorded loss for the year ended December 31, 2007. Jiangxi Desun became a foreign invested enterprise on April 10, 2007, and was exempt from income tax through December 31, 2007. Zhejiang Jinko is exempted from income tax from January 1, 2008 through December 31, 2009 and will be entitled to reduced income tax rate of 12.5% from January 1, 2010 to December 31, 2012. As PRC domestic enterprises, Xinwei, Yangfan, Tiansheng and Alvagen were subject to 33% statutory income tax in the past. Hexing was established in September 2007, and became a foreign invested enterprise since November 2007. Hexing was subject to statutory income tax at the rate of 33% in the year ended December 31, 2007 and 25% thereafter.

On March 16, 2007, the National People’s Congress enacted the EIT Law of the People’s Republic of China, which became effective on January 1, 2008. The EIT Law adopts a uniform enterprise income tax rate of 25% for domestic and foreign invested companies with effect from January 1, 2008. Pursuant to the EIT Law and related regulations, our subsidiaries and the VIEs in China are generally subject to enterprise income tax at a statutory rate of 25% starting from January 1, 2008, except Jiangxi Jinko and Zhejiang Jinko, whose tax holiday was grandfathered under the EIT Law. The first income tax exemption year for each of Jiangxi Jinko and Zhejiang Jinko commenced January 1, 2008.

In addition, under the EIT Law, an enterprise established outside China with “de facto management bodies” within China may be considered a PRC tax resident enterprise and will normally be subject to the PRC enterprise income tax at the rate of 25% on its global income. Under the implementation regulations issued by the State Council relating to the EIT Law, the term “de facto management bodies” refers to management bodies which have, in substance, overall management and control over such aspects as the production and business, personnel, accounts, and properties of the enterprise. Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining “de facto management body” which are applicable to our company or Paker. As such, it is still unclear if the PRC tax authorities would subsequently determine that, notwithstanding our status as the Cayman Islands holding company of our operating business in China, we should be classified as a PRC tax resident enterprise, whereby our global income will be subject to PRC income tax at a tax rate of 25%. In any event, our company and Paker do not have substantial income from operations outside of China, and we do not expect to derive substantial earnings from operations outside of China in the foreseeable future.

Under the EIT Law and its implementation rules, a withholding tax at the rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” to the extent such dividends have their source within China. However, as 100% of the equity interest of Jiangxi Jinko and 25% of the equity interest of Zhejiang Jinko are owned directly by Paker, our Hong Kong subsidiary, and as Hong Kong has an arrangement with China under which the tax rate for dividend income is 5% provided that the beneficial owner of the dividends is a Hong Kong residents enterprise which directly owns at least a 25% share in the PRC subsidiary, if Paker continues to be deemed by PRC authorities as a non-resident enterprise and as the beneficial owner of the dividends paid by Jiangxi Jinko and Zhejiang Jinko to Paker, such dividends would be subject to a 5% withholding tax. According to the Administrative Measures for Non-Residents Enjoying Tax Treaty Benefits (Trial Implementation) issued by the State Administration of Taxation on August 24, 2009 which became effective on October 1, 2009, the application of the preferential withholding tax rate under bi-lateral tax treaty is subject to the approval of competent PRC tax authorities. According to the Circular of the State Administration of Taxation on How to Understand and Identify “Beneficial Owner” under Tax Treaties which became effective on October 27, 2009, the PRC tax authorities must evaluate whether an applicant for treaty benefits in respect of dividends, interest and royalties qualifies as a “beneficial owner” on a case-by-case basis and following the “substance over form” principle. This circular sets forth the criteria to identify a “beneficial owner” and provides that an applicant that does not carry out substantial business activities, or is an agent or conduit company may not be deemed as a “beneficial owner” of the PRC subsidiary and therefore may not enjoy tax treaty benefit.

Pursuant to the Provisional Regulation of the PRC on Value Added Tax issued by the PRC State Council on December 13, 1993 and further amended on November 5, 2008, or the Provisional Regulation, and its Implementing Rules, all entities and individuals that are engaged in the sale of goods, the provision of processing, repairs and installation services and the importation of goods in China are required to pay value-added tax, or VAT. According to the Provisional Regulation, gross proceeds from sales and importation of goods and provision of services are generally subject to a VAT rate of 17% with exceptions for certain categories of goods that are taxed at a VAT rate of 13%. In addition, under the current Provisional Regulation, the input VAT for the purchase of fixed assets is deductible from the output VAT, except for fixed assets used in non-VAT taxable items, VAT exempted items and welfare activities, or for personal consumption. According to former VAT levy rules, equipment imported for qualified projects is entitled to import VAT exemption and the domestic equipment purchased for qualified projects is entitled to VAT refund. However, such import VAT exemption and VAT refund were both eliminated as of January 1, 2009. On the other hand, if a foreign-invested enterprise obtained the confirmation letter of Domestic or Foreign Invested Project Encouraged by the State before November 10, 2008 and declared importation of equipment for qualified projects before June 30, 2009, it may still be qualified for the exemption of import VAT. The importation of equipment declared after July 1, 2009 will be subject to the import VAT.

Under the Provisional Regulation, the exportation of certain goods is entitled to VAT export rebate. According to the Notice on Increasing the Export Rebate Rates on Textile, Electronic Information and Other Commodities issued by Ministry of Finance and the State Administration of Taxation on March 27, 2009, the export rebate rate on silicon wafer increased from 5% to 13% on April 1, 2009.

Under the current law of the Cayman Islands, we are not subject to any income or capital gains tax. In addition, dividend payments made by us are not subject to any withholding income tax in the Cayman Islands.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) disclosure of our contingent assets and liabilities at the end of each reporting period, and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current and other conditions, our expectations regarding our future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reviewing the consolidated financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies, and (iii) the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Variable Interest Entities

Variable interests are contractual, ownership or other interests in an entity that change with changes in the entity’s net asset value. Variable interests in an entity may arise from financial instruments, service contracts, guarantees, leases, or other arrangements with the VIE. An entity that will absorb a majority of the expected losses of the VIEs if they occur, or receive a majority of the expected residual returns of the VIEs if they occur, or both, is considered the primary beneficiary of the VIE. The primary beneficiary must include the assets, liabilities and results of operations of the VIEs in its consolidated financial statements.

For each of the period from June 6, 2006 to December 31, 2006 and the years ended December 31, 2007 and 2008, Jiangxi Desun and Jiangxi Jinko were the sole or predominant customers of Tiansheng, Hexing and Yangfan, which engaged in the procurement and processing of recoverable silicon materials. Historically, we purchased recoverable silicon materials from Tiansheng, Hexing and Yangfan at cost plus margin. You should refer to “Our Corporate History and Structure — Variable Interest Entities” for additional information on the price arrangements with our VIEs. In addition, during such periods, Alvagen bore certain general and administrative expenses on behalf of Jiangxi Desun and Jiangxi Jinko. We determined that Tiansheng, Hexing, Yangfan and Alvagen were VIEs and that we were the primary beneficiary of these VIEs from June 6, 2006 to September 30, 2008, September 3, 2007 to September 30, 2008, June 6, 2006 to September 1, 2008 and April 29, 2007 to September 1, 2008, respectively. The individual shareholders of the equity investment in the VIEs maintain their equity interest in the VIEs to the extent of the contributed registered capital amounts. In accordance with this determination, we have consolidated the results of operations and financial position of each of these VIEs in our consolidated financial statements until they were no longer VIEs or we were no longer their primary beneficiary after meeting certain criteria. The registered capital of the VIEs was recorded as non-controlling interests in our consolidated balance sheet as of December 31, 2006 and 2007, respectively. The cumulative losses of Yangfan and Alvagen as of September 1, 2008 were recorded as additional paid-in capital in our consolidated balance sheet upon deconsolidation. The profits of Tiansheng and Hexing generated during 2008 net of prior year losses were recorded as non-controlling interests in our consolidated statement of operations for the year ended December 31, 2008.

On September 1, 2008, we entered into a cooperation termination agreement with Alvagen that terminated all business relationships and released all claims that either party may have. On September 1, 2008, Yangfan issued a letter of confirmation to confirm that it will not have any business relationship with us as Yangfan ceased its recoverable silicon material business in May 2008. Accordingly, we have determined that we were no longer primary beneficiary of Yangfan and Alvagen as of September 1, 2008, and as a result, we are no longer required to consolidate their financial results with ours as of the same date.

As of September 30, 2008, we had entered into substantially revised agreements with Hexing to place us and Hexing on ordinary commercial terms and terminated our relationship with Tiansheng when it became a supplier of Hexing. As of September 30, 2008, Tiansheng and Hexing had obtained additional capital injections from their equity owners, which enabled them to carry sufficient equity at risk to finance future operational activities without additional subordinated financial support from us. Accordingly we have determined that Tiansheng and Hexing were no longer VIEs as of September 30, 2008 and as a result, we were no longer required to consolidate their financial results with ours as of the same date.

Revenue Recognition

Revenues represent the invoiced value of products sold, net of value added taxes, or VAT. We offer to our customers the right to return or exchange defective products within a prescribed period if the volume of the defective products exceeds a certain percentage of the shipment as specified in the individual sales contract. Actual returns were nil, 0.2%, 0.1% and 0.1% of total sales for the years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2010, respectively. Revenue from the sale of silicon ingot, silicon wafer, solar cell, solar module and recovered silicon materials is generally recognized when the products are delivered and the title is transferred, the risks and rewards of ownership have been transferred to the customer, the price is fixed and determinable and collection of the related receivable is reasonably assured. In the case of sales that are contingent upon customer acceptance, revenue is not recognized until the deliveries are formally accepted by the customers.

We recognize revenue for processing services when the services are completed, which is generally evidenced by delivery of processed products to the customers.

Part of our sales to customers requires the customers to prepay before delivery has occurred. Such prepayments are recorded as advances from customers in our consolidated financial statements, until the above criteria have been met.

In the PRC, VAT of 17% on invoiced amount is collected in respect of sales of goods on behalf of the tax authorities. VAT collected from customers, net of VAT paid for purchases, is recorded as a tax payable in the consolidated balance sheet until it is paid to the authorities.

Warranty Cost

It is customary in our industry to warrant the performance of solar modules at certain levels of power output for an extended period. Our solar modules are typically sold with a five-year warranty for all defects and a 12-year and 25-year warranty against declines of more than 10.0% and 20.0%, respectively, from the initial minimum power generation capacity at the time of delivery. If a solar module is defective during the relevant warranty period, we will either repair or replace the solar module at our discretion. We began selling solar modules in the first half of 2009 and have not experienced any material warranty claims in connection with declines in the power generation capacity or defect of our solar modules. As of December 31, 2009 and June 30, 2010, we had provision for warranty cost of RMB1.7 million (US$0.3 million) and RMB7.6 million (US$1.1 million), respectively.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of an asset to the future undiscounted cash flows expected to result from the use of assets and their eventual disposition. We recognize an impairment loss in the event the carrying amount exceeds the estimated future cash flows attributed to such assets, measured as the difference of the assets and the fair value of the impaired assets. No impairment of long-lived assets was recognized for the years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2010, respectively.

Income Tax

Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the statement of operations in the period of change. In assessing whether such deferred tax assets can be realized in the future, we need to make judgments and estimates on the ability to generate taxable income in future years. We have provided full valuation allowance on the net deferred tax assets in the past years due to the uncertainty surrounding their realization.

Inventory

Our inventories are stated at the lower of cost or market price. Cost is determined by the weighted average method. Provisions are made for excess, slow moving and obsolete inventory as well as inventory whose carrying value is in excess of market price. We recorded provisions for inventory valuation of RMB5.2 million, RMB4.8 million (US$0.7 million) and RMB3.8 million (US$0.6 million) as of December 31, 2008, 2009 and June 30, 2010, respectively. We did not record any provision for inventory valuation for the year ended December 31, 2007.

Redeemable Convertible Preferred Shares

We issued series A redeemable convertible preferred shares and series B redeemable convertible preferred shares in May 2008 and September 2008, respectively. All of the series A redeemable convertible preferred shares and the series B redeemable convertible preferred shares were converted to ordinary shares upon completion of our initial public offering.

The fair value of the ordinary shares was determined retrospectively to the commitment date. Management is responsible for determining the fair value and considered a number of factors including our valuations. Our approach to valuation is based on a discounted future cash flow approach which involves complex and subjective judgments regarding projected financial and operating results, our unique business risks, our operating history and prospects at the commitment date. These judgments are consistent with the plans and estimates that we use to manage the business. There are inherent uncertainties in making these estimates and if we make different judgments or adopt different assumptions, it could result in material differences because the estimated fair value of the ordinary shares would be different. Based on the fair value of our ordinary shares, we determined that series A redeemable convertible preferred shares and series B redeemable convertible preferred shares did not contain beneficial conversion feature as of their respective commitment dates.

The 2009 and 2010 performance adjustment features (the “2009 performance adjustment derivative liability” and the “2010 performance adjustment derivative liability”) embedded in the series B redeemable convertible preferred shares met the definition of derivatives and accordingly were bifurcated from the host contract, the series B redeemable convertible preferred shares and accounted for as derivative liabilities.

On June 22, 2009, the holders of series B redeemable convertible preferred shares and our founders agreed to lower the 2009 performance target in assessing the transfer of ordinary shares under the 2009 performance adjustment feature. The effect of this change on the value of the derivative liability was a reduction in value of RMB65.2 million. In addition, a 2010 performance target was added, which was an embedded share transfer feature that met the definition of a derivative. The fair value of this new derivative at issuance was RMB18.2 million. In consideration of the agreement to lower the 2009 performance target to RMB100 million, on June 22, 2009, our founders transferred an aggregate of 76,258 (3,812,900 after giving effect to the 2009 Share Split) ordinary shares to the holders of series B redeemable convertible preferred shares. The fair value of these ordinary shares on June 22, 2009 amounted to RMB43.6 million and was imputed to us as if our founders (who are principal shareholders) contributed the shares to us and such shares were immediately reissued by us to the holders of the series B redeemable convertible preferred shares. See “Description of Share Capital — History of Share Issuances and Other Financings — June 2009 Modification.”

The June 2009 Modification resulted in: (a) a decrease in the 2009 performance adjustment derivative liability by RMB65.2 million, which was offset by the fair value of the 2010 performance adjustment derivative liability of RMB18.2 million; (b) an effective contribution of ordinary shares valued at RMB43.6 million by our founders to us, which was in turn transferred to the holders of the series B redeemable convertible preferred shares in consideration for agreeing to modify the terms of the 2009 performance adjustment feature (accordingly, this amount was treated as a capital contribution and as an offset to the net change in the fair value of the derivative liabilities in (a) above); and (c) the recording of compensation expense of RMB3.4 million, which is equal to change in fair value of derivative liabilities, net of the consideration transferred to the holders of series B redeemable convertible preferred shares in (b) above.

On September 15, 2009, our founders reached agreement with the holders of series A and series B redeemable convertible preferred shares on the modification to certain existing terms. See “Description of Share Capital — History of Share Issuances and Other Financings — September 2009 Modification.” The September 2009 Modification resulted in a reduction of RMB2.4 million in the fair value of the 2009 and 2010 performance adjustment derivative liabilities that we recognized in the Consolidated Statement of Operations as change in fair value of derivatives. The September 2009 Modification also resulted in an additional benefit transfer of RMB15.1 million from the holders of the series A and B redeemable convertible preferred shares to our founders due to the reduction in the fair value of the series A and B redeemable convertible preferred shares on September 15, 2009, as a result of such modification. We recognized a total of RMB17.5 million in compensation expense (including the RMB15.1 million mentioned above) in recognition of the total benefit transferred from the holders of series A and B redeemable convertible preferred shares to our founders that was attributed to us, given our founders are also our employees.

We met the 2009 performance target, therefore no transfer of ordinary shares was made from our founders to the holders of series B redeemable convertible preferred shares.

Fair Value of Financial Instruments

We adopted the provisions of the fair value measurement guidance on January 1, 2008 for financial assets and liabilities. The fair value measurement guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). The implementation of the fair value measurement guidance did not result in any material changes to the carrying values of financial instruments on our opening balance sheet on January 1, 2008 and 2009.

When available, we measure the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based factors or unobservable factors that are corroborated by market data. We internally validate pricing information we obtain from third parties for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, we generally estimate fair value using valuation techniques that rely on alternate market data or factors that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and our evaluation of those factors changes. Although we use our best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in our estimate of fair value, thereby increasing or decreasing the amounts of our consolidated assets, liabilities, equity and net (loss) or income.

Our financial instruments consist principally of (i) cash and cash equivalents, accounts and notes receivable, prepayments and other current assets, short-term investments, restricted cash, (ii) accounts and notes payable, other payables, short-term borrowing, long-term payables relating to capital lease and (iii) foreign currency forward contracts. Before the completion of our initial public offering, our financial instruments also included derivatives embedded in the series B redeemable convertible preferred shares. Upon completion of our initial public offering on May 19, 2010, all series B redeemable convertible preferred shares were automatically converted into ordinary shares, thus eliminated the embedded derivatives. As of December 31, 2008 and 2009 and June 30, 2010, the carrying values of these financial instruments approximated their fair values, with the exception of derivatives embedded in the series B redeemable convertible preferred shares. See “— Selected Statement of Operations Items — Change in Fair Value of Embedded Derivatives” and Notes to the Consolidated Financial Statements, Note 26.

On January 1, 2009, we also adopted the same guidance for all non-financial assets and non-financial liabilities. We do not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis.

Share-based Compensation

All share-based payments to our employees and directors, including grants of employee share options are recognized as compensation expense in the financial statements over the vesting period of the award based on the fair value of the award determined at the grant date.

The number of awards for which the service is not expected to be rendered during the requisite period should be estimated, and the related compensation cost is not recorded. In March 2005, the SEC issued Staff Accounting Bulletin No.107, which we have applied in the accounting for share based compensation.

Internal Control Over Financial Reporting

In the course of the preparation and external audit of our consolidated financial statements for the years ended December 31, 2007, 2008 and 2009, and the preparation of the financial information for the six months ended June 30, 2010, we and our independent registered public accounting firm identified a number of deficiencies in our internal control over financial reporting, including two material weaknesses and a significant deficiency, as defined in the standards established by the U.S. Public Company Accounting Oversight Board.

The material weaknesses identified were: (1) the lack of resources with appropriate accounting knowledge and experience to prepare and review financial statements and related disclosures in accordance with U.S. GAAP, which was evidenced by (i) the lack of sufficient resources with adequate U.S. GAAP knowledge and experience to identify, evaluate and conclude on certain accounting matters independently, and (ii) the lack of effective controls designed and in place to ensure the completeness and accuracy of the consolidated financial statements and disclosures in accordance with U.S. GAAP, including inappropriate presentation of statement of cash flows for the year ended December 31, 2009 and (2) inadequate review procedures, including appropriate levels of review in the design of period end reporting process that are consistently applied across our entities, to identify inappropriate accounting treatment of transactions, which was evidenced by audit adjustments which included correction of (i) revenue and inventory balance in relation to deliveries to a customer pending the customer’s formal acceptance as of December 31, 2008, (ii) preferred shares accretion and earnings per share for the year ended December 31, 2008, and (iii) deferred taxation accounting for the year ended December 31, 2009 and inappropriate presentation of intangible assets in the consolidated balance sheet as of December 31, 2009 and (iv) revenue cut-off errors and inappropriate classification of shipping cost for the quarter ended June 30, 2010.

The significant deficiency was the lack of formally documented corporate accounting policies in relation to the preparation of financial statements in accordance with U.S. GAAP.

Following the identification of these material weaknesses and control deficiencies and in connection with preparation of our consolidated financial statements for the years ended December 31, 2007 and 2008 and 2009, we performed additional manual review procedures, such as an extensive review of journal entries and a thorough review of account reconciliations for key accounts, to ensure the completeness and accuracy of the underlying financial information used to generate the consolidated financial statements.

We have begun taking and/or plan to take actions and measures to improve our internal control over financial reporting in order to obtain reasonable assurance regarding the reliability of financial statements, which include, but not limited to:

•	appointment of a new chief financial officer in September 2008 who has experience with and knowledge of U.S. GAAP and is a U.S. certified public accountant;

•

adoption of additional policies and procedures, in connection with the implementation of our electronic enterprise resource planning system, to strengthen our internal control over financial reporting;

•

formulation of internal policies relating to internal control over financial reporting, including the preparation of a manual containing comprehensive written accounting policies and procedures that can effectively and efficiently guide our financial personnel in addressing significant accounting issues and assist in preparing financial statements that are in compliance with U.S. GAAP and SEC requirements;

•	provision of further training to our accounting staff to enhance their knowledge of U.S. GAAP;

•	appointment of a financial controller and recruiting a new reporting manager with the relevant accounting expertise and adequate experience;

•	establishment of a legal and internal auditing department to strengthen our internal audit function, provide internal legal support and assist in our internal control compliance; and

•	the plan to engage an outside consulting firm to review our internal control processes, policies and procedures to ensure compliance with the Sarbanes-Oxley Act.

While we have begun taking the foregoing actions and measures to address the material weaknesses and significant deficiency identified, the implementation of these actions and measures may not be sufficient to address the material weaknesses and significant deficiency in our internal control over financial reporting to provide reasonable assurance that our internal control over financial reporting is effective, and we cannot yet conclude that such control deficiencies have been fully remedied. Our failure to remedy these control deficiencies, identify and address any other material weaknesses or significant deficiencies, and implement new or improved controls successfully in a timely manner could result in inaccuracies in our financial statements and could impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, we anticipate that we will incur considerable costs and devote significant management time and other resources to comply with SOX 404 and other requirements of the Sarbanes-Oxley Act.

Results of Operations

The following selected consolidated statements of operations data for the years ended December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The following selected consolidated statements of operations data for the six months ended June 30, 2009 and 2010 have been derived from our unaudited condensed consolidated financial statements, which are included elsewhere in this prospectus and are prepared on the same basis as our audited consolidated financial statements.

	For the Year Ended December 31,							For the Six Months Ended June 30,
	2007	2007	2008	2008	2009	2009	2009	2009	2009	2010	2010	2010
	(RMB)	(%)	(RMB)	(%)	(RMB)	(US$)	(%)	(RMB)	(%)	(RMB)	(US$)	(%)
	(in thousands, except percentages)
Consolidated Statement of Operations Data:
Total revenues	709,152.9	100.0	2,183,614.1	100.0	1,567,859.6	231,196.6	100.0	481,097.6	100.0	1,449,483.1	213,740.8	100.0
Sales of recovered silicon materials	536,755.2	75.7	902,249.0	41.4	28,039.4	4,134.7	1.8	28,035.5	5.9	—	—	—
Sales of silicon ingots	170,007.2	24.0	483,544.9	22.1	98.9	14.6	0.006	82.6	0.0	0.9	0.1	0.0
Sales of silicon wafers	—	—	794,860.1	36.4	1,102,232.8	162,535.3	70.3	409,452.1	85.1	479,801.6	70,751.5	33.1
Sales of solar cells	—	—	—	—	225,866.3	33,306.2	14.4	18,750.9	3.9	276,539.1	40,778.5	19.1
Sales of solar modules	—	—	—	—	182,015.1	26,839.9	11.6	4,043.1	0.8	665,378.8	98,116.8	45.9
Processing service fees	2,390.5	0.3	2,960.1	0.1	29,607.1	4,365.9	1.9	20,733.4	4.3	27,762.7	4,093.9	1.9
Cost of revenues	(621,024.0)	(87.6)	(1,872,088.6)	(85.7)	(1,337,647.5)	(197,249.5)	(85.3)	(425,722.0)	(88.5)	(1,077,494.0)	(158,887.3)	(74.3)
Gross profit	88,128.9	12.4	311,525.5	14.3	230,212.1	33,947.1	14.7	55,375.6	11.5	371,989.1	54,853.5	25.7
Total operating expenses	(12,540.3)	(1.8)	(40,271.7)	(1.9)	(107,739.5)	(15,887.3)	(6.9)	(28,750.4)	(6.0)	(124,197.5)	(18,314.2)	(8.6)
(Loss)/income from operations	75,588.6	10.6	271,253.8	12.4	122,472.6	18,059.8	7.8	26,625.2	5.5	247,791.6	36,539.3	17.1
Interest income/(expenses), net	(321.9)	(0.0)	(6,323.9)	(0.3)	(29,936.8)	(4,414.5)	(1.9)	(9,364.4)	(1.9)	(25,361.1)	(3,739.7)	(1.7)
Subsidy income	546.8	0.1	637.3	0.0	8,569.1	1,263.6	0.5	5,227.0	1.1	4,985.8	735.2	0.3
Loss on disposal of subsidiary	—	—	(10,165.5)	(0.5)	82.1	12.1	0.005	—	—	—	—	—
Exchange gain/(loss)	(68.0)	(0.0)	(4,979.8)	(0.2)	(2,181.5)	(321.7)	(0.1)	1,168.4	0.2	(812.4)	(119.8)	(0.1)
Other income/(expenses), net	300.0	0.0	(490.1)	(0.0)	(1,338.6)	(197.3)	(0.1)	(287.6)	(0.1)	(5,233.2)	(771.7)	(0.4)
Change in fair value of forward contracts	—	—	—	—	—	—	—	—	—	74,605.7	11,001.4	5.1
Change in fair value of embedded derivatives	—	0.0	(29,812.7)	(1.4)	(13,599.3)	(2,005.4)	(0.9)	(35,539.5)	(7.4)	54.9	8.1	0.0
(Loss)/income before income taxes	76,045.5	10.7	220,119.1	10.0	84,067.6	12,396.6	5.4	(12,170.9)	(2.5)	296,031.3	43,652.8	20.4
Income taxes	—	—	(822.3)	(0.0)	1,342.0	197.9	0.1	—	—	(41,974.7)	(6,189.6)	(2.9)
Net (loss)/income	76,045.5	10.7	219,296.8	10.0	85,409.6	12,594.5	5.4	(12,170.9)	(2.5)	254,056.6	37,463.2	17.5
Less: Net income attributable to the non-controlling interests	—	—	(576.8)	(0.0)	—	—	—	—	—	—	—	—
Net (loss)/income attributable to Jinko Solar Holding Co., Ltd.	76,045.5	10.7	218,720.0	10.0	85,409.6	12,594.5	5.4	(12,170.9)	(2.5)	254,056.6	37,463.2	17.5

Six Months Ended June 30, 2010 Compared to Six Months Ended June 30, 2009

Revenues.  Our revenues increased by 201.3% from RMB481.1 million for the six months ended June 30, 2009 to RMB1,449.5 million (US$213.7 million) for the six months ended June 30, 2010, primarily due to increased global demand for solar power products and a significant increase in shipments of solar modules attributable to our enhanced sales and marketing campaigns.

We did not have any sales of recovered silicon materials and had sales of silicon ingots of RMB0.9 thousand (US$0.1 thousand) only for the six months ended June 30, 2010, because we retained substantially all of our output of recovered silicon materials and silicon ingots for our own silicon wafer production to capture the efficiencies of our vertically integrated production process. For the six months ended June 30, 2009, we had sales of recovered silicon materials and silicon ingots of RMB28.0 million and RMB82.6 thousand respectively.

Our sales of silicon wafers increased by 17.2% from RMB409.5 million for the six months ended June 30, 2009 to RMB479.8 million (US$70.8 million) for the six months ended June 30, 2010, primarily due to a significant increase in silicon wafers sales volume reflecting the increased demand for solar power products, including silicon wafers, since the third quarter of 2009 and a substantial increase in our silicon wafer production capacity, partially offset by a decrease in our average selling price of silicon wafers.

Our sales of solar cells increased from RMB18.8 million for the six months ended June 30, 2009 to RMB276.5 million (US$40.8 million) for the six months ended June 30, 2010 primarily because we commenced production and sales of solar cells in July 2009 in addition to engaging third party factories to produce limited quantities of solar cells from silicon wafers that we sold to our customers before we commenced our own solar cell production. Our sales of solar cells for the first half of 2010 significantly increased primarily due to an increase in sales volume resulting from strong market demand and a substantial increase in our solar cell production capacity, partially offset by a decrease in our average selling price of solar cells. Despite the substantial increase of our solar cell production capacity and solar cell output in the six months ended June 30, 2010, our sales of solar cells were limited by the fact that we retained a significant amount of our output of solar cells for our own solar modules production to capture the efficiencies of our vertically integrated production process.

Our sales of solar modules increased from RMB4.0 million for the six months ended June 30, 2009 to RMB665.4 million (US$98.1 million) for the six months ended June 30, 2010 primarily because we commenced production and sales of solar modules in August 2009 in addition to engaging third party factories to produce limited quantities of solar modules from silicon wafers that we sold to our customers before we had our own solar module production capability. Our sales of solar modules for the first half of 2010 significantly increased primarily due to a substantial increase in sales volume reflecting strong market demand and our significantly increased solar module production capacity as of June 30, 2010 since the end of 2009, partially offset by a decrease in our average selling price of solar modules.

Our processing service fee increased from RMB20.7 million for the six months ended June 30, 2009 to RMB27.8 million (US$4.1 million) for the six months ended June 30, 2010, primarily because we further expanded our production capacity and employed capacity on an as-available basis to provide processing services to our customers.

Cost of Revenues.  Our cost of revenues increased by 153.1% from RMB425.7 million for the six months ended June 30, 2009 to RMB1,077.5 million (US$158.9 million) for the six months ended June 30, 2010, in line with our significant business expansion in the first half of 2010 and primarily attributable to the increase in sales, and partially offset by the decline in our average cost of silicon materials.

Gross Profit.  Our gross profit increased by 571.8% from RMB55.4 million for the six months ended June 30, 2009 to RMB372.0 million (US$54.9 million) for the six months ended June 30, 2010. Our gross margin increased from 11.5% for the six months ended June 30, 2009 to 25.7% for the six months ended June 30, 2010, as solar modules have become our largest source of revenue resulting from our product mix upgrade and decrease in average silicon and non-silicon cost as a result of the increased vertical integration of our production process.

Operating Expenses.  Our operating expenses increased by 331.0% from RMB28.8 million for the six months ended June 30, 2009 to RMB124.2 million (US$18.3 million) for the six months ended June 30, 2010, primarily due to an overall increase in our general and administrative expenses, selling and marketing expenses and research and development expenses in line with our substantial expansion and growth during the period. Our general and administrative expenses increased by 182.5% from RMB24.5 million for the six months ended June 30, 2009 to RMB69.3 million (US$10.2 million) for the six months ended June 30, 2010, primarily attributable to share-based compensation expense of RMB15.3 million (US$2.3 million) recognized when the performance condition of our initial public offering became probable in the first half of 2010, the increase in salaries of RMB8.8 million (US$1.3 million) due to the increase in the number of our employees as we hired additional employees in line with the expansion of our operation, and a provision for bad debt of RMB7.8 million (US$1.2 million) recognized for amounts due from a certain solar module customer. Our selling and marketing expenses increased substantially from RMB3.8 million for the six months ended June 30, 2009 to RMB38.0 million (US$5.6 million) for the six months ended June 30, 2010 reflecting our significantly increased sales and marketing efforts in line with our operation expansion, in particular, attributable to an increase in shipping and handling costs of RMB14.7 million (US$2.2 million), an increase in solar modules warranty cost of RMB7.1 million (US$1.0 million) and an increase in marketing expenses of RMB4.4 million (US$0.6 million). In addition, our research and development expenses increased from RMB0.4 million for the six months ended June 30, 2009 to RMB16.9 million (US$2.5 million) for the six months ended June 30, 2010 in line with our increased research and development efforts, in particular, on solar cells and solar modules. The cost of materials used for research and development purposes increased substantially from RMB75 thousand for the six months ended June 30, 2009 to RMB12.7 million (US$1.9 million) for the six months ended June 30, 2010.

Income from Operations.  As a result of the foregoing, our income from operations increased by 830.7% from RMB26.6 million for the six months ended June 30, 2009 to RMB247.8 million (US$36.5 million) for the six months ended June 30, 2010. Our operating profit margin increased from 5.5% for the six months ended June 30, 2009 to 17.1% for the six months ended June 30, 2010.

Interest Expenses, Net.  Our net interest expenses increased from RMB9.4 million for the six months ended June 30, 2009 to RMB25.4 million (US$3.7 million) for the six months ended June 30, 2010, primarily due to a significant increase in our average balance of short-term borrowings. The increase in the average balance of our short-term borrowings was attributable to the increase in our capital expenditure and working capital requirements, primarily due to the expansion of our operations and our manufacturing facilities.

Subsidy Income.  We received government subsidy totaling RMB5.0 million (US$0.7 million), primarily consisting of rebate of income taxes of RMB1.8 million (US$0.3 million) and development of export markets of RMB1.5 million (US$0.2 million), for the six months ended June 30, 2010; whereas for the six months ended June 30, 2009, we received government subsidy of RMB5.2 million, primarily for our expansion plans and development of export markets.

Exchange Gain/(Loss).  We incurred foreign exchange loss of RMB0.8 million (US$0.1 million) for the six months ended June 30, 2010 primarily due to the effect of the depreciation of the Euro and U.S. dollar against Renminbi on our Euro and U.S. dollar denominated receivables during such period. We recorded foreign exchange gain of RMB1.2 million for the six months ended June 30, 2009 primarily due to the effect of the depreciation of the Japanese Yen against Renminbi on Japanese Yen-denominated equipment procurement payables.

Other Expenses, Net.  Our net other expenses increased from RMB0.3 million for the six months ended June 30, 2009 to RMB5.2 million (US$0.8 million) for the six months ended June 30, 2010, primarily due to retirement of obsolete and damaged equipment amounting to RMB3.3 million (US$0.5 million).

Change in fair value of forward contracts.  We entered into foreign-exchange forward contacts with certain local banks to reduce volatility in our economic value caused by foreign currency fluctuations and had a non-cash gain relating to change in fair value of forward contracts recognized in earnings of RMB74.6 million (US$11.0 million) for the six months ended June 30, 2010 resulting from the depreciation of Euro and U.S. dollar against Renminbi. We did not enter into foreign-exchange forward contracts in the six months ended June 30, 2009.

Change in fair value of embedded derivatives.  We had non-cash charges relating to change in fair value of embedded derivatives recognized in earnings of RMB35.5 million for the six months ended June 30, 2009 and gain of RMB54.9 thousand (US$8.1 thousand) for the six months ended June 30, 2010. See “— Critical Accounting Policies — Redeemable Convertible Preferred Shares.”

Income Taxes.  Our income taxes were RMB42.0 million (US$6.2 million) for the six months ended June 30, 2010, compared to nil for the six months ended June 30, 2009, as Zhejiang Jinko and Jiangxi Jinko are each subject to PRC corporate income tax rate of 12.5% commencing 2010 upon expiry of their respective two year tax exemption period as foreign invested enterprises.

Net Income attributable to JinkoSolar Holding Co., Ltd.  As a result of the foregoing, our net income attributable to JinkoSolar Holding Co., Ltd. was RMB254.1 million (US$37.5 million) for the six months ended June 30, 2010, representing a net profit margin of 17.5%, compared to a net loss of RMB12.2 million for the six months ended June 30, 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues.  Our revenues decreased by 28.2% from RMB2,183.6 million for the year ended December 31, 2008 to RMB1,567.9 million (US$231.2 million) for the year ended December 31, 2009, primarily because industry demand and market prices of our products were seriously affected by the global economic crisis and credit market contraction from the second half of 2008 through the first half of 2009, partially offset by the effect of the change in our product mix and increase in the sales volume of silicon wafers, solar cells and solar modules.

Our sales of recovered silicon materials decreased by 96.9% from RMB902.2 million for the year ended December 31, 2008 to RMB28.0 million (US$4.1 million) for the year ended December 31, 2009, primarily because, commencing in 2009, we retained a substantial majority of our output of recovered silicon materials for our own silicon wafer production to capture the efficiencies of our vertically integrated production process, which resulted in a decrease in sales volume of recovered silicon materials from 397.9 metric tons in 2008 to 11.7 metric tons in 2009. Our sales of recovered silicon materials during 2009 were contracted in December 2008 and the sales were made in the first quarter of 2009, and did not fully reflect the significant decrease in selling prices that occurred in 2009.

Our sales of silicon ingots decreased from RMB483.5 million for the year ended December 31, 2008 to RMB98.9 thousand (US$14.6 thousand) for the year ended December 31, 2009, primarily because, commencing in 2009, we retained a substantial majority of our output of silicon ingots for our own silicon wafer production to capture the efficiencies of our vertically integrated production process, which resulted in a decrease in sales volume of silicon ingots from 33.1 MW for the year ended December 31, 2008 to 0.01 MW for the year ended December 31, 2009. Average selling prices also decreased by 53.4% from the year ended December 31, 2008 to the year ended December 31, 2009.

Our sales of silicon wafers increased by 38.7% from RMB794.9 million for the year ended December 31, 2008 to RMB1,102.2 million (US$162.5 million) for the year ended December 31, 2009, primarily because we commenced production of monocrystalline wafers in March 2008 and multicrystalline wafers in July 2008, and as a result, our sales volumes of silicon wafers increased by 251.0% from 51.4 MW for the year ended December 31, 2008 to 180.4 MW for the year ended December 31, 2009. The increase in sales of silicon wafers was partially offset by a 60.6% decrease in average selling prices for the year ended December 31, 2009 compared to the year ended December 31, 2008.

Our sales of solar cells for the year ended December 21, 2009 were RMB225.9 million (US$33.3 million) as we commenced production and sales of solar cells in July 2009. We sold 27.3 MW of solar cells for the year ended December 31, 2009.

Our sales of solar modules for the year ended December 31, 2009 were RMB182.0 million (US$26.8 million) as we commenced production and sales of solar modules in August 2009. We sold 14.4 MW of solar modules for the year ended December 31, 2009.

Our processing service fee increased from RMB3.0 million for the year ended December 31, 2008 to RMB29.6 million (US$4.4 million) for the year ended December 31, 2009, primarily because we employed excess capacity to process multicrystalline wafers for our customers for the year ended December 31, 2009. In the year ended December 31, 2008, our processing service fees were derived from processing multicrystalline ingots for our customers on a limited scale as we did not have substantial excess capacity during such period. We intend to continue to maximize the utilization of our production capacity for the production of our own products, while providing processing services with our excess capacity from time to time on a limited basis.

Cost of Revenues.  Our cost of revenues decreased by 28.6% from RMB1,872.1 million for the year ended December 31, 2008 to RMB1,337.6 million (US$197.2 million) for the year ended December 31, 2009, primarily due to the decrease in the purchase prices of silicon raw materials, partially offset by the effect of our changing product mix and increase in the volume of silicon raw materials purchased in line with our increased production scale. Depreciation of property, plant and equipment increased by 241.9% from RMB12.8 million for the year ended December 31, 2008 to RMB43.8 million (US$6.5 million) for the year ended December 31, 2009 as we acquired additional equipment and facilities to expand our production capacity and product line in 2009. As we continue to expand our operations, we expect depreciation of property, plant and equipment to continue to increase in the future.

Gross Profit.  Our gross profit decreased by 26.1% from RMB311.5 million for the year ended December 31, 2008 to RMB230.2 million (US$33.9 million) for the year ended December 31, 2009. Our gross margin increased from 14.3% for the year ended December 31, 2008 to 14.7% for year ended December 31, 2009, primarily due to our product mix upgrade.

Operating Expenses.  Our operating expenses increased by 167.2% from RMB40.3 million for the year ended December 31, 2008 to RMB107.7 million (US$15.9 million) for the year ended December 31, 2009, primarily due to the increase in our general and administrative expenses and selling and marketing expenses. Our general and administrative expenses increased by 119.9% from RMB38.7 million for the year ended December 31, 2008 to RMB85.1 million (US$12.5 million) for the year ended December 31, 2009, primarily attributable to (i) non-cash compensation expenses of RMB20.9 million (US$3.1 million) recognized in the year ended December 31, 2009 as the result of the June 2009 Modification and September 2009 Modification and (ii) the increase in salaries due to the increase in the number of our employees as we hired additional employees in line with the expansion of our operation. The compensation expenses we recognized for the year ended December 31, 2009 as a result of the June 2009 Modification and the September 2009 Modification were non-cash charges which had no impact on our cash flow. Our selling and marketing expenses increased significantly from RMB1.2 million for the year ended December 31, 2008 to RMB16.7 million (US$ 2.5 million) for the year ended December 31, 2009, primarily because we significantly increased our sales and marketing efforts by providing samples and undertaking additional marketing activities as we expanded our product line further down the solar power value chain for the year ended December 31, 2009. In addition, our research and development expenses increased from RMB0.4 million for the year ended December 31, 2008 to RMB5.9 million (US$0.9 million) for the year ended December 31, 2009 in line with our increased research and development efforts, in particular, on solar cells and solar modules.

Income from Operations.  As a result of the foregoing, our income from operations decreased by 53.8% from RMB271.3 million for the year ended December 31, 2008 to RMB125.3 million (US$18.5 million) for the year ended December 31, 2009. Our operating profit margin decreased from 12.4% for the year ended December 31, 2008 to 8.0% for the year ended December 31, 2009.

Interest Expenses, Net.  Our net interest expenses increased from RMB6.3 million for the year ended December 31, 2008 to RMB29.9 million (US$4.4 million) for the year ended December 31, 2009, primarily due to a significant increase in our average balance of short-term and long-term borrowings. The average balance of our short-term and long-term borrowings increased significantly from 2008 to 2009 as our capital expenditure and working capital requirements increased, primarily due to the acquisition of Zhejiang Jinko, expansion of our solar cell and solar module production capacity and commencement of sales of solar modules on credit terms in line with market practice.

Subsidy Income.  We received government subsidy totaling RMB8.6 million (US$1.3 million), including subsidy for our expansion of production scale, technology upgrades and development of export markets, for the year ended December 31, 2009; while for the year ended December 31, 2008, we received government subsidy of RMB0.6 million, including the government grant Jiangxi Desun received to mitigate its losses resulting from severe winter weather conditions in early 2008.

Investment Loss.  In July 2008, we disposed of Paker’s 27.02% equity interest in Jiangxi Desun in connection with our 2008 Restructuring and recorded a loss of RMB10.2 million from such disposal, whereas there was no corresponding investment loss in 2009.

Exchange Loss.  We incurred foreign exchange loss of RMB2.2 million (US$0.3 million) for the year ended December 31, 2009 primarily due to the effect of the appreciation of the Japanese Yen against Renminbi on our Japanese Yen denominated payables. We incurred foreign exchange loss of RMB5.0 million for the year ended December 31, 2008 as a third-party supplier returned our U.S. dollar advance payments which depreciated against the Renminbi in 2008.

Other Expenses, Net.  Our net other expenses increased by 160.0% from RMB0.5 million for the year ended December 31, 2008 to RMB1.3 million (US$0.2 million) for the year ended December 31, 2009, primarily due to a RMB1.0 million donation we made in the year ended December 31, 2009.

Change in fair value of embedded derivatives.  We had non-cash charges relating to change in fair value of embedded derivatives recognized in earnings of RMB13.6 million (US$2.0 million) and RMB29.8 million for the years ended December 31, 2009 and 2008 respectively. See “— Critical Accounting Policies — Redeemable Convertible Preferred Shares.”

Income Taxes.  Our income taxes was RMB0.8 million for the year ended December 31, 2008 because Tiansheng and Yangfan, two of the former VIEs that were consolidated by us until September 30, 2008 and September 1, 2008, respectively, incurred income tax expenses for the year ended December 31, 2008. We had deferred tax benefits of RMB1.3 million (US$0.2 million) for the year ended December 31, 2009 resulting from the provisions we made in 2009 which would be deductible in the future. Jiangxi Jinko and Zhejiang Jinko were exempted from income tax as foreign-invested enterprises in 2009.

Net Income attributable to JinkoSolar Holding Co., Ltd.  As a result of the foregoing, our net income attributable to JinkoSolar Holding Co., Ltd. decreased from RMB218.7 million for the year ended December 31, 2008 to RMB85.4 million (US$12.6 million) for the year ended December 31, 2009. Our net profit margin decreased from 10.0% for the year ended December 31, 2008 to 5.4% for the year ended December 31, 2009.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenues.  Our revenues increased by 207.9% from RMB709.2 million for the year ended December 31, 2007 to RMB2,183.6 million for the year ended December 31, 2008, primarily because we commenced manufacturing and sales of monocrystalline ingots and wafers and multicrystalline ingots and wafers in August 2007, March 2008, June 2008 and July 2008, respectively. For the year ended December 31, 2007, we sold only recovered silicon materials (RMB536.8 million) and monocrystalline silicon ingots (RMB170.0 million) which we commenced manufacturing in August 2007. As a result, our revenues generated from sales of silicon ingots and wafers increased from RMB170.0 million and nil for the year ended December 31, 2007 to RMB483.5 million and RMB794.9 million for the year ended December 31, 2008, respectively. Our revenue from sales to a subsidiary of ReneSola, a related party, amounted to RMB381.4 million and RMB631.9 million, which accounted for 53.8% and 28.9% of our total revenue, for the years ended December 31, 2007 and 2008, respectively.

Our sales of recovered silicon materials increased by 68.1% from RMB536.8 million for the year ended December 31, 2007 to RMB902.2 million for the year ended December 31, 2008, primarily due to a 47.5%

increase in the average selling price as well as the increase in sales volume from 349.1 metric tons to 397.9 metric tons, which resulted from strong demand, increased supply of recoverable silicon materials and our expanded processing capacity.

Our sales of silicon ingots increased by 184.4% from RMB170.0 million for the year ended December 31, 2007 to RMB483.5 million for the year ended December 31, 2008, primarily due to the increase in sales volume of our silicon ingots by 162.7%, from 12.6 MW to 33.1 MW, as well as an 8.3% increase in the average selling price, which resulted from strong demand and our expanded production capacity.

Our sales of silicon wafers increased from nil for the year ended December 31, 2007 to RMB794.9 million for the year ended December 31, 2008 as we began to sell our silicon wafer products in 2008.

Our processing service fees increased by 25.0% from RMB2.4 million for the year ended December 31, 2007 to RMB3.0 million for the year ended December 31, 2008, primarily because we commenced processing multicrystalline ingots for our customers in 2008.

Cost of Revenues.  Our cost of revenues increased by 201.5% from RMB621.0 million for the year ended December 31, 2007 to RMB1,872.1 million for the year ended December 31, 2008, primarily due to the increase in sales of our products and, to a lesser extent, the increase in purchase cost of silicon raw materials.

Gross Profit.  Our gross profit increased by 253.6% from RMB88.1 million for the year ended December 31, 2007 to RMB311.5 million for the year ended December 31, 2008. Our gross margin increased from 12.4% for the year ended December 31, 2007 to 14.3% for the year ended December 31, 2008 mainly because sales of silicon ingots and wafers accounted for 58.5% of our revenues in 2008, compared to 24.0% for the year ended December 31, 2007, when our revenues were primarily generated from the sales of recovered silicon materials, which generated lower margins than sales of silicon ingots and wafers.

Operating Expenses.  Our operating expenses increased by 222.4% from RMB12.5 million for the year ended December 31, 2007 to RMB40.3 million for the year ended December 31, 2008, primarily due to the increase in our general and administrative expenses. Our general and administrative expenses increased by 245.5% from RMB11.2 million for the year ended December 31, 2007 to RMB38.7 million for the year ended December 31, 2008, primarily due to the increase in employees’ salaries, social welfare payments and insurance premiums because we hired additional employees in connection with the expansion of our business. General and administrative expenses in the years ended December 31, 2007 and 2008 also included the amortization of land use rights amounting to RMB73.8 thousand and RMB2.7 million, respectively. The increase in our operating expenses also resulted from the increase in our research and development expenses from RMB50.8 thousand for the year ended December 31, 2007 to RMB441.8 thousand for the year ended December 31, 2008.

Income from Operations.  As a result of the foregoing, our income from operations increased by 258.9% from RMB75.6 million for the year ended December 31, 2007 to RMB271.3 million for the year ended December 31, 2008. Our operating profit margin increased from 10.7% for the year ended December 31, 2007 to 12.4% for the year ended December 31, 2008, primarily due to the commencement of sales of silicon ingots and wafers which generate higher margins than sales of recovered silicon materials.

Interest Expenses, Net.  Our net interest expenses increased from RMB321.9 thousand for the year ended December 31, 2007 to RMB6.3 million for the year ended December 31, 2008, primarily due to a significant increase in our average balance of short-term borrowings.

Subsidy Income.  Jiangxi Jinko and Jiangxi Desun received grants from the government of Shangrao Municipality and the Shangrao Economic Development Zone as awards for their contributions to the development of the local economy in the past. In 2008, Jiangxi Desun also received government grants to mitigate its losses resulting from severe winter weather conditions in early 2008. The subsidies we received in the years ended December 31, 2007 and 2008 amounted to RMB546.8 thousand and RMB637.3 thousand, respectively.

Investment Loss.  In July 2008, we disposed of Paker’s 27.02% equity interest in Jiangxi Desun in connection with our 2008 Restructuring and recorded a loss of RMB10.2 million from such disposal.

Exchange Loss.  Our exchange loss increased from RMB68.0 thousand for the year ended December 31, 2007 to RMB5.0 million for the year ended December 31, 2008, primarily due to foreign exchange losses we incurred as a third-party supplier returned our U.S. dollar advance payments which depreciated against the Renminbi during the year ended December 31, 2008.

Other Income or Expenses, Net.  We had net other income of RMB300.0 thousand for the year ended December 31, 2007 primarily due to our sales of used packaging materials. We had net other expenses of RMB490.1 thousand for the year ended December 31, 2008, primarily due to our donations to victims of the Sichuan Earthquake which occurred in May 2008.

Change in fair value of embedded derivatives.  We had non-cash charges relating to change in fair value of embedded derivative recognized in earnings of RMB29.8 million for the year ended December 31, 2008. See “— Critical Accounting Policies — Redeemable Convertible Preferred Shares.”

Income taxes.  Our income taxes increased from nil for the year ended December 31, 2007 to RMB822.3 thousand for the year ended December 31, 2008, primarily because Jiangxi Desun as well as Tiansheng and Yangfan, two of the former VIEs, incurred income tax expenses for the year ended December 31, 2008. Our subsidiaries, Jiangxi Jinko and Jiangxi Desun, did not incur any income tax expenses during the year ended December 31, 2007. Jiangxi Desun was loss making from January 1, 2007 to April 9, 2007 and was exempted from income tax as a foreign-invested enterprise since April 10, 2007 to December 31, 2007 and Jiangxi Jinko was loss making during 2007. While in the year ended December 31, 2008, Jiangxi Desun was profit making for the period from January 1, 2008 to July 28, 2008 when it was deconsolidated. Jiangxi Jinko was exempted from income tax as a foreign-invested enterprise for the year ended December 31, 2008. The VIEs did not generate income tax expenses for the year ended December 31, 2007 because they were loss making. Hexing and Alvagen had no taxable profit for the year ended December 31, 2008. Xinwei was consolidated into our consolidated financial statements from July 16, 2007 to December 28, 2007 and was loss making during such period. See “— Selected Statement of Operations Items — Taxation.”

Non-controlling Interests.  Non-controlling interests were RMB576.8 thousand for the year ended December 31, 2008, which represented the profits of Tiansheng and Hexing during 2008, net of prior year losses. Non-controlling interests was nil for the year ended December 31, 2007 because the VIEs did not record profits for that period.

Net Income attributable to JinkoSolar Holding Co., Ltd.  As a result of the factors discussed above, our net income attributable to JinkoSolar Holding Co., Ltd. increased by 187.8% from RMB76.0 million for the year ended December 31, 2007 to RMB218.7 million for the year ended December 31, 2008. Our net profit margin decreased from 10.7% for the year ended December 31, 2007 to 10.0% for the year ended December 31, 2008.

Selected Quarterly Results of Operations

The following table presents our unaudited condensed consolidated quarterly results of operations for the seven quarterly periods ended September 30, 2010. You should read the following table in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated quarterly financial information on the same basis as our audited consolidated financial statements. This unaudited condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair statement of our operating results for the quarters presented. Because our business is relatively new, our operating results for any particular quarter are not necessarily indicative of our future results. Furthermore, our quarterly operating results may fluctuate from period to period based on changes in seasonality of industry demand for solar power products. See “Risk Factors — Risks Related to Our Business and Our Industry — Our operating results may fluctuate from period to period in the future.”

	2009				2010
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands, except share and per share data)
Revenues	259,865.9	221,231.7	398,930.5	687,831.5	548,867.7	900,615.4	1,438,318.6
Cost of revenues	(242,524.0)	(183,198.0)	(335,822.3)	(576,103.2)	(419,028.0)	(658,466.1)	(956,424.8)
Gross profit	17,341.9	38,033.7	63,108.2	111,728.3	129,839.7	242,149.3	481,893.8
Total operating expenses	(9,984.8)	(18,765.6)	(38,909.1)	(40,080.0)	(32,722.9)	(91,474.6)	(102,588.9)
(Loss)/Income from operations	7,357.1	19,268.1	24,199.1	71,648.3	97,116.8	150,674.7	379,304.9
Interest expenses, net	(4,623.1)	(4,741.4)	(10,226.1)	(10,346.2)	(11,448.1)	(13,913.0)	(17,266.5)
Subsidy income	2,721.0	2,506.0	3,060.6	281.5	1,176.2	3,809.6	2,863.2
Investment gain	—	—	—	—	—	—	60.1
Loss on disposal of subsidiary	—	—	—	82.1	—	—	—
Exchange gain/(loss)	2,261.9	(1,093.5)	(1,835.6)	(1,514.3)	(1,047.5)	235.1	1,681.7
Other income/(expenses), net	207.3	(494.9)	(308.1)	(742.9)	(396.6)	(4,836.6)	4,717.5
Change in fair value of derivatives	(24,296.8)	(11,242.7)	(999.2)	22,939.3	54.9	74,605.7	(73,683.1)
(Loss)/Income before income taxes	(16,372.5)	4,201.6	13,890.7	82,347.8	84,455.8	210,575.5	297,677.8
Income taxes	—	—	—	1,342.0	(12,049.3)	(29,925.5)	(38,169.7)
Net (loss)/income	(16,372.5)	4,201.6	13,890.7	83,689.8	73,406.6	180,650.0	259,508.1
Net income attributable to JinkoSolar Holding Co., Ltd.	(16,372.5)	4,201.6	13,890.7	83,689.8	73,406.6	180,650.0	259,508.1
Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share
Basic	(0.86)	(0.63)	(0.30)	(1.06)	0.84	2.38	2.99
Diluted	(0.86)	(0.63)	(0.30)	(1.06)	0.84	2.36	2.93
Weighted average ordinary shares outstanding
Basic	50,731,450	50,731,450	50,731,450	50,731,450	50,731,450	69,426,294	86,927,850
Diluted	50,731,450	50,731,450	50,731,450	50,731,450	50,731,450	70,139,814	88,719,210

Liquidity and Capital Resources

We have financed our operations primarily through equity contributions from our shareholders, issuance of preferred shares, the net proceeds of our initial public offering and cash flow generated from operations as well as short-term and long-term borrowings.

The following table sets forth the principal amounts of our outstanding short-term borrowings including outstanding short-term borrowings under credit quotas as of June 30, 2010:

Lending Institution	Principal Amount Outstanding(1)
	(RMB)	(US$)
	(in millions)
Agricultural Bank of China	270.0	39.8
Bank of China	164.0	24.2
Industrial and Commercial Bank of China	73.4	10.8
China Construction Bank	60.8	9.0
China Merchants Bank	51.3	7.5
Communication Bank	39.0	5.8
China Minsheng Banking Corp., Ltd.	20.0	2.9
Pudong Development Bank	18.0	2.6

(1)	Does not include current portion of long-term borrowings.

These short-term borrowings bore interest at rates per annum from 0.68% to 5.31%, with a weighted average rate of 4.79% per annum, and were secured by mortgages over our fixed assets and pledge over inventories and in some cases were also guaranteed by our founders. In addition, some of these short-term borrowings were secured by mortgages over the fixed assets of Jiangxi Desun or guaranteed by Jiangxi Desun and, in either case, also guaranteed by our founders. The short-term borrowings outstanding as of June 30, 2010 also included loans of RMB54.3 million, RMB66.2 million, RMB15.1 million and RMB14.2 million denominated and repayable in Euro, U.S. Dollars, Japanese Yen and Swiss Franc, respectively.

From June 30, 2010 to October 26, 2010, we have made short-term borrowings in the aggregate principal amount of RMB1,091.3 million from Bank of China, China Merchants Bank, Agricultural Bank of China, China Minsheng Banking Corp., Ltd., Industrial and Commercial Bank of China, China Construction Bank and the Export-Import Bank of China, and repaid short-term bank borrowings of RMB509.2 million.

The following table sets forth the principal amounts of our outstanding long-term borrowings as of June 30, 2010:

Lending Institution	Principal Amount Outstanding(1)
	(RMB)	(US$)
	(in millions)
Bank of China	180.0	26.5
Agricultural Bank of China(2)	170.0	25.1
China Construction Bank	50.0	7.4
Industrial and Commercial Bank of China	10.0	1.5

(1)	Includes current portion of long-term borrowings.

(2)	Includes RMB50 million of entrusted loans under the Entrusted Loan Agreements with Agricultural Bank of China and Heji Investment.

Our long-term borrowings have terms of two to three years and will mature from 2010 to 2013. These long-term borrowings bore interest at rates per annum from 4.05% to 8.99%. Some of these long-term borrowings are guaranteed by our founders.

As of June 30, 2010, the balance of our short-term borrowings including the current portion of long-term bank borrowings were RMB756.5 million (US$111.6 million), compared to RMB576.1 million (US$85.0 million) as of December 31, 2009 as our capital expenditure and working capital requirements increased, primarily due to the expansion of our operations and our manufacturing facilities.

From June 30, 2010 to October 26, 2010, we have repaid long-term bank borrowings in the amount of RMB30 million.

On June 13, 2009, we entered into the Heji Loan Agreement with Heji Investment, for loans with an aggregate principal amount of up to RMB100 million. We borrowed RMB50.0 million from Heji Investment under the Heji Loan Agreement. In September and October 2009, we and Heji Investment re-arranged our borrowings under the Heji Loan Agreement into entrusted loans with an aggregate principal amount of RMB50.0 million pursuant to the Entrusted Loan Agreements with Agricultural Bank of China. Under a typical entrusted loan arrangement, the entrustor which is the actual lender deposits the amount of the loan principal with the entrusted bank. The entrusted bank then lends the principal to the borrower according to the direction of the entrustor while the entrustor bears the risk of the default by the borrower on the repayment of the principal and interest. The relevant PRC regulations prohibit a non-financial institution such as Heji Investment from lending directly to another company and therefore, the rearrangement of the loan from Heji Investment from a direct loan into entrusted loans enabled Heji Investment to comply with such PRC regulations.

As of June 30, 2010, our aggregate short-term and long-term borrowings extended by commercial banks in China were RMB756.5 million (US$111.6 million) and RMB349.0 million (US$51.5 million), respectively. In addition, we also had available credit facilities amounting to RMB1,256.7 million (US$185.3 million) as of June 30, 2010. Our total credit quotas confirmed by commercial banks in China were RMB2,288.9 million (US$337.5 million). Commercial banks in China extend credit to borrowers based on national monetary policies and the banks’ own evaluation of a borrower’s risk profile and credit-worthiness. Commercial banks confirm the credit quota, which is normally the maximum amount that a commercial bank may lend to the borrower for working capital and trade finance from time to time to facilitate the borrower’s access to such credit. However, the credit quota is subject to adjustment based on prevailing circumstances and does not constitute a legally binding commitment of the commercial bank, and the borrower’s access to such credit is still subject to examination and approval by the commercial bank based on its internal rules.

Our loan agreements with these banks typically contain standard restrictive covenants including those that restrict our ability to grant liens on our assets to secure debt of any third parties and restrict the ability of Jiangxi Jinko and Zhejiang Jinko to distribute dividends to us.

Cash Flows and Working Capital

As of June 30, 2010, December 31, 2009 and 2008, we had RMB369.0 million (US$54.4 million), RMB152.5 million (US$22.5 million) and RMB27.3 million in cash and cash equivalents (not including restricted cash), respectively. Cash consists primarily of cash on hand and demand deposits. Restricted cash, which was RMB184.0 million (US$27.1 million) as of June 30, 2010, RMB72.8 million (US$10.7 million) as of December 31, 2009 and RMB9.7 million as of December 31, 2008, represents deposits held by a bank which are not available for our general use. These deposits are held as collateral for issuance of letters of credit and bank acceptance notes to vendors for the purchase of raw materials, machinery and equipment which generally mature within six months.

In the six months ended June 30, 2010 and the year ended December 31, 2007, we received proceeds from issuance of ordinary shares of RMB368.6 million (US$54.4 million), being the net proceeds of our initial public offering, and RMB97.2 million, respectively. In 2008, we also received RMB163.5 million and RMB235.4 million, respectively, in net proceeds from the issuance of series A redeemable convertible preferred shares and series B redeemable convertible preferred shares. Advances from third-party customers amounted to RMB88.9 million (US$13.1 million), RMB36.8 million (US$5.4 million), RMB184.7 million and RMB162.0 million as of

June 30, 2010, December 31, 2009, December 31, 2008 and December 31, 2007, respectively, while advances from a related party in 2007 were RMB92.4 million. Short-term borrowings from third parties including current portion of long-term bank borrowings amounted to RMB756.5 million (US$111.6 million), RMB576.1 million (US$85.0 million), RMB150.0 million and RMB23.0 million as of June 30, 2010 and December 31, 2009, 2008 and 2007, respectively, while short-term borrowings from related parties in 2007 were RMB10.6 million. Our total short-term borrowings outstanding as of June 30, 2010 bore interest at a weighted average rate of 4.79% per annum. For more information on our short-term borrowings, see above and “— Contractual Obligations and Commercial Commitments.”

In the years ended December 31, 2008 and 2007, Jiangxi Desun received capital injections of nil and RMB48.4 million respectively, and the VIEs also received capital contributions from their equity holders of RMB10.8 million and RMB5.0 million respectively, for the same periods.

As of December 31, 2009, we had six long-term silicon wafer sales contracts that included certain prepayment provisions, under which we had a balance of prepayments totaling RMB17.4 million (US$2.6 million). We subsequently renegotiated with these customers and did not require them to make further prepayment under such long-term silicon wafer sales contracts. As of the date of this prospectus, we have terminated all four remaining long-term silicon wafer sales contracts to increase our vertical integration by using a greater portion of our wafer output in our own production process. Moreover, we do not plan to include similar prepayment provisions in our future long-term silicon wafer sales contracts, if any. In addition, as of June 30, 2010, we had entered into three long-term contracts for sales of our solar module products, pursuant to which we have received a deposit of US$1.0 million. We plan to continue to include provisions for prepayment or deposit in our future solar module long-term sales or distribution contracts.

We have significant working capital commitments relating to prepayments to suppliers under long-term supply contracts for virgin polysilicon, as well as prepayments for deliveries of recoverable silicon materials. Advances to suppliers to be utilized within one year relate primarily to advances paid to suppliers of recoverable silicon materials and solar cells, while advances to suppliers of virgin polysilicon are to be utilized beyond one year. Advances to suppliers to be utilized within one year were RMB110.6 million, RMB93.3 million (US$13.8 million) and RMB213.6 million (US$31.5 million) as of December 31, 2008 and 2009 and June 30, 2010, respectively. Advances to suppliers to be utilized beyond one year were RMB187.3 million, RMB230.9 million (US$34.0 million) and RMB223.3 million (US$32.9 million) as of December 31, 2008 and 2009 and June 30, 2010, respectively. See “Risk Factors — Risks Related to Our Business and Our Industry — Prepayment arrangements to suppliers for the procurement of silicon raw materials and solar cells expose us to the credit risks of such suppliers and may also significantly increase our costs and expenses, which could in turn have a material adverse effect on our financial condition, results of operations and liquidity.”

Accounts receivable due from third parties increased from RMB8.0 million as of December 31, 2008 to RMB236.8 million (US$34.9 million) as of December 31, 2009 and to RMB267.2 (US$39.4 million) as of June 30, 2010, because we have begun to extend up to 30 or 60 days of payment terms to customers with strong credit worthiness, and no longer require that all silicon wafer customers make payment in full prior to delivery. Inventories decreased from RMB272.0 million as of December 31, 2008 to RMB245.2 million (US$36.2 million) as of December 31, 2009 as a result of increase in sales and decrease in unit costs of silicon materials. Inventories increased to RMB470.8 million (US$69.4 million) as of June 30, 2010, primarily due to increased demand and customer orders and our increased production capacity and scale throughout the value chain.

Accounts payable increased from RMB24.0 million as of December 31, 2008 to RMB100.0 million (US$14.7 million) as of December 31, 2009 and further increased to RMB222.5 million (US$32.8 million) as of June 30, 2010 in line with the expansion of our business. The increase in the accounts payable was also partially because we started to pay our suppliers of consumables on credit terms. Notes payable increased from nil as of December 31, 2008 to RMB81.6 million (US$12.0 million) as of December 31, 2009 and RMB155.0 (US$22.9 million) as of June 30, 2010 as we issued bank acceptance notes to our suppliers mainly for purchase of raw materials in 2009 and the six months ended June 30, 2010. Other payables and accruals due to third parties increased from RMB83.0 million as of December 31, 2008 to RMB116.8 million (US$17.2 million) as of December 31, 2009 and further increased to RMB160.5 million (US$23.7 million) as of June 30, 2010, consisting mainly of payables for property, plant and equipment and accrued costs in relation to our initial public offering.

The following summary of our cash flows for the years ended December 31, 2007, 2008 and 2009 has been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The following summary of our cash flows for the six months ended June 30, 2010 has been derived from our unaudited condensed consolidated financial statements, which are included elsewhere in this prospectus and are prepared on the same basis as our audited consolidated financial statements. Our cash flows for the years ended December 31, 2007 and 2008 included the cash flows of Jiangxi Desun, Xinwei and the VIEs until the respective dates of deconsolidation.

	Year Ended December 31,		Year Ended December 31,		Six Months Ended June 30,
	2007	2008	2009		2010
	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(US$)
	(in thousands)
Net cash (used in)/provided by operating activities	3,541.4	(243,828.5)	(76,296.8)	(11,250.7)	103,865.7	15,316.0
Net cash used in investing activities	(167,973.6)	(333,753.0)	(400,157.1)	(59,007.2)	(476,901.4)	(70,323.9)
Net cash provided by financing activities	183,248.8	581,520.7	601,288.9	88,666.1	604,415.7	89,127.1
Cash, beginning of year (period)	8,508.0	27,242.2	27,323.6	4,029.1	152,479.6	22,484.6
Cash, end of year (period)	27,242.2	27,323.6	152,479.6	22,484.6	369,015.5	54,415.0

Operating Activities

Net cash provided by operating activities for the six months ended June 30, 2010 was RMB103.9 million (US$15.3 million), consisting primarily of (i) net income of RMB254.1 million (US$37.5 million), (ii) increase in accounts payable of RMB139.3 million (US$20.5 million) and (iii) increase in advances from third party customers of RMB57.1 million (US$8.4 million), partially offset by (i) increase in inventories of RMB230.2 million (US$33.9 million), (ii) increase in advances to suppliers of RMB114.5 million (US$16.9 million) and (iii) increase in accounts receivable of RMB45.6 million (US$6.7 million).

Net cash used in operating activities for the year ended December 31, 2009 was RMB76.3 million, (US$11.3 million) consisting primarily of (i) increase in accounts receivable of RMB143.6 million (US$21.2 million), (ii) decrease in advances from third party customers of RMB139.6 million (US$20.6 million) and (iii) increase in prepayments and other current assets of RMB76.8 million (US$11.3 million), partially offset by (i) net income of RMB85.4 million (US$12.6 million), adding back the non-cash charges relating to change in fair value of derivatives recognized in earnings of RMB13.6 million (US$2.0 million) and the non-cash compensation expenses of RMB20.9 million (US$3.1 million) recognized as the result of the June 2009 Modification and September 2009 Modification, (ii) increase in accounts payable of RMB66.5 million (US$9.8 million) and (iii) depreciation of property, plant and equipment of RMB43.8 million (US$6.5 million).

Net cash used in operating activities for the year ended December 31, 2008 was RMB243.8 million, reflecting the rapid growth of our business and the corresponding demand on working capital, consisting primarily of (i) increase in inventories of RMB249.2 million as we increased our inventories to meet production output, (ii) increase in advance to suppliers of RMB222.4 million to secure raw materials for our increased production output, (iii) decrease in advances from a related party of RMB92.4 million because we delivered several shipments to a subsidiary of ReneSola, which offset the advances, and (iv) increase in accounts receivables of RMB90.4 million because we started to sell products to our customers on credit terms, partially offset by (i) decrease in other receivables from related parties of RMB48.5 million, (ii) increase in advances from third party customers of RMB22.7 million, (iii) increase in other payables and accruals of RMB33.4 million, and (iv) net income of RMB219.3 million, adding back the non-cash charges relating to change in fair value of derivatives recognized in earnings of RMB29.8 million.

Net cash provided by operating activities for the year ended December 31, 2007 was RMB3.5 million, consisting primarily of (i) increase in advances from third party customers of RMB162.0 million as we increased sales to third-party customers, (ii) net income of RMB76.0 million, (iii) increase in advances from a related party of RMB42.6 million and (iv) increase in accounts payable of RMB10.7 million, partially offset by (i) increase in inventories of RMB162.7 million as we increased our inventories to meet production output, (ii) increase in advances to suppliers of RMB118.7 million to secure raw materials for our increased production output and (iii) increase in prepayments and other current assets of RMB28.4 million, including advances to employees for their travel expenses, loans receivables and prepaid rent and other prepayments.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2010 was RMB476.9 million (US$70.3 million), consisting primarily of (i) purchase of property, plant and equipment and land use rights of RMB404.0 million (US$59.6 million) and (ii) increase in restricted cash of RMB97.0 million (US$14.3 million), partially offset by cash collected for short-term investment of RMB24.2 million (US$3.6 million), primarily consisting of time deposits and investments in certain open-ended equity funds in the PRC.

Net cash used in investing activities for the year ended December 31, 2009 was RMB400.2 million (US$59.0 million), consisting primarily of (i) purchase of property, plant and equipment and land use rights of RMB285.3 million (US$42.1 million), (ii) net cash paid for our acquisition of Zhejiang Jinko of RMB69.2 million (US$10.2 million) after deduction of Zhejiang Jinko’s cash balance, and (iii) cash paid for short-term investment of RMB50.4 million (US$7.4 million), which mainly represented bank time deposits pledged to banks as collateral for issuance of bank acceptance notes for purchase of raw materials.

Net cash used in investing activities for the year ended December 31, 2008 was RMB333.8 million, consisting primarily of (i) purchase of property, plant and equipment of RMB319.2 million, (ii) purchase of land use rights of RMB98.9 million, (iii) cash outflow from deconsolidation of VIEs of RMB13.3 million and (iv) increase in restricted cash of RMB9.7 million, partially offset by cash received from disposal of our equity interest in Jiangxi Desun of RMB92.0 million.

Net cash used in investing activities for the year ended December 31, 2007 amounted to RMB168.0 million, consisting primarily of the purchases of property and equipment as well as of land use rights in line with our capacity expansion plan during these periods.

Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2010 was RMB604.4 million (US$89.1 million), consisting primarily of (i) borrowings from third parties of RMB677.8 million (US$100.0 million) and (ii) net proceeds from our initial public offering of RMB368.6 million (US$54.4 million), partially offset by repayment of borrowings to third parties of RMB497.5 million (US$73.4 million).

Net cash provided by financing activities for the year ended December 31, 2009 was RMB601.3 million (US$88.7 million), consisting primarily of borrowings from third parties of RMB1,295.0 million (US$191.0 million), partially offset by repayment of borrowings to third parties of RMB681.7 million (US$100.5 million).

Net cash provided by financing activities for the year ended December 31, 2008 was RMB581.5 million, consisting primarily of (i) net proceeds from issuance of series A redeemable convertible preferred shares of RMB163.5 million, (ii) net proceeds from issuance of series B redeemable convertible preferred shares of

RMB235.4 million and (iii) cash from borrowings from third parties of RMB298.7 million, partially offset by (i) repayments of borrowings to third parties of RMB111.2 million and (ii) repayment of borrowings to related parties of RMB10.1 million.

Net cash provided by financing activities for the year ended December 31, 2007 was RMB183.2 million, consisting primarily of (i) proceeds from issuance of ordinary shares and capital injection from shareholders and VIE shareholders totaling RMB153.6 million, (ii) cash from borrowings from third parties of RMB23.0 million, and (iii) cash from borrowings from related parties of RMB9.2 million, partially offset by (i) repayments of borrowings to related parties of RMB1.6 million and (ii) repayment of borrowings to third parties of RMB1.0 million.

Acquisition of Zhejiang Jinko

In June 2009, we acquired 100% equity interest in Zhejiang Jinko for a total consideration of approximately RMB100 million (US$14.6 million). The acquisition was consummated on June 30, 2009. Consequently, we consolidated the financial statements of Zhejiang Jinko starting from June 30, 2009. Zhejiang Jinko was established in August 2006 and is a manufacturer of solar cells. This acquisition has allowed us to expand our business to manufacturing of solar cells. The purchase consideration for acquisition of Zhejiang Jinko was fully paid in October 2009.

Capital Expenditures

We had capital expenditures of RMB154.1 million, RMB418.1 million, RMB285.3 million (US$42.1 million) and RMB404.0 million (US$59.6 million) for the years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2010, respectively. Our capital expenditures were used primarily to build our manufacturing facilities for silicon ingots, wafers, solar cells and modules, purchase production equipment and acquire land use rights, and for the net cash paid for the acquisition of Zhejiang Jinko.

We expect to continue investing in capital expenditures in the future as we implement a business expansion program to capture what we believe to be an attractive market opportunity for solar power products and prudently invest in the coordinated expansion of our production capacity of silicon wafers, solar cells and solar modules so as to achieve rapid and sustained growth of our vertically integrated production capacity. We expect that our capital expenditures for 2010 will be approximately RMB1,158.8 million (US$170.9 million), which will be used primarily to purchase silicon ingot, silicon wafer, solar cell and solar module manufacturing equipment and build manufacturing facilities. We plan to expand our annual solar cell and solar module production capacity to approximately 600 MW each by the end of 2010 and we expect to achieve a fully vertically integrated solar module production capacity of 1 GW by the end of 2011.

We will seek to optimize our capital structure to finance our capital expenditures in the most efficient manner and to prudently maximize shareholder return. In that connection, we will manage our use of equity and debt financing from various sources, including the net proceeds we receive from this offering as well as loans from commercial banks, to fund capital expenditures. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

We believe that available credit under existing bank credit facilities, the net proceeds we receive from this offering, as well as cash on hand and operating cash flow, will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we have decided or may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2009:

	Payment Due by Period
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
	(RMB in thousands)
Purchase obligations relating to machinery and equipment	189,068.6	189,068.6	—	—	—
Payment obligations under long-term supply agreements	587,225.2	7,283.4	142,861.1	137,398.6	299,682.1
Short-term bank borrowings	516,084.0	516,084.0	—	—	—
Long-term borrowings	410,000.0	60,000.0	350,000.0	—	—
Payment obligations under capital lease agreements	3,692.2	3,692.2	—	—	—
Payment obligations for operating leases	14,245.1	4,016.8	4,726.8	2,200.6	3,300.9

Total	1,720,315.1	780,145.0	497,587.9	139,599.2	302,983.0

The following table sets forth our contractual obligations as of June 30, 2010:

	Payment Due by Period
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
	(RMB in thousands)
Purchase obligations relating to machinery and equipment	479,242.1	427,951.7	51,290.4	—	—
Payment obligations under long-term supply agreements	582,275.0	43,048.3	140,320.2	134,895.0	264,011.5
Short-term bank borrowings	696,472.2	696,472.2	—	—	—
Long-term borrowings	410,000.0	60,000.0	350,000.0	—	—
Payment obligations for operating leases	15,152.2	4,599.4	4,327.9	3,438.0	2,786.9

Total	2,183,141.5	1,232,071.6	545,938.5	138,333.0	266,798.4

Deemed Dividend

In connection with the June 2009 Modification, we recognized a non-cash deemed dividend of RMB8.0 million (US$1.2 million) to Flagship, one of the holders of our series A redeemable convertible preferred shares. For details of the June 2009 Modification, see “Description of Share Capital — History of Share Issuances and Other Financings — June 2009 Modification.”

Off-balance Sheet Commitments and Arrangements

Jiangxi Jinko entered into a guarantee agreement with Industrial Bank Co., Ltd., Nanchang Branch, or Nanchang Industrial Bank, pursuant to which Jiangxi Jinko became jointly liable with Jiangxi Desun for Jiangxi Desun’s obligations to repay a RMB11.0 million (US$1.6 million) short-term bank borrowing due on March 28, 2009, as well as other expenses the lender may incur for collection of any amount overdue. As of June 30, 2010, such guarantee had been released. On June 13, 2009, Jiangxi Jinko entered into the Heji Loan Agreement with Heji Investment for loans with an aggregate principal amount of up to RMB100 million with a term of three years. We borrowed RMB50.0 million from Heji Investment under the Heji Loan Agreement. In September and October 2009, we and Heji Investment re-arranged our borrowings under the Heji Loan Agreement into entrusted loans with an aggregate principal amount of RMB50.0 million through Agricultural Bank of China. In connection with the Heji Loan Agreement, Heji Investment required Jiangxi Jinko to enter into a guarantee agreement with JITCL on May 31, 2009 for Heji Investment’s own payment obligations under its separate entrusted loan agreement with JITCL, under which JITCL extended a loan to Heji Investment in the principal amount of RMB50 million for a term of three years.

Before our acquisition of Zhejiang Jinko, Zhejiang Jinko had entered into the following guarantee agreements to guarantee the repayment obligations of third parties under their respective loan agreements:

•

On June 2, 2008, Zhejiang Jinko entered into a guarantee agreement with Industrial and Commercial Bank of China, Haining Branch, or Haining ICBC, pursuant to which Zhejiang Jinko became jointly liable with Zhejiang Jeans for Zhejiang Jean’s obligations to repay a long-term bank borrowing of up to RMB30 million (US$4.4 million) due on June 30, 2009. Zhejiang Jinko’s obligation under the guarantee agreement will expire on the second anniversary of the maturity of the loan. As of the date of this prospectus, such guarantee has been released.

•

On June 27, 2008, Zhejiang Jinko entered into a guarantee agreement with Haining Farmers Credit Association, pursuant to which Zhejiang Jinko became jointly liable with Haining Hongyang Group Co., Ltd. or Haining Hongyang, for Haining Hongyang’s obligations to repay a long-term loan of up to RMB20 million with Haining Farmers Credit Association due on December 10, 2009. Zhejiang Jinko’s obligation under the guarantee agreement will expire on the second anniversary of the maturity of the loan. As of the date of this prospectus, no amount is outstanding under this loan agreement.

•

On April 17, 2008, Zhejiang Jinko entered into a maximum guarantee agreement with Shanghai Pudong Development Bank, pursuant to which Zhejiang Jinko became jointly liable with Zhejiang Jeans for Zhejiang Jeans’ repayment obligations under a bank facility of up to RMB20 million from Shanghai Pudong Development Bank due on December 31, 2009. Zhejiang Jinko’s obligation under the guarantee agreement will expire upon the second anniversary of the maturity of each loan under this bank facility. As of the date of this prospectus, such guarantee has been released.

•

On February 17, 2009, Zhejiang Jinko entered into a guarantee agreement with Jiaxing Commercial Bank, Haining Branch, or Jiaxing Commercial Bank, pursuant to which Zhejiang Jinko became jointly liable with Zhejiang Jeans Industry Co., Ltd. or Zhejiang Jeans, for Zhejiang Jean’s obligations to repay up to RMB3.35 million under a bank acceptance bill with Jiaxing Commercial Bank. As of the date of this prospectus, no amount is outstanding under the bank acceptance bill.

•

On June 5, 2009, Zhejiang Jinko entered into a guarantee agreement with Jiaxing Commercial Bank, pursuant to which Zhejiang Jinko became jointly liable with Zhejiang Jeans for Zhejiang Jean’s obligations to repay up to RMB5.00 million under a bank acceptance bill with Jiaxing Commercial Bank. As of the date of this prospectus, no amount is outstanding under the bank acceptance bill.

We have no other outstanding financial guarantees or other commitments to guarantee the payment obligations of our related parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us. We have not entered into nor do we expect to enter into any off-balance sheet arrangements.

Inflation

Since our inception, inflation in China has not materially impacted our operations. The consumer price index in China increased 4.8% and 5.9% for years ended December 31, 2007 and 2008 respectively, decreased 0.7% for year ended December 31, 2009, and increased 2.6% for the six months ended June 30, 2010, according to the National Bureau of Statistics of China. Inflation could affect our business in the future by, among other things, increasing the cost of our production inputs and borrowing costs, and affecting the value of financial instruments. See “Risk Factors — Risks Related to Doing Business in China — Price inflation in China could erode some of the advantages of operating in a relatively low-cost jurisdiction such as China, which could negatively affect our competitive advantages and our results of operations.”

Quantitative and Qualitative Disclosures about Market Risks

Commodity Price Risk

The major raw materials used in the production of our products include virgin polysilicon and recoverable silicon materials. Our average purchase price of recoverable silicon materials increased by 53.9% from 2007 to 2008, decreased by 76.7% from 2008 to 2009 and further decreased by 7.2% in the six months ended June 30, 2010 compared to December 31, 2009. Our average purchase price of virgin polysilicon decreased by 14.7% from 2007 to 2008, by 72.4% from 2008 to 2009 and further decreased by 28.7% in the six months ended June 30, 2010 compared to December 31, 2009. Our financial performance is affected by fluctuations in the prices of these raw materials, which are influenced by global as well as regional supply and demand conditions. Up to mid-2008, an industry-wide shortage of virgin polysilicon which is the basic raw material for all crystalline silicon solar power products and semiconductor devices, coupled with rapidly growing demand from the solar power industry, caused rapid escalation of virgin polysilicon prices and an industry-wide silicon shortage. However, in the second half of 2008 and first half of 2009, industry demand for solar power products was seriously affected by the global economic crisis and credit market contraction. According to Solarbuzz, weakened polysilicon demand from the semiconductor industry beginning in the third quarter of 2008 caused polysilicon manufacturers to become increasingly dependent on demand from the solar industry in 2008 and through the first half of 2009 as the global economic crisis continued. At the same time, global silicon feedstock manufacturing capacity experienced a significant expansion in 2008 as a result of increases in capacity by polysilicon manufacturers. By the fourth quarter of 2008, declines in both solar and semiconductor markets led to significantly reduced demand for polysilicon feedstock. As a result, the market prices of virgin polysilicon and downstream solar power products were further depressed. Because recoverable silicon materials are used as a substitute for virgin polysilicon and such materials require processing before they are suitable for use in the production process, prices of recoverable silicon materials, which are generally priced at a discount to virgin polysilicon, also declined in the fourth quarter of 2008 and the first half of 2009. During the second half of 2009 and first half of 2010, the prices of both virgin polysilicon and recoverable silicon materials had substantially stabilized. However, according to PCSPI, spot prices of virgin polysilicon rose during the third quarter of 2010.

In addition, we have entered into a long-term virgin polysilicon supply agreement with Hoku with a total purchase price of US$106 million for virgin polysilicon to be delivered from 2010 to 2019. Prices under this contract are fixed with declining annual prices over the contract’s nine-year term. As a result, we are exposed to the risk that future spot market price of virgin polysilicon may fall below the contract prices. The average of the contract prices under the supply contract with Hoku over the term of the contract is below the September 2010 spot market index price as reflected in the PCSPI. We historically have not entered into any commodity derivative instruments to hedge the potential commodity price changes. Moreover, our greater reliance on virgin polysilicon in the future may increase our costs compared to what such costs would have been had we maintained our historical proportions of recovered silicon materials to virgin polysilicon. See “Risk Factors — Risks Related to Our Business and Our Industry — Volatility in the prices of silicon raw materials makes our procurement planning challenging and could have a material adverse effect on our results of operations and financial condition.”

Foreign Exchange Risk

Our sales in China are denominated in Renminbi and our costs and capital expenditures are also largely denominated in Renminbi. Our export sales are generally denominated in U.S. dollars and we also incur expenses in foreign currencies, including U.S. dollars, Japanese Yen and Euros, in relation to the procurement of silicon materials, equipment and consumables such as crucibles. In addition, we have outstanding debt obligations, and may continue to incur debts from time to time, denominated and repayable in foreign currencies. Accordingly, any significant fluctuations between the Renminbi and the U.S. dollar and other foreign currencies including Japanese Yen and Euro could expose us to foreign exchange risk. In addition, as we expand our sales to major export markets, we expect our foreign exchange exposures will increase. We have entered into foreign-exchange forward contacts with certain local banks to reduce volatility in our economic value caused by foreign currency fluctuations. These contracts are not designated as hedges and are marked to market at each reporting date, with changes in fair value recognized in the consolidated statements of operations. As of June 30, 2010, our foreign-exchange forward contracts had a total notional value of US$308 million and EUR68.6 million. These contracts mature between one to eighteen months. To determine fair value of these contracts, we used a discounted cash-flow methodology to measure fair value, which required inputs such as interest yield curves and foreign exchange rates. We had a non-cash gain relating to change in fair value of foreign-exchange forward contracts recognized in earnings of RMB74.6 million (US$11.0 million) for the six months ended June 30, 2010. However, we cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future in relation to unhedged foreign currency exposure or loss on our hedging instruments. In addition, we make advance payments in U.S. dollars to overseas silicon raw material suppliers, and from time to time, we may incur foreign exchange losses if we request our suppliers to return such advance payments due to changes in our business plans. In 2008, we incurred foreign exchange losses of approximately RMB5.0 million as one third-party supplier returned our U.S. dollar advance payments which depreciated against the Renminbi in 2008.

As a result, the value of your investment in our ADSs will be primarily affected by the foreign exchange rate between U.S. dollars and Renminbi. To the extent we hold assets denominated in U.S. dollars, including the net proceeds we receive from this offering, any appreciation of the Renminbi against the U.S. dollar could result in a change to our statement of operations and a reduction in the value of our U.S. dollar denominated assets. On the other hand, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of ADSs. See “Risk Factors — Risks Related to Our Business and Our Industry — Fluctuations in exchange rates could adversely affect our results of operations.”

Interest Rate Risk

Our exposure to interest rate risks relates to interest expenses incurred in connection with our short-term and long-term borrowings, and interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. As of June 30, 2010, our total outstanding interest- bearing RMB-denominated borrowings were RMB983.6 million (US$145.0 million) with a weighted average interest rate of 5.12% per annum. In addition, as of June 30, 2010, we had outstanding short-term loans of RMB54.3 million denominated and payable in Euro with a weighted average interest rate of 2.72% per annum, RMB39.2 million denominated and payable in U.S. Dollars with a weighted average interest rate of 3.07% per annum, RMB15.1 million denominated and payable in Japanese Yen with a weighted average interest rate of 3.05% per annum and RMB14.2 million denominated and payable in Swiss Franc with a weighted average interest rate of 2.17% per annum. We have not used any derivative financial instruments to manage our interest rate risk exposure due to lack of such financial instruments in China. Historically, we have not been exposed to material risks due to changes in interest rates; however, our future interest income may decrease or interest expenses on our borrowings may increase due to changes in market interest rates. We are currently not engaged in any interest rate hedging activities.

Recent Accounting Pronouncements

Recent accounting pronouncements

In January 2010, the FASB issued an accounting standard update on improving disclosures about fair value measurements. The updated guidance amends existing disclosure requirements by adding required disclosures about items transferring into and out of Levels 1 and 2 in the fair value hierarchy; adding separate disclosures about purchase, sales, issuances, and settlements relative to Level 3 measurements; and clarifying, among other things, the existing fair value disclosures about the level of disaggregation. This update is effect for fiscal years beginning after December 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and guidance did not result in any material impact on our condensed consolidated financial statements for the six months ended June 30, 2010. We do not expect the adoption of the amended disclosure requirement related to Level 3 measurement will have a material impact on our financial statement.

OUR INDUSTRY

Introduction

Solar power has emerged as one of the most rapidly growing renewable energy sources. Through a process known as the photovoltaic, or PV, effect, electricity is generated by solar cells that convert sunlight into electricity. In general, global solar cell production can be categorized by three different types of technologies, namely, monocrystalline silicon, multicrystalline silicon and thin-film technologies. Crystalline silicon accounted for 81.8% of solar cell production in 2009, according to Solarbuzz, an independent international solar energy consulting company, compared to 18.2% for thin-film-based solar cells.

Although PV technology has been used for several decades, the solar power market grew significantly only in the past several years. According to Solarbuzz, the world PV market, defined as the total MW of modules delivered to installation sites, grew from 6,080 MW in 2008 to 7,300 MW in 2009, an increase of over 20%, while the CAGR over the last five years reached 50%, from 1,460 MW in 2005 to 7,300 MW in 2009. According to Solarbuzz, under the “Balanced Energy” forecast scenario, the lowest of three forecast scenarios, the world PV market is expected to reach a record 12,200 MW in 2010. Solarbuzz also expects the world PV market to reach 17,400 MW in 2014, representing a CAGR of 19.0% from 2010 to 2014.

Source:	Solarbuzz — Marketbuzz, 2008, 2009 and 2010.

Key Growth Drivers

We believe the following factors have driven and will continue to drive the growth of the solar power industry:

Advantages of Solar Power

Solar power has several advantages over both conventional and other forms of renewable energy:

•

Reduced Dependence on Finite Conventional Energy Sources.  As existing conventional energy reserves become depleted or exhausted, the prices of oil, gas and coal will continue to rise. Unlike these fossil fuels, solar energy has no fuel price volatility or supply constraints. In addition, because solar power relies solely on sunlight, it does not present similar delivery risks associated with fossil or nuclear fuels. Although the amount and timing of sunlight varies over the day, season and year, a properly sized and configured system can be designed for high reliability while supplying electricity on a long-term, fixed-cost basis.

•	Environmental Friendliness. As one of the cleanest sources of energy, solar power can generate electricity without air or water emissions, noise, vibration or waste generation.

•

Peak Energy Use Advantage.  Solar power is well-suited to match peak energy needs, such as when electricity demand peaks in the summer during maximum sunlight hours. In addition, unlike hydroelectric and wind power, solar power is not restricted by seasonal availability.

•

Modularity, Scalability and Flexible Location.  As the size and generating capacity of a solar system are a function of the number of solar modules installed, solar power products can be deployed in many different sizes and configurations to meet specific customer needs. Moreover, unlike other renewable energy sources such as hydroelectric and wind power, solar power can be installed and utilized wherever there is sunlight and directly where the power will be used. As a result, solar power limits the costs of and energy losses associated with transmission and distribution from large-scale electric plants to end users.

•

Reliability and Durability.  Without moving parts and the need for regular maintenance, solar power systems are among the most reliable and durable forms of electricity generation. Accelerated aging tests have shown that solar modules can operate for at least 25 to 30 years without requiring major maintenance.

Long-term Growth in Demand for Alternative Sources of Energy

Prior to mid-2008, global economic development resulted in strong energy demand, while depletion of fossil fuel reserves and escalating electricity consumption caused electricity prices to rise significantly, highlighting the need to develop technologies for reliable and sustainable electricity generation. Solar power offers an attractive means of power generation without relying extensively on fossil fuel reserves and has become a rapidly growing source of renewable energy compared to other sources such as biomass, geothermal, hydroelectric, nuclear and wind power generation. We expect the importance of solar power as an alternative source for global energy generation to continue to increase rapidly in the long term despite the negative impact of the global economic crisis and credit market contraction and their lingering effect on certain economies.

Government Incentives for Solar Power

The use of solar power has continued to grow in countries where governments have implemented renewable energy policies and incentives to encourage the use and accelerate the development of solar power and other renewable energy sources. For example, countries such as Germany, Spain, Japan, the United States, Italy, the Czech Republic, Belgium and China have offered various types of financial incentives in the form of capital cost subsidies, feed-in tariffs, net metering, tax credits and other incentives to end-users, distributors, system integrators and manufacturers of solar power products. International environmental protection initiatives, such as the Kyoto Protocol for the reduction of overall carbon dioxide and other gas emissions, have also created momentum for government incentives encouraging solar power and other renewable energy sources.

The following table sets forth a summary of recent changes in the key government incentive programs of selected PV markets:

Country	2009 PV Market(1)	Change in 2009 Market Compared to 2008 Market(1)	Incentive programs
Belgium	273 MW	446.0%

•Regionally administered schemes that provide net-metering benefits as well as person income tax deductions and corporate tax deductions on profits derived from net-metering

•Trading scheme for renewable energy certificates

China	208 MW	494.3%	•National and regional subsidy programs consisting of rebates, tax incentives and soft loans •Experimentation with a limited feed-in tariff system

Czech Republic	440 MW	700.0%	•Feed-in tariff system with a guaranteed remuneration period of 20 years •Green bonus scheme for PV system operators who sell directly to electricity customers or dealers

Germany	3,870 MW	108.6%

•Adoption of a feed-in tariff system in 2000 with feed-in tariff rates that decline annually according to a schedule subject to adjustments to achieve target growth rates

•Introduction in January 2009 of faster tariff decline rates and a flexible tariff system linking feed-in tariff rates to the achievement of certain market targets

•Beginning July 2010, reductions of 11% to 16% to feed-in tariff rates and the abolishment of funding for certain types of PV systems and, beginning October 2010, a further 3% reduction to feed-in tariffs

Italy	620 MW	72.0%

•Feed-in tariff rate system with rates that vary depending on the size and type of the PV system and a net metering option for smaller PV systems. Tariffs are updated every other year and capped at a cumulative installation of 1,200 MW

Japan	477 MW	107.4%	•Reinstatement of a subsidy for residential PV system installations in January 2009 •Introduction of a ten-year net feed-in tariff system in November 2009

Spain	98 MW	-96.0%

•Implementation of significant policy and regulations changes, including tariff rate reductions and installation caps, in September 2008

•Announcement that feed-in tariff rates will be reduced by as much as 45% for certain types of PV systems, including a proposal to introduce retroactive reductions to solar subsidy

United States	485 MW	35.9%

•Eight-year extension of a federal tax credit program that was set to expire at the end of 2008

•Introduction of a grant program under the American Recovery and Reinvestment Act and a loan guarantee program in 2009

•Allocation of federal funding to states, including states with existing subsidy programs, to carry out their clean energy programs

(1)	Source: Solarbuzz — Marketbuzz, 2009 and 2010.

To promote the use of renewable energy in China, the PRC government requires power grid companies to purchase all the power produced by renewable energy generators or face a fine. In addition, to support the demonstration and the promotion of solar power application in China, the Ministry of Finance promulgated interim measures that provided subsidies for solar power systems that are integrated into buildings.

Under the Golden Sun Demonstration Program announced by the PRC government in July 2009, the PRC government will provide, up to 20 MW of PV projects per province, a subsidy representing 50% to 70% of the cost of key equipment in qualifying PV systems. The program is designed to industrialize and expand the scale of China’s solar power industry.

Nonetheless, the lack of implementation details for recent incentive schemes released by PRC government authorities may cause demand for PV products, including our products, not to grow as rapidly as we expect, if at all. In addition, political changes in a particular country could result in significant reductions or eliminations of subsidies or economic incentives, and the effects of the recent global financial crisis may affect the fiscal ability of governments to offer certain types of incentives, such as tax credits. A significant reduction in the scope or discontinuation of government incentive programs, especially those in China and our target major export markets, could cause demand for our products and our revenues to decline, and have a material adverse effect on our business, financial condition, results of operations and prospects.

Decreasing Costs of Solar Energy

Solar energy has become an attractive alternative energy source because of narrowing cost differentials between solar energy and conventional energy sources due to market-wide decreases in the average selling prices for solar power products driven by lower raw materials costs and increased production efficiencies. According to the Solarbuzz “Balanced Energy” forecast scenario, the lowest of three different scenarios, the average price of PV modules is expected to decrease from US$2.52 per watt in 2009 to US$1.52 per watt in 2014. In addition, the recent sharp declines in market prices of polysilicon, a key raw material in crystalline silicon-based solar power products, have made crystalline silicon technology more competitive relative to technologies that are less dependent on polysilicon, such as thin film.

Key Challenges for the Solar Power Industry

In spite of the benefits of solar power, the industry must overcome the following challenges to achieve widespread commercialization and use.

High Cost of Solar Power Compared with Other Sources of Energy

Despite rising costs of conventional energy and declining costs of generating electricity through photovoltaic means in recent years, solar power generation is still more expensive compared to conventional power generation. To address this issue, the solar power industry must seek to reduce the price per watt of solar energy for the consumer by lowering manufacturing and installation costs and finding ways to increase the conversion efficiency rate of solar power products. We believe that, as the gap narrows between the cost of electricity generated from solar power products and the cost of electricity purchased from conventional energy sources, solar power will become increasingly attractive to consumers and demand for solar power will increase in the future.

Continuing Reliance on Government Subsidies and Incentives

The current growth of the solar power industry substantially relies on the availability and size of government subsidies and economic incentives in the form of capital cost subsidies, feed-in tariffs, net metering, tax credits and other incentives. Governments may eventually decide to reduce or eliminate these subsidies and economic incentives. For instance, the governments of Germany, Spain and Italy have decided to significantly reduce the feed-in tariffs available to solar power projects. The uncertainty of such decisions, as well as the possible elimination of favorable policies, may make it difficult for some solar companies to plan future projects, which may not be financially feasible without such incentives. As such, it remains a challenge for the solar power industry to reach sufficient scale to be cost-effective in a non-subsidized marketplace.

Need to Promote Awareness and Acceptance of Solar Power Usage

Increasing promotion efforts for solar power products are needed to increase customers’ awareness and acceptance of solar power as well as the implementation of innovative technologies and designs to make solar power systems more suitable for commercial and residential users.

Recent Trends in Solar Power Product Prices

Up to mid-2008, an industry-wide shortage of virgin polysilicon, the basic raw material for all crystalline silicon solar power products and semiconductor devices, coupled with strong demand growth from both the solar power industry and the semiconductor industry, caused virgin polysilicon prices to escalate. This rise in polysilicon costs had created strong incentives for producers of solar power products to enter into long-term polysilicon supply contracts, and to seek alternative sources of silicon, such as recoverable silicon materials, to mitigate polysilicon price and supply risks. Because prices for silicon wafers, solar cells and solar modules, as well as intermediate products such as recovered silicon materials and silicon ingots, are affected by the price of polysilicon, during the same period the prices of silicon wafers and intermediate products also rose significantly.

However, in the second half of 2008 and the first half of 2009, industry demand was seriously affected by the global economic crisis and credit market contraction. According to Solarbuzz, weakened polysilicon demand from the semiconductor industry beginning in the third quarter of 2008 increased the dependence of polysilicon manufacturers on demand from the solar power industry as the global economic crisis continued. At the same time, global silicon feedstock manufacturing capacity experienced a significant expansion in 2008 as polysilicon manufacturers installed new capacity, which further reduced the market prices of virgin polysilicon and downstream solar power products. Solarbuzz reported that the number of silicon feedstock manufacturers increased from 38 companies in 2007 to 56 companies in 2008 and further to 71 companies in 2009. By the fourth quarter of 2008, declines in both solar and semiconductor markets led to significantly reduced demand for silicon feedstock. As a result, the market prices of virgin polysilicon and downstream solar power products were further depressed. Similarly, the prices of silicon wafers, solar cells and solar modules, as well as intermediate products likewise fell significantly. The sharp fall in prices throughout the polysilicon-based solar power value chain caused solar power companies to seek price reductions in their inputs to manage pressures on their margins. The result was widespread renegotiation of long-term supply contracts to amend prices and volumes, or to change fixed price contracts to variable price contracts. In addition, because recoverable silicon materials can be used as a substitute for virgin polysilicon, prices of recoverable silicon materials, which are generally priced at a discount to virgin polysilicon, were also negatively affected.

Despite the contraction in demand for solar power products during the second half of 2008 and the first half of 2009, we believe that demand for solar power products has recovered significantly in response to a series of factors, including the recovery of the global economy, the implementation of incentives policies for renewable energy including solar power, and the increasing availability of financing for solar power projects. The prices of solar power products stabilized during the first nine months of 2010. We believe that demand for solar power products will continue to grow rapidly in the long term as solar power becomes an increasingly important source of renewable energy.

The following charts set forth the PCSPI for contract and spot prices of virgin polysilicon from September 2009 to September 2010:

Source:	Photon Consulting, LLC — Silicon Price Index, 2010

The Solar Power Value Chain

The crystalline silicon-based solar power manufacturing value chain starts with processing quartz sand to metallurgical-grade silicon. The material is further purified to semiconductor-grade or solar-grade polysilicon feedstock. Recoverable silicon materials acquired from semiconductor and solar power industries, such as integrated circuit scraps, partially-processed and broken silicon wafers, broken solar cells, pot scraps, silicon powder, ingot tops and tails, and other off-cuts, can also be used as feedstock. Most recoverable silicon materials sourced from the semiconductor industry are of higher purity than solar-grade recoverable silicon materials. However, the use of recoverable silicon materials increases the difficulty of producing silicon ingots with quality similar to those made from virgin polysilicon, and advanced technologies are required to produce silicon ingots from recovered silicon materials, which come in varying grades.

Feedstock is melted in high temperature furnaces and is then formed into silicon ingots through a crystallization process. Using less virgin polysilicon and more recovered silicon materials to manufacture ingots results in lower overall cost of raw materials. Silicon ingots are cut into blocks and then further cut into silicon wafers using high precision techniques, such as wire sawing technologies. Silicon wafers are manufactured into solar cells through a multiple step manufacturing process that entails etching, doping, coating and applying electrical contacts. Solar cells are then electrically interconnected and laminated in durable and weather-proof packages to form solar modules, which together with system components such as batteries and inverters, are installed as solar power systems.

The following diagram illustrates the value chain for the manufacture of crystalline silicon-based solar power products:

Thin-film technologies received increasing attention over the last few years due to higher silicon prices. Such technologies require little or no silicon in the production of solar cells and modules and are therefore less susceptible to increases in costs of silicon. Thin-film solar products involve lower production costs and are lighter in weight than crystalline silicon-based solar cells; however, the conversion efficiencies of thin-film based solar cells are comparatively lower.

Silicon Wafer Production

There are two primary silicon wafer technologies: monocrystalline silicon technology and multicrystalline silicon technology. Monocrystalline-based solar power products are more expensive to produce than multicrystalline-based solar power products of similar dimensions but achieve higher conversion efficiencies.

•

Monocrystalline silicon wafers are produced by cutting monocrystalline silicon ingots. Due to the uniform properties associated with the use of single crystals, the conductivity of electrons in monocrystalline silicon is optimized, thus yielding higher conversion efficiencies. China offers a competitive advantage for monocrystalline wafer production because of low labor and consumable costs.

•

Multicrystalline silicon wafers are produced by cutting multicrystalline silicon ingots. Multicrystalline silicon consists of numerous smaller crystals and generally contains more impurities and crystal defects that impede the flow of electrons relative to monocrystalline silicon. While this results in lower energy conversion efficiency, producing multicrystalline- based solar power products involves less labor and lower quality silicon feedstock compared to production of monocrystalline-based solar power products of similar dimensions.

The surface area of silicon wafers is another key factor in determining how much incident light can be absorbed and converted into electricity. To reduce manufacturing costs and increase output, silicon wafer manufacturers strive to reduce the thickness of silicon wafers without reducing the surface area as the production of thinner wafers uses less silicon per unit.

The expansion of manufacturing capacity for silicon wafers depends on secure supply of raw materials and key silicon wafer manufacturing equipment, such as wire saws.

Solar Cell Production

According to Solarbuzz, from 2005 to 2009, crystalline silicon cell manufacturing capacity grew at a CAGR of 60.2% per year. At the end of 2009, global cell manufacturing capacity reached 16,800 MW, representing an increase of 48% from 2008.

According to Solarbuzz, the global center of cell production has shifted from Japan to China and Taiwan, with China and Taiwan becoming the largest players in global solar cell production in 2009. In addition, PRC and Taiwanese cell manufacturers rose from 44% of global cell production in 2008 to 49% in 2009, ahead of both Europe and Japan. Cell production in China and Taiwan increased to approximately 4,540 MW in 2009 from less than 185 MW in 2005.

Source:	Solarbuzz — Marketbuzz, 2010.

Solar Module Production

The shift towards increasing manufacturing dominance by China and Taiwan is as evident for modules as it is for wafers and cells, according to Solarbuzz. Global crystalline silicon module manufacturing capacity increased by 71% from 2008 to 21,340 MW in 2009, more than half of which was in China and Taiwan, while Europe, Japan and the United States represented approximately 21%, 4% and 2% of the global crystalline module manufacturing capacity, respectively.

Source:	Solarbuzz — Marketbuzz, 2010.

In addition, Solarbuzz data indicates that the conversion efficiency rates for crystalline silicon modules increased by an average of 2.0% per year from 2005 to 2009, with monocrystalline and multicrystalline modules achieving an average conversion efficiency rate of 15.4% and 14.2%, respectively, in 2009.

BUSINESS

Overview

We are a fast-growing vertically integrated solar power product manufacturer with low-cost operations based in Jiangxi Province and Zhejiang Province in China. We have built a vertically integrated solar product value chain from recovered silicon materials to solar modules. Our principal products are solar modules, silicon wafers and solar cells. We have been successful in making solar modules our largest revenue contributor. We sell our products in major export markets and in China.

As of September 30, 2010, our solar module production capacity was 450 MW, and we expect to increase our capacity to 600 MW by December 31, 2010. Our solar module production, which consists of both monocrystalline and multicrystalline modules, is supported by our solar cell and silicon wafer operations, which had production capacity of 300 MW and 600 MW, respectively, as of September 30, 2010. We plan to increase solar cell and module production capacity to 600 MW by December 31, 2010, so as to achieve full vertical integration along all segments of the solar value chain.

We sell our modules under our own brand “JinkoSolar” as well as on an OEM basis. All of our modules sold in Europe are CE certified and TÜV certified, and all of our modules sold in the United States are UL certified. Our customers for solar modules include distributors, project developers and system integrators. We believe that our product quality is demonstrated by the fact that JinkoSolar modules have also been selected for utility-scale project-financed installations.

We have established subsidiaries in Germany and the United States to conduct sales, marketing and brand development for our products in the European and North American markets, and we intend to establish similar subsidiaries in other major markets to expand our customer base and market penetration. As of June 30, 2010, we had an aggregate of approximately 300 customers for our solar modules, solar cells and silicon wafers from China, Germany, Hong Kong, India, Italy and other countries and regions.

Historically we sold primarily recovered silicon materials, silicon ingots and silicon wafers. Commencing in 2009, we began to sell solar cells and solar modules. During the six months ended June 30, 2010, our product sales primarily consisted of solar modules, silicon wafers and solar cells. As we continue to increase the degree of vertical integration of our operations and expand our module production, we expect that our sales of solar modules will further increase and our sales of wafers and cells will correspondingly decline as we use a greater proportion of these products for our in-house module production.

We believe that demand for solar power products will continue to grow rapidly as solar power becomes an increasingly important source of renewable energy. To take advantage of the opportunity created by expected industry growth, we plan to further increase our annual solar cell and solar module production capacity to approximately 600 MW each by the end of 2010 and we expect to achieve a fully vertically integrated solar module production capacity of 1 GW by the end of 2011.

We capitalize on our vertically integrated platform and low-cost manufacturing capability in China to produce quality products at competitive costs. In addition, the choice of Shangrao and Haining, China for our manufacturing bases provides us with convenient and timely access to key resources and conditions as well as our customer base to support our rapid growth and low-cost manufacturing operations. We also believe that our ability to source large volumes of recoverable silicon materials, treat such materials with our proprietary process technologies and use them in our production process according to formulas developed in-house provides us with a cost advantage over competitors who rely primarily on more expensive virgin polysilicon for their production.

We have achieved sustained and profitable growth since our inception in June 2006, although during the year ended December 31, 2009, our sales and net income were materially and adversely affected by the global economic crisis and credit market contraction. Our revenues were RMB709.2 million for the year ended December 31, 2007, RMB2,183.6 million for the year ended December 31, 2008, RMB1,567.9 million

(US$231.2 million) for the year ended December 31, 2009 and RMB1,449.5 million (US$213.7 million) for the six months ended June 30, 2010, respectively. We had net income of RMB76.0 million, RMB218.7 million, RMB85.4 million (US$12.6 million) and RMB254.1 million (US$37.5 million), respectively, for the years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2010.

Our Competitive Strengths

We believe that the following strengths enable us to compete successfully in the solar power industry:

We have developed a vertically integrated manufacturing platform.

Since our inception in June 2006, we have developed an integrated production process covering the processing of recoverable silicon materials into recovered silicon materials and manufacturing of silicon ingots, silicon wafers, solar cells and solar modules. We believe that our vertically integrated manufacturing platform provides a more efficient production process, shorter product development and production cycles, better control over quality and lower costs compared to less vertically integrated solar power companies, which allows us to benefit from increased margins. As of September 30, 2010, we had increased our production capacity for silicon wafers, solar cells and solar modules to 600 MW, 300 MW and 450 MW, respectively. We believe that as our degree of vertical integration increases, we will be better able to capture profit at each stage of the solar power industry value chain and withstand, or capitalize on, the fluctuating profit margins of products at different stages of the solar power industry value chain. While the profit margins of products in the solar power industry value chain may vary and change, we believe we are well positioned to maintain or improve our overall profit margin relative to many of our competitors that produce only a limited range of solar power products.

We have been able to build an increasingly diversified, high-quality customer base.

As of June 30, 2010, we had an aggregate of approximately 300 silicon wafer, solar cell and solar module customers from China, Germany, Hong Kong, India, Italy, Taiwan, Belgium, the Netherlands, Australia and Britain and other countries or regions. We have entered into major sales contracts in the aggregate of more than 600 MW of solar modules with 11 customers, two of which are subsidiaries of Tozzi Holding S.r.l., or Tozzi Holding, from 2010 to 2011. Our module customers include leading players in the solar power industry such as IBC Solar AG, or IBC, Enfinity Asia Pacific Limited, or Enfinity, Up Solar Co., Ltd., or Up Solar, SAINT-GOBAIN Building Distribution GmbH, or SAINT-GOBAIN, Tozzi Sud SpA, or Tozzi Sud, Fire Energy, S.L., or Fire Energy, and TRE Tozzi Renewable Energy, or TRE Tozzi. To achieve rapid expansion of our sales channels and broad market penetration, we sell our solar modules through our overseas subsidiaries and sales agent, to distributors as well as directly to project developers and system integrators. We have been able to build an expanding customer base for our solar modules with our growing presence in Europe, Asia and North America since we began producing solar modules in August 2009. The quality of our products and after-sales services has helped us retain existing customers and develop new customer relationships.

Our ability to provide high-quality products enables us to increase our sales and enhance our brand recognition.

We have made significant efforts to continuously improve the quality of our products. Since we commenced our operations in June 2006, we have developed substantial expertise in manufacturing solar power products. Leveraging this expertise, we have improved our production equipment, developed proprietary know-how and technology for our production process and implemented strict quality control procedures in our production process. We operate in accordance with ISO 9001 quality management standards and have received CE and TÜV certifications for all of our modules sold in Europe and UL certifications for all modules sold in the United States. Our experience and capability in producing high quality silicon ingots and silicon wafers enable us to provide high quality solar cells and solar modules and further broaden our customer base. Our solar modules were selected by TRE Tozzi Renewable Energy, or TRE Tozzi, a large Italian industrial group, for its 35 MW on-grid solar power generating plant in Ravenna, Italy, after completing a comprehensive technical audit on our facilities, product quality and product performance in connection with the long-term project financing. This utility-scale solar power project is financed by an approximately €80 million loan facility from a syndicate of three leading Italian banks, and is scheduled for commissioning in December 2010. We believe that the selection of our products for this project is a demonstration of our product quality and financial strength to support our warranties. The high quality of our products has helped us enhance our brand name recognition among our customers and in the industry.

We have been able to rapidly grow our production capacity in a cost-efficient manner.

Notwithstanding our limited access to capital during the global economic crisis, we have been able to rapidly grow our production capacity of silicon wafers from 185 MW as of December 31, 2008 to 600 MW as of September 30, 2010; in addition, we have been able to rapidly grow our production capacity of solar cells from 150 MW as of December 31, 2009 to 300 MW as of September 30, 2010; and of solar modules from 15 MW as of December 31, 2009 to 450 MW as of September 30, 2010. Further, we continue to focus on reducing our production costs by improving solar cell conversion efficiency and enhancing manufacturing yields.

Our choice of Shangrao and Haining, China for our manufacturing bases provides us with convenient and timely access to key resources and conditions to support our rapid growth and low-cost manufacturing operations, including low-cost land, labor and utilities, which has become an increasingly important cost advantage as the proportion of silicon materials cost to our total cost of revenue decreases. As a fast-growing manufacturing company located in the Shangrao Economic Development Zone, we have received support from the local government in terms of priority supply of electric power and ready access to land in the Economic Development Zone. The close proximity of our facilities in Shangrao to the nearby provinces of Zhejiang and Jiangsu, where many of our customers and suppliers are located, provides convenient and timely access to raw materials and transportation of our products to customers. Our choice of Haining as manufacturing base for solar cells provides us with close proximity to our major customers for solar cells located in the Yangtze River Delta and easy access to research and engineering talents and skilled labor at competitive cost, which is important to our cell manufacturing operations.

We meet a significant portion of our silicon material requirements through use of recovered silicon materials, which enables us to reduce our overall silicon raw material costs and improve our product quality and yield rate.

Recovered silicon materials cost less than virgin polysilicon. In addition, using recovered silicon materials together with virgin polysilicon in the production process can improve product quality and increase yield. Since inception, we have developed significant expertise and scale in the treatment of recoverable silicon materials. We purchase pre-screened recoverable silicon materials from our suppliers, including Hexing, which are then delivered to our facilities for chemical treatment, cleaning and sorting into recovered silicon materials. We believe that our proprietary process technologies, including chemical formulas for cleaning and know-how, allow us to process and use a broad range of recoverable silicon materials in a greater proportion than most of our competitors, enabling us to reduce our overall silicon raw material costs and improve our product quality and yield rate. Recoverable silicon materials accounted for 98.6%, 87.0%, 51.4% and 42.4% of our total silicon raw material purchases by value in 2007, 2008 and 2009 and the six months ended June 30, 2010, respectively. We believe this provides us with a cost advantage over our competitors who rely primarily on more expensive virgin polysilicon or purchase recovered silicon materials, and a quality advantage through our utilization of high-purity semi-conductor grade recoverable silicon materials in greater proportions than most of our competitors.

Our efficient, state-of-the-art production equipment and proprietary process technologies enable us to enhance our productivity.

We procure our monocrystalline and multicrystalline ingot furnaces, wire saws and other major equipment items including those for production of solar cells and modules from leading PRC and international vendors, including vendors in Japan and the United States. Based on our proprietary know-how and technologies, we have made improvements to equipment purchased from these vendors, including improvements to facilitate the use of our furnace reloading technology and wafer-cutting process technology. Our furnace reloading technology enables us to increase the size of our ingots while lowering our unit production costs by increasing the production output of our furnaces and reducing unit costs of consumables, such as crucibles and argon, and utility costs. We have improved our high-precision wire squarers and squaring techniques, which allows us to reduce the sizes of ingot tops, tails and other off-cuts during the squaring process, thus increasing the sizes of ingot blocks available to be cut into wafers. In addition, we have also improved our wafer cutting wire saws and cutting techniques, which allows us to increase the number of quality conforming wafers produced from each ingot block, produce wafers with thickness of a high degree of consistency and improve the quality of wafers. Our sophisticated wire saws currently enable us to produce monocrystalline wafers with an average thickness of 170 microns and multicrystalline wafers with an average thickness of 180 microns, allowing us to reduce costs of silicon raw materials because less silicon is used to produce each MW of wafer products. In addition, we have developed proprietary process technologies and know-how that allow us to process and recover a broad range of recoverable silicon materials, including those that fall outside the customary range in relation to certain electrical characteristics, while ensuring the consistent quality of our products. We believe our advanced silicon materials recovery processes enable us to further lower our unit production costs.

We use automated production lines to produce solar cells, which enables us to achieve high efficiency and lower our cost. In addition, we have made comprehensive improvements to our solar cell production lines, production process, production management and quality control process, which has improved the conversion efficiency of our solar cells and the percentage of our solar cells that meet our quality criteria.

We use ten automated production lines in addition to our two manual production lines for the production of solar modules. Our automated solar module production lines consist of advanced equipment that we have procured from both overseas and domestic vendors, which enables us to reduce human error and labor cost, enhance efficiency and gain a competitive advantage over our competitors that do not use automated production lines.

We are led by a strong management team with demonstrated execution capabilities and ability to adapt to rapidly changing economic conditions.

We have a strong management team led by our chairman Mr. Xiande Li and chief executive officer Mr. Kangping Chen, with proven complementary experience in the solar industry, corporate management and development and execution of growth strategies. Mr. Xiande Li and Mr. Xianhua Li, founders of our company, have an aggregate of more than 14 years of experience in the solar industry. Mr. Kangping Chen has more than 15 years of experience in the management and operation of solar and other manufacturing businesses. Under their leadership, we have been able to quickly expand our business within approximately three years since our inception from processing of recoverable silicon materials in 2006, to production of monocrystalline ingots in 2007 and to production of monocrystalline wafers and multicrystalline ingots and wafers in 2008 and further to solar cells and solar modules in 2009. We have also been able to rapidly grow our production capacity in a cost efficient manner under the leadership of our management team. In addition, members of our management team have also demonstrated their ability to respond to the market changes promptly, which has enabled us to achieve sustained and profitable growth even at a time of economic uncertainty. From 2007 to 2008, our revenue grew by 207.9% while our net income increased by 226.8%. Under the leadership of our management team, we were able to operate profitably in 2009 notwithstanding the adverse impact of the recent global economic crisis and the credit market contraction on our business. Since demand for solar power products began to recover from the third quarter of 2009, our revenue and gross margin have increased substantially. In the six months ended June 30, 2010, our revenue reached RMB1,449.5 million (US$213.7 million) and our gross margin reached 25.7%. We believe that our management team possesses the insight, vision and knowledge required to effectively execute our growth strategy in the face of challenging economic conditions.

Our Strategies

In order to achieve our goal of becoming a leading vertically integrated supplier of solar modules, we intend to pursue the following principal strategies:

Further develop our vertically integrated business model and expand our production capacity.

We believe that our vertically integrated business model offers us significant advantages, particularly in areas of cost reduction and quality control, over our competitors that depend on third parties to source core product components. We plan to continue expanding our silicon wafer, solar cell and solar module manufacturing capacity to fully capitalize on the efficiencies of our vertically integrated production process. In order to achieve this goal, we have continued to expand our production capacity of silicon wafers, solar cells and solar modules in a coordinated fashion and aim to boost our target production capacity for each step of the value chain to 600 MW by the end of 2010 and 1 GW by the end of 2011. As of September 30, 2010, we have increased our production capacity for silicon wafers, solar cells and solar modules to 600 MW, 300 MW and 450 MW, respectively. Furthermore, as of September 30, 2010 we had terminated our four remaining long-term wafer sales contracts without penalties, which allows us to use a greater proportion of our wafer output in our own production processes and reduce our need to purchase wafers.

Continue to enhance our research and development capability with a focus on improving our manufacturing processes to reduce our average cost and improve the quality and efficiency of our products.

We believe that the continual improvement of our research and development capability is vital to maintaining our long-term competitiveness. Our research and development laboratory, which is located at our new expansion facilities in the Shangrao Economic Development Zone, focuses on enhancing the quality of our silicon wafers and solar modules, improving production efficiency and increasing the conversion efficiency of our silicon wafers and solar modules. We have entered into a one-year, automatically renewable cooperative agreement with Nanchang University in Jiangxi Province, China and established a joint photovoltaic materials research center on the campus of Nanchang University to focus on the improvement of our manufacturing processes and the research and development of new materials and technologies. The research center also provides on-site technical support to us and training for our employees. The research center has assisted us in improving the quality of our silicon wafer, including the conversion efficiency of our silicon wafers, as well as our silicon wafer production process. We incurred RMB16.9 million (US$2.5 million) of research and development expenses for the six months ended June 30, 2010, compared to RMB0.4 million for the six months ended June 30, 2009, as part of our program to further lower overall productions costs, increase the conversion efficiency rates of our products and improve product quality. We intend to continue to devote management and financial resources to research and development as well as to seek cooperative relationships with academic institutions to achieve these goals.

Expand our sales and marketing network and enhance our sales and marketing channels both in and outside China.

As we continue to diversify our product lines, we have successfully expanded our global marketing footprint. We have established a sales and marketing center in Shanghai, which provides us with convenient access to domestic and international sales channels due to the concentration of customers in the nearby provinces of Zhejiang and Jiangsu and Shanghai’s position as an international trading hub in China. In November 2009, in order to facilitate settlement of payments and our overseas sales and marketing efforts, as well as to establish our presence in major export markets, we established JinkoSolar International Limited in Hong Kong, an international commercial and financial center with easy access to major export markets. We began exporting a small portion of our products in May 2008 to Hong Kong, and have since expanded our sales to Taiwan, the Netherlands, Germany, the United States, India, Belgium, Singapore, Korea, France, Spain and Israel and other countries and regions. With our entry into the markets for solar cells and modules, we have successfully marketed our own branded products to end-users. In the six months ended June 30, 2010, sales of solar modules constituted 45.9% of our total revenue and most of our solar module sales are made in major export markets. We believe that this has increased and will continue to increase recognition of our brand domestically and internationally. As the market becomes increasingly competitive, we plan to increase our resources devoted to the expansion of our sales and marketing network and enhancing our sales and marketing channels. We plan to increase our sales and marketing efforts in strategic markets, such as Europe, Asia and North America to enhance our brand recognition in those markets. We have established subsidiaries in Germany and the United States to conduct sales, marketing and brand development for our products in the European and North American markets. We intend to establish similar subsidiaries in the other major markets to expand our customer base and market penetration. Furthermore, we plan to continue to devote significant resources to developing solar module customers and develop a stable end-user customer base through establishing diversified sales channels comprising project developers, system integrators, distributors and sales agents and diversified marketing activities, including advertising on major industry publications, attending trade shows and exhibits worldwide as well as providing high quality services to our customers.

Establish and strengthen our brand.

Since our inception, we have established a reputation for providing our customers with high quality solar power products at competitive prices. As we extend our product line downstream, expand our production capacity and increase our operation scale, we intend to establish a strong brand among our customers. To achieve this, we plan to take the following initiatives:

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continue to provide our customers with high quality products and services by further improving our manufacturing process, strengthening quality control and increasing the level of vertical integration;

•	establish and increase our brand awareness among major players in the solar industry by strengthening our marketing efforts and sales to such customers; and

•	extend our distribution network globally in a flexible and practical manner and establish our presence in key markets.

Diversify and strengthen our customer relationships while securing silicon raw material supplies at competitive cost.

We believe our ability to establish and maintain long-term customer relationships for our solar cells and solar modules is critical to our continued business development. We seek to enter into long-term sales contracts with flexible price terms with new and existing customers, which we believe will enable us to strengthen our customer relationships and establish a loyal and diversified customer base over time. We also believe that secure and cost-efficient access to silicon raw material supplies is critical to our future success. As such, we intend to further diversify our recoverable silicon material sources by entering into strategic relationships with both semiconductor and solar power companies in and outside China. We will continue to seek to optimize the allocation of our virgin polysilicon supply between spot market purchases and long-term supply contracts so as to procure virgin polysilicon at competitive costs while effectively managing the risks associated with the fluctuations in the prices of virgin polysilicon.

Our Products

We manufacture and sell monocrystalline and multicrystalline wafers, solar cells and solar modules. In accordance with our strategic plan of becoming a fully vertically integrated solar module producer, we have been successful in making sales of solar modules our largest revenue contributor in the six months ended June 30, 2010. Our product mix has evolved rapidly since our inception, as we have incorporated more of the solar power value chain through the expansion of our production capabilities and acquisition. We commenced:

•	processing and selling recoverable silicon materials in June 2006; and

•	manufacturing and selling:

•	monocrystalline ingots in August 2007;

•	monocrystalline wafers in March 2008;

•	multicrystalline ingots in June 2008;

•	multicrystalline wafers in July 2008;

•	solar cells in July 2009; and

•	solar modules in August 2009.

Commencing in 2009, we retain a substantial majority of our output of recovered silicon materials and silicon ingots for our own production of monocrystalline and multicrystalline wafers. As a result, a substantial majority of our revenues were derived from sales of silicon wafers, solar cells and solar modules in 2009 and the six months ended June 30, 2010. In addition, as of September 30, 2010, we had terminated our four remaining long-term wafer sales contracts, which will permit us to increase our vertical integration by using a greater proportion of our wafer output in our own production processes and reduce our need to purchase wafers. We believe that the change in our product mix has and will continue to enable us to capture the efficiencies of our increasingly vertically integrated production process. In addition, we have provided processing services for fees, such as silicon wafer tolling services, at the request of customers from time to time to optimize the utilization of our production capacity.

The following table sets forth details of the sales of our products and services for each of the periods indicated:

	For the Year Ended December 31,						For the Six Months Ended June 30,
	2007		2008		2009		2010
	Volume	Revenue	Volume	Revenue	Volume	Revenue	Volume	Revenue
	(MW, except recovered silicon materials)	(RMB in thousands)	(MW, except recovered silicon materials)	(RMB in thousands)	(MW, except recovered silicon materials)	(RMB in thousands)	(MW)	(RMB in thousands)

Products
Recovered silicon materials (metric tons)	349.1	536,755.2	397.9	902,249.0	11.7	28,039.4	—	—
Silicon ingots	12.6	170,007.2	33.1	483,544.9	0.01	98.9	0.1	0.9
Silicon wafers	—	—	51.4	794,860.1	180.4	1,102,232.8	86.2	479,801.6
Solar cells(1)	—	—	—	—	27.3	225,866.3	34.7	276,539.1
Solar modules(2)	—	—	—	—	14.4	182,015.1	57.6	665,378.8
Processing services		2,390.5		2,960.1		29,607.1		27,762.7

Total		709,152.9		2,183,614.1		1,567,859.6		1,449,483.1

(1)	In addition to solar cells manufactured by ourselves, we also engaged third party factories to produce solar cells from silicon wafers we provided for sale to our customers in the year ended December 31, 2009.

(2)	In addition to solar modules manufactured by ourselves, we also engaged third party factories to produce solar modules from silicon wafers we provided for sale to our customers in the year ended December 31, 2009.

We have been expanding our production capacity. As of September 30, 2010, our annual production capacity of silicon wafers, solar cells and solar modules reached 600 MW, 300 MW and 450 MW, respectively. We plan to increase the annual production capacity of our silicon wafers, solar cells and solar modules to 600 MW each by the end of 2010 and we expect to achieve a fully vertically integrated solar module production capacity of 1 GW by the end of 2011.

Solar Modules

We commenced producing solar modules in August 2009. We produce a series of models of solar modules for which we have received TÜV and CE certifications. We also produce solar modules according to specifications provided by our customers. As we rapidly moved downstream in product value chain by increasing vertical integration, sales of solar modules have become our revenue source for the six months ended June 30, 2010. We expect that sales of solar modules will continue to be our largest revenue source in the future. The majority of our solar modules are sold to the major export markets.

Solar Cells

We commenced production of solar cells in July 2009 following our acquisition of Zhejiang Jinko. The efficiency of a solar cell converting sunlight into electricity is represented by the ratio of electrical energy produced by the cell to the energy from sunlight that reaches the cell. The conversion efficiency of solar cells is determined to a large extent by the quality of silicon wafers used to produce the solar cells. Most of our monocrystalline solar cells have dimensions of 125 mm x 125 mm and 156 mm x 156 mm. As of the date of this prospectus, our solar cells using monocrystalline wafers had an average conversion efficiency rate of 18.0% and our solar cells using multicrystalline wafers had an average conversion efficiency rate of 16.8%.

Silicon Ingots and Wafers

We commenced production of monocrystalline ingots in August 2007 and monocrystalline wafers in March 2008 respectively. Our monocrystalline wafers have dimensions of 125 mm x 125 mm as well as 156 mm x 156 mm with an average thickness of 170 microns and conversion efficiency rate of 18.0%.

We commenced production of multicrystalline ingots in June 2008 and multicrystalline wafers in July 2008. Our multicrystalline wafers have dimensions of 156 mm x 156 mm with an average thickness of 180 microns and conversion efficiency rate of 16.8%.

Recovered Silicon Materials

We commenced processing of recoverable silicon materials into recovered silicon materials in June 2006. We are able to process and recover a broad range of recoverable silicon materials, which enables us to reduce our overall silicon material costs and improve product quality and yield. We currently do not sell recovered silicon materials, which are used for in-house production of solar ingots.

Manufacturing

Processing of Screened Recoverable Silicon Materials

The processing of recoverable silicon materials into recovered silicon materials involves three main steps: screening, chemical treatment and cleaning, and sorting. We purchase pre-screened recoverable silicon materials from our suppliers which are then delivered to our facilities for chemical treatment, cleaning and sorting.

Chemical Treatment and Cleaning

We begin the recoverable silicon material chemical treatment and cleaning process with chemical baths and ultrasonic cleaning to remove impurities from silicon materials. Our proprietary chemical formulas and know-how in controlling the temperature, timing and procedure of chemical treatment help us improve the quality and yield of the recovered silicon materials. We believe that our utilization of high-purity semi-conductor grade recoverable silicon materials in our production process in greater proportions than most of our competitors also provides an advantage in our product quality. We recycle water used during the chemical treatment and cleaning processes, which lowers the cost of chemical treatment and cleaning and reduces waste water discharge.

Sorting

After the silicon materials have been treated and cleaned, they are dried through baking. Dried silicon materials are sorted into various grades based on their resistivity and other electrical properties in our dust-free workshop and delivered to our ingot production line.

Ingot Manufacturing

We produce monocrystalline ingots in electric furnaces. We place silicon materials, consisting of virgin polysilicon feedstock and recovered silicon materials of various grades according to formulas developed in-house into a quartz crucible in the furnace, where the silicon materials are melted. While heating the silicon materials, we pump a stream of argon, a chemically inert gas, into the furnace to remove the impurities vaporized during the heating process and to inhibit oxidation, thus enhancing the purity of the silicon ingots. A thin crystal “seed” is dipped into the molten silicon to determine the crystal orientation and structure. The seed is rotated and then slowly extracted from the molten silicon, which adheres to the seed and is pulled vertically upward to form a cylindrical silicon ingot consisting of a single large silicon crystal as the molten silicon and crucible cool.

We have modified some of our monocrystalline furnaces to allow us to apply our furnace reloading production process, which enables us to increase the size of our silicon ingots while lowering our unit production costs by enhancing the utilization rate of our furnaces and reducing unit costs of consumables and utilities. After the silicon ingot is pulled and cooled, we square the silicon ingot in our squaring machines into blocks.

We produce multicrystalline ingots in electric furnaces. We place silicon materials, consisting of virgin polysilicon feedstock and recovered silicon materials of various grades mixed according to our proprietary formula, into a quartz crucible in the furnace, where the silicon materials are melted. While heating the silicon materials, we pump argon into the furnace to remove impurities and inhibit oxidation. The molten silicon is cast into a block and crystallized, forming a multicrystalline structure as the molten silicon and crucible cool. After the multicrystalline silicon block is cast and cooled, we square it in our squaring machine and cut it into individual blocks. We have improved our high-precision wire squarers and squaring techniques, which allows us to reduce the sizes of ingot tops, tails and other off-cuts during the squaring process, thus increasing the sizes of ingot blocks available to be cut into wafers.

We test monocrystalline and multicrystalline ingots as to their minority carrier lifetime, which is an important measurement of impurity levels of crystalline silicon material, as well as resistivity, electric properties and chemical properties and cut off the unusable parts before they are cut into wafers.

Wafer Cutting

We cut ingots into wafers with high-precision wire saws which use steel wires carrying slurry to cut wafers from the ingot blocks. Using proprietary know-how and our process technology, we have improved these wire saws to enable us to cut ingot blocks longer than the size that the wire saws were originally designed to cut as well as to increase the number of quality conforming silicon wafers produced from each ingot block, produce silicon wafers with thickness of a high degree of consistency and improve the quality of silicon wafers. We currently manufacture our monocrystalline wafers in 125 mm x 125 mm dimensions with an average thickness 170 microns and our multicrystalline wafers in 156 mm x 156 mm dimensions with an average thickness of 180 microns. The dimensions of the silicon wafers we produce are dictated by current demand for market standard products. However, our production equipment and processes are also capable of producing silicon wafers in other dimensions if market demand should so require.

After silicon wafers are cut from silicon ingots, they are cleaned and inserted into frames. The framed silicon wafers are further cleaned, dried and inspected before packaging.

Solar Cell Manufacturing

Our solar cell manufacturing process starts with the ultrasonic cleaning process to remove oil and surface particles from silicon wafers, after which the silicon wafers undergo a chemical cleaning and texturing etching process to remove impurities and create a suede-like structure on the wafer surface, which reduces the reflection of sunlight and increases the absorption of solar energy of solar cells. Through a diffusion process, we then introduce certain impurities into the silicon wafers to form an electrical field within the solar cell. We achieve the electrical isolation between the front and back surfaces of the silicon wafer by edge isolation, or removing a very thin layer of silicon around the edge. We then apply an anti-reflection coating to the front surface of the silicon wafer to enhance its absorption of sunlight through a process called “plasma-enhanced chemical vapor deposition,” or PECVD. We screen-print negative and positive metal contacts, or electrodes, on the front and back surfaces of the solar cell, respectively, with the front contact in a grid pattern to collect the electrical current. Silicon and metal electrodes are then fused through an electrode firing process in a conveyor belt furnace at a high temperature. After the electrode firing process, solar cells are tested, sorted and packaged.

Solar Module Manufacturing

Solar modules are produced by interconnecting multiple solar cells into desired electrical configurations through welding. The interconnected solar cells are laid out and laminated in a vacuum. Through these processes, the solar modules are weather-sealed, and thus are able to withstand high levels of ultraviolet radiation, moisture, wind and sand. Assembled solar modules are packaged in a protective aluminum frame prior to testing.

The following diagram illustrates our recovered silicon material processing, silicon ingot, silicon wafer, solar cell and solar module manufacturing process:

(1)	Commencing in 2009, we retain substantially all of our output of recovered silicon materials for our own silicon ingot production.

(2)	Commencing in 2009, we retained substantially all of our output of our silicon ingots for our own silicon wafer production.

Manufacturing Facilities

We have established our silicon wafer and solar module manufacturing base in the Shangrao Economic Development Zone in Shangrao, Jiangxi Province and solar cell manufacturing base in Haining, Zhejiang Province. As of June 30, 2010, we owned manufacturing facilities with a total gross floor area of 89,061 square meters, including 71,639 square meters in Shangrao and 17,422 square meters in Haining. We also lease manufacturing facilities with a total gross floor area of approximately 15,282 square meters in Shangrao from Jiangxi Desun. Shangrao’s close proximity to Zhejiang Province, Jiangsu Province and Shanghai Municipality, where many of our customers or suppliers are located, provides convenient and timely access to key resources and production inputs, as well as transportation of finished products to customers. In addition, because the economies of Shangrao Municipality and Jiangxi Province are currently not as fully developed as the economies of Zhejiang Province, Jiangsu Province, Hebei Province and Shanghai Municipality, where many of our domestic competitors are located, we believe we are able to enjoy lower labor and electricity costs in our Jiangxi manufacturing base than some of our competitors. We believe that lower labor costs provide us with an advantage in such stages of our production process as the treatment of recoverable silicon materials and manufacturing of solar modules which requires significant labor, allowing us to reduce our unit production costs.

As a fast-growing manufacturing company located in the Shangrao Economic Development Zone, Jiangxi Jinko has received support from the local government in terms of priority supply of electric power and ready access to land within the Economic Development Zone. The Shangrao Economic Development Zone Management Committee and Shangrao County Power Supply Co., Ltd. completed the construction of the first stage of an electric power transformation and distribution substation, which currently has an annual capacity of 438 million kWh at Jiangxi Jinko’s manufacturing site in order to support its operations and assure it of priority supply. Moreover, Jiangxi Jinko has a priority status in terms of supply and availability of land within the Shangrao Economic Development Zone. As of June 30, 2010, Jiangxi Jinko had obtained land use rights for approximately 313,366 square meters of land zoned for industrial use within the Shangrao Economic Development Zone for its facilities. We believe our current land use rights are sufficient for the major capacity expansion plans of Jiangxi Jinko through 2010.

In addition, Zhejiang Jinko also receives support from the local government in Haining, Zhejiang Province. Zhejiang Jinko has been able to obtain land at discounted prices. As of June 30, 2010, Zhejiang Jinko had obtained land use rights for approximately 60,205 square meters of land zoned for industrial use in Haining for its facilities. We believe our current land use rights are sufficient for the major capacity expansion plans of Zhejiang Jinko by 2010. Zhejiang Jinko also received government awards for investment in production equipment of RMB1.8 million as of the date of this prospectus. In addition, the local government in Haining provides financial incentives to local enterprises such as Zhejiang Jinko for recruiting high-caliber employees from outside Haining as well as financial assistance to such employees, which has helped Zhejiang Jinko attract high-caliber employees necessary for its solar cell operations.

Production Capacity

Since we commenced operations in June 2006, we have rapidly expanded our operations from the processing of recoverable silicon materials to the production of silicon ingots and silicon wafers and further to the production of solar cells and solar modules. The following table sets forth our production capacity for silicon wafers, solar cells and modules as of December 31, 2008 and 2009 and September 30, 2010.

	As of December 31,		As of September 30,
	2008	2009	2010
	(in MW)
Silicon wafer production(1)	185	300	600
Solar cell production	—	150	300
Solar module production	—	150	450

(1)	We measure our annual silicon wafer production capacity in MW according to certain assumed conversion efficiency rates for solar cells using our silicon wafers.

We plan to expand our annual solar cell and solar module production capacity to approximately 600 MW each by the end of 2010 and we expect to achieve a fully vertically integrated solar module production capacity of 1 GW by the end of 2011.

We procure equipment from leading PRC and international vendors. As of June 30, 2010, we had commitments from our equipment suppliers for the delivery of additional equipment to support our expansion plans in 2010. In line with our production capacity expansion plan, we plan to purchase additional equipment in the future.

We cannot guarantee that we will be able to successfully implement all of our expansion plans. See “Risk Factors — Risks Related to Our Business and Our Industry — Our failure to successfully execute our business expansion plans would have a material adverse effect on the growth of our sales and earnings.”

Quality Control and Certification

We employ strict quality control procedures at each stage of the manufacturing process in accordance with ISO 9001 quality management standards to ensure the consistency of our product quality and compliance with our internal production benchmarks. We have also received international certifications for certain models of our solar modules. We have received CE and TÜV certifications for all of our modules sold in Europe and UL certifications for all modules sold in the United States. The following table sets forth the certifications we have received and major test standards our products and manufacturing processes have met:

Date	Certification and Test Standard	Relevant Product or Process
January 2008	CE Certification, a verification of electromagnetic compatibility (EMC) compliance issued by SGS Taiwan Ltd. to certify compliance with the principal protection requirement of the directive 2004/108/EC of the European Union and EN61000-6-3:2001+A11:2004 and EN61000-6-1:2001 standards	Certain types of solar modules produced by Zhejiang Jinko

August 2009	TÜV certificate, issued by TÜV Rheinland Product Safety GmbH to certify compliance with IEC 61215:2005 and EN 61215:2005 standards titled “Crystalline silicon terrestrial photovoltaic (PV) modules-design qualification and type approval”	Certain types of solar modules produced by Zhejiang Jinko

September 2009	TÜV certificate, issued by TÜV Rheinland Product Safety GmbH to certify compliance with IEC 61215:2005 and EN 61215:2005 standards titled “Crystalline silicon terrestrial photovoltaic (PV) modules-design qualification and type approval”	Certain types of solar modules produced by Jiangxi Jinko

September 2009	TÜV certificate, issued by TÜV Rheinland Product Safety GmbH to certify compliance with IEC 61730-1:2004, IEC 61730-2:2004, EN 61730-1:2007 and EN 61730-2:2007 standards titled “Photovoltaic (PV) module safety qualification”	Certain types of solar modules produced by Zhejiang Jinko

September 2008	Quality Management System Certificate, issued by Xingyuan Certification Centre Co., Ltd. to certify that Zhejiang Jinko’s quality management system conforms to the GB/T 19001-2000 — ISO 9001:2000 standard	Design, development, manufacture and service of solar cell and module by Zhejiang Jinko

September 2008	Environmental Management System Certificate, issued by Xingyuan Certification Centre Co., Ltd. to certify that Zhejiang Jinko’s environmental management system conforms to the GB/T 24001-2004 — ISO 14001:2004 standard	Design, development, manufacture and service of solar cell and module by Zhejiang Jinko

Date	Certification and Test Standard	Relevant Product or Process
April 2009	Certificate issued by UL DQS Inc. to certify that Jiangxi Jinko’s quality management system complies with the ISO9001:2000 standard	Manufacture of silicon wafers

October 2009	Certificate of Quality Management System Certification, issued by Beijing New Century Certification Co., Ltd. to certify that Jiangxi Jinko’s quality management system conforms with the GB/T 19001-2008/ISO 9001:2008 standard	Manufacture and sale of solar module

April 2010	Environmental Management System Certificate, issued by UL DQS Inc. to certify that Jiangxi Jinko’s environmental management system fulfils the requirement of the ISO14001:2004 standard	Design and manufacture of PV solar module and the manufacture of silicon wafer by Jiangxi Jinko

June 24, 2010	TÜV certificate, issued by TÜV Rheinland Product Safety GmbH to certify compliance with IEC 61730-1:2007 and EN 61730-2:2007 standards titled “Crystalline silicon terrestrial photovoltaic (PV) modules , Poly-crystalline silicon photovoltaic module”	Certain types of solar modules produced by Jiangxi Jinko

June 24, 2010	TÜV certificate, issued by TÜV Rheinland Product Safety GmbH to certify compliance with IEC 61215:2005, EN 61215:2005, IEC 61730-1:2004, EN 61730-2:2004, IEC 61730-1:2007 and EN 61730-2:2007, standards titled “Crystalline silicon terrestrial photovoltaic (PV) modules , Poly-crystalline silicon photovoltaic module”	Certain types of solar modules produced by Jiangxi Jinko

June 24, 2010	TÜV certificate, issued by TÜV Rheinland Product Safety GmbH to certify compliance with IEC 61730-1:2007 and EN 61730-2:2007 standards titled “Crystalline silicon terrestrial photovoltaic (PV) modules , Mono-crystalline silicon photovoltaic module”	Certain types of solar modules produced by Jiangxi Jinko

June 24, 2010	TÜV certificate, issued by TÜV Rheinland Product Safety GmbH to certify compliance with IEC 61215:2005, EN 61215:2005, IEC 61730-1:2004, EN 61730-2:2004, IEC 61730-1:2007 and EN 61730-2:2007, standards titled “Crystalline silicon terrestrial photovoltaic (PV) modules , Mono-crystalline silicon photovoltaic module”	Certain types of solar modules produced by Jiangxi Jinko

Date	Certification and Test Standard	Relevant Product or Process
July 27, 2010	TÜV certificate, issued by TÜV Rheinland Product Safety GmbH to certify compliance with IEC 61215:2005, EN 61215:2005 standards titled “Crystalline silicon terrestrial photovoltaic (PV) modules-design qualification and type approval” and to document the consistent quality of product factory inspections are performed periodically	Certain types of solar modules produced by Jiangxi Jinko and factory inspection for Jiangxi Jinko

July 29, 2010	TÜV certificate, issued by TÜV Rheinland Product Safety GmbH to certify compliance with IEC 61730-1:2007 and EN 61730-2:2007 standards titled “Crystalline silicon terrestrial photovoltaic (PV) modules , Poly-crystalline silicon photovoltaic module”	Certain types of solar modules produced by Jiangxi Jinko

July 29, 2010	TÜV certificate, issued by TÜV Rheinland Product Safety GmbH to certify compliance with IEC 61215:2005, EN 61215:2005, IEC 61730-1:2004, EN 61730-2:2004, IEC 61730-1:2007 and EN 61730-2:2007, standards titled “Crystalline silicon terrestrial photovoltaic (PV) modules , Poly-crystalline silicon photovoltaic module”	Certain types of solar modules produced by Jiangxi Jinko

August 12, 2010	TÜV certificate, issued by TÜV Rheinland Product Safety GmbH to certify compliance with IEC 61215:2005, EN 61215:2005 2007 standards titled “Photovoltaic (PV) module safety qualification” and to document the consistent quality of product factory inspections are performed periodically	Certain types of solar modules produced by Jiangxi Jinko and factory inspection for Jiangxi Jinko

August 20, 2010	TÜV certificate, issued by TÜV Rheinland Product Safety GmbH to certify compliance with IEC 61730-1:2007 and EN 61730-2:2007 standards titled “Crystalline silicon terrestrial photovoltaic (PV) modules , Poly-crystalline silicon photovoltaic module”	Certain types of solar modules produced by Jiangxi Jinko

August 20, 2010	TÜV certificate, issued by TÜV Rheinland Product Safety GmbH to certify compliance with IEC 61215:2005, EN 61215:2005, IEC 61730-1:2004, EN 61730-2:2004, IEC 61730-1:2007 and EN 61730-2:2007, standards titled “Crystalline silicon terrestrial photovoltaic (PV) modules , Poly-crystalline silicon photovoltaic module”	Certain types of solar modules produced by Jiangxi Jinko

Date	Certification and Test Standard	Relevant Product or Process
September 3, 2010	Certificate of Factory Production Control, issued by BABT, to certify that Jiangxi Jinko’s production management system has been assessed and found to comply with the Factory Production Control Requirements of the MCS Production Certificate Scheme in respect of production of photovoltaic solar panels	Production management system in respect of production of photovoltaic solar panels

We have established systematic inspections at various manufacturing stages, from raw material procurement to finished product testing, to identify product defects during the manufacturing process. Raw materials that fail to pass our incoming inspection are returned to suppliers. We have also established guidelines for recoverable silicon material processing, silicon ingot production, silicon wafer cutting and manufacturing of solar cells and solar modules.

We believe that we are able to maintain the quality and reliability of our products through close monitoring of our manufacturing processes by our quality control team and scheduled maintenance of our equipment. To ensure the effectiveness of our quality control procedures, we also provide periodic training to our production line employees. As of June 30, 2010, our quality control team consisted of 359 employees, including 244 employees of Jiangxi Jinko and 115 employees of Zhejiang Jinko. Our quality control team in Jiangxi Jinko also work with our sales and marketing team to provide customer support services. Our quality control team employ advanced equipment in testing quality of our products, including minority carrier lifetime, resistivity, conversion efficiency and other characteristics requested in the industry standard. In addition, as part of our customer support services, we also regularly follow up with our customers regarding our product quality and incorporate their suggestions for process improvements.

Our quality control team also consists of experienced equipment maintenance technicians that oversee the operation of our manufacturing lines to avoid unintended interruptions and minimize the amount of time required for scheduled equipment maintenance.

Research and Development

We believe that the continual improvement of our research and development capability is vital to maintaining our long-term competitiveness. As of June 30, 2010, Jiangxi Jinko employed 61 experienced engineers at our research and development laboratory located at its new expansion facilities in the Shangrao Economic Development Zone, focusing on enhancing our product quality, improving production efficiency and increasing the conversion efficiency of solar power products including silicon wafers, solar cells and solar modules. We have developed a furnace reloading production process that enables us to increase the size of our ingots while lowering our unit production costs by increasing the production output of our furnaces and reducing unit costs of consumables, such as crucibles and argon, and utilities. Through our processing technology, we have improved our wire saws to enhance the quality of silicon wafers and cut silicon ingots into silicon wafers with thicknesses of a higher degree of consistency. In addition, our high-precision wire sawing techniques enable us to reduce the sizes of ingot tops and tails as well as other off-cuts during the cutting process, thereby allowing us to increase the number of silicon wafers produced from each silicon ingot block. Zhejiang Jinko also employed 13 experienced engineers as of June 30, 2010 for research and development focusing on optimizing the solar cell production lines, selection of equipment and improving the quality of our solar cells. Our research and development team at Zhejiang Jinko has significantly improved the efficiency of our solar cell production lines and improved the quality of our products since our acquisition of Zhejiang Jinko.

In addition to our full time research and development team, we also involve employees from our manufacturing department to work on our research and development projects on a part-time basis. We plan to enhance our research and development capability by recruiting additional experienced engineers specialized in the solar power industry. Certain members of our senior management spearhead our research and development efforts and set strategic directions for the advancement of our products and manufacturing processes.

We have entered into a cooperative agreement with Nanchang University in Jiangxi Province, China and established a joint photovoltaic materials research center on the campus of Nanchang University. Under the terms of the agreement, the research center is staffed with faculty members and students in doctoral and master programs from the material science and engineering department of Nanchang University as well as our technical personnel. The research center focuses on the improvement of our manufacturing process, solution of technical problems in our silicon wafer and solar module production process and the research and development of new materials and technologies. The research center also provides on-site technical support to us and training for our employees. Under the agreement, any intellectual property developed by the research center will belong to us. The research center has assisted us in improving the quality of our silicon wafers, including the conversion efficiency of our silicon wafers, as well as our silicon wafer production process.

We intend to continue to devote management and financial resources to research and development as well as to seek cooperative relationships with other academic institutions to further lower our overall production costs, increase the conversion efficiency rate of our solar power products and improve our product quality.

Customers, Sales and Marketing

Historically, we sold substantially all of our products to customers in China. Since 2009, in particular, since we commenced manufacturing and selling solar modules in August 2009, we have sold a substantial portion of our products in major export markets. Currently, our products are sold both in China and in major export markets, including Germany, Hong Kong, India and Italy. For the year ended 2007, 2008, 2009 and the six months ended June 30, 2010, we generated nil, 6.5%, 42.8% and 66.2% of our revenues from major export markets, respectively. The following table sets forth the revenues generated from our top five markets as percentages of our total revenues for the six months ended June 30, 2010:

For the Six Months Ended June 30, 2010%
PRC	33.8
Germany	29.4
Hong Kong	10.5
India	6.6
Italy	4.8

We sell primarily solar modules, silicon wafers and solar cells. We have been successful in making solar modules our largest revenue contributor, which accounted for 45.9% of our total revenues in the six months ended June 30, 2010. We sell silicon wafers and solar cells to the extent we do not consume them for our own production. As we continue to increase the degree of vertical integration of our operations and expand our module production, we expect that our sales of solar modules will further increase and our sales of wafers and cells will correspondingly decline as we use a greater proportion of these products for our in-house module production. As of June 30, 2010, we had an aggregate of approximately 300 customers for our solar modules, solar cells and silicon wafers from China, Germany, Hong Kong, India, Italy and other countries and regions, which are increasingly diversified.

The following table sets forth the information on our top five customers for the periods indicated:

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2007	2008	2009	2010
Revenue percentage	80.4%	62.0%	23.7%	24.6%

Products	recovered silicon materials and monocrystalline ingots	recovered silicon materials, silicon ingots and silicon wafers	silicon wafers and solar modules	silicon wafers, and solar modules

Our sales of recovered silicon materials and monocrystalline ingots to a subsidiary of ReneSola, which is a related party, accounted for 53.8% and 28.9% of our total sales for the years ended December 31, 2007 and 2008, respectively. No customers individually accounted for more than 10% of our sales for the year ended December 31, 2009 and the six months ended June 30, 2010.

We sell our modules under our own brand “JinkoSolar” as well as on an OEM basis. All of our modules sold in Europe are CE certified and TÜV certified, and all of our modules sold in the United States are UL certified. Our customers for solar modules include distributors, project developers and system integrators. To achieve rapid expansion of our sales channels and broad market penetration, we sell our solar modules through our overseas subsidiaries and sales agent. We have established subsidiaries in Germany and the United States to conduct sales, marketing and brand development for our products in the European and North American markets, and we intend to establish similar subsidiaries in other major markets to expand our customer base and market penetration. We also have a sales agent in Israel, which will seek out potential customers and promote our products on a commission basis. We have entered into contracts for the sales of a substantial portion of our anticipated solar module output, taking into account our capacity expansion plans. The following table sets forth our delivery obligations in the periods indicated under our current solar module sales contracts:

	For the Year Ending December 31,
	2010	2011	Total
Delivery (MW)(1)	242.6	422.5	665.1

(1)	We may allow our customers flexibility in relation to the volume, timing and pricing of their orders under these contracts on a case-by-case basis. Accordingly, sales volumes and amounts under these contracts in any period may be greater or less than indicated.

We have been able to establish strong relationships with a number of major customers, based on the quality of our products and our market reputation. As of the date of this prospectus, we have entered into major contracts for the sale of more than 600 MW of solar modules with 11 customers, two of which are subsidiaries of Tozzi Holding S.r.l., or Tozzi Holding, from 2010 to 2011. Our major module customers include leading players in the solar power industry such as IBC Solar AG, or IBC, Enfinity Asia Pacific Limited, or Enfinity, Up Solar Co., Ltd., or Up Solar, SAINT-GOBAIN Building Distribution GmbH, or SAINT-GOBAIN, Tozzi Sud SpA, or Tozzi Sud, Fire Energy, S.L., or Fire Energy, and TRE Tozzi Renewable Energy, or TRE Tozzi. We have entered into the following major contracts for the sales of our solar modules, each with the sales volume of at least 20 MW:

•

We have entered into a sales contract with TRE Tozzi Renewable Energy, or TRE Tozzi, pursuant to which we have agreed to sell TRE Tozzi 35 MW of solar modules in 2010 at a fixed price per watt based on the market price for comparable products prevailing at the contract date. Our solar modules were selected by TRE Tozzi, a large Italian industrial group, for its 35 MW on-grid solar power generating plant in Ravenna, Italy, after completing a comprehensive technical audit on our facilities, product quality and product performance in connection with the long-term project financing. This utility-scale solar power project is financed by an approximately €80 million loan facility from a syndicate of three leading Italian banks, is scheduled for commissioning in December 2010. We believe the selection of our products for this project is a demonstration of our product quality.

•

We have entered into a sales contract with Mage Solar GmbH, or Mage, pursuant to which we have agreed to sell 20 MW of solar modules bearing Mage’s brands from May 2010 to December 2010. The prices for delivery in May 2010 are fixed based on the market prices for comparable products prevailing at the contract date and the prices for the remaining deliveries are subject to negotiation.

•

We have entered into an agreement with Enfinity to supply 24 MW of solar modules in 2010. The prices for deliveries in the second and third quarters of 2010 are fixed and the price for the deliveries in the fourth quarter of 2010 is subject to negotiation at the end of third quarter of 2010 based on the market prices. However, Enfinity is not obliged to purchase the volume for the fourth quarter of 2010 if the purchase price for delivery of the fourth quarter of 2010 is not agreed upon.

•	We have entered into an agreement with Enfinity to supply 100 MW of solar modules in 2011. The prices under this contract are fixed, subject to negotiation based on the market conditions.

•

We have entered into an OEM processing and sales contract with SAINT-GOBAIN Building Distribution GmbH to supply 50 MW of solar modules bearing LUXRA brand in 2011. The purchase price is subject to negotiation based on the market conditions.

•

We have entered into a sales contract with Greenplant S.r.l. to supply 20 MW of solar modules from 2010 to 2011. The price for deliveries in 2010 is fixed at the contract date and the prices for the remaining deliveries will be determined before delivery based on the prevailing market sales prices.

•	We have entered into a PV module sales contract with M+W Italy Srl to supply 26 MW of solar modules from 2010 to 2011 at fixed prices.

•

We have entered into a sales contract with Up Solar Co., Ltd. to supply 60 MW of solar modules from 2010 to 2011. The prices under this contract are fixed, subject to negotiation based on the market conditions.

•

We have entered into a supply contract with IBC to supply 160 MW of solar modules in 2010 and 2011. The prices for deliveries before November 2010 are fixed at the contract date and the prices for the remaining deliveries are fixed, subject to negotiation based on the market conditions.

•

We have entered into a sales contract and a supplementary agreement with Fire Energy to supply 36 MW of solar modules from 2010 to 2011. The prices for deliveries in 2010 are fixed based on the market price for comparable products prevailing at the contract date and the prices for the remaining deliveries are fixed each quarter, subject to negotiation based on the market conditions.

•

We have entered into a sales contract with Elektro Van Rienen GmbH, or Elektro, to supply 21 MW of solar modules from 2010 to 2011. The prices for deliveries in 2010 are fixed based on the market prices for comparable products prevailing at the contract date and the prices for the remaining deliveries are fixed each quarter, subject to negotiation based on the market conditions.

•

We have entered into a PV module sales contract with Tozzi Sud SpA, or Tozzi Sud to supply 50 MW of solar modules from 2010 to 2011. The prices for deliveries in 2010 and the first two months of 2011 are fixed at the contract date and the prices for the remaining deliveries are fixed, subject to negotiation based on the market conditions.

We sell solar modules under long-term contracts and by spot market sales. The payment terms are negotiated and determined on a case-by-case basis and we also allow certain customers with good credit worthiness to make full payment within 30 to 60 days after delivery.

We sell our solar cells under short-term contracts and by spot market sales. The payment terms of our solar cell sales contracts are negotiated and determined on a case-by-case basis, but we require some of our customers to make full payment before delivery. We also allow certain customers with strong credit histories to make the full payment within 30 to 60 days after delivery.

Historically, we made substantial sales of silicon wafers under long-term sales. As of September 30, 2010, we had terminated all of our remaining long-term wafer sales contracts without penalty, which will permit us to increase our vertical integration by using a greater proportion of our wafer output in our own production processes and reduce our need to purchase wafers. We generally require our silicon wafer customers to make full payment within a specified period after delivery and the length of such period is negotiated on a case by case basis. We expect to retain a substantial portion of our silicon wafers for our own solar cell production, in the same time also retain some flexibility to respond to market changes and price fluctuations by selling a portion of our silicon wafers in the spot market.

We made substantial sales of recovered silicon materials and silicon ingots before we built out our silicon wafer, solar cell and solar module production capacity. In particular, our sales of recovered silicon materials and monocrystalline ingots to a subsidiary of ReneSola, which is a related party, accounted for 53.8% and 28.9% of our total sales for the years ended December 31, 2007 and 2008, respectively. No customers individually accounted for more than 10% of our sales for the year ended December 31, 2009 and the six months ended June 30, 2010.

Suppliers

Raw Materials

The raw materials used in our manufacturing process consist primarily of silicon materials, including virgin polysilicon and recoverable silicon materials, metallic pastes, EVA, tempered glass, aluminum frames and related consumables. Historically, through the six months ended June 30, 2008, an industry-wide shortage of virgin polysilicon which is the basic raw material for all crystalline silicon solar power products and semiconductor devices, coupled with rapidly growing demand from the solar power industry, caused rapid escalation of virgin polysilicon prices and an industry-wide silicon shortage. However, during the fourth quarter of 2008 and the first half of 2009, virgin polysilicon prices fell substantially as a result of significant new manufacturing capacity coming on line and falling demand for solar power products resulting from the global economic crisis and credit market contraction, and the price of recovered silicon materials, which can be used as a substitute for virgin polysilicon, were similarly affected in the fourth quarter of 2008 and the first half of 2009. Our greater reliance on virgin polysilicon in the future may increase our costs compared to what such costs would have been had we maintained our historical proportions of recovered silicon materials to virgin polysilicon. For the years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2010, virgin polysilicon accounted for approximately 1.4%, 13.0%, 48.6% and 57.6% , respectively, and recoverable silicon materials accounted for approximately 98.6%, 87.0%, 51.4% and 42.4%, respectively, of our total silicon raw material purchases by value. However, as the demand for solar power products has significantly recovered in response to a series of factors, including the recovery of the global economy, the implementation of incentive policies for renewable energy including solar power and increasing availability of financing for solar power projects, the price of virgin polysilicon has generally stabilized beginning in the third quarter compared to the second quarter.

With a view to maintaining a balanced portfolio of sales and supply contracts and mitigating our exposure to potential price volatility of silicon materials, we currently rely on a combination of recovered silicon material and virgin polysilicon from long-term supply contracts with our suppliers and spot market purchases to meet our silicon raw material requirements. Our spot market purchases generally provide for agreed volumes at the prevailing spot prices.

Virgin Polysilicon

We purchase solar grade virgin polysilicon from both domestic and foreign suppliers. In order to secure reliable supplies of polysilicon to meet our capacity expansion plans and better manage the cost of raw material procurement, we currently rely on a combination of long-term supply contracts and spot market purchases.

We have entered into long-term supply contracts with the following virgin polysilicon suppliers:

•

We have entered into a five-year supply contract with Zhongcai Technological, pursuant to which Zhongcai Technological has committed to supply us with virgin polysilicon for five years starting from 2009, with prices to be negotiated each month.

•

We have entered into a nine-year supply contract with Hoku, pursuant to which Hoku has committed to supply us with virgin polysilicon for nine years starting from December 2010, at prices specified for each year, which prices decline each year.

Under these two long-term supply contracts, we have agreed to procure an aggregate of 5,350 metric tons of virgin polysilicon from 2009 to 2019. We also source virgin polysilicon through spot market purchases from various suppliers, such as Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. In January 2009, in response to the rapidly changing market conditions, we amended our long-term supply contract with Zhongcai Technological to provide for prices to be negotiated at monthly intervals in consideration of market prices, as well as to allow us to delay our prepayment until further negotiation. In addition, in February and November 2009, we amended our long-term supply contract with Hoku to reduce the volumes purchased under such contract and the total prepayment amount from US$55 million to US$20 million. However, Hoku may not be able to perform its obligations under the long-term supply contract with us if it ceases to continue as a going concern. If that were the case, we would seek to fill our virgin polysilicon requirements through a combination of spot market and short-term contract purchases. See “Risk Factors — Risks Related to Our Business and Our Industry — Hoku may not be able to complete its plant construction in a timely manner or may cease to continue as a going concern, which may have a material adverse effect on our results of operations and financial condition” and “Risk Factors — Risks Related to Our Business and Our Industry — Volatility in the prices of silicon raw materials makes our procurement planning challenging and could have a material adverse effect on our results of operations and financial condition.”

Recoverable Silicon Materials

We purchase pre-screened recoverable silicon materials from our suppliers which are delivered to our facilities for chemical treatment, cleaning and sorting into recovered silicon materials. Historically, we purchased recoverable silicon materials primarily from Hexing, Tiansheng and Yangfan. In the years ended December 31, 2007, 2008, recoverable silicon materials sourced from Hexing, Tiansheng and Yangfan represented 95.1% and 58.8% of our total purchase amount of silicon raw materials, respectively. This percentage decreased to 11.6% for the year ended December 31, 2009 and further to 7.3% for the six months ended June 30, 2010. Currently, we purchase most of our recoverable silicon materials on the spot market.

Since the commencement of our silicon ingot production in 2007, we have met a significant portion of our total silicon material requirements with the recovered silicon materials supplied by our recoverable silicon material processing operations. Although we expect to source an increasing amount of virgin polysilicon, we expect to continue to meet a significant portion of our silicon material requirements from recovered silicon materials for 2010.

Other Raw Materials

We use metallic pastes as raw materials in our solar cell production process. Metallic pastes are used to form the grids of metal contacts that are printed on the front and back surfaces of the solar cells through screen-printing to create negative and positive electrodes. We procure metallic pastes from third parties under monthly contracts. In addition, we use EVA, tempered glass, aluminum frames and other raw materials in our solar module production process. We procure these materials from third parties on a monthly basis.

Consumables, Components and Utilities

Crucible

A crucible is a ceramic container used to hold polysilicon feedstock for melting in the furnace and therefore must be able to withstand extremely high temperatures. Crucibles are currently not reusable, as once the silicon ingot is formed, the crucible holding the silicon ingot will be broken and removed from the silicon ingot. We source crucibles for monocrystalline silicon ingot and multicrystalline silicon ingot production from various manufacturers.

Slurry and Wire

Slurry is used in the wire sawing process. It is a fluid composed of silicon carbide, which functions as an abrasive, and polyethylene glycol, or PEG, which acts as a coolant. Wires are used in wire saws to carry the slurry in order to create an abrasive cutting tool. We procure slurry from domestic suppliers and wire saws and wire squares, manufactured by Nippei Toyama Corporation, from Miyamoto.

Electricity

We consume a significant amount of electricity in our operations, especially in the silicon ingot production process and any disruption or shortages in our electricity supply may disrupt our normal operations and cause us to incur additional costs. As a fast-growing manufacturing company located in the Shangrao Economic Development Zone, we have received support from the local government in terms of priority supply of electric power. In addition, because the economy of Shangrao Municipality and Jiangxi Province are currently not as fully-developed as the economies of Zhejiang Province, Jiangsu Province, Hebei Province and Shanghai Municipality, where many of our domestic competitors with respect to silicon wafers are located, we believe we are able to enjoy lower electricity costs.

In addition, to support our operations and assure us of priority electricity supply, the Shangrao Economic Development Zone Management Committee and Shangrao County Power Supply Co., Ltd. have completed the construction of the first stage of an electric power transformation and distribution substation at our manufacturing site which currently has an annual capacity of 438 million kWh. The proximity of this substation to our facilities will provide us with more stable power supplies.

Water

We require a significant amount of silicon water for our manufacturing operations. We also use high-purity silicon water for our recoverable silicon materials processing, silicon ingot production and silicon wafer cleaning. We purify silicon water supplied from local sources using equipment we purchased from domestic suppliers. We have not experienced any material interruption or shortages in our water supplies.

Gases

We use argon in our ingot production process to remove the impurities vaporized during the heating process and to inhibit oxidation. Argon is a chemically inert gas. We purchase argon primarily from two domestic suppliers under one-year-term contracts. We use gases such as nitrogen and silane in our solar cell production process. We purchase these gases under monthly contracts.

Chemicals

We use acids and alkali in the cleaning process to recover silicon materials and other chemicals to clean silicon ingots and silicon wafers. We also use chemicals in the cleaning process for producing solar cells. We purchase acids and alkali for the chemical treatment and cleaning of recoverable silicon materials primarily from two domestic suppliers under one-year-term contracts at market prices. We purchase other chemicals on the spot market.

Solar Cells

We procure solar cells from third parties on the spot market to produce solar modules when our solar cell production cannot fully meet the demand of our solar module production.

Equipment

We purchase our key manufacturing equipment from major PRC and overseas equipment manufacturers.

For silicon ingot and silicon wafer manufacturing, as of the date of this prospectus, we have 172 monocrystalline furnaces purchased from domestic vendors including Ningxia Jing Yang Automotion Co. and Huasheng Tianlong, 46 multicrystalline furnaces purchased from international and domestic suppliers including GT Solar, 92 wire saws purchased from international suppliers including Nippei Toyama Corporation and 14 wire squarers purchased from international and domestic suppliers including Nippei Toyama Corporation, Huasheng Tianlong and Beijing Jin Lian Fa Numerical Control Science & Technology Co., Ltd. In addition, we have 12 automatic production lines for producing solar cells and ten automatic production lines and two manual production lines for producing solar modules as of the date of this prospectus. As of the date of this prospectus, we do not have any equipment lease.

In connection with our expansion plan, we had equipment supply contracts outstanding as of June 30, 2010 for additional equipment in the aggregate amount of RMB479.2 million (US$70.7 million). The additional equipment will be used to accommodate our planned increase in annual silicon ingots, silicon wafer, solar cell and solar module production capacity in 2010 and 2011. We expect to purchase a significant amount of additional equipment in connection with our solar cell and solar module production capacity expansion plan. We intend to use a portion of the net proceeds we receive from this offering to purchase the additional equipment. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Capital Expenditures.”

Intellectual Property

We possess proprietary process technologies and know-how that allow us to process and recover a broad range of recoverable silicon materials, including those that fall outside the customary range in relation to certain electrical characteristics. In addition, based on our proprietary know-how and technologies acquired through our own research and development efforts, we have made improvements to equipment that we purchased from leading equipment vendors, including improvements to facilitate the use of our furnace reloading technology and silicon wafer-cutting technology. Our furnace reloading technology enables us to increase the size of our ingots while lowering our unit production costs by enhancing the utilization rate of our furnaces and reducing the unit costs of consumables. Our silicon wafer-cutting process technology, which involves the improvement of our wire saws based on process engineering know-how, improves the quality of our silicon wafers, increases the number of quality conforming silicon wafers and allows us to cut ingots into silicon wafers with thicknesses of a high degree of consistency. In addition, our high-precision wire squaring techniques enable us to reduce the sizes of ingot tops, tails and other off-cuts during the squaring process, thereby allowing us to increase the size of each ingot block and the number of silicon wafers produced from each ingot.

As of the date of this prospectus, we had 14 pending patent applications as well as 16 pending trademark applications in China, including “Jinko,” “JinkoSolar,” “JKSolar” and “SUN VALLEY,” respectively. We had two pending trademark applications in the other countries or regions. As of the date of this prospectus, we have been granted eight patents and one trademark.

We also rely on a combination of trade secrets and employee and third-party confidentiality agreements to safeguard our intellectual property. Our research and development employees are required to enter into agreements that require them to assign to us all inventions, designs and technologies that they develop during the terms of their employment with us. We have not been a party to any intellectual property claims since our inception.

We have also entered into two patent licensing agreements with Zhejiang Sci-Tech University and Yiqun Jiang, respectively, pursuant to which Zhejiang Sci-Tech University has granted us the license to use its patented technology in producing solar cells for a term of five years and two months, expiring in December 2014 and Yiqun Jiang has granted us the license to use his patented technology for recovering silicon materials for a term of six years, expiring in January 2016.

Competition

We operate in a highly competitive and rapidly evolving market. As we build out our solar cell and solar module production capacity and increase the output of these products, we mainly compete with integrated as well as specialized manufacturers of solar cells and solar modules such as BP Solar, Sharp Corporation, SunPower Corporation, Suntech, Trina and Yingli Green Energy in a continuously evolving market. In the solar wafer market, we also compete with major international vendors, such as MEMC, Deutsche Solar, M. SETEK and PV Crystalox, as well as companies located in China such as ReneSola, LDK, Shunda, Hairun and Comtec. Recently, some upstream polysilicon manufacturers as well as downstream manufacturers have also built out or expanded their silicon ingot, wafer, solar cell and solar module production operations. We expect to face increased competition as other silicon ingot, wafer, solar cell and solar module manufacturers continue to expand their operations. Many of our current and potential competitors may have a longer operating history, greater financial and other resources, stronger brand recognition, better access to raw materials, stronger relationships with customers and greater economies of scale than we do. Moreover, certain of our competitors are highly-integrated producers whose business models provide them with competitive advantages as these companies are less dependent on upstream suppliers and/or downstream customers in the value chain.

We compete primarily in terms of product quality and consistency, pricing, timely delivery, ability to fill large orders and reputation for reliable customer support services. We believe that our high quality products, our low manufacturing costs and easy access to key resources from our strategically located production bases in China, our recoverable silicon material processing operations and our proprietary process technologies enhance our overall competitiveness.

In addition, some companies are currently developing or manufacturing solar power products based on thin film materials, which require significantly less polysilicon to produce than monocrystalline and multicrystalline solar power products. These new alternative products may cost less than those based on monocrystalline or multicrystalline technologies while achieving the same or similar levels of conversion efficiency in the future. Furthermore, the solar industry generally competes with other renewable energy and conventional energy resources.

Production Safety and Environmental Matters

Safety

We are subject to extensive PRC laws and regulations in relation to labor and safety. We have adopted stringent safety procedures at our facilities to limit potential damage and personal injury in the event of an accident or natural disaster, and have devised a number of internal guidelines as well as instructions for our manufacturing processes, including the operation of equipment and handling of chemicals. We distribute safety-related manuals to employees and post bulletins setting forth safety instructions, guidelines and policies throughout our facilities. Failure by employees to follow these guidelines and instructions result in monetary fines. All of our new employees undergo extensive safety training and education. We require our technical staff to attend weekly training programs taught by instructors to enhance their work safety awareness and ensure safe equipment operation. We conduct regular inspections and our experienced equipment maintenance team oversees the operation of our manufacturing lines to maintain proper and safe working conditions. Since our inception, we have not experienced any major work-related injuries and our operations have been in compliance with the applicable labor and safety laws and regulations in all material respects.

Environment

We generate and discharge chemical wastes, waste water, gaseous waste and other industrial waste at various stages of our manufacturing process as well as during the processing of recovered silicon material. We have installed pollution abatement equipment at our facilities to process, reduce, treat, and where feasible, recycle the waste materials before disposal, and we treat the waste water, gaseous and liquid waste and other industrial waste produced during the manufacturing process before discharge. We also maintain environmental teams at each of our manufacturing facilities to monitor waste treatment and ensure that our waste emissions comply with PRC environmental standards. Our environmental teams are on duty 24 hours. We are required to comply with all PRC national and local environmental protection laws and regulations and our operations are subject to periodic inspection by national and local environmental protection authorities. PRC national and local environmental laws and regulations impose fees for the discharge of waste materials above prescribed levels, require the payment of fines for serious violations and provide that the relevant authorities may at their own discretion close or suspend the operation of any facility that fails to comply with orders requiring it to cease or remedy operations causing environmental damage. As of the date of this prospectus, no such penalties had been imposed on us.

Employees

As of December 2007, 2008 and 2009 and June 30, 2010, we had a total of 953, 996, 2,640 and 4,403 employees, respectively. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of dates indicated:

	As of December 31,			As of June 30,
	2007	2008	2009	2010
Manufacturing and engineering	852	798	2,005	3,658
General and administration	39	87	190	136
Quality control	48	61	241	359
Research and development	—	17	43	75
Purchasing and logistics	8	15	95	115
Marketing and sales	6	18	66	60

Total	953	996	2,640	4,403

Note:	Figures exclude employees of the VIEs.

In line with the expansion of our operations, we plan to hire additional employees, including additional accounting, finance and sales, marketing personnel as well as manufacturing and engineering employees.

We are required under PRC law to make contributions to employee benefit plans equivalent to a fixed percentage of the salaries, bonuses and certain allowances of our employees. The total amount we accrued for employee benefits for the years ended December 31, 2008, 2009 and the six months ended June 30, 2010 was RMB6.9 million, RMB11.5 million (US$1.7 million) and RMB12.6 million (US$1.9 million), respectively.

We typically enter into a standard confidentiality and non-competition agreement with our management and research and development personnel. Each of these contracts includes a covenant that prohibits the relevant personnel from engaging in any activities that compete with our business during his or her employment with us and for two years after their employment with us.

We believe we maintain a good working relationship with our employees, and we have not experienced any labor disputes or any difficulty in recruiting staff for our operations. Our employees are not covered by any collective bargaining agreement.

Insurance

We have insurance policies covering certain machinery such as our monocrystalline and multicrystalline furnaces. These insurance policies cover damages and losses due to fire, flood, design defects or improper installation of equipment, water stoppages or power outages and other events stipulated in the relevant insurance policies. Insurance coverage for Jiangxi Jinko’s fixed assets other than land amounted to approximately RMB726.4 million (US$106.4 million) as of June 30, 2010. Insurance coverage for Zhejiang Jinko’s fixed assets and inventory amounted to approximately RMB345.1 million (US$50.9 million) as of June 30, 2010. As of June 30, 2010, we had insurance coverage for Jiangxi Jinko’s and Zhejiang Jinko’s product liability of up to RMB2.0 billion (US$294.9 million), export credit insurance coverage for Jiangxi Jinko of up to US$150.0 million and liability insurance coverage for errors and omissions of the information and network technology for Jiangxi Jinko and Zhejiang Jinko of up to US$2.0 million. We believe that our overall insurance coverage is consistent with the market practice in China. However, significant damage to any of our manufacturing facilities and buildings, whether as a result of fire or other causes, could have a material adverse effect on our results of operations. In accordance with customary practice in China, we do not carry any business interruption insurance. Moreover, we may incur losses beyond the limits, or outside the coverage, of our insurance policies. See “Risk Factors — Risks Related to Our Business and Our Industry — We have limited insurance coverage and may incur losses resulting from product liability claims, business interruption or natural disasters.” We paid an aggregate of approximately RMB230.6 thousand, RMB841.4 thousand, RMB1.9 million (US$280.2 thousand) and RMB3.4 million (US$501.4 thousand) in insurance premiums in 2007, 2008, 2009 and for the six months ended June 30, 2010, respectively.

Property

Our silicon wafer production facilities are located in the Shangrao Economic Development Zone in Shangrao, Jiangxi Province and our solar cell production facilities are located in Haining, Zhejiang, China. As of June 30, 2010, we had secured land use rights for 313,366 square meters of land zoned for industrial use in the Shangrao Economic Development Zone, 9,980 square meters of which was used for an electric power transformation and distribution substation established by the Shangrao Economic Development Zone Management Committee. As of June 30, 2010, we had also secured land use rights for 60,205 square meters of land zoned for industrial use in Haining.

As of June 30, 2010, we owned manufacturing facilities with a total gross floor area of 89,061 square meters, including 71,639 square meters in Shangrao and 17,422 square meters in Haining. In addition, we leased factory plants with a total gross floor area of 15,282 square meters in Shangrao from Jiangxi Desun under a factory leasing agreement that Jiangxi Jinko and Jiangxi Desun entered into in January 2008, pursuant to which Jiangxi Jinko committed to pay Jiangxi Desun approximately RMB1.1 million (US$161.2 thousand) each year for ten years. Jiangxi Jinko uses the leased facilities for its monocrystalline ingot manufacturing operations. In November 2007, we leased manufacturing facilities with a total gross floor area of approximately 3,006 square meters to Xinwei. Xinwei used the leased facilities for its manufacturing operations.

As of June 30, 2010, we had employee dormitories with an aggregate gross floor area of 10,058 square meters, including 6,092 square meters in Shangrao and 3,966 square meters in Haining. We currently lease office spaces and employee dormitories with a gross floor area of 2,691 square meters and 1,909 square meters, respectively, in Shangrao from Jiangxi Desun. We also lease approximately 1,250 square meters of office space for our representative offices in Shanghai.

In addition, we also obtained land use rights for residential use in Shangrao Economic Development Zone with an aggregate site area of approximately 235,840 square meters, which is currently vacant. In connection with our capacity expansion plans for our silicon wafer, cell and module production, we intend to construct additional employee dormitories on these two parcels of land. However, we do not have any concrete plan for construction on these parcels of land and we may be subject to significant vacant land fees or forfeit our land use rights with respect to these two parcels of land. See “Risk Factors — Risks Related to Our Business and Our

Industry — We may be subject to significant vacant land fees or even forfeit our land use rights with respect to two pieces of land zoned for residential use.” Industrial and residential land use rights expire 50 years and 70 years, respectively, from the delivery date of the land use rights.

As of June 30, 2010, Jiangxi Jinko pledged land zoned for industrial use with a total site area of 235,390 square meters, land zoned for residential use with a total site area of 203,314 square meters, buildings with an aggregate gross floor area of approximately 46,509 square meters and certain equipment as security for its bank borrowings. As of June 30, 2010, Zhejiang Jinko pledged land zoned for industrial use with a total site area of 60,205 square meters and buildings with an aggregate gross floor area of approximately 17,063 square meters as security for its bank borrowings.

We believe that our existing facilities are adequate and suitable to meet our present needs. We believe that the amount of land for which we currently have land use rights is sufficient for our 2010 capacity expansion plan. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Principal Factors Affecting Our Results of Operations — Production Capacity Expansion.”

Legal and Administrative Proceedings

On July 1, 2009, Jiangxi Jinko filed an action in Shangrao People’s Court, Jiangxi Province against Beijing Jingyuntong Technology Co., Ltd. or Jingyuntong, for the defects in the monocrystalline furnaces it purchased from Jingyuntong. Jiangxi Jinko has sought a refund of the purchase price and compensation for the losses incurred by Jiangxi Jinko with a total amount of approximately RMB1.9 million. As of the date of this prospectus, this suit is still pending.

On July 20, 2009, Jingyuntong filed an action in Daxing People’s Court, Beijing against Jiangxi Jinko for the overdue payments amounting to approximately RMB1.3 million and the liquidated damages arising from such overdue payment. As of the date of this prospectus, this suit is still pending.

On August 8, 2009, Zhejiang Jinko filed an action in Haining People’s Court against Haining Baixin Household Appliances Co., Ltd., or Baixin, for the defects in the air conditioners it purchased from Baixin and the improper designs and installation of these air conditioners. Zhejiang Jinko has sought a return of those air conditioner, the refund of the purchase price with a total amount of approximately RMB1.95 million and damages of RMB8.0 million. As of the date of this prospectus, the suit is still pending.

On July 6, 2010, Jiangxi Jinko filed an action in Shangrao People’s Court, Jiangxi Province against Jiangxi Power Transformer Co., Ltd. or Jiangxi Power Transformer, for a defective transformer it purchased from Jiangxi Power Transformer. Jiangxi Jinko is seeking damages of RMB1.77 million (US$261.0 thousand). As of the date of this prospectus, this suit is still pending.

Other than as disclosed above, we are currently not a party to any other material legal or administrative proceedings, and we are not aware of any other material legal or administrative proceedings threatened against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers:

Name	Age	Position
Xiande Li	35	Chairman of the board of directors
Kangping Chen	37	Director and chief executive officer
Xianhua Li	36	Director and vice president
Wing Keong Siew	58	Independent director
Haitao Jin	56	Independent director
Zibin Li	70	Independent director
Steven Markscheid	56	Independent director
Longgen Zhang	46	Chief financial officer
Arturo Herrero	38	Chief strategy officer
Guoxiao Yao	47	Chief technology officer
Musen Yu	61	Vice president
Zhiqun Xu	43	Vice president

Mr. Xiande Li is a founder of our company, the chairman of our board of directors and the chairman of the board of directors of Jiangxi Jinko. Prior to founding our company, he served as the marketing manager at Zhejiang Yuhuan Solar Energy Source Co., Ltd. from 2003 to 2004, where his responsibilities included overseeing and optimizing day-to-day operations. From 2005 to 2006, he was the chief operations supervisor of ReneSola Ltd., a related company listed on the AIM market of the London Stock Exchange in 2006, then dual listed on the NYSE in 2008, where he was in charge of marketing and operation management. Mr. Li is a brother of Mr. Xianhua Li and the brother-in-law of Mr. Kangping Chen.

Mr. Kangping Chen is a founder, director and the chief executive officer of our company as well as the general manager of Jiangxi Jinko. Prior to founding our company, he was the chief financial officer of Zhejiang Supor Cookware Company Ltd., a company listed on the PRC A share market, from October 2003 to February 2008, where his major responsibilities included establishing and implementing its overall strategy and annual business plans. Mr. Chen is the brother-in-law of Mr. Xiande Li.

Mr. Xianhua Li is a founder, director and vice president of our company as well as deputy general manager of Jiangxi Jinko. Prior to founding our company, Mr. Li served as the chief engineer of Yuhuan Automobile Company, where his major responsibilities included conducting and managing technology research and development activities and supervising production activities, from 1995 to 2000. From 2000 to 2006, he was the factory director of Zhejiang Yuhuan Solar Energy Source Co., Ltd., where he was responsible for managing its research and development activities. Mr. Li is a brother of Mr. Xiande Li.

Mr. Wing Keong Siew has been a director of our company since May 2008. Mr. Siew was appointed by Flagship Desun Shares Co., Limited, one of the holders of our series A redeemable convertible preferred shares. He founded Hupomone Capital Partners in 2003. Mr. Siew was president of H&Q Asia Pacific China and Hong Kong from 1998 to 2003 and a general manager of Fairchild Systems for Asia, managing director of Mentor Graphics Asia Pacific and managing director of Compaq Computer Corporation from January 1988 to September 1988. In 1995, he formed a joint venture with UBS AG to raise a China Private Equity Fund. He worked as senior vice president of H&Q Singapore from 1989 to 1995. Mr. Siew received his bachelor’s degree in electrical and electronics engineering from Singapore University in 1975 and his presidential/key executive MBA from Pepperdine University in 1999.

Mr. Haitao Jin has been a director of our company since September 2008. Mr. Jin was appointed by holders of our series B redeemable convertible preferred shares. He has also been the deputy chairman of Shenzhen

Chamber of Investment and Commerce since 2004. Prior to joining SCGC, Mr. Jin was deputy general manager of Shenzhen SEG Group Co., Ltd. and general manager of SEG Co., Ltd., a listed company on the Shenzhen Stock Exchange from 2001 to 2003. Between 1993 and 2000, Mr. Jin was a general vice president and duty general manager of Shenzhen Electronics Group Co., Ltd. Mr. Jin received his master’s degree in management psychology in 1987. In 1996, he received his master’s degree in engineering science from Huazhong University of Science and Technology. In 2002, he became an honorary professor at the Wuhan University of Science and Technology.

Mr. Zibin Li has been an independent director of our company since July 10, 2009. He has also been chairman of China Association of Small and Medium Enterprises and a consultant of the municipal government of Chongqing City and Dalian City since 2006. Mr. Li was previously a vice director of National Development and Reform Commission and vice director of the Office of Steering Committee of West Region Development of the State Counsel from 2000 to 2005, and a member of the Tenth National Committee of the Chinese People’s Political Consultative Conference from 2003 to 2005. Mr. Li was deputy mayor of Jinxi, Liaoning Province from 1989 to 1991, deputy minister of the Ministry of Chemical Industry from 1991 to 1994, deputy mayor of Shenzhen from 1994 to 1995 and mayor of Shenzhen from 1995 to 2000. Mr. Li received a bachelor’s degree in chemical engineering from Tsinghua University in 1964.

Mr. Steven Markscheid has been an independent director of our company since September 15, 2009. He has also been chief executive officer of Synergenz BioScience Inc. since 2007, and board member of Emerald Hill Capital Partners since 2006, CNinsure, Inc. since 2007 and Pacific Alliance China Growth Fund since 2008. Mr. Markscheid was previously representative of US China Business Council from 1978 to 1983, vice president of Chase Manhattan Bank from 1984 to 1988, vice president of First Chicago Bank from 1988 to 1993, case leader of Boston Consulting Group from 1994 to 1997, director of business development of GE Capital (Asia Pacific) from 1998 to 2001, director of business development of GE Capital from 2001 to 2002, senior vice president of GE Healthcare Financial Services from 2003 to 2006, chief executive officer of HuaMei Capital Company, Inc. from 2006 to 2007. He received his bachelor’s degree in East Asian studies from Princeton University in 1976, his master’s degree in international affairs and economics from Johns Hopkins University in 1980 and an MBA degree from Columbia University in 1991.

Mr. Longgen Zhang has been our chief financial officer since September 2008. Prior to joining us, Mr. Zhang served as a director and the chief financial officer of Xinyuan Real Estate Co., Ltd., a company listed on the NYSE, from August 2006 to October 2008. Mr. Zhang served as the chief financial officer at Crystal Window and Door Systems, Ltd. in New York from 2002 to 2006. He has a master’s degree in professional accounting, and a master’s degree in business administration from West Texas A&M University and a bachelor’s degree in economic management from Nanjing University in China. Mr. Zhang is a U.S. certified public accountant.

Mr. Arturo Herrero is chief strategy officer of our company. Prior to joining us in March 2010, Mr. Herrero served as vice president of sales and marketing of Trina Solar Limited, a company listed on the NYSE, from August 2007 to January 2010 and director of Trina Solar Limited from September 2006 to July 2007. From 2002 to 2006, Mr. Herrero was the global procurement manager for BP Solar, first as a global procurement manager for solar power systems and then as a global procurement manager for strategic raw materials. From 2000 to 2002, he was a marketing and sales manager at BP Oil. Before that, he was the logistics director advisor of Amcor Flexible, a company that is engaged in flexible packaging, from 1998 through 2000, and he was a planning manager at Nabisco from 1996 to 1998. Mr. Herrero received his degree in economics and business administration from the University of Pompeu Fabra in Spain in 1996, his degree in electrical engineering from Polytechnics University of Catalonia in Spain in 1996 and his master’s degree in marketing in 2001 from Instituto Superior de Marketing in Spain.

Mr. Guoxiao Yao is the chief technology officer of our company. Prior to joining us in January 2010, Mr. Yao was the chief technology officer of a subsidiary of GCL-Poly Energy Holdings Limited, a company listed on the Hong Kong Stock Exchange from May 2009 to January 2010. From September 2006 to January 2009, Mr. Yao was the chief technology officer of Yingli Green Energy Holding Co., Ltd., a company listed on the NYSE. Mr. Yao received his bachelor’s degree in mechanical engineering from Zhejiang University of Technology in China, his master’s degree in solar thermal engineering from the European Solar Engineering School at Dalarna University in Sweden and his doctorate degree in PV engineering from the University of New South Wales in Australia.

Mr. Musen Yu is vice president of our company. Prior to joining us in 2007, he was head of the Coal and Gold Production Bureau of the Shangrao Municipality from 2002 to 2007 and the deputy head of the Coal and Gold Production Bureau of the Shangrao Municipality from 1992 to 2002. Mr. Yu was the party committee secretary and secretary of the Party Disciplinary Committee of the Mining Affairs Bureau of Le Municipality from 1986 to 1992 and the deputy secretary of the Party Committee of the Mining Affairs Bureau of Yinggang Ling from 1984 to 1986. Mr. Yu received his bachelor’s degree in mining engineering from the China University of Mining and Technology in 1984.

Mr. Zhiqun Xu is vice president of production department of our company. Prior to joining us, Mr. Xu served as a vice executive manager of Hareon Solar Technology Co., Ltd. from November 2007 to November 2008. From January 2005 to October 2007, Mr. Xu was a sales and marketing manager of Saint-Gobain Quartz (Jinzhou) Co., Ltd. Mr. Xu was a manager of silicon production and technology department from April 2002 to December 2004. In addition, he was a project manager and deputy production manager of Shanghai General Silicon Material Co., Ltd. from February 2000 to March 2002. Mr. Xu was a manager of production and technology department of MCL Electronics Material Co., Ltd. from April 1996 to January 2000. In 1990, he joined Luoyang Monocrystalline Silicon Factory as a monocrystalline growth processing engineer. Mr. Xu received a bachelor’s degree in science from Jilin University in 1990.

The business address of our directors and executive officers is c/o JinkoSolar Holding Co., Ltd., 1 Jingke Road, Shangrao Economic Development Zone, Jiangxi Province, 334100, People’s Republic of China.

Terms of Directors and Executive Officers

One-third of our directors for the time being (or, if the number of our directors is not a multiple of three, the number nearest to but not greater than one-third) will retire from office by rotation at each annual general meeting. However, the chairman of our board of directors will not be subject to retirement by rotation or be taken into account in determining the number of our directors to retire in each year. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, or (ii) dies or is found by our company to be or becomes of unsound mind. Our officers are appointed by and serve at the discretion of the board of directors.

Board of Directors

Our board of directors currently consists of seven directors. The law of our home country, which is the Cayman Islands, does not require a majority of the board of directors of our company to be composed of independent directors, nor does the Cayman Islands law require a compensation committee or a nominating committee. We intend to follow our home country practice with regard to composition of the board of directors. We expect that all current directors will continue to serve in their current capacity after this offering. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested, provided that such director discloses the nature of his or her interest in such contract or arrangement. Our board of directors may exercise all of the powers of our company to borrow money, mortgage our undertakings, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or pledged as security for any obligation of our company or of any third party.

Committees of the Board of Directors

We have an audit committee, a compensation committee and a nominating committee under the board of directors the three committees. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Steven Markscheid, Zibin Li and Wing Keong Siew, and is chaired by Steven Markscheid. All of the members of the audit committee satisfy the “independence” requirements of the NYSE Listed Company Manual, Section 303A, and meet the criteria for “independence” under Rule 10A-3 under the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	meeting separately and periodically with management and the independent auditors; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Haitao Jin, Kangping Chen and Steven Markscheid, and is chaired by Haitao Jin. Haitao Jin and Steven Markscheid satisfy the “independence” requirements of the NYSE Listed Company Manual, Section 303A, and meet the criteria for “independence” under Rule 10A-3 under the Exchange Act. Our home country practice differs from the NYSE rules that require the compensation committees of listed companies to be comprised solely of independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of compensation committees. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee is responsible for, among other things:

•	reviewing and approving the total compensation package for our three most senior executives;

•	reviewing and recommending to the board the compensation of our directors;

•

reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and determining the compensation level of our chief executive officer based on this evaluation;

•

reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans; and

•	reporting regularly to the full board of directors.

Nominating Committee

Our nominating and corporate governance committee consists of Zibin Li, Xiande Li and Steven Markscheid, and is chaired by Zibin Li. Zibin Li and Steven Markscheid satisfy the “independence” requirements of the NYSE Listed Company Manual, Section 303A, and meet the criteria for “independence” under Rule 10A-3 under the Exchange Act. Our home country practice differs from the NYSE rules that require the nominating committees of listed companies to be comprised solely of independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of nominating committees. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	identifying and recommending to the board nominees for election by the stockholders or appointment by the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board with regard to characteristics such as knowledge, skills, experience, expertise and diversity required for the board as a whole;

•	identifying and recommending to the board the directors to serve as members of the board’s committees;

•	developing and recommending to the board of directors a set of corporate governance guidelines and principles applicable to the company;

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

•	reporting regularly to the full board of directors.

Duties of Directors

Under Cayman Islands law, our directors have a common law duty of loyalty to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached. You should refer to “Description of Share Capital — Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Compensation of Directors and Executive Officers

All directors receive reimbursements from us for expenses necessarily and reasonably incurred by them for providing services to us or in the performance of their duties. Our directors who are also our employees receive compensation in the form of salaries in their capacity as our employees.

For the year ended December 31, 2009, we paid cash compensation in the aggregate amount of RMB7.0 million (US$1.0 million) to our executive officers and directors. The total amount we set aside for the pension or retirement or other benefits of our executive officers and directors was approximately RMB142,000 (US$20.9 thousand) for the year ended December 31, 2009. For options granted to officers and directors, see “— Share Incentive Plan.”

Share Incentive Plan

We adopted our 2009 Long Term Incentive Plan on July 10, 2009, which provides for the grant of incentive plan options, restricted shares, restricted share units, share appreciation rights and other share-based awards, referred to as the “Awards.” The purpose of the 2009 Long Term Incentive Plan is to attract, retain and motivate key directors, officers and employees responsible for the success and growth of our company by providing them with appropriate incentives and rewards and enabling them to participate in the growth of our company.

Plan Administration.  Our 2009 Long Term Incentive Plan is administered by a committee appointed by our board of directors or in the absence of a committee, our board of directors. In each case, our board of directors or the committee will determine the provisions and terms and conditions of each award grant, including, but not limited to, the exercise price, time at which each of the Awards will be granted, number of shares subject to each Award, vesting schedule, form of payment of exercise price and other applicable terms. The plan administrator may also grant Awards in substitution for options or other equity interests held by individuals who become employees of our company as a result of our acquisition or merger with the individual’s employer. If necessary to conform the Awards to the interests for which they are substitutes, the plan administrator may grant substitute Awards under terms and conditions that vary from those that the 2009 Long Term Incentive Plan otherwise requires. Notwithstanding anything in the foregoing to the contrary, any Award to any participant who is a U.S. taxpayer will be adjusted appropriately to comply with Code Section 409A or 424, if applicable.

Award Agreement.  Awards granted under our 2009 Long Term Incentive Plan are evidenced by an Award Agreement that sets forth the terms, conditions and limitations for each award grant, which includes, among other things, the vesting schedule, exercise price, type of option and expiration date of each award grant.

Eligibility.  We may grant awards to an employee, director or consultant of our company, or any business, corporation, partnership, limited liability company or other entity in which our company holds a substantial ownership interest, directly or indirectly, but which is not a subsidiary and which in each case our board of directors designates as a related entity for purposes of the 2009 Long Term Incentive Plan.

Option Term.  The term of each option granted under the 2009 Long Term Incentive Plan may not exceed ten years from the date of grant. If an incentive stock option is granted to an eligible participant who owns more than 10% of the voting power of all classes of our share capital, the term of such option shall not exceed five years from the date of grant.

Exercise Price.  In the case of non-qualified stock option, the per share exercise price of shares purchasable under an option shall be determined by our board of directors and specified in the Award Agreement. In the case of incentive stock option, the per share exercise price of shares purchasable under an option shall not be less than 100% of the fair market value per share at the time of grant. However, if we grant an incentive stock option to an employee, who at the time of that grant owns shares representing more than 10% of the total combined voting power of all classes of our share capital, the exercise price is at least 110% of the fair market value of our ordinary shares on the date of that grant.

Amendment and Termination.  Our board of directors may amend, suspend or terminate the 2009 Long Term Incentive Plan at any time and for any reason, provided that no amendment, suspension, or termination shall be made that would alter or impair any rights and obligations of a participant under any award theretofore granted without such participant’s consent. Unless terminated earlier, our 2009 Long Term Incentive Plan shall continue in effect for a term of ten years from the effective date of the 2009 Long Term Incentive Plan.

We have granted options to purchase 4,536,480 ordinary shares to certain of our directors, officers and employees. As of the date of this prospectus, options to purchase 4,272,130 ordinary shares are outstanding. The following table sets forth our option grants since the adoption of our 2009 Long Term Incentive Plan:

Name	Number of Shares		Exercise Price	Grant Date	Expiration Date
			(US$ per share)
Zibin Li	*		2.08	August 28, 2009	August 28, 2016
Steven Markscheid	*		2.08	September 15, 2009	September 15, 2016
Zhiqun Xu	*		2.08	August 28, 2009	August 28, 2016
Musen Yu	*		2.08	August 28, 2009	August 28, 2016
Longgen Zhang	953,200		2.08	August 28, 2009	October 1, 2013
Arturo Herrero	635,480		2.08	April 12, 2010	April 12, 2017
Guoxiao Yao	650,000		2.08	April 12, 2010	April 12, 2017
Other employees	2,297,800	(1)	2.08	August 28, 2009 to April 26, 2010	August 28, 2016 to April 26, 2017

*	Less than 1% of our outstanding share capital

(1)	Includes 264,350 ordinary shares underlying forfeited options

Employment Agreements

We entered into employment agreements with each of our senior executive officers in March 2008, except for our chief financial officer. In September 2008, Paker entered into an employment agreement with our chief financial officer. In December 2008, JinkoSolar entered into an employment agreement with our chief financial officer and terminated the employment agreement between him and Paker. These employment agreements became effective on the signing date and will remain effective for three years after our initial public offering unless they are terminated for cause by either party. We may terminate a senior executive officer’s employment for cause, at any time, without prior notice or remuneration, for certain acts of the officer, including, but not limited to, failure to satisfy our job requirements during the probation period, a material violation of our regulations, failure to perform agreed duties, embezzlement that causes material damage to us, or conviction of a crime. A senior executive officer may terminate his or her employment for cause at any time, including, but not limited to, our failure to pay remuneration and benefits or to provide a safe working environment pursuant to the employment agreement, or our engagement in deceptive or coercive conduct that causes him or her to sign the agreement. If a senior executive officer breaches any terms of the agreement, which leads to results, including, but not limited to, termination of the agreement, resignation without notice, or failure to complete resignation procedures within the stipulated period, he or she shall be responsible for our economic losses and shall compensate us for such losses.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of the date of this prospectus, by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5.0% of our ordinary shares; and

•	each of the selling shareholders.

We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders.

The following table excludes any ordinary shares that may be sold by our founder selling shareholders pursuant to the exercise of the over-allotment option.

	Ordinary Shares Beneficially Owned Prior to this Offering(1)(2)		Ordinary Shares Being Sold in this Offering(1)	Ordinary Shares Beneficially Owned after Offering(1)(2)(3)
	Number	%	Number	Number	%
Directors and Executive Officers:
Xiande Li(4)	22,742,750	26.16	600,000	22,142,750	23.33
Kangping Chen(5)	13,645,700	15.70	360,000	13,285,700	13.99
Xianhua Li(6)	9,097,100	10.47	240,000	8,857,100	9.33
Wing Keong Siew	—	—	—	—	—
Haitao Jin	—	—	—	—	—
Zibin Li	—	—	—	—	—
Steven Markscheid	—	—	—	—	—
Longgen Zhang(7)	—	—	—	—	—
Arturo Herrero(8)	—	—	—	—	—
Guoxiao Yao(9)	—	—	—	—	—
All Directors and Executive Officers as a group	45,485,550	52.33	1,200,000	44,285,550	46.65
Principal and Selling Shareholders:
Brilliant Win Holdings Limited(4)	22,742,750	26.16	600,000	22,142,750	23.33
Yale Pride Limited(5)	13,645,700	15.70	360,000	13,285,700	13.99
Peaky Investments Limited(6)	9,097,100	10.47	240,000	8,857,100	9.33
SCGC Capital Holding Company Limited(10)	4,235,350	4.87	847,052	3,388,298	3.57
New Goldensea (Hong Kong) Group Company Limited(11)	2,246,000	2.58	660,316	1,585,684	1.67
Pitango Venture Capital Fund V, L.P. and Pitango Venture Capital Principals Fund V, L.P.(12)	2,246,000	2.58	891,228	1,354,772	1.43
Everbest International Capital Limited(13)	2,012,000	2.31	800,000	1,212,000	1.28
CIVC Investment Ltd.(14)	1,604,250	1.85	638,856	965,394	1.02
TDR Investment Holdings Corporation(15)	962,550	1.11	962,548	2	0

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting and investment power with respect to the securities. Except as indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.

(2)	For each person included in this table, percentage ownership prior to this offering and percentage of the ordinary shares being sold in this offering are calculated by dividing the number of shares beneficially owned or being sold by such person or group by the sum of (i) 86,927,850, being the sum of the number of ordinary shares outstanding as of the date of this prospectus, and (ii) the number of ordinary shares underlying share options and other awards exercisable by such person within 60 days after the date of this prospectus. Percentage ownership after this offering is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 94,927,850, being the number of ordinary shares outstanding immediately after the completion of this offering, and (ii) the number of ordinary shares underlying share options and other awards exercisable by such person within 60 days after the date of this prospectus.

(3)	Assumes no exercise of the underwriters’ option to purchase additional ADSs.

(4)	Represents 22,742,750 ordinary shares held by Brilliant Win Holdings Limited, a British Virgin Islands company which is wholly owned by HSBC International Trustee Limited in its capacity as trustee of an irrevocable trust constituted under the laws of the Cayman Islands, with Xiande Li as the settlor and Yixuan Li, daughter of Xiande Li and Cypress Hope Limited, a British Virgin Islands company wholly owned by Xiande Li, as the beneficiaries. The trust was established for the purposes of Xiande Li’s wealth management and family succession planning. HSBC International Trustee Limited as trustee of the irrevocable trust will indirectly hold the shares of Brilliant Win Holdings Limited which in turn holds our ordinary shares. HSBC International Trustee Limited is a professional trustee company wholly owned by HSBC Holdings plc, a public company and is ultimately controlled by the board of directors of HSBC Holdings plc which is answerable to the shareholders of HSBC Holdings plc. Xiande Li is the sole director of Brilliant Win Holdings Limited and as such has the power to vote and dispose of the ordinary shares held by Brilliant Win Holdings Limited, subject to the powers of HSBC International Trustee Limited as trustee. Therefore, Xiande Li is the beneficial owner of all our ordinary shares held by Brilliant Win Holdings Limited. The beneficiaries are also beneficial owners of our ordinary shares held by Brilliant Win Holdings Limited. The registered address of Brilliant Win Holdings Limited is Quastisky Building, PO Box 4389, Road Town, Tortola, British Virgin Islands. Mr. Li is a brother of Mr. Xianhua Li and the brother-in-law of Mr. Kangping Chen. Immediately after this offering, the number of shares held by Brilliant Win Holdings Limited will be reduced to 22,142,750 shares.

(5)	Represents 13,645,700 ordinary shares held by Yale Pride Limited, a British Virgin Islands company which is wholly owned by HSBC International Trustee Limited in its capacity as trustee of an irrevocable trust constituted under the laws of the Cayman Islands, with Kangping Chen as the settlor and Min Liang, Dong Chen, Xuanle Chen and Xiaoxuan Chen, all of whom are family members of Kangping Chen, and Charming Grade Limited, a British Virgin Islands company wholly owned by Kangping Chen, as the beneficiaries. The trust was established for the purposes of Kangping Chen’s wealth management and family succession planning. HSBC International Trustee Limited as trustee of the irrevocable trust will indirectly hold the shares of Yale Pride Limited which in turn holds our ordinary shares. HSBC International Trustee Limited is a professional trustee company wholly owned by HSBC Holdings plc, a public company and is ultimately controlled by the board of directors of HSBC Holdings plc which is answerable to the shareholders of HSBC Holdings plc. Kangping Chen is the sole director of Yale Pride Limited and as such has the power to vote and dispose of the ordinary shares held by Yale Pride Limited, subject to the powers of HSBC International Trustee Limited as trustee. Therefore, Kangping Chen is the beneficial owner of all our ordinary shares held by Yale Pride Limited. The beneficiaries are also beneficial owners of our ordinary shares held by Yale Pride Limited. The registered address of Yale Pride Limited is Quastisky Building, PO Box 4389, Road Town, Tortola, British Virgin Islands. Mr. Chen is the brother-in-law of Mr. Xiande Li. Immediately after this offering, the number of shares held by Yale Pride Limited will be reduced to 13,285,700 shares.

(6)

Represents 9,097,100 ordinary shares held by Peaky Investments Limited, a British Virgin Islands company which is wholly owned by HSBC International Trustee Limited in its capacity as trustee of an irrevocable trust constituted under the laws of the Cayman Islands, with Xianhua Li as the settlor and Jianfen Sheng, Sheng Li and Muxin Li, all of whom are family members of Xianhua Li, and Talent Galaxy Limited, a British Virgin Islands company wholly owned by Xianhua Li, as the beneficiaries. The trust was established for the purposes of Xianhua Li’s wealth management and family succession planning. HSBC International Trustee Limited as trustee of the irrevocable trust will indirectly hold the shares of Peaky Investments Limited which in turn holds our ordinary shares. HSBC International Trustee Limited is a professional trustee company wholly owned by HSBC Holdings plc, a public company and is ultimately controlled by the board of directors of HSBC Holdings plc which is answerable to the shareholders of HSBC Holdings plc. Xianhua Li is the sole director of Peaky Investments Limited and as such has the power to vote and dispose of the ordinary shares held by Peaky Investments Limited, subject to the powers of HSBC International Trustee Limited as trustee. Therefore, Xianhua Li is the beneficial owner of all our ordinary shares held by Peaky Investments Limited. The beneficiaries are also beneficial owners of our ordinary shares held by Peaky Investments Limited. The registered address of Peaky Investments Limited is Quastisky Building, PO Box 4389, Road Town, Tortola, British Virgin Islands. Mr. Li is a brother of Mr. Xiande Li. Immediately after this offering, the number of shares held by Peaky Investments Limited will be reduced to 8,857,100 shares.

(7)	Pursuant to the share option agreement between Longgen Zhang and us under the 2009 Long Term Incentive Plan, Longgen Zhang has been granted the option to acquire 953,200 ordinary shares, representing 1.5% of our issued and outstanding shares on a fully-diluted basis immediately before this offering. Longgen Zhang is not a shareholder of our company.

(8)	Pursuant to the share option agreement between Arturo Herrero and us under the 2009 Long Term Incentive Plan, Arturo Herrero has been granted the option to acquire 635,480 ordinary shares, representing 1.0% of our issued and outstanding shares on a fully-diluted basis immediately before this offering, which is exercisable 90 days following the effective date of this registration statement which includes this prospectus. Arturo Herrero is not a shareholder of our company.

(9)	Pursuant to the share option agreement between Guoxiao Yao and us under the 2009 Long Term Incentive Plan, Guoxiao Yao has been granted the option to acquire 650,000 ordinary shares, representing approximately 1.02% of our issued and outstanding shares on a fully-diluted basis immediately before this offering, which is exercisable 90 days following the effective date of this registration statement which includes this prospectus. Guoxiao Yao is not a shareholder of our company.

(10)	Represents 4,235,350 ordinary shares owned by SCGC Capital Holding Company Limited which is a limited liability company organized and existing under the laws of the British Virgin Islands with its registered address at 11F, Investment Building, No.4009 Shennan Road, Futian District, Shenzhen, China. SCGC Capital Holding Company Limited holds 50% of the ordinary shares and 50% of the preference shares of CIVC Investment Ltd., a Cayman Islands company, with its registered address at c/o ATC (Hong Kong) Ltd., Suit 3713, The Center, 99 Queen’s Road Central, Hong Kong. SCGC Capital Holding Company Limited is a wholly-owned subsidiary of Shenzhen Capital (Hong Kong) Company Limited, which is in turn a wholly-owned subsidiary of Shenzhen Capital Group Co., Ltd. Shenzhen Capital Group Co., Ltd. is held by several legal entities, including several publicly listed companies. The largest shareholder of Shenzhen Capital Group Co., Ltd. is the State-owned Assets Supervision and Administration Commission of Shenzhen which directly holds 36.32% of the share capital of Shenzhen Capital Group Co., Ltd. The board of directors of SCGC Capital Holding Company Limited has voting or dispositive powers over the shares held by SCGC Capital Holding Company. Mr. Haitao Jin, Mr. Dongsheng Sun, Mr. Qing Fan, Mr. Wanshou Li, Mr. Zhiwu Yuan and Mr. Rongzhi Liu are the directors of SCGC Capital Holding Company Limited. These individuals collectively have voting or dispositive powers of the shares held by SCGC Capital Holding Company Limited. Immediately after this offering, the number of shares held by SCGC Capital Holding Company Limited will be reduced to 3,388,298 shares.

(11)	Represents 2,246,000 ordinary shares owned by New Goldensea (Hong Kong) Group Company Limited, or New Goldensea, a Hong Kong company with its registered address at 1st Floor, Chung Nam House, No. 59 Des Voeux Road, Central, Hong Kong. Mr. Weiguang Ding and Mr. Hongguang Ding are the directors of New Goldensea. These individuals collectively have voting or dispositive powers of the shares held by New Goldensea. Immediately after this offering, the number of shares held by New Goldensea will be reduced to 1,585,684 shares.

(12)

Represents 2,246,000 ordinary shares owned by Pitango Venture Capital Fund V, L.P. and Pitango Venture Capital Principals Fund V, L.P., both Cayman limited partnerships with their registered address at c/o M&C Corporate Services Limited P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104 Cayman Islands and address for communication is 11 Hamenofim, ST. Bldg B, Heriliya, 46725, Israel. Pitango V.C. Fund IV, L.P. is the general partner of these two limited partnerships with its own general partner being Pitango G.P. Capital Holdings Ltd. an Israeli company owned indirectly by the following individuals: Rami Kalish, Chemi J. Peres, Aaron Mankovski, Isaac Hillel, Rami Beracha

and Zeev Binman, who share voting and investment power of the Company’s shares. None of these individuals has sole voting or investment power of the Company’s shares. Immediately after this offering, the number of shares held by Pitango will be reduced to 1,354,772 shares.

(13)	Representing 2,012,000 ordinary shares owned by Everbest International Capital Limited, or Everbest, which is a limited liability company organized and existing under the Companies Ordinance of Hong Kong with its registered address at Room 105, BLK A, Cambridge Plaza, 188 San Wan Road, Sheung Shui, N.T. Hong Kong. Cyanite Investments Limited, a limited liability company incorporated and existing under the laws of British Virgin Islands with its registered address at P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands, holds 99% of the ordinary shares of Everbest. Mr. Ruben Molina Francisco is the sole shareholder of Cyanite Investments Limited. Mr. Yansang Hui holds 1% of the ordinary shares of Everbest. Mr. Yansang Hui and Mr. Ruben Molina Francisco are the directors of both Cyanite Investments Limited and Everbest. These individuals collectively have voting or dispositive powers of the shares held by Everbest. Immediately after this offering, the number of shares held by Everbest will be reduced to 1,212,000 shares.

(14)	Represents 1,604,250 ordinary shares owned by CIVC Investment Ltd., or CIVC, which is a Cayman Islands company, with its registered address at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. SCGC Capital Holding Company Limited holds 50% of the ordinary and preference shares and Ainsbury Properties Limited holds 50% of the preference shares of CIVC. VSPR Ltd holds 40%, and Neurone holds 10% of the ordinary shares of CIVC. Mr. Haitao Jin and Mr. Wanjun Tang, Mr. Yigal Livne and Mr. Peretz Winkler are the directors of CIVC. These individuals, together with Amiram Dotan collectively, have voting or dispositive powers of the shares held by CIVC. Immediately after this offering, the number of shares held by CIVC will be reduced to 965,394 shares.

(15)	Represents 962,550 ordinary shares owned by TDR Investment Holdings Corporation, or TDR, a company organized and existing under the laws of British Virgin Islands with its registered address at Commence Chambers, P.O. Box 2208, Road Town, Tortola, British Virgin Islands. Mr. Ruiping Wang, Mr. Edward Michael Rule and Mr. Xun Guo are the directors of TDR. These individuals collectively have voting or dispositive powers of the shares held by TDR. Immediately after this offering, the number of shares held by TDR will be reduced to two shares.

Each of the principal and selling shareholders named above acquired its shares in offerings which were exempted from registration under the Securities Act because they involved either private placements or offshore sales to non-U.S. persons.

As of October 25, 2010, approximately 23,340,000 ordinary shares in the form of ADSs, or 26.85% of our total outstanding shares prior to this offering were held on behalf of shareholders domiciled in the United States.

None of our shareholders has different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Pursuant to our audit committee charter, all transactions or arrangements with related parties, including directors, executive officers, beneficial owners of 5% or more of our voting securities and their respective affiliates, associates and related parties, require the prior review and approval of our audit committee, regardless of the dollar amount involved in such transactions or arrangements.

Restructuring

Share Repurchase and Share Split of JinkoSolar

On August 3, 2007, Greencastle was incorporated under the laws of the Cayman Islands. On December 4, 2007, Wholly Globe, a British Virgin Islands company controlled by our founders, acquired all the equity interest in Greencastle. On October 17, 2008, Wholly Globe distributed all the 50,000 ordinary shares of Greencastle to three companies owned by our founders and ceased to be a shareholder of Greencastle. On October 21, 2008, Greencastle changed its name to JinkoSolar Holding Co., Ltd. On December 16, 2008, we repurchased a total of 49,997 ordinary shares from the three companies, with each company holding one remaining ordinary share and reduced our share capital from US$50,000 before the repurchase to US$10,000. Subsequently, we subdivided our share capital into 10,000,000 shares consisting of 9,743,668 ordinary shares, 107,503 series A redeemable convertible preferred shares and 148,829 series B redeemable convertible preferred shares, each at par value of US$0.001 per share. As a result, each share held by each of the three companies owned by our founders was subdivided into 1,000 ordinary shares at par value of US$0.001 per share. References to numbers of shares, price per share, earnings per share and par value per share in this paragraph have not been adjusted to give effect to the 2009 Share Split discussed below.

On September 15, 2009, we effected the 2009 Share Split, pursuant to which each of the ordinary shares, series A redeemable convertible preferred shares and series B redeemable convertible preferred shares was subdivided into 50 shares of the relevant class.

Share Split of Paker

On November 10, 2006, Paker was incorporated under the laws of Hong Kong. On May 30, 2008, Paker increased its authorized number of shares by effecting a share split of 1 for 1,000 shares for its ordinary shares. As a result, the total outstanding number of shares increased to 400,000 from 400. On the same day, Paker effected a share split in the form of a stock dividend of 600,000 ordinary shares at par value of HK$0.001 to Xiande Li, Kangping Chen and Xianhua Li on a pro rata basis. Immediately after completion of the share split, Paker’s authorized number of shares increased to 10,000,000 shares with par value of HK$0.001 per share, with an aggregate of 1,000,000 outstanding ordinary shares.

Share Exchange

On December 11, 2008, we entered into a Share Subscription Agreement with Paker, Xiande Li, Kangping Chen, Xianhua Li, Wealth Plan, Flagship, Everbest, SCGC, CIVC, Pitango, TDR and New Goldensea, pursuant to which, all the shareholders of Paker exchanged the shares they held in Paker for the shares of JinkoSolar of the same classes, and as a result, Paker became our wholly-owned subsidiary.

See “Our Corporate History and Structure — Offshore Reorganization.”

Shareholders Agreement

In connection with our offshore reorganization, we entered into a shareholders agreement dated December 16, 2008, with, among others, Xiande Li, Kangping Chen, Xianhua Li, Flagship and SCGC, or the Shareholders Agreement. The Shareholders Agreement was amended on September 15, 2009. Upon the completion of our initial public offering, the Shareholders Agreement was terminated, with the exception of the provisions described below. See “Description of Share Capital — History of Share Issuances and Other Financings.” The key terms of the Shareholders Agreement as amended are set forth below:

Registration Rights

We have granted registration rights to the holders of our series A and series B redeemable convertible preferred shares and to Wealth Plan in connection with the ordinary shares it holds. For a detailed description of the registration rights, see “Description of Share Capital — Registration Rights.” These registration rights will remain in effect after completion of this offering. The selling shareholders (other than the founder selling shareholders) in this offering are offering ADSs pursuant to their registration rights.

Indemnification

We will indemnify and hold harmless each holder of our registrable securities, or securities holder, against any losses, claims, damages or liabilities arising out of untrue statements or omissions of material facts, or any other violations of applicable securities laws by us, as long as such untrue statement, omissions, or violations do not occur in reliance upon written information furnished by any securities holder for use in connection with the registration, under which circumstances, such securities holder will indemnify us and hold us harmless against any losses, claims, damages or liabilities arising out of the untrue statement, omissions, or violations.

Appointment of Directors

We and our existing shareholders have agreed to take all steps necessary to maintain, in the board of directors, three directors appointed by Xiande Li, Kangping Chen and Xianhua Li, one director appointed by Flagship and one director appointed by the holders of our series B redeemable convertible preferred shares until November 10, 2010, being the date of the expiry of the lock-up period provided in the underwriting agreement relating to our initial public offering.

Transactions with Certain Directors, Shareholders and Affiliates

Transactions with Jiangxi Desun

Acquisition of Equity Interest and Share Pledge

In June 2006, Jiangxi Desun was established by Min Liang, Xiande Li and Xiafang Chen with a registered capital of RMB8 million. In January 2007, Min Liang and Xiafang Chen, who are immediate family members of Kangping Chen and Xiande Li, transferred the equity interest they held in Jiangxi Desun to Kangping Chen and Xiande Li, respectively. Given that the transfer was made between immediate family members, there was no change in the ownership of Jiangxi Desun as a result of this transfer. In January 2007, Xianhua Li, brother of Xiande Li, subscribed for the newly issued capital of Jiangxi Desun, and at the same time, Xiande Li and Kangping Chen made additional capital contributions to Jiangxi Desun, thereby increasing the registered capital of Jiangxi Desun to RMB20 million. As a result, Xiande Li, Kangping Chen and Xianhua Li became the only three shareholders of Jiangxi Desun, holding 50%, 30% and 20%, respectively, of the equity interest of Jiangxi Desun. In connection with our 2007 Restructuring, Paker subscribed for the newly issued equity interest in Jiangxi Desun at a total consideration of HK$10 million and became a holder of a 34.9% equity interest in Jiangxi Desun on February 28, 2007. After the subscription of the equity interest by Paker, Xiande Li, Kangping Chen, Xianhua Li and Paker held 32.6%, 19.5%, 13.0% and 34.9% of the equity interest in Jiangxi Desun. In May 2007, Paker, Xiande Li, Kangping Chen and Xianhua Li made additional capital contributions in the amount of HK$5 million, HK$10.1 million, HK$6.1 million and HK$4.1 million, respectively, to Jiangxi Desun and changed their equity interest holding percentages in Jiangxi Desun to 27.0%, 36.5%, 21.9% and 14.6%, respectively. In August 2007, Paker, Xiande Li, Kangping Chen and Xianhua Li made additional capital contributions in the amount of HK$7.5 million, HK$10.1 million, HK$6.1 million and HK$4.1 million, respectively, to Jiangxi Desun on a pro rata basis.

On February 27, 2007, Paker, Xiande Li, Kangping Chen and Xianhua Li entered into a share pledge agreement, or the share pledge agreement, pursuant to which Xiande Li, Kangping Chen and Xianhua Li pledged their equity interest in Jiangxi Desun to Paker and waived all their voting rights and other beneficial rights in Jiangxi Desun. As a result of such share pledge agreement, Paker obtained 100% of the voting control over and economic interest in Jiangxi Desun, while Xiande Li, Kangping Chen and Xianhua Li continued to retain the ownership of the equity interest of Jiangxi Desun.

On July 25, 2008, Paker, Xiande Li, Kangping Chen and Xianhua Li entered into a share pledge termination agreement, pursuant to which the parties terminated the share pledge agreement. In December 2008, Jiangxi Desun distributed after-tax profit in an amount of RMB57.8 million to Paker under the terms of the share pledge agreement.

As part of our 2008 Restructuring, on July 28, 2008, Paker sold all the equity interest it held in Jiangxi Desun to a third party. As the result of the 2008 Restructuring, our founders and substantial shareholders, Xiande Li, Kangping Chen and Xianhua Li each holds more than 10%, and collectively hold an aggregate of 73%, of the equity interest in Jiangxi Desun.

Equipment Purchase and Plant Leasing

As part of our 2008 Restructuring, in February 2008, Jiangxi Jinko acquired office equipment at approximately RMB430.0 thousand in cash from Jiangxi Desun.

In addition, on January 1, 2008, Jiangxi Jinko entered into a plant leasing agreement with Jiangxi Desun, pursuant to which Jiangxi Jinko leased plants with an aggregate gross floor area of approximately 15,282 square meters from Jiangxi Desun. The annual rent under this leasing agreement is RMB1,100,304 and the lease term is ten years.

Guarantees

Historically, Jiangxi Jinko and Jiangxi Desun provided guarantees for each other’s loan repayment obligations. On April 3, 2008, in connection with a loan agreement between Jiangxi Desun and Industrial Bank Co., Ltd., Nanchang Branch, or Nanchang Industrial Bank, for a short-term loan in the principal amount of RMB11.0 million, Jiangxi Jinko entered into a guarantee agreement with Nanchang Industrial Bank, pursuant to which Jiangxi Jinko guaranteed Jiangxi Desun’s obligations to repay the loan on March 28, 2009.

On July 15, 2008, in connection with a loan agreement between Jiangxi Jinko and Nanchang Industrial Bank for a short-term loan in the principal amount of RMB10.0 million, Jiangxi Desun entered into a guarantee agreement with Nanchang Industrial Bank, pursuant to which Jiangxi Desun provided a guarantee for Jiangxi Jinko’s obligations to repay the loan on July 3, 2009.

These two loans were duly repaid on February 6, 2009 by Jiangxi Jinko and Jiangxi Desun respectively, whereupon the two corresponding guarantee agreements ceased to be effective.

On May 21, 2009, Jiangxi Desun entered into a guarantee agreement with China Merchants Bank, Nanchang Zhan Qian Xi Lu sub-branch, or Zhan Qian Xi Lu China Merchants Bank, pursuant to which Jiangxi Desun has agreed to guarantee in full Jiangxi Jinko’s repayment obligation to Zhan Qian Xi Lu China Merchants Bank of up to RMB20 million under the credit line agreement between Jiangxi Jinko and Zhan Qian Xi Lu China Merchants Bank dated May 21, 2009. As of June 30, 2010, the principal outstanding amount under the credit line and subject to the guarantee was nil.

Mortgage

On May 14, 2009, in connection with a loan agreement between Jiangxi Jinko and Shangrao Bank of China, for a short-term loan in the principal amount of RMB17 million, Jiangxi Desun entered into a mortgage contract with Shangrao Bank of China, pursuant to which Jiangxi Desun secured Jiangxi Jinko’s obligations to repay the loan with its assets.

See “Our Corporate History and Structure — Our Domestic Restructuring” for details regarding acquisition of equity interest, share pledge, equity purchase and plant leasing described above.

Transactions with ReneSola Ltd.

Since our inception in June 2006, we have sold recovered silicon materials to Zhejiang Yuhui Solar Energy Source Co., Ltd., or Zhejiang Yuhui, a subsidiary of ReneSola, a company controlled by Xianshou Li, brother of Xiande Li and Xianhua Li. For the years ended December 31, 2007 and 2008, we sold RMB379.0 million and RMB584.0 million, respectively, of recovered silicon materials to Zhejiang Yuhui.

In July 2007, Jiangxi Desun entered into a supply contract with Zhejiang Yuhui, pursuant to which Jiangxi Desun agreed to supply Zhejiang Yuhui with 240 metric tons of recovered silicon materials in 2008, with the price subject to renegotiation if the change in the market prices exceeds the benchmark provided in the supply contract. In May 2008, Jiangxi Jinko entered into an assignment agreement with Zhejiang Yuhui and Jiangxi Desun, under which Jiangxi Desun transferred all its rights and obligations under the supply contract with Zhejiang Yuhui to Jiangxi Jinko.

In 2008, we sold RMB45 million of monocrystalline ingots to Zhejiang Yuhui.

In 2007 and 2008, we provided processing services to Zhejiang Yuhui, with service fees of RMB2.4 million and RMB2.9 million, respectively.

In 2009, we sold RMB28.0 million of recovered silicon materials and provided processing services of RMB0.3 million to Zhejiang Yuhui.

We received an aggregate of approximately RMB487.6 million and RMB465.8 million of prepayments from Zhejiang Yuhui under our supply contracts with Zhejiang Yuhui in 2007 and 2008, respectively. Advances from Zhejiang Yuhui amounted to RMB92.4 million and nil as of December 31, 2007 and 2008, respectively.

In addition, we purchased RMB26.3 million of multicrystalline wafers from Zhejiang Yuhui in order to fulfill our obligations under existing sales contracts in 2008.

In the six months ended June 30, 2010, we purchased RMB6.3 million (US$0.9 million) of raw materials from Zhejiang Yuhui.

As of December 31, 2008, our accounts receivable due from Zhejiang Yuhui amounted to RMB69.1 million.

As of December 31, 2009, our accounts receivable due from Zhejiang Yuhui amounted to RMB100.4 thousand (US$14.8 thousand).

As of June 30, 2010, our accounts receivable due from Zhejiang Yuhui amounted to RMB100.4 thousand (US$14.8 thousand).

These transactions were entered into on an arm’s length basis, and we believe the pricing terms were comparable to terms that could have been obtained from independent third parties.

Transactions with Zhejiang Yuhuan Solar Energy Source Co. Ltd.

In September 2007, we entered into a short-term loan agreement with Zhejiang Yuhuan Solar Energy Source Co. Ltd, or Yuhuan Solar, a PRC company controlled by Mr. Xianshou Li, brother of Xiande Li and Xianhua Li, pursuant to which we provided a RMB17.0 million short-term loan to Yuhuan Solar. The loan was due in September 2008. The loan was interest-free, unsecured and payable on demand. The loan was repaid by ReneSola in August 2008.

Transaction with Global Trade International Industrial Limited

In 2007, we purchased RMB22.2 million of raw materials from Global Trade, a Hong Kong company owned by Xiafang Chen, a sister of Kangping Chen and the wife of Xiande Li in 2007. Xiafang Chen disposed her equity interest in Global Trade in December 2007 and was no longer a shareholder of Global Trade.

Cash Advances, Loans and Guarantees

As of December 31, 2007, 2008 and 2009 and June 30, 2010, amounts due from related parties were RMB17.1 million, RMB69.1 million, RMB100.4 thousand (US$14.8 thousand) and RMB6.3 million (US$ 0.9 million) respectively.

•

As of December 31, 2007, amounts due from related parties included cash advances of RMB20.0 thousand, RMB57.5 thousand and RMB0.5 thousand to Huanwen Zhou, Min Yang and Xuejiao Chen, respectively. Xuejiao Chen is the sole owner of Tiansheng since November 27, 2007. The advances were traveling advances and were unsecured, interest free and had no fixed repayment term and were fully repaid by September 2008.

•	As of December 31, 2008, we had an amount due from Zhejiang Yuhui of RMB69.1 million under our supply contract with Zhejiang Yuhui. This amount due from Zhejiang Yuhui was unsecured and interest free.

•

As of December 31, 2009, we had an amount due from Zhejiang Yuhui of RMB100.4 thousand (US$14.8 thousand) under our supply contract with Zhejiang Yuhui. This amount due from Zhejiang Yuhui was unsecured and interest free.

•

As of June 30, 2010, we had an amount due from Zhejiang Yuhui of RMB6.1 million (US$0.9 million), primarily consisting of advances for our purchase of wafers from Zhejiang Yuhui. This amount due from Zhejiang Yuhui was unsecured and interest free. Amount due from related party as of June 30, 2010 also included RMB88.4 thousand (US$13.0 thousand) cash advances to Xiande Li and Kangping Chen. These cash advances represent traveling advances and were unsecured, interest free and had no fixed repayment term.

As of December 31, 2007, 2008, 2009 and June 30, 2010, amounts due to related parties were approximately RMB164.7 million, nil, RMB550.2 thousand (US$81.1 thousand) and RMB550.2 thousand (US$81.1 thousand), respectively.

•

As of December 31, 2007, amounts due to related parties included loans of RMB7.5 million, RMB3.0 million and RMB150 thousand from Kangping Chen, Xianhua Li and Huanwen Zhou, respectively. These loans, which were used to satisfy our short-term working capital needs, were unsecured, interest free and had no fixed repayment term and have been fully repaid. Amounts due to related parties as of December 31, 2007 also included long-term payables of RMB30.8 million, RMB18.5 million and RMB12.3 million to Xiande Li, Kangping Chen, Xianhua Li, respectively. These long-term payables represented equity investment in Jiangxi Desun by the shareholders.

•	As of December 31, 2009, amount due to related parties included other payables to Jiangxi Desun for leasing of land buildings of RMB550.2 thousand (US$81.1 thousand).

•	As of June 30, 2010, amount due to related parties primarily consisted of RMB550.2 thousand (US$81.1 thousand) for leasing of land buildings.

Each of Xiande Li, Kangping Chen and Xianhua Li entered into a guarantee agreement with Shangrao Bank of China, in February and March 2009 pursuant to which each of Xiande Li, Kangping Chen and Xianhua Li has agreed to guarantee in full Jingko’s repayment obligation to Shangrao Bank of China of up to RMB400 million during the period from December 25, 2008 to December 25, 2012. As of June 30, 2010, the principal amount outstanding, and subject to the guarantee, was RMB253.0 million (US$37.3 million).

Each of Xiande Li, Kangping Chen and Xianhua Li entered into a guarantee agreement with Zhan Qian Xi Lu China Merchants Bank on May 21, 2009, pursuant to which each of Xiande Li, Kangping Chen and Xianhua Li has agreed to guarantee in full Jiangxi Jinko’s repayment obligation to Zhan Qian Xi Lu China Merchants Bank of up to RMB20 million under the credit line agreement between Jiangxi Jinko and Zhan Qian Xi Lu China Merchants Bank dated May 21, 2009. As of June 30, 2010, the principal outstanding amount under the credit line and subject to the guarantee was nil.

Each of Xiande Li, Kangping Chen and Xianhua Li issued an individual unlimited liability guarantee letter to Shangrao Bank of China in December 2008, pursuant to which each of Xiande Li, Kangping Chen and Xianhua Li has agreed to guarantee in full Jiangxi Jinko’s repayment obligation to Shangrao Bank of China of up to RMB100 million under a credit line agreement between Jiangxi Jinko and Shangrao Bank of China dated December 25, 2008. As of June 30, 2010, the principal outstanding amount under this credit line agreement and subject to the guarantee was RMB41.0 million (US$6.0 million).

Each of Xiande Li, Kangping Chen and Xianhua Li will guarantee in full Jiangxi Jinko’s repayment obligation to Jiangxi Heji Investment Co., Ltd. under the loan agreement between Jiangxi Heji Investment Co., Ltd. and Jiangxi Jinko dated June 13, 2009 in relation to a three-year loan in the principal amount of RMB100 million. We borrowed RMB50.0 million from Heji Investment under the Heji Loan Agreement. In September and October 2009, we and Heji Investment re-arranged our borrowings under the Heji Loan Agreement into entrusted loans with an aggregate principal amount of RMB50.0 million pursuant to the Entrusted Loan Agreements with Agricultural Bank of China. In connection with the Entrusted Loan Agreements, our founders have entered into a maximum guarantee agreement with Agricultural Bank of China, pursuant to which our founders have agreed to guarantee Jiangxi Jinko’s obligation to repay loans issued by Agricultural Bank of China to Jiangxi Jinko from June 8, 2009 to June 7, 2012 of up to RMB50.0 million.

On June 28, 2009, Jiangxi Jinko and Haining Asset Management Co., Ltd., or Haining Asset, entered into a share pledge agreement, pursuant to which Jiangxi Jinko pledged its equity interest in Zhejiang Jinko to Haining Asset to guarantee Zhejiang Jinko’s repayment obligations under a loan agreement with Bank of China, Haining Branch, or Haining Bank of China with the principal amount of RMB50 million, which is guaranteed by Haining Asset. As of the date of this prospectus, the loan subject to the guarantee has been fully repaid and the share pledge agreement has been terminated.

On October 13, 2009, Xiande Li entered into a guarantee agreement with Haining Bank of China, pursuant to which Xiande Li has agreed to guarantee Zhejiang Jinko’s repayment obligation to Haining Bank of China of up to RMB50 million under a credit line agreement between Zhejiang Jinko and Haining Bank of China and other financing or credit arrangements between Zhejiang Jinko and Haining Bank of China during the period from October 13, 2009 to October 12, 2010. As of June 30, 2010, the principal outstanding amount under the credit line agreement and subject to the guarantee was RMB20 million (US$2.9 million).

On May 21, 2010, Xiande Li, Kangping Chen and Xianhua Li entered into an guarantee agreement with Nanchang Branch of China Minsheng Bank, pursuant to which each of Xiande Li, Kangping Chen and Xianhua Li has agreed to guarantee in full Jiangxi Jinko’s repayment obligation to Nanchang Branch of China Minsheng Bank of up to RMB20 million (US$2.9 million) under the credit line agreement between Jiangxi Jinko and Nanchang Branch of China Minsheng Bank dated May 21, 2010.

Share Incentives

See “Management — Share Incentive Plan.”

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our senior executive officers. Under these agreements, each of our executive officers is employed for three years after this offering unless they are terminated for cause by either party. We may terminate a senior executive officer’s employment for cause at any time, without prior notice or remuneration, for certain acts of the officer, including, but not limited to, failure to satisfy our job requirements during the probation period, a material violation of our regulations, failure to perform agreed duties, embezzlement that causes material damage to us, or conviction of a crime. A senior executive officer may terminate his or her employment for cause at any time, including, but not limited to, our failure to pay remuneration and benefits or to provide a safe working environment pursuant to the employment agreement, or our engagement in deceptive or coercive conduct that causes him or her to sign the agreement. If a senior executive officer breaches any terms of the agreement, which leads to results, including, but not limited to, termination of the agreement, resignation without notice, or failure to complete resignation procedures within the stipulated period, he or she shall be responsible for our economic losses and shall compensate us for such losses.

We have also entered into indemnification agreements with all of our directors, under which we agree to indemnify our directors for certain losses arising from actions taken in their capacities as our directors if certain conditions specified in the indemnification agreements are satisfied.

See also “Management — Employment Agreements” for details regarding employment agreements with our directors.

REGULATION

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.

Renewable Energy Law and Other Government Directives

On December 26, 2009, China revised its Renewable Energy Law, which originally became effective on January 1, 2006. The revised Renewable Energy Law became effective on April 1, 2010 and sets forth policies to encourage the development and on-grid application of solar energy and other renewable energy. The law also sets forth a national policy to encourage the installation and use of solar energy waterheating systems, solar energy heating and cooling systems, solar photovoltaic systems and other systems that use solar energy. It also provides financial incentives, such as national funding, preferential loans and tax preferential treatment for the development of renewable energy projects and authorizes the relevant pricing authorities to set favorable prices for electricity generated from solar and other renewable energy sources.

In January 2006, China’s National Development and Reform Commission, or the NDRC, promulgated an implementation directive for the renewable power generation industry that provides specific measures for setting the price of electricity generated from solar and other renewable energy sources and for allocating the costs associated with renewable power generation. The directive also delegates administrative and supervisory authority among government agencies at the national and provincial level and assigns part of the responsibility for implementing the Renewable Energy Law to electricity grid companies and power generation companies.

The solar power industry ranked prominently in the Guidelines of Prioritized Hi-tech Industrialization Areas in 2007 promulgated by the NDRC, Ministry of Science and Technology, Ministry of Commerce and State Intellectual Property Office on January 23, 2007.

On August 31, 2007, the NDRC promulgated the Medium and Long-Term Development Plan for the Renewable Energy Industry. This plan sets forth national policy to provide financial allowance and preferential tax regulations for the renewable energy industry. The PRC government similarly demonstrated its commitment to renewable energy in the Eleventh Five-Year Plan for Renewable Energy Development, which was promulgated by the NDRC in March 2008. In the third quarter of 2010, the NDRC approved a RMB5.0 trillion (US$739.0 billion) new energy plan, pending State Council approval. This new energy plan is intended to stimulate the development of selected energy industries over the next ten years. As of the date of this prospectus, this new energy plan has not been approved by the State Council.

The PRC government has promulgated a number of directives to support energy conservation and the use of solar energy. On April 1, 2008, the PRC Energy Conservation Law came into effect. Among other objectives, this law encourages the utilization and installation of solar power facilities on buildings for energy-efficiency purposes.

On September 4, 2006, China’s Ministry of Finance and Ministry of Construction jointly promulgated the Interim Measures for Administration of Special Funds for Application of Renewable Energy in Building Construction, pursuant to which the Ministry of Finance will arrange special funds to support the application of renewable energy systems in building structures, or BIPV applications, to enhance building energy efficiency, protect the environment and reduce consumption of fossil fuel energy. Under these measures, applications to provide hot water supply, refrigeration, heating and lighting are eligible for such special funds.

On March 23, 2009, China’s Ministry of Finance promulgated the Interim Measures for Administration of Government Subsidy Funds for Application of Solar Photovoltaic Technology in Building Structures, or the Interim Measures, to support the promotion of solar photovoltaic applications in China. Local governments are encouraged to issue and implement supporting policies for the development of solar photovoltaic technology. Under these Interim Measures, a subsidy of RMB20 per kWp covering BIPV applications installed on or after March 23, 2009 was set for 2009.

On July 16, 2009, China’s Ministry of Finance, Ministry of Science and Technology and Resource Bureau of the NDRC jointly published an announcement containing the guidelines for the Golden Sun Demonstration Program. Under the program, the PRC government will provide, up to 20 MW of PV projects per province, a 50% to 70% subsidy for the capital costs of PV systems and the relevant power transmission and distribution systems. The program further provides that each PV project must have a minimum capacity of 300 kWp with an operation period of not less than 20 years. On September 21, 2010, China’s Ministry of Finance, Ministry of Science and Technology and Ministry of Housing and Urban-Rural Development jointly released an announcement to strengthen the administration of, and provide details for, the implementation of the Golden Sun Demonstration Program and government subsidies for BIPV applications. Among other things, the announcement clarified that the PRC government will subsidize 50% of the cost of key equipment for on-grid PV projects and 70% of that for off-grid PV projects in remote regions. In addition, the government will offer subsidies of RMB4 per watt for on-grid PV projects, RMB6 per watt for BIPV projects and RMB10 per watt for off-grid PV projects in remote regions.

On September 26, 2009, the PRC State Council approved and circulated the Opinions of National Development and Reform Commission and other Nine Governmental Authorities on Restraining the Production Capacity Surplus and Duplicate Construction in Certain Industries and Guiding the Industries for Healthy Development. These opinions concluded that polysilicon production capacity in China has exceeded demand and adopted a policy to impose more stringent requirements on the construction of new facilities for manufacturing polysilicon in China. These opinions also stated in general terms that the government should encourage polysilicon manufacturers to enhance cooperation and affiliation with downstream solar product manufacturers to expand their product lines. However, these opinions do not provide any detailed measures for the implementation of this policy. As we are not a polysilicon manufacturer and do not expect to manufacture polysilicon in the future, we believe the issuance and circulation of these opinions will not have any material impact on our business.

On October 10, 2010, the PRC State Council promulgated a decision to accelerate the development of seven strategic new industries. Pursuant to this decision, the PRC government will promote the popularization and application of solar thermal technologies by increasing tax and financial policy support, encouraging investment and providing other forms of beneficial support.

Environmental Regulations

We believe our solar power product manufacturing processes generate material levels of noise, waste water, gaseous emissions and other industrial wastes in the course of our business operations. We are subject to a variety of government regulations related to the storage, use and disposal of hazardous materials. The major environmental regulations applicable to us include the Environmental Protection Law of the PRC, the PRC Law on the Prevention and Control of Noise Pollution, the PRC Law on the Prevention and Control of Air Pollution, the PRC Law on the Prevention and Control of Water Pollution, the PRC Law on the Prevention and Control of Solid Waste Pollution, the PRC Law on Evaluation of Environmental Affects and the Regulations on the Administration of Construction Project Environmental Protection. See “Risk Factors—Risks Related to Our Business and Our Industry—Compliance with environmental and safe production regulations can be costly, while non-compliance with such regulations may result in adverse publicity and potentially significant monetary damages, fines and suspension of our business operations.”

Restriction on Foreign Businesses

The principal regulation governing foreign ownership of solar power businesses in the PRC is the Foreign Investment Industrial Guidance Catalog. Under the current catalog, which was amended in 2007 and become effective on December 1, 2007, the solar power business is classified as an “encouraged foreign investment industry.” Encouraged foreign investment companies are entitled to certain preferential treatment, including exemption from tariff on equipment imported for their operations, after obtaining approval from the PRC government authorities.

Tax

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles and adjustments in line with the tax laws and regulations. In accordance with the PRC Income Tax Law on Foreign Invested Enterprise and Foreign Enterprise, or the former Income Tax Law, and the related implementing rules, foreign-invested enterprises incorporated in the PRC were generally subject to an enterprise income tax of 30% on taxable income and a local income tax of 3% on taxable income. The former Income Tax Law and the related implementing rules provided certain favorable tax treatments to foreign invested enterprises.

For instance, beginning with its first year of profitability, a foreign invested manufacturing enterprise with an operating period of no less than ten years would be eligible for an enterprise income tax exemption of two years followed by a three-year 50% reduction on its applicable enterprise income tax rate.

The effective income tax rate applicable to us in China depends on various factors, such as tax legislation, the geographic composition of our pre-tax income and non-tax deductible expenses incurred.

On March 16, 2007, the National People’s Congress, the Chinese legislature passed the new Enterprise Income Tax Law, which became effective on January 1, 2008. On December 6, 2007, the State Council approved and promulgated the Implementation Rules of PRC Enterprise Income Tax Law, which took effect simultaneously with the new Enterprise Income Tax Law. However, a number of detailed implementation regulations are still in the process of promulgation.

The new Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises and eliminates many of the preferential tax policies afforded to foreign investors. Furthermore, dividends paid by a foreign invested enterprise to a non-resident shareholder are now subject to a withholding tax of 10%, which may be reduced under any applicable bilateral tax treaty between China and the jurisdiction where the non-resident shareholder resides.

According to the Administrative Measures for Non-Residents Enjoying Tax Treaty Benefits (Trial Implementation), which was issued by the State Administration of Taxation on August 24, 2009 and became effective on October 1, 2009, the application of the preferential withholding tax rate under bilateral tax treaty is subject to the approval of competent PRC tax authority. According to the Circular of the State Administration of Taxation on How to Understand and Identify “Beneficial Owner” under Tax Treaties, which became effective on October 27, 2009, the PRC tax authorities must evaluate whether an applicant for treaty benefits in respect of dividends, interest and royalties qualifies as a “beneficial owner” on a case-by-case basis and following the “substance over form” principle. This circular sets forth the criteria to identify a “beneficial owner” and provides that an applicant that does not carry out substantial business activities, or is an agent or a conduit company may not be deemed as a “beneficial owner” of the PRC subsidiary and therefore may not enjoy tax treaty benefits.

An enterprise registered under the laws of a jurisdiction outside China may be deemed a Chinese tax resident if its place of effective management is in China. If an enterprise is deemed to be a Chinese tax resident, its worldwide income will be subject to the enterprise income tax. According to the implementation rules of the new Enterprise Income Tax Law, the term “de facto management bodies” is defined as bodies that have, in substance, and overall management and control over such aspects as the production and the business, personnel, accounts and properties of the enterprise. In addition, under the new Enterprise Income Tax Law, foreign shareholders could become subject to a 10% income tax on any gains they realized from the transfer of their shares, if such gains are regarded as income derived from sources within China, and the enterprise in which their shares invested is considered a “tax resident enterprise” in China. Once a non-Chinese company is deemed to be a Chinese tax resident by following the “place of effective management” concept and any dividend distributions from such company are regarded as income derived from sources within China, Chinese income tax withholding may be imposed and applied to dividend distributions from the deemed Chinese tax resident to its foreign shareholders.

The EIT Law provides a five-year grandfathering period, starting from its effective date, for enterprises established before the promulgation date of the EIT Law that were entitled to enjoy preferential tax policies under former Income Tax Law or regulations. However, subject to the Circular by the PRC State Council on the Implementation of the Grandfathering Preferential Policies under the PRC Enterprise Income Tax Law (Decree No. [2007] 39), or the Implementation Circular, promulgated on December 26, 2007, only a certain number of the preferential policies provided under the former Income Tax Law, regulations, and documents promulgated under the legal authority of the State Council are eligible to be grandfathered in accordance with Implementation Circular.

While many former preferential tax treatments became null and void after the effectiveness of the EIT Law, according to relevant requirements defined in the Implementation Rules of PRC Income Tax Law and other relevant regulations, enterprises may continue to enjoy a preferential tax rate of 15% if they qualify as “high and new technology enterprises specially supported by the PRC government.” With respect to our PRC operations, only the “two-year exemption” and “three-year half deduction” tax preferential policy enjoyed by Jiangxi Jinko is included grandfathered by the Implementation Circular. Therefore, Jiangxi Jinko was exempted from income tax up to December 31, 2009 and will be subject to a preferential tax rate of 12.5% for three years December 31, 2012.

Pursuant to the Provisional Regulation and its Implementing Rules, all entities and individuals that were engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are required to pay VAT. According to the Provisional Regulation, gross proceeds from sales and importation of goods and provision of services are generally subject to a VAT rate of 17% with exceptions for certain categories of goods that are taxed at a VAT rate of 13%. When exporting goods, exporters are entitled to a portion of or all the refund of VAT that they have already paid or borne. In addition, under the current Provisional Regulation, the input VAT for fixed assets is generally deductible from the output VAT, except for fixed assets that are non-VAT taxable items or VAT exempted items or fixed assets used in welfare activities or for personal consumption. According to former VAT levy rules, equipment imported for qualified projects was entitled to import VAT exemption and domestic equipment purchased for qualified projects was entitled to VAT refund. However, such import VAT exemption and VAT refunds were both eliminated as of January 1, 2009.

Foreign Currency Exchange

Foreign currency exchange regulation in China is primarily governed by the following rules:

•	Foreign Currency Administration Rules (1996), as amended, or the Exchange Rules; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Currently, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for most capital account items, such as direct investment, security investment and repatriation of investment, however, is still subject to registration with the PRC State Administration of Foreign Exchange, or SAFE.

Under the Exchange Rules, foreign invested enterprises may buy, sell and remit foreign currencies at financial institutions engaged in foreign currency settlement and sale after providing valid commercial documents and, in the case of most capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign enterprises are also subject to limitations, which include approvals by the Ministry of Commerce, the State Reform and Development Commission and registration with SAFE.

Dividend Distribution

The principal regulations governing distribution of dividends paid by wholly foreign owned enterprises include:

•	Wholly Foreign Owned Enterprise Law (1986), as amended; and

•	Wholly Foreign Owned Enterprise Law Implementation Rules (1990), as amended.

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign owned enterprise in China is required to set aside at least 10.0% of their after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50.0% of its registered capital. These reserves are not distributable as cash dividends. A foreign invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds and expansion funds, which may not be distributed to equity owners except in the event of liquidation.

Regulation of Foreign Exchange in Certain Return Investment Activities

In October 2005, SAFE, issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Notice 75, which became effective as of November 1, 2005, and was further supplemented by an implementing notice issued by the SAFE on November 24, 2005. SAFE Notice 75 suspends the implementation of two prior regulations promulgated in January and April of 2005 by SAFE. SAFE Notice 75 states that Chinese residents, whether natural or legal persons, must register with the relevant local SAFE branch prior to establishing or taking control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them. The term “Chinese legal person residents” as used in the SAFE Notice 75 refers to those entities with legal person status or other economic organizations established within the territory of China. The term “Chinese natural person residents” as used in the SAFE Notice 75 includes all Chinese citizens and all other natural persons, including foreigners, who habitually reside in China for economic benefit. The SAFE implementing notice of November 24, 2005 further clarifies that the term Chinese natural person residents as used under SAFE Notice 75 refers to those “Chinese natural person residents” defined under the relevant PRC tax laws and those natural persons who hold any interests in domestic entities which are classified as “domestic-funding” interests.

Chinese residents are required to complete amended registrations with the local SAFE branch upon (i) injection of equity interests or assets of an onshore enterprise into an offshore entity, or (ii) subsequent overseas equity financing or equity investment by such offshore entity. Chinese residents are also required to complete amended registrations or filing with the local SAFE branch within 30 days of any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long-term equity or debt investments, and providing security. Chinese residents who have already incorporated or gained control of offshore entities that have made onshore investment in China before SAFE Notice 75 was promulgated must register their shareholding in the offshore entities with the local SAFE branch on or before March 31, 2006.

Under SAFE Notice 75, Chinese residents are further required to repatriate into China all of their dividends, profits or capital gains obtained from their shareholdings in the offshore entity within 180 days of their receipt of such dividends, profits or capital gains. According to the Exchange Rules further amended in August 2008, Chinese residents are allowed to reserve foreign exchange income outside China. However, the terms and conditions for such reservation are still subject to further interpretations by SAFE. The registration and filing procedures under SAFE Notice 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction.

Under relevant guidelines issued by SAFE, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing of SAFE registrations by the offshore holding company’s shareholders who are PRC residents in a timely manner. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE authorities. If the PRC subsidiaries of the offshore parent company do not report to the local SAFE authorities, they may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company and the offshore parent company may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the above SAFE registration requirements could result in liabilities under PRC laws for evasion of foreign exchange restrictions.

Regulations of Merger and Acquisition and Overseas Listings

On August 8, 2006, six PRC governmental and regulatory agencies, including MOFCOM and the CSRC, promulgated a rule entitled Provisions regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or Circular 10, which became effective on September 8, 2006. Article 11 of Circular 10 requires PRC domestic enterprises or domestic natural persons to obtain the prior approval of MOFCOM when an offshore company established or controlled by them proposes to merge with or acquire a PRC domestic company with which such enterprises or persons have a connected relationship.

Our founders and Paker obtained the approval of the Foreign Trade and Economic Cooperation Department of Jiangxi Province, or Jiangxi MOFCOM, for the acquisition and the share pledge in the 2007 Restructuring, or the 2007 acquisition and pledge. However, because our founders are PRC natural persons and they controlled both Paker and Jiangxi Desun at the time of the 2007 Restructuring, the 2007 acquisition and pledge would be subject to Article 11 of Circular 10 and therefore subject to approval by MOFCOM at the central governmental level. To remedy this past non-compliance with Circular 10 in connection with the 2007 Restructuring, we undertook the 2008 Restructuring. Furthermore, on November 11, 2008, Jiangxi MOFCOM confirmed in its written reply to us that there had been no modification to the former approvals for the 2007 acquisition and pledge and Paker’s transfer of its equity interest in Jiangxi Desun to Long Faith, and we could continue to rely on those approvals for further transactions.

Our PRC counsel, Chen & Co. Law Firm, has advised us that, based on their understanding of current PRC laws and regulations and the confirmation in Jiangxi MOFCOM’s written reply, and because Paker has transferred all of its equity interest in Jiangxi Desun to Long Faith and has terminated the share pledge and has duly completed all relevant approval and registration procedures for such transfer and termination, the possibility of the approval relating to the 2007 acquisition and pledge being revoked is remote and our corporate structure currently complies in all aspects with Circular 10. As part of our 2008 Restructuring, Jiangxi Jinko and Jiangxi Desun entered into certain transactions, or the 2008 Restructuring Transactions.

Our PRC counsel, Chen & Co. Law Firm, has further advised us, based on their understanding of current PRC laws and regulations, and subject to any future rules, regulations, requirements, or interpretations to the contrary promulgated by competent PRC governmental authorities, that Circular 10, which governs the merger with or acquisition of shares or assets of PRC domestic enterprises by foreign investors for the purpose of establishing foreign invested enterprises, does not apply to the 2008 Restructuring Transactions because we believe the 2008 Restructuring Transactions, as a whole, were not a merger with or acquisition of Jiangxi Desun’s shares or assets. Circular 10 also requires that an offshore special purpose vehicle, or SPV, which is controlled by PRC residents for the purpose of listing its rights and interests in a PRC domestic company on an overseas securities exchange through the listing of the SPV’s shares, obtain approval from the CSRC prior to publicly listing it securities on such overseas securities exchange. On September 21, 2006, the CSRC published procedures specifying documents and materials that must be submitted by SPVs seeking CSRC approval of their overseas listings.

Our PRC counsel, Chen & Co. Law Firm, has advised us, based on their understanding of current PRC laws and regulations, and subject to any future rules, regulations, requirements, or interpretations to the contrary promulgated by competent PRC governmental authorities, that CSRC approval is not required for our initial public offering, the listing of our ADSs on the NYSE or this offering because:

•

the CSRC approval requirement under the Circular 10 only applies to overseas listings of SPVs that have used their existing or newly issued equity interest to acquire existing or newly issued equity interest in PRC domestic companies, or the SPV-domestic company share swap, and there has not been any SPV-domestic company share swap in our corporate history; and

•

Paker’s interest in Jiangxi Jinko was obtained by means of green field investment, or the incorporation of Jiangxi Jinko, rather than through the acquisition of shares or assets of an existing PRC domestic enterprise.

However, the application of Circular 10 with respect to mergers and acquisitions and overseas listings of SPVs remains unclear, with no further governmental explanations regarding the requirements of MOFCOM approval and the scope of the CSRC approval requirement. See “Risk Factors—Risks Related to Doing Business in China—If we were required to obtain the prior approval of the PRC Ministry of Commerce, or MOFCOM, for or in connection with our corporate restructuring in 2007 and 2008, our failure to do so could have a material adverse effect on our business, operating results and trading price of our ADSs” and “Risk Factors—Risks Related to Doing Business in China—If we were required to obtain the prior approval of the China Securities Regulatory Commission, or CSRC, for or in connection with our initial public offering and the listing of our ADSs on the NYSE or this offering, our failure to do so could cause the offering to be delayed or cancelled.”

DESCRIPTION OF SHARE CAPITAL

Introduction

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2010 Revision) of the Cayman Islands, which is referred to as the Companies Law below. A Cayman Islands exempted company is a company that conducts its business outside of the Cayman Islands, is exempted from certain requirements of the Companies Law, including a filing of an annual return of its shareholders with the Registrar of Companies, does not have to make its register of shareholders open to inspection and may obtain an undertaking against the imposition of any future taxation.

As of the date of this prospectus, we have an authorized share capital of US$10,000 comprising 500,000,000 ordinary shares with a par value of US$0.00002 each, of which 86,927,850 shares are issued and outstanding.

We have granted certain of our directors, officers and employees options to purchase a total of 4,536,480 ordinary shares at an exercise price of US$2.08 per share. As of the date of this prospectus, there are outstanding options to purchase 4,272,130 ordinary shares.

Upon completion of this offering, we will have an authorized share capital of US$10,000 comprising of 500,000,000 ordinary shares with a par value of US$0.00002 each and there will be 94,927,850 ordinary shares issued and outstanding. The following are summaries of material provisions of our current memorandum and articles of association which are currently effective and the Companies Law insofar as they relate to the material terms of our ordinary shares. You should read the forms of our current memorandum and articles of association, which will be filed as exhibits to our registration statement on Form F-1. For information on how to obtain copies of our current memorandum and articles of association, see “Where You Can Find Additional Information.”

Ordinary Shares

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Meetings

Subject to our current articles of association, an annual general meeting and any extraordinary general meeting may be called by not less than 10 clear days’ notice in writing. Notice of every general meeting will be given to all our shareholders other than to such shareholders as, under the provisions of our current articles of association or the terms of issue of the shares they hold, are not entitled to receive such notices from us, and also to our directors and auditors.

Notwithstanding that a meeting is called by shorter notice than that mentioned above, it will be deemed to have been duly called, if it is so agreed (i) in the case of a meeting called as an annual general meeting by all our shareholders entitled to attend and vote at the meeting; or (ii) in the case of any other meeting, by a majority in number of the shareholders having a right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the shares giving that right.

No business shall be transacted at any general meeting unless a quorum of shareholders is present at the time when the meeting proceeds to business.

Two of our members present in person or by proxy or (in the case of a member being a corporation) by its duly authorized representative representing not less than one third in the nominal value of the total issued shares in our company throughout the meeting shall form a quorum and a corporation being a shareholder shall be deemed for the purpose of our current articles of association to be present in person if represented by its duly authorized representative being the person appointed by resolution of the directors or other governing body of such corporation to act as its representative at the relevant general meeting or at any relevant general meeting of any class of our shareholders. Such duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Voting Rights Attaching to the Shares

Subject to any rights or restrictions attached to any shares, at any general meeting on a show of hands every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) shall have one vote, and on a poll every ordinary shareholder present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly appointed representative) shall have one vote for each ordinary share of which such shareholder is the holder.

Any ordinary resolution to be passed by our shareholders requires the affirmative vote of a simple majority of the votes cast at a meeting of our shareholders, while a special resolution requires the affirmative votes of no less than two thirds of the votes cast at a meeting of our shareholders. See “— Modification of Rights.”

No shareholder shall be entitled to vote or be reckoned in a quorum, in respect of any share unless such shareholder is registered as our shareholder at the applicable record date for that meeting and all calls or installments due by such shareholder to us have been paid.

If a recognized clearing house (or its nominee(s)) is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is deemed to have been duly authorized without further evidence of the facts and be entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) as if such person was the registered holder of our shares held by that clearing house (or its nominee(s)).

Protection of Minorities

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one-fifth of our shares in issue, appoint an inspector to examine our affairs and to report thereon in a manner as the Grand Court shall direct.

Any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that it is just and equitable that we should be wound up.

Claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our current memorandum and articles of association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a representative action against, or derivative actions in our name to challenge (a) an act which is ultra vires or illegal, (b) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of us, and (c) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

Pre-emption Rights

There are no pre-emption rights applicable to the issue of new shares under either Cayman Islands law or our current memorandum and articles of association.

Liquidation Rights

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares, if we shall be wound up the liquidator may, with the sanction of a special resolution and any other sanction required by the Companies Law, divide among our shareholders in kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for that purpose, value any assets as the liquidator deems fair upon any asset and determine how the division shall be carried out as between our shareholders or different classes of shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of our shareholders as the liquidator, with the like sanction, shall think fit, but so that no shareholders shall be compelled to accept any asset upon which there is a liability. If we shall be wound up, and the assets available for distribution among our shareholders as such shall be insufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by our shareholders in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively. If we shall be wound up, and the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed amongst our shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively.

Modification of Rights

Except with respect to share capital (as described below), alterations to our current memorandum and articles of association may only be made by special resolution of no less than two thirds of votes cast at a meeting of our shareholders.

Subject to the Companies Law of the Cayman Islands, all or any of the special rights attached to shares of any class (unless otherwise provided for by the terms of issue of the shares of that class) may be varied, modified or abrogated with the sanction of a special resolution of no less than two thirds of votes cast at a meeting of our shareholders of that class.

The special rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking equally therewith.

Designations and Classes of Shares

Upon the closing of this offering, all of our issued shares will be ordinary shares. Our current articles of association provide that our authorized unissued shares shall be at the disposal of our board of directors, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as our board may in its absolute discretion determine. In particular, our board of directors is empowered to redesignate from time to time authorized and unissued ordinary shares as other classes or series of shares, to authorize from time to time the issuance of one or more series of preferred shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers and liquidation preferences, and to increase or decrease the size of any such class or series.

Transfer of Shares

Subject to the restrictions of our current articles of association, any of our shareholder may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in or such other form as prescribed by the Designated Stock Exchange or in any other form which the directors may approve. Our directors may, in their absolute discretion and without assigning any reason therefore, decline to register any transfer of any share (not being a fully paid up share). Our directors may also decline to recognize any instrument of transfer unless:

(a) the instrument of transfer is lodged with us accompanied by the certificate for the ordinary shares to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer;

(b) the instrument of transfer is in respect of only one class of share;

(c) a fee, if any, of such maximum sum as the Designated Stock Exchange may determine to be payable or such lesser sum as the directors may from time to time require is paid to us in respect thereof; and

(d) if applicable, the instrument of transfer is duly and properly stamped.

The registration of transfers may, after compliance with any notice requirements of the Designated Stock Exchange, be suspended and the register closed at such times and for such periods as the directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Share Repurchase

We are empowered by the Companies Law and our current articles of association to purchase our own shares. Our directors may only exercise this power on our behalf, subject to the Companies Law, our current memorandum and articles of association and to any applicable requirements imposed from time to time by the SEC, the NYSE or by any other recognized stock exchange on which our securities are listed.

Dividends

Subject to the Companies Law and our current articles of association, we in general meeting or our board of directors may from time to time declare dividends in any currency, but no dividends shall exceed the amount recommended by our board of directors. Dividend may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.

Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, with respect to any shares not fully paid throughout the period in respect of which the dividend is paid, all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. For these purposes no amount paid up on a share in advance of calls shall be treated as paid up on the share.

Our board of directors may from time to time pay to our shareholders such interim dividends as appear to our directors to be justified by our profits. Our directors may also pay dividends semi-annually or at other intervals to be selected by them at a fixed rate if they are of the opinion that the profits available for distribution justify the payment.

Our board of directors may retain any dividends or other monies payable on or in respect of a share upon which we have a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists. Our board of directors may also deduct from any dividend or other monies payable to any shareholder all sums of money, if any, presently payable by him or her to us on account of calls or otherwise.

No dividend shall carry interest against us.

Whenever our board of directors or we in general meeting have resolved that a dividend be paid or declared on our share capital, the board of directors may further resolve: (a) that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up on provided that those of our shareholders entitled thereto will be entitled to elect to receive such dividend, or part thereof, in cash in lieu of such allotment; or (b) that those of our shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our board of directors may think fit. We may upon the recommendation of our board of directors by ordinary resolution resolve in respect of any one particular dividend that notwithstanding the foregoing a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid without offering any right to our shareholders to elect to receive such dividend in cash in lieu of such allotment.

Any dividend, interest or other sum payable in cash to a holder of shares may be paid by cheque or warrant sent through the post addressed to the registered address of our shareholder entitled, or in the case of joint holders, to the registered address of the person whose name stands first in our register of shareholders in respect of the joint holding to such person and to such address as the holder or joint holders may in writing direct. Every cheque or warrant so sent shall be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on our register of shareholders in respect of such shares, and shall be sent at his or their risk and the payment of any such cheque or warrant by the bank on which it is drawn shall operate as a good discharge to us in respect of the dividend and/or bonus represented thereby, notwithstanding that it may subsequently appear that the same has been stolen or that any endorsement there on has been forged.

Any dividend unclaimed for six years from the date of declaration of such dividend may be forfeited and shall revert to us.

Our board of directors may, or we in general meeting direct that any dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe securities of us or any other company, and where any difficulty arises in regard to such distribution our directors may settle it as they think expedient, and in particular may issue certificates in respect of fractions of shares, disregard fractional entitlements or round the same up or down, and may fix the value for distribution of such specific assets and may determine that cash payments shall be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to our board of directors.

Untraceable Shareholders

We are entitled to sell any share of a shareholder who is untraceable, provided that:

(i) all cheques or warrants in respect of dividends of such shares, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years prior to the publication of the advertisement and the expiry of three months (or such shorter period as may be permitted by the Designated Stock Exchange) since the date of the advertisement;

(ii) we have not during that time received any indication of the existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and

(iii) we have caused an advertisement to be published in newspapers in the manner stipulated by our current articles of association, giving notice of our intention to sell these shares, and a period of three months or such shorter period as may be allowed by the Designated Stock Exchange has elapsed since such advertisement.

The net proceeds of any such sale shall belong to us and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.

Inspection of Books and Records

Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Board of Directors

General

We are managed by a board of directors which currently consists of seven members. Our current articles of association provide that the board of directors shall consist of not less than two and not more than seven directors.

Our shareholders may by ordinary resolution at any time remove any director before the expiration of his period of office notwithstanding anything in our current articles of association or in any agreement between us and such director, and may by ordinary resolution elect another person in his stead. Subject to our current articles of association, the directors will have power at any time and from time to time to appoint any person to be a director, either to fill a casual vacancy or a vacancy created by the removal of a director, but so that the total number of directors (exclusive of alternate directors) must not at any time exceed the maximum number fixed in our current articles of association. We and our existing shareholders have agreed to take all steps necessary to maintain three directors appointed by Xiande Li, Kangping Chen and Xianhua Li, one director appointed by Flagship and one director appointed by the holders of our series B redeemable convertible shares on our board of directors until November 10, 2010, being the date of the expiry of the lock-up period provided in the underwriting agreement relating to our initial public offering.

There are no share ownership qualifications for directors.

Meetings of our board of directors may be convened by the secretary on the request of a director or by any director.

A meeting of our board of directors will be competent to make lawful and binding decisions if at least two directors are present or represented. At any meeting of our directors, each director, be it by his or her presence or by his or her alternate, is entitled to one vote. A director may vote in respect of any contract or transaction in which he is directly or indirectly interested, provided, such director must declare the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice stating that, by reason of the facts specified in the notice, he is to be regarded as interested in any contracts of a specified description which we may subsequently make.

Questions arising at a meeting of our board of directors are required to be decided by simple majority votes of the members of our board of directors present or represented at the meeting. In the case of a tie vote, the chairman of the meeting shall have a second or deciding vote. Our board of directors may also pass resolutions without a meeting by written consent.

The remuneration to be paid to the directors shall be such remuneration as our board of directors may from time to time determine. Under our current articles of association, the directors shall also be entitled to be paid their traveling, hotel and other expenses reasonably incurred by them in, attending meetings of the directors, or any committee of the directors, or general meetings of our company, or otherwise in connection with the discharge of his duties as director.

Differences in Corporate Law

The Companies Law is modeled after similar law in England but does not necessarily always follow recent changes in English law. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

We are an exempted company with limited liability under the Companies Law. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The responsibilities for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value, negotiable or bearer shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

Under the Companies Law, the liability of the members of a “limited liability” company formed under the Companies Law may be limited to the amount, if any, unpaid on the shares respectively held by them, provided that the memorandum of association contains a declaration that the liability of its members is so limited.

Interested Directors

There are no provisions under Cayman Islands law that require a director who is interested in a transaction entered into by a Cayman company to disclose his interest nor will render such director liable to such company for any profit realized pursuant to such transaction.

Voting Rights and Quorum Requirements

Under Cayman Islands law, the voting rights of shareholders are regulated by the company’s articles of association and, in certain circumstances, the Companies Law. The articles of association will govern matters such as quorum for the transaction of business, rights of shares, and majority votes required to approve any action or resolution at a meeting of the shareholders or board of directors. Under Cayman Islands law, certain matters must be approved by a special resolution which is defined as two-thirds of the votes cast by shareholders present at a meeting and entitled to vote; otherwise, unless the articles of association otherwise provide, the majority is usually a simple majority of votes cast.

Mergers and Similar Arrangements

(i) Schemes of Arrangement

The Companies Law contains statutory provisions that facilitate the reconstruction and amalgamation of companies provided that the scheme of arrangement is approved by:

•	a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and

•	who must in addition, represent at least three-fourths in value of each such class of shareholders and creditors, as the case may be,

that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and the subsequent arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court its view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the company is not proposing to act illegally or beyond the scope of its authority;

•	the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Companies Law or that would amount to a “fraud on the minority” under Cayman Islands law.

When a take-over offer is made and accepted by holders of 90% of the shares within four months, the offerer may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is so approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of corporations incorporated under jurisdictions of the United States, providing rights to receive payment in cash for the judicially determined value of the shares.

(ii) Mergers and Consolidations

Previously, Cayman Islands law did not provide for mergers as that expression is understood under United States corporate law. However, pursuant to the Companies (Amendment) Law, 2009 that came into force on May 11, 2009, in addition to the existing schemes of arrangements described above, it introduced a new mechanism for mergers and consolidations between Cayman Islands companies and between Cayman companies and foreign companies.

The procedure to effect a merger or consolidation is as follows:

•	the directors of each constituent company must approve a written plan of merger or consolidation, or the Plan;

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the Plan must be authorized by each constituent company by (a) a shareholder resolution by majority in number representing 75% in value of the shareholders voting together as one class; and (b) if the shares to be issued to each shareholder in the consolidated or surviving company are to have the same rights and economic value as the shares held in the constituent company, a special resolution of the shareholders voting together as one class. A proposed merger between a Cayman parent company and its Cayman subsidiary or subsidiaries will not require authorization by shareholder resolution;

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the consent of each holder of a fixed or floating security interest of a constituent company in a proposed merger or consolidation is required unless the court (upon the application of the constituent company that has issued the security) waives the requirement for consent;

•	the Plan must be signed by a director on behalf of each constituent company and filed with the registrar of companies together with the required supporting documents;

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a certificate of merger or consolidation is issued by the registrar of companies which is prima facie evidence of compliance with all statutory requirements in respect of the merger or consolidation. All rights and property of each of the constituent companies will then vest in the surviving or consolidated company which will also be liable for all debts, contracts, obligations and liabilities of each constituent company. Similarly, any existing claims, proceedings or rulings of each constituent company will automatically be continued against the surviving or consolidated company; and

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provision is made for a dissenting shareholder of a Cayman constituent company to be entitled to payment of the fair value of his shares upon dissenting to the merger or consolidation. Where the parties cannot agree on the price to be paid to the dissenting shareholder, either party may file a petition to the court to determine fair value of the shares. These rights are not available where an open market exists on a recognized stock exchange for the shares of the class held by the dissenting shareholder.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would likely be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to apply and follow the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge:

•	an act which is illegal or ultra vires;

•	an action which requires a resolution with a qualified or special majority which has not been obtained; and

•	an act which constitutes a fraud on the minority where the wrongdoers are themselves in control of the company.

Corporate Governance

Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of the NYSE or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement in which he is interested, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association, which will become effective upon the completion of this offering, permit indemnification of officers, directors and auditors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, fraud or default of such directors or officers or auditors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Anti-takeover Provisions in the Current Memorandum and Articles of Association

Cayman Islands law does not prevent companies from adopting a wide range of defensive measures, such as staggered boards, blank check preferred shares, removal of directors only for cause and provisions that restrict the rights of shareholders to call meetings, act by written consent and submit shareholder proposals. Our current memorandum and articles of association provides for, among others, a staggered board, blank check preferred stock and provisions that restrict the rights of shareholders to call shareholders’ meetings and eliminate their right to act by written consent.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Under Cayman Islands law, at common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty has four essential elements:

•	a duty to act in good faith in the best interests of the company;

•	a duty not to personally profit from opportunities that arise from the office of director;

•	a duty to avoid conflicts of interest; and

•	a duty to exercise powers for the purpose for which such powers were intended.

In general, the Companies Law imposes various duties on officers of a company with respect to certain matters of management and administration of the company. The Companies Law contains provisions, which impose default fines on persons who fail to satisfy those requirements. However, in many circumstances, an individual is only liable if he knowingly is guilty of the default or knowingly and willfully authorizes or permits the default.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The articles of association of our company contain provisions that eliminate the right of shareholders to act by written consent.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Law does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in articles of association. Our current articles of association only allow a majority of our board of directors or the chairman of our board of directors to call an extraordinary shareholder’s meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our current articles of association require us to call such meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for election of directors are not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. While there is nothing under Cayman Islands law which specifically prohibits or restricts the creation of cumulative voting rights for the election of directors of a Company, our current articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our current articles of association, directors may be removed, by way of ordinary resolution of the shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Sale of Assets

Contrary to the general practice in most corporations incorporated in the United States, Cayman Islands incorporated companies may not generally require that shareholders approve sales of all or substantially all of a company’s assets.

Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law of the Cayman Islands and our current articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our current articles of association and as permitted by Cayman Islands law, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the vote at a class meeting of holders of two-thirds of the shares of such class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Law, our current memorandum and articles of association may only be amended with the vote of holders of two-thirds of our shares voting at a meeting.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our current memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our current memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Share Issuances and Other Financings

The following is a summary of our securities issuances during the past three years.

In December 2007, we issued 50,000 ordinary shares at par value US$1.00 per share to Wholly Globe, which constituted all our then outstanding share capital. Brilliant, a company incorporated in the British Virgin Islands and wholly owned by Xiande Li, held 50% equity interest in Wholly Globe; Yale Pride Limited, or Yale Pride, a company incorporated in the British Virgin Islands and wholly owned by Kangping Chen, held 30% equity interest in Wholly Globe; and Peaky Investments Limited, or Peaky, a company incorporated in the British Virgin Islands and wholly owned by Xianhua Li, held 20% equity interest in Wholly Globe.

On October 17, 2008, Wholly Globe distributed 25,000, 15,000 and 10,000 of ordinary shares to Brilliant, Yale Pride and Peaky, respectively. We subsequently repurchased 24,999, 14,999 and 9,999 ordinary shares from Brilliant, Yale Pride and Peaky and reduced our authorized capital from US$50,000 to US$10,000. After the repurchase, we subdivided and reclassified our share capital into 10,000,000 shares, consisting of 9,743,688 ordinary shares, 107,503 series A redeemable convertible preferred shares and 148,829 series B redeemable convertible preferred shares, each at par value of US$0.001 per share. As a result of such subdivision, each ordinary share held by Brilliant, Yale Pride and Peaky was subdivided into 1,000 ordinary shares at par value of US$0.001 per share. References to numbers of shares, price per share, earnings per share and par value per share in this paragraph have not been adjusted to give effect to the 2009 Share Split.

Share Exchange

On December 16, 2008, we undertook a share exchange pursuant to which all the then existing shareholders of Paker exchanged their respective shares in Paker for our newly issued shares of the same class and Paker became our wholly-owned subsidiary. Consequently, shareholders of Paker immediately before the share exchange became our shareholders, holding the same number of shares and of the same classes in us (without giving effect to the 2009 Share Split) as in Paker immediately before the share exchange.

Ordinary Shares

On December 16, 2008, pursuant to the share exchange, we issued a total of 1,011,629 ordinary shares, par value US$0.001 per share (without giving effect to the 2009 Share Split) to Xiande Li, Kangping Chen and Xianhua Li and Wealth Plan, including:

(i) 499,000 ordinary shares for 200,000 ordinary shares in Paker held by Xiande Li, par value HK$0.001 per share, which were subdivided from 200 ordinary shares in Paker at original par value of HK$1.00 per share on May 30, 2008 and 300,000 ordinary shares in Paker, par value HK$0.001 per share, issued on May 30, 2008 in the form of stock dividend by Paker to Xiande Li;

(ii) 299,000 ordinary shares for 120,000 ordinary shares in Paker held by Kangping Chen, par value HK$0.001 per share, which were subdivided from 120 ordinary shares in Paker at original par value of HK$1.00 per share on May 30, 2008 and 180,000 ordinary shares in Paker, par value HK$0.001 per share, issued on May 30, 2008 in the form of stock dividend by Paker to Kangping Chen;

(iii) 199,000 ordinary shares for 80,000 ordinary shares in Paker held by Xianhua Li, par value HK$0.001 per share, which were subdivided from 80 ordinary shares in Paker at original par value of HK$1.00 per share on May 30, 2008 and 120,000 ordinary shares in Paker, par value HK$0.001 per share, issued on May 30, 2008 in the form of stock dividend by Paker to Xianhua Li; and

(iv) 14,629 ordinary shares for 14,629 ordinary shares in Paker, par value HK$0.001 per share, issued on May 30, 2008 in consideration for consultancy services by Paker to Wealth Plan.

Xiande Li, Kangping Chen and Xianhua Li subsequently contributed 499,000, 299,000 and 199,000 ordinary shares to Brilliant, Yale Pride and Peaky respectively.

Redeemable Convertible Preferred Shares

All of our series A and series B redeemable convertible preferred shares were converted into ordinary shares upon the completion of our initial public offering.

Series A Redeemable Convertible Preferred Shares

On December 16, 2008, pursuant to the share exchange, we issued 67,263 and 40,240 series A redeemable convertible preferred shares (without giving effect to the 2009 Share Split) to Flagship and Everbest, respectively. The series A redeemable convertible preferred shares were issued in exchange for an equivalent number and class of shares issued by Paker on May 30, 2008 to Flagship and Everbest at US$223.005 and US$223.658 per share, respectively, for a total consideration of US$24.0 million in a private placement. The following is a summary of the material terms of the series A redeemable convertible preferred shares before the June 2009 Modification and September 2009 Modification discussed below:

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The series A redeemable convertible preferred shares are convertible into ordinary shares at any time at the option of the holders of the series A redeemable convertible preferred shares. Automatic conversion will occur based upon the then effective conversion price immediately upon the completion of a Qualified IPO or at the election of the holders of at least 67% of the then outstanding series A and series B redeemable convertible preferred shares. The initial conversion price of the series A redeemable convertible preferred shares equaled the original issue price of such shares.

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The terms of our series A redeemable convertible preferred shares include a provision that would have adjusted the applicable conversion price if our net income for 2008 had been less than RMB225 million or greater than RMB275 million. However, because our net income for 2008 fell within the specified range, no adjustment was made, and upon the completion of this offering which is expected to be a Qualified IPO, all outstanding series A redeemable convertible preferred shares will automatically be converted into ordinary shares at the ratio of one ordinary share to one series A redeemable convertible preferred share, subject to anti-dilution adjustments for any events occurring prior to the conversion into ordinary shares.

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After May 30, 2011, any holder of the then outstanding series A redeemable convertible preferred shares may require us to redeem all of the outstanding series A redeemable convertible preferred shares held by such holder for an amount equal to 150% of their original issuance price, plus all accumulated and unpaid dividends. Dividends do not accumulate or accrue unless declared.

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In the event of any liquidation event (as defined in our amended and restated articles of association) and so long as any of the series A redeemable convertible preferred shares have not been converted into ordinary shares, the holders of series A redeemable convertible preferred shares are entitled to receive, in preference to the holders of the ordinary shares, a per share amount equal to 150% of their original issue price and any declared but unpaid dividends. The holders of our series B redeemable convertible preferred shares enjoy the same liquidation rights, as set out below. After such payment has been made to holders of the series A and series B redeemable convertible preferred shares, any remaining assets will be distributed pro rata to the holders of ordinary shares and the series A and series B redeemable convertible preferred shares on an as-converted basis.

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The series A redeemable convertible preferred shares rank pari passu with the series B redeemable convertible preferred shares in terms of rights to receive dividends and distributions, and are entitled to dividends, in preference to any dividend on the ordinary shares or any other class or series of shares, at the rate of 10% per annum of their original issue price, when and as declared by our board of directors. No dividend, whether in cash, in property, in our shares or otherwise, may be paid on any other class or series of our shares unless and until the dividend aforesaid is first paid in full on the series A and series B redeemable convertible preferred shares. Except for the dividend rights set forth above, the series A and series B redeemable convertible preferred shares do not participate with the ordinary shares in any further dividend or distribution of earnings or profits. Dividends do not accumulate or accrue unless declared.

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The holders of series A redeemable convertible preferred shares have voting rights equal to the number of ordinary shares then issuable upon their conversion into ordinary shares. Holders of series A redeemable convertible preferred shares are entitled to vote at any of our general meetings.

Series B Redeemable Convertible Preferred Shares

On December 16, 2008, pursuant to the share exchange, we issued a total of 148,829 series B redeemable convertible preferred shares (without giving effect to the 2009 Share Split) to SCGC, CIVC, Pitango, TDR and New Goldensea. The series B redeemable convertible preferred shares were issued in exchange for an equivalent number and class of shares issued by Paker on September 18, 2008 to SCGC, CIVC, Pitango, TDR and New Goldensea at US$236.513 per share for a total consideration of US$35.2 million in a private placement. The following is a summary of the material terms of the series B redeemable convertible preferred shares before the June 2009 Modification and September 2009 Modification discussed below:

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The series B redeemable convertible preferred shares are convertible into ordinary shares at any time at the option of the holders of the series B redeemable convertible preferred shares. Automatic conversion will occur based upon the then effective conversion price immediately upon the completion of a Qualified IPO or at the election of the holders of at least 67% of the then outstanding series A and series B redeemable convertible preferred shares. The initial conversion price of the series B redeemable convertible preferred shares equaled the original issue price of such shares.

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The terms of our series B redeemable convertible preferred shares include a provision that resulted in an adjustment to the applicable conversion price. This provision provided that if our net income for 2008 was less than RMB250 million then the conversion price would be adjusted to increase the number of ordinary shares issuable upon conversion, while if our net income for 2008 was greater than RMB250 million then the conversion price would be adjusted to decrease the number of ordinary shares issuable upon conversion, in each case according to the formula described below. Because our net income for 2008, at RMB249.1 million, fell slightly below the target of RMB250 million, an adjustment was made, such that upon the completion of this offering which is expected to be a Qualified IPO, all outstanding series B redeemable convertible preferred shares will automatically be converted into ordinary shares at the ratio of approximately 1.0054 ordinary shares to one series B redeemable convertible preferred share, subject to anti-dilution adjustments for any events occurring prior to the conversion into ordinary shares. The adjustment formula took into consideration such factors as the amount of the investment by the holders of our series B redeemable convertible preferred shares, the amount of the investment by the holders of our series A redeemable convertible preferred shares and our 2008 net income. The formula was designed to adjust the number of shares held by the holders of the series B redeemable convertible preferred shares so that the percentage of the shares held by the holders of the series B redeemable convertible preferred shares in our issued and outstanding share capital equals the ratio of (i) the amount of investment by them in us to (ii) the value of our company calculated based on our 2008 net income. Generally, the adjustment is of the effect that the larger the deficit between our actual 2008 net income (subject to certain adjustments) and the 2008 net income target, the larger the number of ordinary shares into which each series B redeemable convertible preferred share is convertible.

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Prior to the September 2009 Modification, the share subscription agreement provided that if the value of each ordinary share issuable upon conversion of the series B redeemable convertible preferred shares in connection with a Qualified IPO was less than 1.5 times the adjusted original issue price per share of series B redeemable convertible preferred shares, then the founders would be required to transfer to the holders of series B redeemable convertible preferred shares a number of ordinary shares the value of which, at the Qualified IPO price per share, when added to the value of the ordinary shares issuable upon conversion of the series B redeemable convertible preferred shares in connection with the Qualified IPO, would equal the product of (i) the number of outstanding series B redeemable convertible preferred shares prior to the Qualified IPO, multiplied by (ii) 1.5 times the adjusted original issue price per share of the series B redeemable convertible preferred shares. For example, if the value of the ordinary shares issuable upon conversion of the series B redeemable convertible preferred shares in connection with a Qualified IPO was US$5.00 per share (which is less than 1.5 times the adjusted original issue price of series B redeemable convertible preferred shares of US$7.10 per share), our founders would have been required to transfer an aggregate of 62,508 ordinary shares to holders of series B redeemable convertible preferred shares.

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After May 30, 2011, any holder of the then outstanding series B redeemable convertible preferred shares may require us to redeem all of the outstanding series B redeemable convertible preferred shares held by such holder for an amount equal to 150% of their original issuance price, plus all accumulated and unpaid dividends. Dividends do not accumulate or accrue unless declared.

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As in the case of the series A redeemable convertible preferred shares, in the event of any liquidation event (as defined in our amended and restated articles of association) and so long as any of the series B redeemable convertible preferred shares have not been converted into ordinary shares, the holders of series B redeemable convertible preferred shares are entitled to receive, in preference to the holders of the ordinary shares, a per share amount equal to 150% of their original issue price and any declared but unpaid dividends. After such payment has been made to holders of the series A and series B redeemable convertible preferred shares, any remaining assets will be distributed pro rata to the holders of ordinary shares and the series A and series B redeemable convertible preferred shares on an as-converted basis.

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The series B redeemable convertible preferred shares rank pari passu with the series A redeemable convertible preferred shares in terms of rights to receive dividends and distributions, and are entitled to dividends, in preference to any dividend on the ordinary shares or any other class or series of shares, at the rate of 10% per annum of their original issue price, when and as declared by our board of directors. No dividend, whether in cash, in property, in our shares or otherwise, may be paid on any other class or series of shares of us Company unless and until the dividend aforesaid is first paid in full on the series A and series B redeemable convertible preferred shares. Except for the dividend rights set forth above, the series A and series B redeemable convertible preferred shares do not participate with the ordinary shares in any further dividend or distribution of earnings or profits. Dividends do not accumulate or accrue unless declared.

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The holders of series B redeemable convertible preferred shares have voting rights equal to the number of ordinary shares then issuable upon their conversion into ordinary shares. Holders of series B redeemable convertible preferred shares are entitled to vote at any of our general meetings.

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In connection with the investment of the holders of series B redeemable convertible preferred shares, Xiande Li, Kangping Chen and Xianhua Li executed a commitment letter to the holders of our series B redeemable convertible preferred shares, pursuant to which the founders were required to transfer for no further consideration, according to a formula described below, to the holders of series B redeemable convertible preferred shares additional ordinary shares if our audited consolidated financial statements for the year ending December 31, 2009 were delivered before the completion of the Qualified IPO and our net income for the year ending December 31, 2009, after certain adjustments, was less than the target net income for 2009, which prior to the June 2009 Modification was set at RMB450 million. The share transfer formula takes into consideration such factors as the amount of the investment by the holders of our series B redeemable convertible preferred shares, the amount of the investment by the holders of our series A redeemable convertible preferred shares, our 2008 net income and our 2009 net income. The formula required the transfer of ordinary shares by our founders to the holders of the series B redeemable convertible preferred shares so that the percentage of the shares to be held by the holders of the series B redeemable convertible preferred shares in our issued and outstanding share capital would equal the ratio of (i) the amount of investment by them in us to (ii) the value of our company calculated based on the difference between the 2009 net income target and our actual 2009 net income (subject to certain adjustments). Generally, the larger the deficit between our actual 2009 net income (subject to certain adjustments) and the 2009 net income target, the larger the number of ordinary shares that must be transferred to the holders of the series B redeemable convertible preferred shares by the founders. For information on the accounting treatment for 2009 net income target, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Redeemable Convertible Preferred Shares.”

“Certain adjustments” means in calculating the year 2009 net income and year 2010 net income, (i) any earnings obtained through or as the result of mergers or acquisitions or any extraordinary or non-recurring earnings will not be counted and (ii) the costs and expenses incurred by us in relation to any financing conducted by us, including the Qualified IPO, listing of our ordinary shares directly or indirectly on any stock exchange and the implementation of any share incentive plan will not be deducted from our income. Our year 2009 net income would be rounded to the nearest RMB100,000. In addition, in applying the formula adjusting the share percentages based on our 2009 net income, if our year 2009 net income exceeded the target net income for 2009, it would be deemed as such target net income. “Certain adjustments” has a similar meaning when used in relation to the calculation of 2008 net income.

June 2009 Modification

On June 22, 2009, in view of changed market circumstances and in order to incentivize our founders, who are also our key employees, our founders and holders of series B redeemable convertible preferred shares reached an agreement to amend the commitment letter to reduce the net income target for 2009 from RMB450 million to RMB100 million. In return, our founders agreed to (i) transfer 76,582 ordinary shares (without giving effect to the 2009 Share Split) to the holders of series B redeemable convertible preferred shares, and (ii) add a net income target for 2010 to the commitment letter, pursuant to which our founders agreed to transfer ordinary shares to the holders of series B redeemable convertible preferred shares according to a formula for no further consideration if completion of a Qualified IPO has not occurred prior to delivery of our financial statements for the year ended December 31, 2010 and our net income for the year ended December 31, 2010, after certain adjustments which are the same as those applicable to the calculation of the 2009 net income discussed above, is less than the target net income for 2010 of RMB200 million.

Pursuant to the Shareholders Agreement and our amended and restated articles of association, the transfer of ordinary shares from our founders to the holders of series B redeemable convertible preferred shares required the approval of our shareholders holding at least 60% of the series A and series B redeemable convertible preferred shares. Our founders approached Flagship to obtain its approval of the share transfer, and in exchange for Flagship’s approval agreed on July 22, 2009 to transfer 14,031 ordinary shares (without giving effect to the 2009 Share Split) to Flagship.

The share transfer from our founders to series B redeemable convertible preferred shares and Flagship pursuant to the June 2009 Modification was completed on September 15, 2009.

Our year 2009 net income after certain adjustments exceeded the target net income for 2009 of RMB100 million. Therefore, our founders were not required to transfer any ordinary shares to the holders of our series B redeemable convertible preferred shares in respect of the 2009 net income target pursuant to the commitment letter as amended by the June 2009 Modification.

September 2009 Modification

The Shareholders Agreement originally specified that a Qualified IPO must, among other things, result in a total market capitalization of not less than US$750 million and raise total gross proceeds of not less than US$150 million. Our amended and restated articles of association contained the same provisions.

One of the consequences of the occurrence of a Qualified IPO is that the series A and series B redeemable convertible preferred shares are automatically converted into ordinary shares, and the restrictive provisions of the Shareholders Agreement are terminated. In view of changed market circumstances prevailing at the time of the September 2009 Modification, in order to ensure that our initial public offering would be a Qualified IPO, our shareholders agreed to amend the definition of Qualified IPO to remove the thresholds of market capitalization and gross proceeds.

Accordingly, on September 15, 2009, our founders agreed with the holders of series A and series B redeemable convertible preferred shares to amend certain existing terms of the investment by the holders of series A and series B redeemable convertible preferred shares in us, including:

(i) revision of the definition of Qualified IPO to eliminate such quantitative thresholds, such that a Qualified IPO is now defined as a fully underwritten initial public offering of our shares or ADSs with a listing on the NYSE;

(ii) removal of the requirement for our founders to transfer certain number of ordinary shares to the holders of the series B redeemable convertible preferred shares if the value of ordinary shares issuable upon conversion of the series B redeemable convertible preferred shares in connection with a Qualified IPO is less than 1.5 times the adjusted original issue price per share of the series B redeemable convertible preferred shares; and

(iii) an agreement that the 14,031 and 76,528 ordinary shares (in both cases, without giving effect to the 2009 Share Split) transferred to Flagship and the holders of series B redeemable convertible preferred shares, respectively, in connection with the June 2009 Modification must be returned to the founders in the event they exercise their rights to cause the redemption of their preferred shares.

As a result, our initial public offering constituted a Qualified IPO.

Initial Public Offering

On May 19, 2010, we completed our initial public offering, in which we offered and sold 5,835,000 ADSs representing 23,340,000 ordinary shares, raising US$64.2 million in proceeds before expenses to us. Our ADSs are listed on the New York Stock Exchange under the symbol “JKS.” In addition, all of our series A and series B redeemable convertible preferred shares were converted into ordinary shares upon the completion of our initial public offering.

Registration Rights

We have granted registration rights to the holders of our ordinary shares who prior to our initial public offering held our series A and series B redeemable convertible preferred shares and ordinary shares issued to Wealth Plan or their assignees pursuant to the Shareholders’ Agreement dated December 16, 2008, which replaced the amended and restated shareholders agreement entered into by Paker with its shareholders on September 18, 2008.

Demand Registration Rights

At any time that is six months after the closing of our initial public offering, any shareholder(s) holding of record at least 20% of registrable securities then outstanding may, on three occasions only, request us to effect the registration of all or part of the registrable securities then outstanding so long as on each occasion, the anticipated aggregate offering price (net of underwriting discounts and commissions) exceeds US$5 million. Registrable securities are ordinary shares issued or issuable to the holders of our preferred shares and ordinary shares issued to Wealth Plan or their respective transferees.

Form F-3 or Form S-3 Registration Rights

At any time that is six months after the closing of our initial public offering, if our company qualifies for registration on Form F-3 or Form S-3, any holder of registrable securities may request us to effect a registration statement on Form F-3 or Form S-3 for a public offering of registrable securities so long as the reasonably anticipated aggregate price to the public would be at least US$1 million and we are entitled to use Form F-3 or Form S-3 for such offering. Holders of registrable securities may demand a registration on Form F-3 or Form S-3 on unlimited occasions, although we are only obligated to bear expenses incurred for the first two such Form F-3 or Form S-3 registrations.

Piggyback Registration Rights

Holders of registrable securities also have “piggyback” registration rights, pursuant to which they may request us to register all or any part of the registrable securities then held by such holders when we register any of our equity securities in connection with the public offering of such securities solely for cash. The selling shareholders in this offering have requested us to register the ADSs offered by them pursuant to the registration statement of which this prospectus is a part.

If any of the offerings involves an underwriting, the managing underwriter or the underwriters of any such offering have certain rights to limit the number of shares included in such registration. However, the number of registrable securities included in an underwritten public offering subsequent to our initial public offering pursuant to demand registration rights, Form F-3 or Form S-3 registration rights or “piggyback” registration rights may not be reduced to less than 25% of the registrable securities requested to be included in such offering. However, the terms do not provide for any specific damage, payment or transfer any other consideration to the holders of registrable securities in the event of non-performance to effect a registration statement.

We are generally required to bear all of the registration expenses incurred in connection with three demand registrations, two Form F-3 or Form S-3 registrations and unlimited number of piggyback registrations, except underwriting discounts and commissions.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

JPMorgan Chase Bank, N.A., as depositary, will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in four ordinary shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and you as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which it has not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflects your ownership of ADSs.

The depositary’s office is located at 1 Chase Manhattan Plaza, Floor 58, New York, NY 10005-1401.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Islands law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s public reference room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC’s website at http://www.sec.gov.

Share Dividends and Other Distributions

How will you receive dividends and other distributions on the shares underlying your ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

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Cash.  The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

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Shares.  In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

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Rights to receive additional shares.  In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments representing such rights in its discretion. However, if we do not furnish such evidence, the depositary may (i) sell such rights if practicable and distribute the net proceeds in the same manner, as cash to the ADR holders entitled thereto; or (ii) if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing. We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

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Other Distributions.  In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determines that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities.”

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. In the case of certificated ADSs, delivery will be made at the custodian’s office. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or government regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may, after consultation with us if practicable, fix record dates for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of shares,

•	to give instructions for the exercise of voting rights at a meeting of holders of ordinary shares or other deposited securities,

•	to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR, or

•	to receive any notice or to act in respect of other matters,

all subject to the provisions of the deposit agreement.

Voting Rights

How do you vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs, including instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will you be able to view our reports?

The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries), to the depositary. It will distribute the same to the registered ADR holders.

Fees and Expenses

What fees and expenses will you be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reasons, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of up to US$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

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a fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

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reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against ADS holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

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a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between the depositary and us.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the ADR program are not known at this time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services to any holder until the fees and expenses owing by such holder for those services or otherwise are paid.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution, or in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

•	amend the form of ADR;

•	distribute additional or amended ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received and distribute the proceeds as cash; or

•	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must give ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 45 days of the date of such resignation, or (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 90th day after our notice of removal was first provided to the depositary. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to receive and hold or sell distributions on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales (as long as it may lawfully do so), without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such net proceeds and other cash.

Limitations on Obligations and Liability to ADR Holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up or, combination of any ADR, the delivery of any distribution in respect thereof, the withdrawal of any deposited securities, and from time to time, we or the depositary or its custodian may require:

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payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable charges as described in the deposit agreement;

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the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable laws, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdrawal shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

•

any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, the People’s Republic of China (including the Hong Kong Special Administrative Region, the People’s Republic of China) or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent, delay or subject to any civil or criminal penalty any act which the deposit agreement or the ADRs provides shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

•	it exercises or fails to exercise discretion under the deposit agreement or the ADR;

•	it performs its obligations under the deposit agreement and ADRs without gross negligence or bad faith;

•

it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADR or ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by any securities depositary, clearing agency or settlement system in connection with or arising out of book-entry settlement of deposited securities or otherwise. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of JPMorgan Chase Bank, N.A.

Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or ADSs.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. Neither the depositary nor any of its agents shall be liable to the registered holders of ADRs or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

The depositary and its agents may own and deal in any class of our securities and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and you agree to comply with such instructions.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. Registered holders of ADRs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Pre-release of ADSs

In its capacity as depositary, the depositary shall not lend shares or ADSs; provided, however, that the depositary may (i) issue ADSs prior to the receipt of shares and (ii) deliver shares prior to the receipt of ADSs for withdrawal of deposited securities, including ADSs which were issued under (i) above but for which shares may not have been received (each such transaction a “pre-release”). The depositary may receive ADSs in lieu of shares under (i) above (which ADSs will promptly be canceled by the depositary upon receipt by the depositary) and receive shares in lieu of ADSs under (ii) above. Each such pre-release will be subject to a written agreement whereby the person or entity (the “applicant”) to whom ADSs or shares are to be delivered (a) represents that at the time of the pre-release the applicant or its customer owns the shares or ADSs that are to be delivered by the applicant under such pre-release, (b) agrees to indicate the depositary as owner of such shares or ADSs in its records and to hold such shares or ADSs in trust for the depositary until such shares or ADSs are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such shares or ADSs, and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate. Each such pre-release will be at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate, terminable by the depositary on not more than five (5) business days’ notice and subject to such further indemnities and credit regulations as the depositary deems appropriate. The depositary will normally limit the number of ADSs and shares involved in such pre-release at any one time to thirty percent (30%) of the ADSs outstanding (without giving effect to ADSs outstanding under (i) above), provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs and shares involved in pre-release with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided pursuant to (b) above, but not the earnings thereon, shall be held for the benefit of the registered holders of ADRs (other than the applicant).

Appointment

In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

•

appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law

The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 9,335,000 outstanding ADSs representing approximately 43% of our ordinary shares in issue (assuming no exercise of the underwriters’ over-allotment option). All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while our application to list our ADSs on the NYSE has been approved, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up Agreements

Each of our shareholders and certain directors and executive officers has agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for or substantially similar to our ordinary shares, in the form of ADSs or otherwise, for a period until 90 days after the date this prospectus becomes effective. After the expiration of the lock-up period, the ordinary shares or ADSs held by our directors, executive officers or certain of our other existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

This lock-up will not apply to the exercise of share options granted as of the date of this prospectus, of which options to purchase 1,084,922 ordinary shares (equivalent to 271,230 ADSs) have vested or are expected to vest by November 30, 2010.

The lock-up restricted period is subject to adjustment under certain circumstances. If (i) during the last 17 days of the lock-up period, we release earnings results or material news or a material event relating; or (ii) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period following the last day of the lock-up period, then the lock-up will continue to apply until the expiration of the 18-day period beginning on the release of the earnings results or the announcement of the material news or material event, as applicable, unless the representative waives, in writing, such an extension.

Rule 144

Under Rule 144, a person who has beneficially owned restricted ordinary shares or warrants for at least six months would be entitled to sell their securities provided that (i) such person is not one of our affiliates at the time of, or has not been one of our affiliates at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale.

Persons who have beneficially owned restricted ordinary shares or warrants for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within the proceeding three months only a number of securities that does not exceed the greater of either of the following:

•	1% of the total number of ordinary shares then outstanding, which will equal 949,278 shares immediately after this offering; or

•	the average weekly trading volume of the ADSs on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale.

Sales under Rule 144 must be made through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

As of the date of this prospectus, we have granted options for an aggregate of 4,536,480 ordinary shares to our directors, officers and employees under our 2009 Long Term Incentive Plan, of which options for 4,272,130 ordinary shares are outstanding as of the date of this prospectus.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares, in the form of ADSs or otherwise, or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lockup agreements described above. See “Description of Share Capital — Registration Rights.”

TAXATION

The following summary of the material Cayman Islands, Hong Kong, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under United States state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, Hong Kong, PRC and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, our Cayman Islands counsel. To the extent that the discussion relates to matters of Hong Kong tax law, it represents the opinion of Baker & McKenzie LLP, our Hong Kong counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Chen & Co. Law Firm, our PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. No Cayman Islands stamp duty will be payable unless an instrument is executed in, brought to, or produced before a court of the Cayman Islands. The Cayman Islands are not parties to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Hong Kong Taxation

The following is a summary of the material Hong Kong tax consequences of the ownership of the ADSs by an investor that purchases such ADSs in connection of this offering and holds the ADSs as capital assets. This summary does not purport to address all possible tax consequences of the ownership of the ADSs, and does not take into account the specific circumstances of any particular investors (such as tax-exempt entities, certain insurance companies, broker-dealers etc.), some of which may be subject to special rules. This summary is based on the tax laws of Hong Kong as in effect on the date of this prospectus.

Hong Kong Profits Tax

Hong Kong profits tax would only apply if the investor is carrying on a business in Hong Kong and derives a Hong Kong sourced profit from the trading of the ADSs. The profits tax rate applicable to individuals for year of assessment 2010/11 is 15%. The profits tax rate applicable to companies for year of assessment 2010/11 is 16.5%.

Trades of the ADSs executed on the New York Stock Exchange would generally be considered to be effected in the United States and therefore any profits on disposal would be considered to be non-Hong Kong sourced and hence not subject to Hong Kong tax. This general principle may not apply to the trading profits of certain investors due to the nature of their business (e.g., insurances companies) or the way their transaction is arranged (e.g., off exchange transactions).

Dividends Received on ADSs

According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid by us on ADSs would not be subject to any Hong Kong tax, even if received by investors in Hong Kong.

Capital Gains From the Sale of ADSs

There is no tax on capital gains in Hong Kong. If the investor is carrying on a business in Hong Kong and derives Hong Kong source profits from the disposal of the ADSs, the onus will be on the investor to prove that the gains are capital in nature.

Stamp Duty

No Hong Kong stamp duty is payable on the purchase and sale of the ADSs.

People’s Republic of China Taxation

The following is a summary of the material PRC tax consequences of the ownership of the ADSs by an investor that purchases such ADSs in connection with this offering and holds the ADSs as capital assets. This summary does not purport to address all possible tax consequences of the ownership of the ADSs and does not take into account the specific circumstances of any particular investors (such as tax-exempt entities, certain insurance companies, broker-dealers etc.), some of which may be subject to special rules. This summary is based on the tax laws of the PRC as in effect on the date of this prospectus.

In 2007, the PRC government promulgated the new Enterprise Income Tax Law, or the EIT Law of the PRC, and the relevant implementation regulations, both of which became effective on January 1, 2008. The EIT Law provides that enterprises established outside China whose “de facto management bodies” are located in China are considered “tax resident enterprises.” Under the implementation regulations, “de facto management bodies” is defined as the bodies that have, in substance, overall management control over such aspects as the production and business, personnel, accounts and properties of an enterprise. The implementation regulations of the EIT Law also provides that, (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in China, then such dividends or capital gains are treated as China-sourced income.

The EIT Law and the implementation regulations have only recently taken effect. Currently there are no detailed rules or precedents, which are applicable to our company or Paker, governing the procedures and specific criteria for determining “domicile.” As such, it is not clear how “domicile” will be interpreted under the EIT Law. It may be interpreted as the jurisdiction where the enterprise is incorporated or where the enterprise is a tax resident. A substantial majority of our management team as well as the management team of Paker are located in China. If our company and Paker are considered PRC tax resident enterprises for tax purposes, any dividends we pay to our overseas shareholders or ADSs holders as well as any gains realized by such shareholders or ADSs holders from the transfer of our shares or ADSs may be regarded as China-sourced income and, consequently, be subject to PRC enterprise income tax at 10% or a lower treaty rate.

U.S. Federal Income Taxation

Introduction

The following discussion, subject to the qualifications herein, is the opinion of Baker & McKenzie LLP, our U.S. counsel, on the material U.S. federal income tax consequences of the purchase, ownership and disposition of the ordinary shares or ADSs (evidenced by ADRs) by U.S. Holders (as defined below). This discussion applies only to U.S. Holders that purchase the ordinary shares or ADSs in the offering and hold the ordinary shares or ADSs as capital assets. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, other financial institutions, insurance companies, tax-exempt entities, retirement plans, regulated investment companies, partnerships, dealers in securities, brokers, U.S. expatriates, persons subject to the alternative minimum tax, persons who have acquired the shares or ADSs as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a “functional currency” other than the U.S. dollar or persons that own (or are deemed to own) 10% or more (by voting power) of our stock). If a partnership holds ordinary shares or ADSs, the consequences to a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding ordinary shares or ADSs should consult its own tax advisor regarding the U.S. tax consequences of its investment in the ordinary shares or ADSs through the partnership. This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of the ordinary shares or ADSs that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any state or political subdivision thereof or therein, including the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax regardless of the source thereof, or (iv) a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or certain electing trusts that were in existence on August 19, 1996 and were treated as domestic trusts on that date.

In general, for U.S. federal income tax purposes, a U.S. Holder of an ADS will be treated as the owner of the ordinary shares represented by the ADSs and exchanges of ordinary shares for ADSs, and ADSs for ordinary shares, will not be subject to U.S. federal income tax.

The U.S. treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of PRC taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSIDERATIONS APPLICABLE TO THEM RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE ORDINARY SHARES OR ADSs, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE AND LOCAL TAX LAWS OR NON-U.S. TAX LAWS, ANY CHANGES IN APPLICABLE TAX LAWS AND ANY PENDING OR PROPOSED LEGISLATION OR REGULATIONS.

Dividends

Subject to the discussion below under “— Passive Foreign Investment Company,” the gross amount of any distribution made by us on the ordinary shares or ADSs generally will be treated as a dividend includible in the gross income of a U.S. Holder as ordinary income to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, when received by the U.S. Holder, in the case of ordinary shares, or when actually or constructively received by the Depositary, in the case of ADSs. To the extent the amount of such distribution exceeds our current and accumulated earnings and profits as so computed, it will be treated first as a non-taxable return of capital to the extent of such U.S. Holder’s adjusted tax basis in such ordinary shares or ADSs and, to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as gain from the sale of such ordinary shares or ADSs. We, however, may not calculate earnings and profits in accordance with U.S. tax principles. In this case, all distributions by us to U.S. Holders will generally be treated as dividends.

Certain dividends received by non-corporate U.S. Holders, including individuals, in taxable years beginning before January 1, 2011, generally will be subject to a maximum income tax rate of 15%. This reduced income tax rate is applicable to dividends paid by “qualified foreign corporations” and only with respect to ordinary shares or ADSs held for a minimum holding period of at least 61 days during a specified 121-day period, and if certain other conditions are met. We should be a qualified foreign corporation because our ADSs are listed on the NYSE. Accordingly, subject to the conditions described above and the discussions below under “— Passive Foreign Investment Company,” dividends paid by us generally will be eligible for the reduced income tax rate. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of an income tax treaty with the United States, which the Secretary of the United States Treasury has determined is satisfactory for purposes of the reduced rate and which includes an exchange of information program. The Secretary of the United States Treasury has determined that the United States income tax treaty with China satisfies these requirements. In the event that we are deemed to be a PRC resident enterprise under the EIT Law and if we are eligible for the benefits of the income tax treaty between the United States and China, dividends we pay on the ordinary shares, regardless of whether such shares are represented by ADSs, would be subject to a maximum income tax rate of 15% (subject to the general conditions for the reduced tax rate on dividends described above). Dividends paid by us will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

The U.S. Treasury Department has announced its intention to promulgate rules pursuant to which U.S. Holders of the ordinary shares or ADSs and intermediaries through whom such ordinary shares or ADSs are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such rules have not yet been issued, it is not clear whether we will be in a position to comply with them. U.S. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their particular circumstances.

Dividends paid by us will constitute income from sources outside the United States for U.S. foreign tax credit limitation purposes and will be categorized as “passive category income” or, in the case of certain U.S. Holders, as “general category income” for U.S. foreign tax credit purposes. Furthermore, in certain circumstances, if U.S. Holders have held the ADSs or ordinary shares for less than a specified minimum period during which such U.S. Holders are not protected from risk of loss, or are obligated to make payments related to the dividends, such U.S. Holders will not be allowed a foreign tax credit for any PRC withholding taxes imposed on dividends paid on the ADSs or ordinary shares. The rules relating to the U.S. foreign tax credit are complex. U.S. Holders should consult their own tax advisors regarding the effect of these rules in their particular circumstance.

In the event that we are deemed to be a PRC resident enterprise under the EIT Law, PRC withholding taxes may be imposed on dividends paid with respect to the ordinary shares or ADSs. U.S. Holders should consult their tax advisors regarding whether such PRC withholding taxes may be eligible for credit against their U.S. federal income tax liability under their particular circumstances.

A distribution of additional ordinary shares or ADSs to U.S. Holders with respect to their ordinary shares or ADSs that is made as part of a pro rata distribution to all shareholders generally will not be subject to U.S. federal income tax.

Sale or Other Disposition of Ordinary Shares or ADSs

Subject to the discussion below under “— Passive Foreign Investment Company,” a U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes upon a sale or other disposition of the ordinary shares or ADSs in an amount equal to the difference between the amount realized from such sale or disposition and the U.S. Holder’s adjusted tax basis in such ordinary shares or ADSs. Such gain or loss generally will be a capital gain or loss and will be long-term capital gain (taxable at a reduced rate for non-corporate U.S. Holders, including individuals) or loss if, on the date of sale or disposition, such ordinary shares or ADSs were held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to significant limitations. Any gain or loss on the sale or disposition will be treated as U.S. source income or loss for U.S. foreign tax credit limitation purposes. However, in the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law, a U.S. Holder may be eligible for the benefits of the income tax treaty between the United States and the

PRC. Under that treaty, if any PRC tax was to be imposed on any gain from the disposition of the ADSs or ordinary shares, the gain may be treated as PRC-source income. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company

Based on the composition of our assets and income and the current expectations regarding the amount of the net proceeds of this offering to be received by us, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2009 taxable year and we do not intend or anticipate becoming a PFIC for 2010 or any future taxable year. The determination of PFIC status is a factual determination that must be made annually at the close of each taxable year. Because PFIC status is a factual determination based on actual results for the entire taxable year, our U.S. counsel expresses no opinion with respect to our PFIC status and expresses no opinion with respect to our expectations contained in this paragraph. Changes in the nature of our income or assets, the manner and rate at which we spend the net proceeds of this offering to be received by us, or a decrease in the trading price of the ordinary shares or ADSs may cause us to be considered a PFIC in the current or any subsequent year. However, as noted above, there can be no certainty in this regard until the close of the 2010 taxable year.

In general, a non-U.S. corporation will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) on average at least 50% of the value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents and gains from commodities and securities transactions. Passive income does not include rents and royalties derived from the active conduct of a trade or business. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

If we are a PFIC in any year during which a U.S. Holder owns the ordinary shares or ADSs, such U.S. Holder may experience certain adverse tax consequences. Such U.S. Holder could be liable for additional taxes and interest charges upon i) distributions received by the U.S. Holder on our ordinary shares or ADSs during the year, but only to the extent that the aggregate of the distributions for the taxable year exceeds 125% of the average amount of distributions received by the U.S. Holder in the preceding three years, or (ii) upon a sale or other disposition of the ordinary shares or ADSs at a gain, whether or not we continue to be a PFIC (each an “excess distribution”). The tax will be determined by allocating the excess distribution ratably to each day of the U.S. Holder’s holding period. The amount allocated to the current taxable year and any taxable year with respect to which we were not a PFIC will be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates applicable to ordinary income for such taxable years and, in addition, an interest charge will be imposed on the amount of such taxes.

These adverse tax consequences may be avoided if the U.S. Holder is eligible to and does elect to annually mark-to-market the ordinary shares or ADSs. If a U.S. Holder makes a mark-to-market election, such holder will generally include as ordinary income the excess, if any, of the fair market value of the ADSs or ordinary shares at the end of each taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Any gain recognized on the sale or other disposition of the ADSs or ordinary shares will be treated as ordinary income. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable Treasury regulations. We expect the ADSs or ordinary shares to be “marketable stock” because our ADSs are listed on the NYSE.

A U.S. Holder’s adjusted tax basis in the ADSs or ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If a U.S. Holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs or ordinary shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. U.S. Holders are urged to consult their tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances.

The above results may also be eliminated if a US Holder is eligible for and makes a valid qualified electing fund election, or QEF election. If a QEF election is made, such US Holder generally will be required to include in income on a current basis its pro rata share of its ordinary income and its net capital gains. We do not intend to prepare or provide the information that would entitle U.S. Holders to make a QEF election.

If we are regarded as a PFIC, a U.S. Holder of ordinary shares or ADSs must make an annual return on IRS Form 8621 as directed by the secretary of the Treasury. The reduced tax rate for dividend income, as discussed above under “Dividend Policy” is not applicable to a dividend paid by us if we are a PFIC for either the year the dividend is paid or the preceding year.

Prospective investors should consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in a PFIC.

Recent Legislation

Recently enacted legislation requires certain U.S. Holders who are individuals, estates, or trusts to pay a 3.8% tax on, among other things, dividends and capital gains from the sale or other disposition of shares of common stock for taxable years beginning after December 31, 2012. In addition, for taxable years beginning after March 18, 2010, recent legislation requires certain U.S. Holders who are individuals to report information relating to an interest in our ordinary shares, subject to certain exceptions. U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of this tax legislation on their ownership and disposition of ADSs or ordinary shares.

Backup Withholding Tax and Information Reporting Requirements

Dividend payments made to U.S. Holders and proceeds paid from the sale or other disposition of their ordinary shares or ADSs may be subject to information reporting to the Internal Revenue Service and possible U.S. federal backup withholding at a current rate of 28%. Certain exempt recipients are not subject to these information reporting requirements. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service in a timely manner and furnishing any required information.

Prospective investors should consult their own tax advisors as to their qualification for an exemption from backup withholding and the procedure for obtaining this exemption.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement, we and the selling shareholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC is acting as the representative, the following respective numbers of ADSs:

Underwriters	Number of ADSs
Credit Suisse Securities (USA) LLC	2,555,000
William Blair & Company	332,500
Roth Capital Partners	332,500
Collins Stewart LLC	245,000
Rodman & Renshaw, LLC	35,000

Total	3,500,000

The underwriting agreement provides that the underwriters are obligated to purchase all the ADSs in the offering if any are purchased, other than those ADSs covered by the option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

Our founder selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of pricing, to purchase up to an aggregate of 525,000 additional ADSs from such selling shareholders at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. If the option is exercised, each underwriter will severally purchase ADSs in approximately the same proportion as set forth in the table above.

The underwriters propose to offer the ADSs initially at the public offering price listed on the cover page of this prospectus and to selling group members at that price less a selling concession of US$1.026 per ADS. After the public offering, the representative may vary the public offering price and concessions and discount to broker-dealers.

The following table shows the per ADS and total underwriting discounts and commissions and estimated expenses to be paid by us and the selling shareholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.

	Per Share				Total
	No Exercise		Full Exercise		No Exercise		Full Exercise
Underwriting discounts and commissions paid by us	US$	0.43	US$	0.43	US$	3,420,000	US$	3,420,000
Expenses payable by us	US$	0.12	US$	0.12	US$	964,921	US$	964,921
Underwriting discounts and commissions paid by the selling shareholders	US$	0.43	US$	0.43	US$	2,565,000	US$	3,462,750

We estimate that our out of pocket expenses for this offering will be approximately US$964,921.

The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the total number of ADSs being offered. Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC.

We have agreed that we will not, without the prior written consent of the representative, offer, sell, contract to sell, pledge, grant any option to purchase, purchase any option or contract to sell, right or warrant to purchase, make any short sale or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any of our ADSs or ordinary shares or securities convertible into or exchangeable or exercisable for any of our ADSs or ordinary shares, or otherwise transfer or dispose of

(including entering into any swap, hedge or other arrangement that transfers to any other entity, in whole or in part, any of the economic consequences of ownership interest): (i) our ADSs and ordinary shares; (ii) shares of our subsidiaries or affiliated consolidated entities and depositary shares representing those shares; and (iii) securities that are substantially similar to such shares or depositary shares or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or to enter into any swap, hedge or other arrangement, for a period from the date of the lock-up agreements until 90 days after the date of this prospectus, or the restricted period. Certain directors and executive officers, as well as our existing shareholders except TDR Investment Holdings Corporation, which will sell in this offering substantially all of our ordinary shares it currently holds, have entered into similar lock-up agreements with the representative with respect to our ADSs, ordinary shares or securities convertible into or exchangeable or exercisable for any of our ADSs or ordinary shares. This lock-up will not apply to the exercise of share options granted as of the date of this prospectus, of which options to purchase 1,084,922 ordinary shares (equivalent to 271,230 ADSs) have vested or are expected to vest by November 30, 2010.

However, in the event that either (i) during the last 17 days of the restricted period, we release earnings results or material news or a material event relating to us occurs or (ii) prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period, then in either case the expiration of the restricted period described in the preceding paragraph will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the material news or the occurrence of the material event, as applicable, unless the representative waives, in writing, such an extension.

The representative has no present intent or understandings, tacit or explicit, to release these lock-up arrangements early.

We and the selling shareholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Our ADSs are listed on the New York Stock Exchange under the symbol “JKS.”

In connection with the offering the underwriters may engage in stabilizing transactions, short sales, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Short sales involve sales by the underwriters in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs sold by the underwriters is not greater than the number of additional ADSs that they may purchase from us or the selling shareholder. In a naked short position, the number of ADSs sold by the underwriters is greater than the number of additional ADSs that they may purchase from us or the selling shareholder. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs and/or purchasing ADSs in the open market.

•

Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the option to purchase additional ADSs. If the underwriters sell more ADSs than could be covered by the option to purchase additional ADSs, a naked short position, the position can only be closed out by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the ADSs originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•

In passive market making, market makers in the ADSs who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our ADSs until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of the ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. If these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations, and they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

We expect that delivery of our ADSs will be made against payment therefor on or about         .

The underwriters and their affiliates may, from time to time, provide investment banking and other services to us, our officers or our directors for which they will receive customary fees and commissions.

Credit Suisse Securities (USA) LLC is acting as the sole bookrunner for this offering. The address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, NY 10010.

Australia. This prospectus is not a disclosure document under Chapter 6D of the Corporations Act 2001 (Cth), or the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the ADSs under this prospectus is only made to persons to whom it is lawful to offer the ADSs without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the ADSs sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

Canada. Each underwriter will be deemed to have represented and agreed that (i) it has not offered or sold and will not offer or sell, any ADSs, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of ADSs in Canada will be made only (a) in accordance with an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and (b) by a dealer duly registered under the applicable securities laws of that province or territory or in circumstances where an exemption from the applicable registered dealer requirements is available; and (ii) it will send to any dealer who purchases from it any of the ADSs a notice stating in substance that, by purchasing such

ADSs, such dealer represents and agrees that it has not offered or sold, and it will not offer or sell, directly or indirectly, any of such ADSs in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of ADSs in Canada will be made only (a) in accordance with an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and (b) by a dealer duly registered under the applicable securities laws of that province or territory or in circumstances where an exemption from the applicable registered dealer requirements is available, and that such dealer will deliver to any other dealer to whom it sells any of such ADSs a notice containing substantially the same statement as is contained in this sentence. Each underwriter has also agreed to comply with all applicable laws and regulations, and make or obtain all necessary filings, consents or approvals, in each Canadian jurisdiction in which it purchases, offers, sells or delivers ADSs (including, without limitation, any applicable requirements relating to the delivery of this prospectus), in each case, at its own expense. In connection with sales of and offers to sell ADSs made by it, each underwriter will either furnish to each Canadian Person to whom any such sale or offer is made a copy of the then current prospectus, or inform such person that such prospectus will be made available upon request, and will keep an accurate record of the names and addresses of all persons to whom it gives copies of this prospectus, or any amendment or supplement to this prospectus; and when furnished with any subsequent amendment to this prospectus, any subsequent prospectus or any medium outlining changes in this prospectus, such underwriter will upon request of the representatives, promptly forward copies thereof to such persons or inform such persons that such amendment, subsequent prospectus or other medium will available upon request.

A “Canadian Person” means any national or resident of Canada (other than an individual resident in a Canadian province or territory where such individual is prohibited from purchasing securities under local provincial and territorial securities laws), or any corporation, person, profit-sharing or other trust or other entity organized under the laws of Canada or of any political subdivision thereof (other than a branch located outside Canada of any Canadian Person), and includes any Canadian branch of a person who is otherwise not a Canadian Person.

Cayman Islands. This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, the ADSs may not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that the ADSs may, with effect from and including the Relevant Implementation Date, be offered to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any of the ADSs in any Relevant Member States means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe for the ADSs, as the same may be varied in that Member State, by any measure implementing the Prospectus Directive in that Member State, and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong. The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) or any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) or any rules made thereunder.

Japan. The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan and may not be offered or sold, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to, or for the account or benefit of, any person for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan, except (i) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Financial Instruments and Exchange Law of Japan and (ii) in compliance with any other relevant laws and regulations of Japan.

Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act (Chapter 289), or the SFA, (ii) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 except:

1.

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person, or any person pursuant to Section 275(2), or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

2.	where no consideration is given for the transfer; or

3.	by operation of law.

Switzerland. This prospectus does not constitute a prospectus within the meaning of Article 652a or 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht), and none of this offering and the ADSs has been or will be approved by any Swiss regulatory authority.

United Kingdom. The ADSs may not be offered or sold other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the ADSs would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the “FSMA”) by the issuer. In addition, no person may communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the ADSs other than in circumstances in which Section 21(1) of the FSMA does not apply to the issuer.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. All amounts are estimated except for the fees relating to SEC registration and FINRA filing.

SEC Registration Fee	US$	10,331
New York Stock Exchange Listing Fee		9,600
FINRA Filing Fee		14,990
Printing Expenses		100,000
Legal Fees and Expenses		500,000
Accounting Fees and Expenses		150,000
Roadshow Costs and Other Expenses		180,000

Total	US$	964,921

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated and existing under the laws of the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors; and

•	Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our current operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CT Corporation System as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Maples and Calder, our counsel as to Cayman Islands law, and Chen&Co. Law Firm, our counsel as to PRC law, have advised us, respectively, that there is doubt as to whether the courts of the Cayman Islands and China, respectively, would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the federal securities laws of the United States or any state or territory in the United States; or

•

entertain original actions brought in the courts of the Cayman Islands or China against us or our directors or officers predicated upon the federal securities laws of the United States or any state or territory in the United States.

Maples and Calder has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar fiscal or revenue obligations and which was neither obtained in a manner nor is of a kind enforcement of which is contrary to natural justice or the public policy of the Cayman Islands, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation. However, the Cayman Islands courts are unlikely to enforce a punitive judgment of a United States court predicated upon the liabilities provision of the federal securities laws in the United States without retrial on the merits if such judgment gives rise to obligations to make payments that may be regarded as fines, penalties or similar charges.

Chen & Co. Law Firm has advised us further that the recognition and enforcement of foreign judgments are primarily provided for under Chinese Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of Chinese Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. Currently, there are no treaties providing for reciprocity arrangements between the United States and the PRC for the recognition or enforcement of U.S. court judgments in China. In addition, in the event that foreign judgments contravene the basic principles of the laws of China, endanger state sovereignty or security, or are in conflict with the public interest of China, PRC courts will not recognize and enforce such foreign judgments.

LEGAL MATTERS

Certain legal matters as to the United States federal law and New York State law in connection with this offering will be passed upon for us by Baker & McKenzie LLP. Certain legal matters as to the United States federal law and New York State law in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder. Legal matters as to PRC law will be passed upon for us by Chen & Co. Law Firm and for the underwriters by Commerce & Finance Law Offices. Baker & McKenzie LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and Chen & Co. Law Firm with respect to matters governed by PRC law. Simpson Thacher & Bartlett LLP may rely upon Commerce & Finance Law Offices with respect to matters governed by PRC law.

Certain legal matters as to the U.S. federal law and New York State law in connection with this offering will be passed upon for Brilliant Win Holdings Limited, Yale Pride Limited and Peaky Investments Limited by Baker & Mckenzie LLP. Legal matters as to the BVI law will be passed upon for Brilliant Win Holdings Limited, Yale Pride Limited and Peaky Investments Limited by Maples and Calder.

Certain legal matters as to the U.S. federal law and New York State law in connection with this offering will be passed upon for SCGC Capital Holding Company Limited, New Goldensea (Hong Kong) Group Company Limited, Pitango Venture Capital Fund V, L.P. and Pitango Venture Capital Principals Fund V, L.P., Everbest International Capital Limited, CIVC Investment Ltd. and TDR Investment Holdings Corporation by White and Case LLP. Legal matters as to the BVI law will be passed upon for SCGC Capital Holding Company Limited and TDR Investment Holdings Corporation by Maples and Calder. Legal matters as to the Cayman law will be passed upon for Pitango Venture capital Fund V, L.P. and Pitango Venture Capital Principals Fund V, L.P. and CIVC Investment Ltd. by Maples and Calder. Legal matters as to Hong Kong law will be passed upon for New Goldensea (Hong Kong) Group Company Limited and Everbest International Capital Limited by White & Case LLP. White & Case LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and BVI law.

EXPERTS

The consolidated financial statements as of December 31, 2008 and 2009, and for each of the three years in the period ended December 31, 2009, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The office of PricewaterhouseCoopers Zhong Tian CPAs Limited Company is located at 11th Floor, PricewaterhouseCoopers Center, 202 Hu Bin Road, Shanghai 200021, People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. A related registration statement on F-6 will be filed with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC is available through the SEC’s Electronic Data Gathering, Analysis and Retrieval system, which may be accessed through the SEC’s website at www.sec.gov. Information filed with the SEC may also be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please visit the SEC’s website at www.sec.gov for further information on the SEC’s public reference room.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of JinkoSolar Holding Co., Ltd.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in equity and of cash flows present fairly, in all material respects, the financial position of JinkoSolar Holding Co., Ltd. (“the Company”) and its subsidiaries at December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, the People’s Republic of China

April 9, 2010

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

		For the year ended December 31,
	Notes	2007	2008	2009
		RMB	RMB	RMB
Revenue from third parties		327,781,635	1,551,758,033	1,539,542,277
Revenue from a related party	23	381,371,274	631,856,095	28,317,315

Total revenues	5	709,152,909	2,183,614,128	1,567,859,592
Cost of revenues		(621,023,990)	(1,872,088,658)	(1,337,647,527)

Gross profit		88,128,919	311,525,470	230,212,065
Operating expenses:
Selling and marketing		(1,307,037)	(1,167,653)	(16,727,975)
General and administrative		(11,182,409)	(38,662,273)	(85,114,520)
Research and development		(50,831)	(441,790)	(5,896,939)

Total operating expenses		(12,540,277)	(40,271,716)	(107,739,434)

Income from operations		75,588,642	271,253,754	122,472,631
Interest expenses, net		(321,850)	(6,323,932)	(29,936,782)
Subsidy income	2(w)	546,771	637,320	8,569,118
Investment (loss)/gain	1	—	(10,165,516)	82,063
Exchange loss		(68,025)	(4,979,824)	(2,181,537)
Other income/(expenses), net		300,007	(490,058)	(1,338,598)
Change in fair value of derivatives	26	—	(29,812,680)	(13,599,301)

Income before income taxes		76,045,545	220,119,064	84,067,594
Income tax (expense)/benefit	6	—	(822,280)	1,342,038

Net income		76,045,545	219,296,784	85,409,632
Less: Net income attributable to the non-controlling interests	3	—	(576,826)	—

Net income attributable to JinkoSolar Holding Co., Ltd.		76,045,545	218,719,958	85,409,632

Series A redeemable convertible preferred shares accretion	20	—	(13,747,632)	(31,832,994)
Series B redeemable convertible preferred shares accretion	20	—	(10,739,483)	(42,301,594)
Deemed dividend to a preferred shareholder	20	—	—	(8,015,089)
Allocation to preferred shareholders		—	(16,471,759)	(40,422,944)

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders		76,045,545	177,761,084	(37,162,989)

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share basic and diluted	18	2.19	3.52	(0.73)

Weighted average ordinary shares outstanding		34,691,800	50,429,700	50,731,450

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2008 AND 2009

	Note	December 31, 2008	December 31, 2009	December 31, 2009 pro-forma (Note 30)
		RMB	RMB	RMB (unaudited)
ASSETS
Current assets:
Cash and cash equivalent	2(d)	27,323,587	152,479,597	152,479,597
Restricted cash	2(e)	9,662,000	72,827,202	72,827,202
Short-term investments	7	—	50,462,300	50,462,300
Accounts receivable, net — a related party	23	69,062,122	100,382	100,382
Accounts receivable, net — third parties		8,039,510	236,796,628	236,796,628
Notes receivable	2(f)	—	13,301,730	13,301,730
Advances to suppliers	8	110,638,316	93,324,136	93,324,136
Inventories	9	272,030,481	245,192,398	245,192,398
Deferred tax assets — current	6	—	1,342,038	1,342,038
Prepayments and other current assets	10	32,224,382	104,823,993	104,823,993

Total current assets		528,980,398	970,650,404	970,650,404
Property, plant and equipment, net	11	352,929,483	741,481,449	741,481,449
Land use rights, net	12	165,509,635	228,377,510	228,377,510
Intangible assets, net	13	—	279,131	279,131
Advances to suppliers to be utilized beyond one year	8	187,270,550	230,899,519	230,899,519
Goodwill	4	—	45,645,832	45,645,832
Other assets	14	43,330,382	25,315,493	25,315,493

Total assets		1,278,020,448	2,242,649,338	2,242,649,338

LIABILITIES
Current liabilities:
Accounts payable		23,985,326	99,932,826	99,932,826
Notes payable	2(f)	—	81,643,243	81,643,243
Accrued payroll and welfare expenses		9,535,889	34,989,330	34,989,330
Advances from third party customers		184,749,026	36,777,776	36,777,776
Other payables and accruals	15	83,043,005	116,750,050	116,750,050
Other payables due to a related party	23	—	550,152	550,152
Derivative liabilities	26	30,017,369	54,938	—
Short-term borrowings from third parties, including current portion of long-term bank borrowings	16	150,000,000	576,084,026	576,084,026

Total current liabilities		481,330,615	946,782,341	946,727,403

Non-current liabilities:
Long-term borrowings	16	—	348,750,000	348,750,000
Guarantee liability	25	—	1,500,000	1,500,000
Long-term payable for capital lease	17	3,713,087	—	—
Deferred tax liability	6	—	2,779,473	2,779,473

Total liabilities		485,043,702	1,299,811,814	1,299,756,876

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS — (Continued)

AS OF DECEMBER 31, 2008 AND 2009

	Note	December 31, 2008	December 31, 2009	December 31, 2009 pro-forma (Note 30)
		RMB	RMB	RMB (unaudited)
Commitments and contingencies	25
Series A Redeemable Convertible Preferred Shares (US$0.00002 par value, 5,375,150 shares authorized; 5,375,150 and 5,375,150 shares issued and outstanding as of December 31, 2008 and 2009, respectively; none outstanding on a pro-forma basis as of December 31, 2009; liquidation preference of RMB245,815,200 as of December 31, 2009)	20	157,224,946	189,057,940	—
Series B Redeemable Convertible Preferred Shares (US$0.00002 par value, 7,441,450 shares authorized; 7,441,450 and 7,441,450 shares issued and outstanding as of December 31, 2008 and 2009, respectively; none outstanding on a pro-forma basis as of December 31, 2009; liquidation preference of RMB360,528,960 as of December 31, 2009)	20	245,402,237	287,703,831	—

Equity
Ordinary shares (US$0.00002 par value, 487,183,400 shares authorized; 50,731,450 and 50,731,450 shares issued and outstanding as of December 31, 2008 and 2009, respectively; 63,587,850 outstanding on a pro-forma basis as of December 31, 2009)	21	7,809	7,809	9,566
Additional paid-in capital		121,463,257	193,929,492	670,689,506
Statutory reserves	2(x)	25,825,125	38,434,698	38,434,698
Retained earnings		243,053,372	233,703,754	233,758,692

Total JinkoSolar Holding Co., Ltd. shareholders’ equity		390,349,563	466,075,753	942,892,462

Total equity		390,349,563	466,075,753	942,892,462

Total liabilities and equity		1,278,020,448	2,242,649,338	2,242,649,338

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

		JinkoSolar Holding Co., Ltd shareholders’ equity
	Notes	Ordinary Shares		Additional paid in capital	(Accumulated deficit)/ Retained earnings	Statutory reserves	Non-controlling interests	Total equity
		Number of shares	Par value
			RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2007		12,500,000	1,967	7,075,476	(1,369,891)	—	5,940,073	11,647,625
Issuance of ordinary shares	21	37,500,000	5,740	97,192,755	—	—	—	97,198,495
Capital injection to VIEs by VIEs shareholders		—	—	—	—	—	8,000,000	8,000,000
Reclassification of paid-in capital in Desun upon inception	1	—	—	(4,000,000)	—	—	—	(4,000,000)
Additional capital contribution by the Shareholders		—	—	802,267	—	—	—	802,267
Disposal of a subsidiary		—	—	—	—	—	(3,000,000)	(3,000,000)
Net income attributable to JinkoSolar Co., Ltd.		—	—	—	76,045,545	—	—	76,045,545

Balance as of December 31, 2007		50,000,000	7,707	101,070,498	74,675,654	—	10,940,073	186,693,932

Issuance of ordinary shares to a consultant	21	731,450	102	20,004,763	—	—	—	20,004,865
Appropriation to statutory reserves of Desun	2(x)	—	—	—	(30,000)	30,000	—	—
Disposal of a subsidiary		—	—	—	—	(30,000)	—	(30,000)
Deconsolidation of VIEs	3	—	—	387,996	—	—	(11,516,899)	(11,128,903)
Series A Redeemable Convertible Preferred Shares accretion	20	—	—	—	(13,747,632)	—	—	(13,747,632)
Series B Redeemable Convertible Preferred Shares accretion	20	—	—	—	(10,739,483)	—	—	(10,739,483)
Appropriation to statutory reserve of Jiangxi Jinko	2(x)	—	—	—	(25,825,125)	25,825,125	—	—
Net income attributable to JinkoSolar Co., Ltd.		—	—	—	218,719,958	—	576,826	219,296,784

Balance as of December 31, 2008		50,731,450	7,809	121,463,257	243,053,372	25,825,125	—	390,349,563

Series A Redeemable Convertible Preferred Shares accretion		—	—	—	(31,832,994)	—	—	(31,832,994)
Series B Redeemable Convertible Preferred Shares accretion		—	—	—	(42,301,594)	—	—	(42,301,594)
Deemed dividend to a preferred shareholder	20	—	—	8,015,089	(8,015,089)	—	—	—
Contribution from the Shareholders in the form of ordinary shares	20	—	—	43,561,732	—	—	—	43,561,732
Non-cash compensation to ordinary shareholders/employees	20	—	—	20,889,414	—	—	—	20,889,414
Net income attributable to JinkoSolar Co., Ltd.		—	—	—	85,409,632	—	—	85,409,632
Appropriation to statutory reserves of Jiangxi Jinko		—	—	—	(12,609,573)	12,609,573	—	—

Balance as of December 31, 2009		50,731,450	7,809	193,929,492	233,703,754	38,434,698	—	466,075,753

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

	For the year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Cash flows from operating activities:
Net income attributable to JinkoSolar Co., Ltd.	76,045,545	218,719,958	85,409,632
Adjustments to reconcile net income to net cash used in operating activities:
Change in fair value of derivatives (Note 26)	—	29,812,680	13,599,301
Change in deferred tax assets	—	—	(1,342,038)
Non-cash compensation to ordinary shareholders/employees (Note 20)	—	—	20,889,414
Depreciation of property, plant and equipment	1,545,255	12,824,606	43,840,980
Amortization of land use rights	73,846	2,719,654	2,245,016
Amortization of intangible assets	—	—	4,130
Amortization of deferred financing cost	—	—	250,000
Inventory provision	—	5,244,729	11,422,243
Provision for impairment of accounts receivable	—	—	2,800,000
Provision for impairment of other receivable	—	—	4,000,000
Non-controlling interest	—	576,826	—
Investment loss/(income)	—	10,165,516	(82,063)
Exchange loss	68,025	4,979,824	2,181,537
Changes in operating assets and liabilities:
Increase in accounts receivable	(228,368)	(90,427,849)	(143,616,567)
Increase in notes receivable	—	—	(13,301,730)
(Increase)/decrease in advances to suppliers	(118,737,151)	(222,423,056)	3,107,915
(Increase)/decrease in inventories	(162,655,366)	(249,181,987)	46,504,747
Decrease in other receivables from related parties	5,801,885	48,511,160	—
Increase in prepayments and other current assets	(28,377,614)	(6,913,263)	(76,817,335)
Increase in accounts payable	10,675,039	17,612,737	66,469,936
Increase in accrued payroll and welfare expenses	4,853,747	10,203,689	21,217,295
Increase/(decrease) in advances from a related party	42,622,633	(92,433,279)	—
Increase/(decrease) in advances from third party customers	162,001,820	22,747,259	(139,608,876)
Increase/(decrease) in other payables and accruals	9,852,118	33,432,303	(25,470,359)

Net cash provided by/(used in) operating activities	3,541,414	(243,828,493)	(76,296,822)

Cash flows from investing activities:
(Increase)/Decrease in restricted cash for purchase of machinery and equipment	—	(9,662,000)	2,046,420
Purchase of property, plant and equipment	(84,787,640)	(319,194,825)	(242,770,774)
Purchase of land use rights	(69,320,915)	(98,924,588)	(42,500,610)
Purchase of intangible assets	—	—	(283,261)
Cash paid for short-term investment	—	—	(50,400,000)
Net cash paid for acquisition of a subsidiary	—	—	(69,248,833)
Cash outflow from deconsolidation of VIEs	—	(13,273,389)	—
Cash received from third party for disposal of investment in subsidiaries	4,484,990	34,102,500	—
Cash received for disposal of investment in a subsidiary	—	57,849,277	—
Loan to a related party	(17,000,000)	—	—
Repayment of loan from a related party	—	17,000,000	—
Loan to third parties	(1,350,000)	(3,000,000)	—
Repayment of loan by a third party	—	1,350,000	3,000,000

Net cash used in investing activities	(167,973,565)	(333,753,025)	(400,157,058)

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

	For the year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Cash flows from financing activities:
Proceeds from issuance of ordinary shares	97,198,495	—	—
Capital injection to Desun by the Shareholders	48,385,952	—	—
Capital injection to a subsidiary from a non-controlling shareholder	3,000,000	—	—
Capital injection to VIEs by VIEs shareholders	5,000,000	10,817,503	—
Net proceeds from issuance of Series A Redeemable Convertible Preferred Shares	—	163,482,179	—
Net proceeds from issuance of Series B Redeemable Convertible Preferred Shares	—	235,367,443	—
Cash paid for capital lease	—	(7,982,062)	(7,541,257)
Cash received from borrowings from related parties	9,237,030	2,402,773	—
Repayment of borrowings to related parties	(1,562,673)	(10,077,130)	—
Borrowings from third parties	22,990,000	298,722,228	1,294,956,061
Repayment of borrowings to third parties	(1,000,000)	(111,212,228)	(681,692,735)
Increase in cash restricted for notes payable (Note 2(f))	—	—	(43,986,784)
Increase in notes payable (Note 2(f))	—	—	39,553,566

Net cash provided by financing activities	183,248,804	581,520,706	601,288,851
Effect of foreign exchange rate changes on cash	(82,484)	(3,857,792)	321,039

Net increase in cash and cash equivalent	18,734,169	81,396	125,156,010
Cash and cash equivalent, beginning of year	8,508,022	27,242,191	27,323,587

Cash and cash equivalent, end of year	27,242,191	27,323,587	152,479,597

Supplemental disclosure of cash flow information
Cash paid for income tax	—	217,528	—
Cash paid for interest expenses	275,770	6,014,161	30,195,110
Supplemental disclosure of non-cash investing and financing cash flow information
Purchases of property, plant and equipment included in other payables	—	28,290,613	91,387,236
Payable under capital lease	—	11,233,443	3,744,481
Ordinary shares issued to consultant in connection with the issuance of Series A Redeemable Convertible Preferred Shares	—	20,004,865	—
Unpaid Series B Redeemable Convertible Preferred Shares issuance cost	—	500,000	—

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

1.	ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of JinkoSolar Holding Co., Ltd. (the “Company”), its subsidiaries, which include Paker Technology Limited (“Paker”), Jiangxi Desun Energy Co., Ltd. (“Desun”) and Jinko Solar Co., Ltd. (“Jiangxi Jinko,” formerly known as Jiangxi Kinko Energy Co., Ltd., Jiangxi Jinko Energy Co., Ltd. or Jiangxi Jinko Solar Co., Ltd.), the subsidiary of Paker, JinkoSolar International Limited (“JinkoSolar International”), the subsidiaries of Jiangxi Jinko, Zhejiang Jinko Solar Co., Ltd. (“Zhejiang Jinko,” formerly known as Zhejiang Sun Valley Energy Application Technology Co., Ltd.), Jinko Solar Import and Export Co., Ltd. (“Jinko Import and Export,” formerly known as Shangrao Jinko Solar Import and Export Co., Ltd.) and Shangrao Xinwei Industry Co., Ltd. (“Xinwei”), and certain variable interest entities (“VIEs” or “VIE subsidiaries”), which include Shangrao Yangfan Electronic Materials Co., Ltd. (“Yangfan,” formerly known as Shangrao Zhongcheng Semiconductor Materials Co., Ltd.), Shangrao Tiansheng Semiconductor Materials Co., Ltd. (“Tiansheng”), Shangrao Hexing Enterprise Co., Ltd. (“Hexing”) and Shanghai Alvagen International Trading Co., Ltd. (“Alvagen”). The Company, its subsidiaries and VIE subsidiaries are collectively referred to as the “Group.”

Paker was incorporated in Hong Kong as a limited liability company on November 10, 2006 by a Hong Kong citizen and a citizen of People’s Republic of China (“the PRC”), who held the investment on behalf of three PRC shareholders (the “Shareholders”) via a series of entrustment agreements.

The Company was incorporated in the Cayman Islands on August 3, 2007. On December 16, 2008, all of the then existing shareholders of Paker exchanged their respective shares of Paker for equivalent classes of shares of the Company (the “Share Exchange”). As a result, Paker became a wholly-owned subsidiary of the Company.

The immediate family members of the Shareholders established Desun on behalf of the Shareholders on June 6, 2006 in Shangrao, Jiangxi province, the PRC. In January 2007 the shares were transferred to the Shareholders of the Company. From February 28, 2007 to August 9, 2007, Paker entered into various agreements with Desun under which Paker injected capital into Desun. Upon the completion of the capital injections, the Shareholders owned 72.98% of Desun, Paker owned the remaining 27.02% and Desun became a foreign invested enterprise. In addition, on February 27, 2007, the Shareholders executed an agreement whereby they pledged their shares and beneficial interest (“Share Pledge Agreement”) in Desun to Paker. As a result, Paker obtained 100% voting control and economic interest of Desun (“Reorganization”). However, the Shareholders continued to have legal ownership of the paid-in capital of Desun as the Share Pledge Agreement did not transfer the legal title of the pledged shares to Paker under PRC law. Accordingly, the paid-in capital of Desun amounted to RMB4,000,000 at inception, which was recorded as additional paid in capital prior to February 27, 2007, was reclassified as long-term payable to Shareholders. Additional paid-in capital and capital surplus of Desun contributed by the Shareholders during the year ended December 31, 2007 subsequent to the Share Pledge Agreement amounting to RMB57,663,685 were also presented as long-term payable to Shareholders.

The Reorganization and the Share Exchange were accounted for as legal reorganization of entities under common control, in a manner similar to pooling of interest. Accordingly, the accompanying consolidated financial statements were prepared as if the current corporate structure had been in existence from the inception of Desun.

On December 13, 2006, Paker established Jiangxi Jinko as a wholly foreign owned enterprise in Shangrao, Jiangxi province, the PRC.

For the periods presented, Desun and Jiangxi Jinko are principally engaged in manufacturing, processing and sale of polycrystalline and monocrystalline silicon ingots and wafers and related silicon materials in the PRC. The businesses conducted by Desun were migrated over the first half of 2008 to Jiangxi Jinko.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

On July 28, 2008, Paker disposed its 27.02% investment in Desun to a third party and recorded an investment loss of RMB10,165,516. Concurrently with the disposal, the Shareholders and Paker terminated the Share Pledge Agreement. The disposal and the termination of the Share Pledge Agreement were both approved by the local authorities on July 28, 2008. Consequently, the Group deconsolidated Desun as of July 28, 2008.

Xinwei was established on July 16, 2007 by Jiangxi Jinko and a PRC citizen with total registered capital of RMB7.5 million. Jiangxi Jinko and the individual held equity interest of 60% and 40%, respectively. Xinwei manufactures and provides ceramic crucibles to Desun and Jiangxi Jinko. On December 24, 2007, Jiangxi Jinko entered into a share transfer agreement with another unrelated PRC citizen to sell its 60% shareholding to this individual for a total consideration of RMB4.5 million which approximated book value of Jiangxi Jinko’s investment in Xinwei. The share transfer was completed on December 28, 2007.

Yangfan was established on April 24, 2006 by two PRC citizens, one of which was an employee of Desun. Yangfan’s registered capital was RMB3 million as of December 31, 2007. Yangfan procured and sold raw materials for manufacturing to Desun and Jiangxi Jinko. On January 14, 2008, the shareholders of Yangfan entered into share transfer agreements with an unrelated PRC citizen to sell all equity shares in Yangfan to this individual, for a total consideration of RMB3 million. The share transfer transaction was completed on January 29, 2008.

Tiansheng was established on December 3, 2004 by two PRC individuals. On December 18, 2006, Tiansheng was acquired by one of the Shareholders of Paker who is also the Company’s CEO. Tiansheng’s registered capital was RMB3 million as of December 31, 2007. Tiansheng procures and sells raw materials for manufacturing to Desun and Jiangxi Jinko. On November 12, 2007, the Company’s CEO entered into a share transfer agreement with an unrelated PRC citizen to sell all of his shareholdings to this individual for a total consideration of RMB3 million. The share transfer was completed on November 27, 2007.

Hexing was established in September 2007 by two PRC citizens with total registered capital of RMB8 million. Hexing processes and sells to Desun and Jiangxi Jinko raw materials used for manufacturing of silicon products.

Alvagen was established on April 29, 2007 by a PRC citizen who is a family member of the Company’s CEO. The registered capital for Alvagen is RMB1 million. Alvagen primarily provided administrative supportive services for the Group.

The financial statements of the VIEs were consolidated into the Company beginning on the date that the Company became the primary beneficiary of the VIEs. They were deconsolidated in September 2008 when the Company ceased to be the primary beneficiary of Yangfan and Alvagen, and when Hexing and Tiansheng were no longer VIEs (Note 3).

In June 2009, the Group acquired 100% equity interest in Zhejiang Jinko for a total consideration of RMB100 million. The acquisition was consummated on June 30, 2009. Consequently, the Group consolidated the financial statements of Zhejiang Jinko starting from June 30, 2009. Zhejiang Jinko is a solar cell manufacturer which was also one of Jiangxi Jinko’s major solar wafer customers before the acquisition.

On November 25, 2009, Paker established JinkoSolar International, a trading company incorporated in Hong Kong, to facilitate settlement of payments and the Group’s overseas sales and marketing efforts in future.

On December 24, 2009, Jiangxi Jinko established Jinko Import and Export and accordingly Jinko Import and Export became a solely owned subsidiary of Jiangxi Jinko. Jinko Import and Export was established to facilitate the Company’s future import and export activities in the PRC.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

JinkoSolar International and Jinko Import and Export had not started operations as of December 31, 2009.

2.	PRINCIPAL ACCOUNTING POLICIES

a. Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Significant accounting policies followed by the Group in the preparation of its accompanying consolidated financial statements are summarized below.

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and related disclosures. Actual results could materially differ from these estimates.

b. Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE subsidiaries for which the Company is the primary beneficiary. All significant transactions and balances among the Company, its subsidiaries and VIE subsidiaries have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors; to cast majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders

The Company applies guidance that requires certain VIEs to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

c. Foreign currency translation

The Group’s reporting and functional currency is the Renminbi (“RMB”), the official currency in the PRC. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the applicable balance sheet dates. All such exchange gains or losses are included in exchange loss in the consolidated statements of operations.

d. Cash and cash equivalent

Cash and cash equivalent represent cash on hand and demand deposits placed with banks or other financial institutions, which have original maturities of three months or less.

e. Restricted cash

Restricted cash represents deposits legally held by a bank which are not available for the Group’s general use. These deposits, generally mature within six months, are held as collateral for issuance of letters of credit and bank acceptance notes to vendors for purchase of machinery and equipment and raw materials.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

f. Notes receivable and payable

The Group accepts bank acceptance notes from customers in China in the normal course of business. The Group may discount these notes with banks in China or endorse these notes with its suppliers to clear its accounts payable. Notes that have been discounted with banks or endorsed with suppliers are derecognized from the consolidated balance sheets when the criteria for sale treatment are met.

The Group also issues bank acceptance notes to its suppliers in China in the normal course of business. The Group classified the changes in notes payable and the restricted cash held as collateral for issuance of bank acceptance notes as financing activities.

Notes receivable and payable are typically non-interest bearing and have maturities of less than six months.

g. Accounts receivable

Accounts receivable are presented net of allowance for doubtful accounts. The Group provides specific provisions for bad debts when facts and circumstances indicate that the collection is doubtful and a loss is probable and estimable. If the financial conditions of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. As of December 31, 2008, the Group did not record any allowance for doubtful accounts. The Group made an allowance for doubtful accounts of RMB2,800,000 as of December 31, 2009. For the years presented, the Group did not write off any bad debts.

h. Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average method. Provisions are made for excess, slow moving and obsolete inventories as well as for inventories with carrying values in excess of market. Provisions for inventories valuation were RMB5,244,729 and RMB11,422,243 for the years ended December 31, 2008 and 2009, respectively.

In addition, the Company analyzes its firm purchase commitments, which currently consist primarily of the long-term fixed price polysilicon supplier agreement, at each period end. Provision is made in the current period when the anticipated inventory cost from future execution of such supplier agreement is in excess of market.

i. Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives:

Buildings	20 years
Machinery and equipment	10 years
Furniture, fixture and office equipment	3~5 years
Motor vehicles	4~5 years

Construction in progress primarily represents the construction of new buildings. Costs incurred in the construction are capitalized and transferred to property and equipment upon completion, at which time depreciation commences. Interest costs are capitalized for qualifying assets. Interest costs capitalized for the years ended December 31, 2008 and 2009 were nil and RMB193,124, respectively.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

The cost of maintenance and repairs is charged to expense as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. Upon retirement or other disposition of property, plant and equipment, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

j. Land use rights

Land use rights represent fees paid to obtain the right to use land in the PRC. Amortization is computed using the straight-line method over the terms specified in land use right certificates of 50 years or 70 years, as applicable.

k. Intangible assets

Intangible assets include purchase software and fees paid to register trademarks and are amortized on a straight-line basis over their estimated useful lives, which are 5 and 10 years, respectively.

l. Business combination and goodwill

The Group accounts for business combination using the purchase method of accounting. This method requires that the acquisition cost to be allocated to the assets, including separately identifiable intangible assets, and the liabilities that the Group acquires based on their estimated fair values. The Group makes estimates and judgments in determining the fair value of the acquired assets and liabilities based on its experience with similar assets and liabilities in similar industries. If different judgments or assumptions were used, the amounts assigned to the individual acquired assets or liabilities could be materially different.

Goodwill represents the excess of the purchase price over the full fair value of the identifiable assets and liabilities of the acquired business. In a business acquisition, any acquired intangible assets that do not meet separate recognition criteria are recognized as goodwill.

No amortization is recorded for goodwill. The Group operates and manages its business in a single segment and the single segment is its reporting unit for the purpose of goodwill impairment testing. The Company tests goodwill on an annual basis or more frequently if an event occurs or circumstances change that could more likely than not reduce the fair value of the goodwill below its carrying amount. The impairment of goodwill is determined by estimating the fair value based upon the present value of future cash flows. In estimating the future cash flows, the Company takes into consideration the overall and industry economic conditions and trends, market risk of the Company and historical information. No impairment loss was recorded for all periods presented.

m. Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable. The Group may recognize impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to these assets. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss, if any, is recognized for the difference between the fair value of the asset and its carrying value. No impairment of long-lived assets was recognized for all periods presented.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

n. Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Other leases are accounted for as capital leases. Payments made under operating leases are charged to the statements of operations on a straight-line basis over the lease periods.

o. Revenue recognition

Revenues represent the invoiced value of products sold, net of value added taxes (“VAT”). The Group offers to its customers the right to return or exchange defective products within a prescribed period if the volume of the defective products exceeds a certain percentage of the shipment as specified in the individual sales contract. Actual returns were nil, 0.2% and 0.1% of total sales for the years ended December 31, 2007, 2008 and 2009, respectively. Revenue from the sale of silicon ingot, solar wafer, solar cell, solar module and other silicon materials is generally recognized when the products are delivered and the title is transferred, the risks and rewards of ownership have been transferred to the customer, the price is fixed and determinable and collection of the related receivable is reasonably assured. In the case of sales that are contingent upon customer acceptance, revenue is not recognized until the deliveries are formally accepted by the customers.

The Group recognizes revenue for processing services when the services are completed, which is generally evidenced by delivery of processed products to the customers.

Part of the Group’s sales to customers requires the customers to prepay before delivery has occurred. Such prepayments are recorded as advances from customers in the Company’s consolidated financial statements, until the above criteria have been met.

In the PRC, VAT of 17% on invoiced amount is collected in respect of sales of goods on behalf of the tax authorities. VAT collected from customers, net of VAT paid for purchases, is recorded as a tax payable in the consolidated balance sheet until it is paid to the authorities.

p. Warranty cost

Solar modules produced by the Group are typically sold with either a 2-year or 5-year warranty for product defects and a 10-year and 25-year warranty against declines of more than 10.0% and 20.0%, respectively, from the initial minimum power generation capacity at the time of delivery. Therefore, the Group is exposed to potential liabilities that could arise from these warranties. The potential liability is generally in the form of product replacement or repair.

The Group began the sales of solar modules in the first half of 2009 and has not experienced any material warranty claims to-date in connection with declines in the power generation capacity of its solar modules or defects. The provision for warranty cost as of December 31, 2009 was RMB1,727,717.

q. Financial guarantees

The Group issues guarantees in favor of certain third parties. A guarantee requires the issuer to make payments to reimburse the holder for a loss it incurs when a specified debtor fails to make repayments to the holder, when the debtor’s liability to the holder falls due.

A guarantee is initially recognized at the estimated fair value in the Group’s consolidated balance sheets unless it becomes probable that the Group will reimburse the holder of the guarantee for an amount higher than

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

the carrying amount, in which case the guarantee is carried in the Group’s consolidated balance sheets at the expected amount payable to the holder. The guarantee is derecognized when the Group’s obligation to the holder expires.

r. Shipping and handling

Costs to ship products to customers are included in selling and marketing expenses in the consolidated statements of operations. Costs to ship products to customers were RMB486,681, RMB528,349 and RMB1,632,428 for the years ended December 31, 2007, 2008 and 2009, respectively.

s. Research and development

Research and development costs are expensed when incurred.

t. Start-up costs

The Group expensed all costs incurred in connection with start-up activities.

u. Fair value of financial instruments

The Company adopted the provisions of the fair value measurement guidance on January 1, 2008 for financial assets and liabilities. On January 1, 2009, the Company also adopted the same guidance for all non-financial assets and non-financial liabilities. The Company does not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). A hierarchy is established for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. Valuation techniques used to measure fair value shall maximize the use of observable inputs. The implementation of the fair value measurement guidance did not result in any material changes to the carrying values of the Company’s financial instruments on the opening balance sheet on January 1, 2008 and 2009.

When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company’s consolidated assets, liabilities, equity and net (loss) or income.

The Company’s financial instruments consist principally of cash and cash equivalent, accounts and notes receivable, prepayments and other current assets, short-term investments, restricted cash, accounts and notes

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

payable, other payables, short-term borrowings, long-term payables relating to capital lease and embedded derivative underlying the Series B Redeemable Convertible Preferred Shares. As of December 31, 2007, 2008 and 2009, the carrying values of these financial instruments approximated their fair values, with the exception of the embedded derivatives underlying the Series B Redeemable Convertible Preferred Shares and short-term investments (Note 26).

v. Taxation

Deferred income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differentiate between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the statement of operations in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion or all of the deferred tax assets will not be realized.

w. Subsidy income

Financial subsidy is recognized as subsidy income when received. For the years ended December 31, 2007, 2008 and 2009, the Group received financial subsidies of RMB546,771, RMB637,320 and RMB8,569,118 from the local PRC government authority, respectively. Financial subsidies for the year ended December 31, 2009 included those grants received for our expansion of production scale, technology upgrades and development of export markets. These subsidies were non-recurring, not refundable and with no conditions, including none related to specific use or disposition of the funds, attached. Such amounts were recorded as subsidy income in the consolidated statements of operations. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy is determined at the discretion of the relevant government authority.

x. Statutory reserves

Desun and Zhejiang Jinko, as sino-foreign owned joint ventures incorporated in the PRC, are required to make appropriations of net profits, after recovery of accumulated deficit, to (i) a general reserve fund, (ii) an enterprise expansion fund, and (iii) a staff bonus and welfare fund prior to distribution of dividends to investors. These reserve funds are set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations (the “PRC GAAP”). The percentage of net profit for appropriation to these funds is at the discretion of their board of directors.

Jiangxi Jinko, as a wholly foreign owned enterprise incorporated in the PRC, is required on an annual basis to make appropriations of net profits, after the recovery of accumulated deficit, to a general reserve fund and a staff bonus and welfare fund. These reserve funds are set at certain percentage of after-tax profit determined in accordance with the PRC GAAP. The percentage of the appropriation for general reserve fund is at least 10%, and the percentage of the appropriation for staff bonus and welfare fund is at the discretion of its boards of directors.

Xinwei, Yangfan, Tiansheng, Hexing, Alvagen and Jinko Import and Export, as domestic enterprises incorporated in the PRC, are required on an annual basis to make an appropriation of net profits, after the recovery of accumulated deficit, to a statutory reserve fund. The statutory reserve fund is set at the percentage of not lower than 10% of the after-tax profit determined in accordance with the PRC GAAP.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

Once the level of the general reserve fund and the statutory reserve fund reach 50% of the registered capital of the underlying entities, further appropriations to these funds are discretionary. The Group’s statutory reserves can only be used for specific purposes of enterprises expansion and staff bonus and welfare, and are not distributable to the shareholders except in the event of liquidation. Appropriations to these funds are accounted for as transfers from retained earnings to the statutory reserves.

During the year ended December 31, 2007, no appropriation was made to the above statutory reserves. On July 31, 2008, Desun made an appropriation of RMB30,000 to statutory reserves pursuant to the resolution by its board of directors. For the years ended December 31, 2008 and 2009, Jiangxi Jinko made an appropriation of RMB25,825,125 and RMB12,609,573 to statutory reserves, respectively, pursuant to the resolutions by its board of directors.

y. Dividends

Dividends are recorded when declared. No dividends were declared for the years ended December 31, 2007, 2008 and 2009, respectively.

PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC GAAP. The Company’s PRC subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves (Note 2(x)).

z. Segment reporting

The Group operates and manages its business as a single segment primarily in China.

aa. Earning per share

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the convertible preferred shares using the if-converted method.

ab. Recent accounting pronouncements

In June 2009, the FASB revised the existing guidance on the accounting for transfers and servicing of financial assets and extinguishments of liabilities. The revision requires more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a “qualifying special- purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures. The revision will be effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009. The Company does not believe the adoption of this revision to the existing guidance on the accounting for transfers and servicing of financial assets and extinguishments of liabilities will have a material impact on the consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

In June 2009, the FASB issued a revision to the existing guidance on consolidation of variable interest entities, which requires an analysis to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity. This statement requires an ongoing reassessment and eliminates the quantitative approach previously required for determining whether an entity is the primary beneficiary. The new guidance will be effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009. The Company does not believe the adoption of the revised standard on the consolidation of variable interest entities will have a material impact on the consolidated financial statements.

3.	VARIABLE INTEREST ENTITIES

Variable interests are contractual, ownership or other interests in an entity that change with changes in the entity’s net asset value. Variable interests in an entity may arise from financial instruments, service contracts, guarantees, leases, or other arrangements with the VIE. An entity that will absorb a majority of the expected losses of the VIEs if they occur, or receive a majority of the expected residual returns of the VIEs if they occur, or both, is considered the primary beneficiary of the VIE. The primary beneficiary must include the assets, liabilities and results of operations of the VIEs in its consolidated financial statements.

Tiansheng, Hexing and Yangfan are engaged in procurement and processing of raw materials for Desun and Jiangxi Jinko. Alvagen primarily provided administrative support services for the Group. For the periods presented, Desun and Jiangxi Jinko were the sole or predominant customers of Tiansheng, Hexing and Yangfan. For each of these three entities, the revenue earned from Desun and Jiangxi Jinko varied, depending on the results and activities of Tiansheng, Hexing and Yangfan. Alvagen bore certain general and administrative expenses on behalf of the Group. The Company analyzed its economic and business relationships with these variable interest entities and determined that for the relevant periods discussed below, the Company was the primary beneficiary of Tiansheng, Hexing, Yangfan and Alvagen. The shareholders of the VIEs maintained their equity interest to the extent of the contributed registered capital amounts. As a result of such determination, the results of operations and financial positions of Tiansheng, Hexing, Yangfan and Alvagen were included in the accompanying consolidated financial statements for the periods presented through the dates of deconsolidation as described below.

Commencing from August 2008, a series of actions were taken by the Group and the shareholders of the VIEs that changed the economic and business relationships between the Company and the VIEs. As a result of the changes made, the Company concluded that as of September 1, 2008, the Company was no longer the primary beneficiary of Yangfan and Alvagen and that as of September 30, 2008, Hexing and Tiansheng were no longer VIEs. Accordingly, the Group deconsolidated these entities as of the respective dates.

The cumulative losses of Yangfan and Alvagen as of September 1, 2008 were RMB387,996. The Company recorded this amount as additional paid-in capital in the consolidated balance sheet upon deconsolidation as the shareholders of the Yangfan and Alvagen did not require the Company to reimburse them for such losses. The profits of Hexing and Tiansheng generated during 2008 net of prior year losses, amounting to RMB576,826, were recorded as non-controlling interests in the consolidated statement of operations for the year ended December 31, 2008 because the Company was not entitled to the profits of Hexing and Tiansheng.

Beginning from January 1, 2009, the Company renamed minority interests to non-controlling interests and reclassified non-controlling interests from the mezzanine to a separate line item in equity and applied the revised requirement presentation retrospectively to all periods presented for comparability.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

4.	BUSINESS COMBINATION

In June 2009, the Group acquired 100% equity interest in Zhejiang Jinko for a total consideration of approximately RMB100 million. The acquisition was consummated on June 30, 2009. Consequently, the Group consolidated the financial statements of Zhejiang Jinko starting from June 30, 2009. Zhejiang Jinko was established in August 2006 and is a manufacturer of solar cells. This acquisition allows the Group to expand its business to manufacturing of solar cells.

The total consideration of approximately RMB100 million for the purchase of Zhejiang Jinko was allocated as follows:

As of June 30, 2009
RMB
Current assets	143,933,792
Property, plant and equipment	104,903,986
Land use rights	22,612,281
Other assets	9,881,184

Current liabilities	(194,190,602)
Non-current liabilities	(30,000,000)
Deferred tax liabilities	(2,779,473)

Net assets at acquisition date	54,361,168

Goodwill	45,645,832

Total purchase cost	100,007,000

The following unaudited pro forma financial information illustrates the estimated results of operations for the year ended December 31, 2008 and 2009, as if the acquisition of Zhejiang Jinko had occurred as of the beginning of each period presented, after giving effect to purchase accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the beginning of the periods presented, and may not be indicative of future operating results.

	Year ended December 31,
	2008	2009
	(Unaudited)	(Unaudited)
	RMB	RMB
Net revenue	2,422,892,072	1,667,204,507
Net income	220,365,617	73,109,519
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share — basic and diluted	3.56	(0.97)

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

5.	REVENUES

The Group’s revenues for the respective periods included sales of products and fees from provision of silicon material processing services which are detailed as follows:

	Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Sales of silicon wafers	—	794,860,097	1,102,232,823
Sales of silicon ingots	170,007,196	483,544,864	98,882
Sales of recovered silicon materials	536,755,209	902,249,026	28,039,357
Sales of solar cells	—	—	225,866,285
Sales of solar modules	—	—	182,015,116
Processing service fees	2,390,504	2,960,141	29,607,129

Total	709,152,909	2,183,614,128	1,567,859,592

The following table summarizes the Group’s revenues generated from sales of products and provision of processing services to customers in respective geographic locations:

	Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Inside the PRC	709,152,909	2,041,872,842	896,145,297
Outside the PRC	—	141,741,286	671,714,295

Total	709,152,909	2,183,614,128	1,567,859,592

6.	TAXATION

As a company incorporated in the Cayman Islands, the Company is not subject to tax on income or capital gain. The Company’s subsidiaries established in Hong Kong, Paker and JinkoSolar International, are subject to Hong Kong profit tax at a rate of 17.5% for 2007, and 16.5% for 2008 and 2009 on its assessable profit. No Hong Kong profit tax was provided as the Group did not have assessable profit that was earned in or derived from Hong Kong during the periods presented.

For the periods presented, the Company’s subsidiaries and VIE subsidiaries in the PRC are subject to Corporate Income Tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprise and Foreign Enterprises and the Enterprise Income Tax Law (collectively the “PRC Income Tax Laws”). Pursuant to the PRC Income Tax Laws, the Company’s subsidiaries and VIE subsidiaries in the PRC are generally subject to CIT at a statutory rate of 33% for the year ended December 31, 2007. Desun became a foreign invested enterprise in April 2007, and was exempt for income taxes from April 2007 to December 2007. As a foreign invested enterprise, Jiangxi Jinko and Zhejiang Jinko are entitled to a two year tax exemption from CIT starting the year in which they achieve a cumulative profit, and a 50% CIT reduction for the succeeding three years thereafter. Jiangxi Jinko was loss making for the year ended December 31, 2007. Jiangxi Jinko had cumulative profits as of December 31, 2008 and 2009 but did not record any income tax liability as of those dates given Jiangxi Jinko was entitled to the two year tax exemption. Zhejiang Jinko was entitled to the two year tax exemption for years ended December 31, 2008 and 2009.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

Zhejiang Jinko had cumulative loss as of December 31, 2009. Jinko Import and Export had not started operation as of December 31, 2009 and had no taxable profit for the year ended December 31, 2009.

On March 16, 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China (the “new CIT Law”). The new CIT Law revises the corporate income tax rate for domestic enterprises and foreign invested enterprises to 25% with effect from January 1, 2008. The new CIT Law also provides for preferential tax rates, tax incentives for prescribed industries and activities, grandfathering provisions as well as determination of taxable profit. Additionally, under the new CIT Law, 10% withholding income tax (“WHT”) will be levied on foreign investors for dividend distributions from foreign invested enterprises’ profit earned after January 1, 2008. For certain treaty jurisdictions such as Hong Kong which has signed tax treaties with the PRC, the WHT rate is 5%. Paker is established in Hong Kong. Deferred income taxes are not provided on undistributed earnings of the Group’s subsidiaries that are intended to be permanently reinvested in China. Cumulative undistributed earnings intended to be permanently reinvested totaled RMB329,116,831 and the amount of the unrecognized deferred tax liability on the permanently reinvested earnings was RMB16,455,842 as of December 31, 2009.

Composition of Income Tax Expense

The component of income tax expense included in the consolidated statement of operations for the years ended December 31, 2007, 2008 and 2009 are as follows:

	Year Ended December 31,
	2007	2008	2009
	(RMB)	(RMB)	(RMB)
Current income tax expense	—	(822,280)	—
Deferred tax benefit	—	—	1,342,038

Income tax (expense)/benefit	—	(822,280)	1,342,038

Reconciliation of the differences between statutory tax rate and the effective tax rate

A reconciliation between the statutory CIT rate and the Group’s effective tax rate is as follows:

	Year Ended December 31,
	2007	2008	2009
	%	%	%
Statutory CIT rate	33	25	25
Effect of permanent differences:
— Change in fair value of derivative	—	2.4	4.1
— Compensation expenses	—	—	6.2
— Other non-deductible expenses	—	0.8	5.9
Tax rate change	0.2	—	—
Difference in tax rate of a subsidiary outside the PRC	—	1.5	0.7
Effect of tax holiday for a subsidiary	(33.2)	(29.9)	(45.1)
Change in valuation allowance	—	0.6	1.6

Effective CIT rate	—	0.4	(1.6)

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

The aggregate amount and per share effect of the tax holiday are as follows:

	Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
The aggregate amount of effect	25,214,930	65,771,186	37,888,279
Per share effect — basic	0.73	1.30	0.75
Per share effect — diluted	0.73	1.30	0.75

Significant components of deferred tax assets

	As of December 31,
	2008	2009
	RMB	RMB
Net operating losses	636,017	1,991,223
Provision for inventories, accounts receivable and other receivable	—	1,342,038
Other temporary differences	3,610	3,610

Total deferred tax assets	639,627	3,336,871
Less: Valuation allowance	(639,627)	(1,994,833)

Net deferred tax assets — current	—	1,342,038

Significant components of deferred tax liabilities

	As of December 31,
	2008	2009
	RMB	RMB
Increase in fair value of property, plant and equipment and land use rights arising from business combination	—	2,930,934
Pre-operating expenses of a subsidiary that are deductible in future periods	—	(151,461)

Deferred tax liabilities — non current, net	—	2,779,473

Movement of valuation allowances

	For the year ended December 31,
	2008	2009
	RMB	RMB
At beginning of year	(448,134)	(639,627)
Current year additions	(1,280,316)	(1,355,206)
Reversal of valuation allowances	2,500	—
Effect of de-consolidation of a subsidiary and VIE subsidiaries	1,086,323	—

At end of year	(639,627)	(1,994,833)

Valuation allowances have been provided on the net deferred tax asset due to the uncertainty surrounding their realization. As of December 31, 2008 and 2009, valuation allowances were provided because it was more

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

likely than not that the benefits of the deferred income taxes will not be realized. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

On January 1, 2007, the Group adopted an interpretation issued by the FASB that clarifies the accounting for uncertainty in income taxes recognized in the Company’s consolidated financial statements and prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. The Group did not have any adjustment to the opening balance of retained earnings as of January 1, 2007 as a result of the implementation of this interpretation. As of December 31, 2009, the Group did not record any liability for any uncertain tax positions. The Group’s policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. For periods presented, the Group did not have any interest and penalties associated with tax positions.

7.	SHORT-TERM INVESTMENTS

Short-term investments as of December 31, 2009 included term deposits of RMB49,000,000 with original maturity of more than 3 months and the investments of RMB1,400,000 in certain open-end equity funds in the PRC.

The following table summarizes short-term investments as of December 31, 2009 which were classified as available-for-sale securities:

	As of December 31, 2009
	Amortized Cost	Fair Value	Gross Unrealized Holding Gain	Contractual Maturity from Balance Sheet Date
	RMB	RMB	RMB
Time deposits	49,000,000	49,000,000	—	5 to 343 days
Open-end equity funds	1,400,000	1,462,300	62,300	—

Total	50,400,000	50,462,300	62,300

The carrying value of time deposits approximated their fair value because such deposits bear market interest rates and have short period of maturity.

8.	ADVANCES TO SUPPLIERS

	As of December 31,
	2008	2009
	RMB	RMB
Advances to suppliers under purchase contracts with terms of less than 1 year	65,638,316	92,059,655
Advances to suppliers under purchase contracts with terms of more than 1 year	232,270,550	232,164,000

Total	297,908,866	324,223,655
Advances to suppliers to be utilized beyond one year	(187,270,550)	(230,899,519)

Advances to suppliers — current	110,638,316	93,324,136

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

In July 2008, the Group entered into two long-term purchase agreements with two suppliers to purchase an aggregate 8,550 tons of virgin polysilicon materials over a period of five to ten years. These agreements stipulated the contractual advance payments according to specified timetable. In January and February 2009, the Group and the respective suppliers agreed to amend these agreements whereby the purchase terms and payment schedules were revised. Advance payments of which receipt of goods are expected to be beyond one year as of the balance sheet date are classified as non-current assets in the Group’s consolidated balance sheets.

As of December 31, 2009, advance to suppliers with terms of less than 1 year mainly represent payments for procurement of recoverable silicon materials, virgin polysilicon and solar cells and the Group has delivery plan with the respective suppliers to receive the materials in the next six months.

No provision was made against the balance of advances to suppliers as of December 31, 2009 based on management’s assessment of the recoverability of such advances (Note 24).

9.	INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2008	2009
	RMB	RMB
Raw materials	76,408,931	118,098,674
Work-in-progress	60,529,437	47,144,472
Finished goods	140,336,842	84,772,679

	277,275,210	250,015,825
Provision	(5,244,729)	(4,823,427)

Total	272,030,481	245,192,398

Inventories are pledged as collateral for the Group’s short-term and long-term borrowings (Note 16).

Movement of inventory provision

	For the year ended December 31,
	2008	2009
	RMB	RMB
At beginning of year	—	(5,244,729)
Current year provision	(5,244,729)	(11,422,243)
Current year utilization	—	11,843,545

At end of year	(5,244,729)	(4,823,427)

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

10.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2008	2009
	RMB	RMB
Value-added tax recoverable	8,040,047	46,262,641
Value-added tax refundable on export sales	—	28,861,308
IPO related costs	8,393,227	15,507,350
Advance to a supplier to be refunded	5,993,697	1,993,697
Prepaid service fees	—	2,707,257
Employee advances	1,437,166	2,177,176
Prepaid rent and others	1,813,124	1,718,503
Prepaid qualification authentication fee	—	2,098,148
Deposits for customs duty and rental	3,547,121	3,497,913
Loan receivable	3,000,000	—

Total	32,224,382	104,823,993

Value-added tax recoverable represented the balance that the Group can utilize to deduct its value-added tax liability within the next 12 months.

Value-added tax refundable on export sales are calculated at certain rates, ranged from 5% to 17% for various products during the year ended December 31, 2009, of the Group’s export sales and will be refunded from tax authorities within the next 12 months.

IPO related costs comprised professional fees incurred in relation to the Group’s proposed initial public offering, which will be offset against the proceeds when the offering is consummated.

Advance to a supplier to be refunded represented a prior advance payment of RMB5,993,697 made by Jiangxi Jinko to a supplier who failed to deliver goods in accordance with relevant contracts, net of a provision of RMB4,000,000 as of December 31, 2009. Jiangxi Jinko expects to collect the remaining balance of RMB1,993,697 in the next 12 months.

As of December 31, 2008 and 2009, all of the employee advances and loan receivable are interest-free, not collateralized and will be repaid or settled within one year from the respective balance sheet dates.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

11.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment and related accumulated depreciation are as follows:

	As of December 31,
	2008	2009
	RMB	RMB
Buildings	58,849,298	119,063,891
Machinery and equipment	297,098,871	530,829,001
Furniture, fixture and office equipment	3,351,406	8,692,752
Motor vehicles	4,362,543	6,231,734

	363,662,118	664,817,378
Less: accumulated depreciation	(10,853,358)	(54,694,338)

Subtotal	352,808,760	610,123,040
Construction in progress	120,723	131,358,409

Property, plant and equipment, net	352,929,483	741,481,449

Depreciation expense was RMB1,545,255, RMB12,824,606 and RMB43,840,980 for the years ended December 31, 2007, 2008 and 2009, respectively.

Construction in progress primarily represents the construction of new buildings at Zhejiang Jinko. Costs incurred in the construction were transferred to property, plant and equipment upon construction completion and the buildings became ready for use, at which time depreciation also commenced.

As of December 31, 2009, included in machinery and equipment are assets of RMB14,125,273 under capital lease. The total net book value of such assets as of December 31, 2009 was RMB12,249,306 (Note 17).

Certain property, plant and equipment are pledged as collateral for the Group’s short-term borrowings (Note 16).

12.	LAND USE RIGHTS, NET

Land use rights represent fees paid to the government to obtain the rights to use certain lands over periods of 50 or 70 years, as applicable, in the PRC.

	As of December 31,
	2008	2009
	RMB	RMB
Land use rights	168,245,503	233,358,394
Less: accumulated amortization	(2,735,868)	(4,980,884)

Land use rights, net	165,509,635	228,377,510

Amortization expense was RMB73,846, RMB2,719,654 and RMB2,245,016 for the years ended December 31, 2007, 2008 and 2009, respectively. As of December 31, 2009, estimated amortization expense in each of the next five years is RMB3,934,346.

Certain land use rights are pledged as collateral for the Group’s short-term borrowings (Note 16).

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

13.	INTANGIBLE ASSETS, NET

Intangible assets and its related amortization are as follow:

	As of December 31,
	2008	2009
	RMB	RMB
Trademark	—	234,946
Computer software	—	48,315
Less: accumulated amortization	—	(4,130)

Intangible assets, net	—	279,131

Amortization expense was nil, nil and RMB4,130 for the years ended December 31, 2007, 2008 and 2009, respectively. Estimate of amortization expenses schedule in the next five years since December 31, 2009 are as following:

Year ending December 31,	RMB
2010	33,158
2011	33,158
2012	33,158
2013	33,158
2014	29,028

14.	OTHER ASSETS

Other assets consisted of the following:

	As of December 31,
	2008	2009
	RMB	RMB
Prepayments for purchase of property, plant and equipment	39,092,800	19,001,650
Deposit for capital lease	4,237,582	3,744,581
Prepaid interest for a long-term borrowing — non-current portion	—	1,756,201
Prepaid service fee — non-current portion	—	813,061

Total	43,330,382	25,315,493

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

15.	OTHER PAYABLES AND ACCRUALS

Other payables and accruals consisted of the following:

	As of December 31,
	2008	2009
	RMB	RMB
Payables for purchase of property, plant and equipment	28,290,613	91,387,236
Capital lease obligations — current portion (Note 17)	6,998,091	3,692,176
Accrued professional service fees	6,836,102	9,835,056
Accrued utilities and rentals	4,561,450	6,790,382
Accruals for costs related to the issuance of Series B Redeemable Convertible Preferred Shares	500,000	—
Deposit from a customer in relation to a long-term purchase agreement	34,298,500	—
Accrued warranty cost	—	1,727,717
Others	1,558,249	3,317,483

Total	83,043,005	116,750,050

The deposit from a customer in relation to a long-term purchase agreement as of December 31, 2008 was paid by a customer to secure polysilicon material supply from a third party supplier together with Jiangxi Jinko and was settled upon execution of the supply agreement between the customer and the third party supplier in 2009.

16.	BORROWINGS

(a) Short-term borrowings

	As of December 31,
	2008	2009
	RMB	RMB
Short-term bank borrowings	150,000,000	516,084,026
Long-term bank borrowings — current portion (Note 16(b))	—	60,000,000

Total short-term borrowings	150,000,000	576,084,026

The short-term bank borrowings outstanding as of December 31, 2008 and 2009 carried a weighted average interest rate of 7.64% and 5.19% per annum, respectively. The borrowings were for one year term and matured at various times. Proceeds from these short-term bank borrowings were for working capital purposes. None of the short-term bank borrowings had financial covenants or restrictions other than pledge of the Group’s assets as described below.

Included in the balance of short-term bank borrowings as of December 31, 2009 was a borrowing of RMB25,184,026, which is denominated and repayable in EURO.

As of December 31, 2009, Jiangxi Jinko had short-term bank borrowings of RMB77,000,000 which were collateralized on certain land use rights, buildings, equipments, including RMB26,000,000 which was also guaranteed by the Shareholders. The net book value of the land use rights, buildings and equipments under collaterals were RMB94,430,822, RMB53,574,274 and RMB27,076,869, respectively.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

As of December 31, 2009, Jiangxi Jinko had short-term bank borrowings of RMB219,000,000 which were collateralized on Jiangxi Jinko’s inventories of RMB539,857,230. Included in these borrowings was RMB50,000,000 guaranteed by the Shareholders.

As of December 31, 2009, Jiangxi Jinko had short-term bank borrowing of RMB56,000,000 which were collateralized on Jiangxi Jinko’s accounts receivable and notes receivable. These short-term bank borrowings were also guaranteed by the Shareholders.

As of December 31, 2009, Jiangxi Jinko had short-term bank borrowings of RMB20,000,000 guaranteed by Desun and RMB17,000,000 collateralized on certain land use rights and buildings of Desun. In addition, these borrowings of RMB37,000,000 were also guaranteed by the Shareholders.

As of December 31, 2009, Zhejiang Jinko had short-term bank borrowings of RMB7,900,000 which are collateralized on its land use rights and certain buildings. The net book values of these assets under collaterals were RMB11,577,913 and RMB18,306,009, respectively, as of December 31, 2009.

As of December 31, 2009, Zhejiang Jinko had short-term bank borrowings of RMB94,000,000 which were guaranteed by Jiangxi Jinko, and of which RMB40,000,000 was also guaranteed by one of the Shareholders.

Subsequent to December 31, 2009, the Group obtained additional short-term bank borrowings of RMB209,055,613, and repaid short-term bank borrowings of RMB118,581,597. These additional short-term bank borrowings were collateralized on part of the Group’s letter of credit, land use right and buildings, and were guaranteed by Jiangxi Jinko.

(b) Long-term borrowings

	As of December 31,
	2008	2009
	RMB	RMB
Long-term bank borrowings	—	410,000,000
Less: Current portion	—	(60,000,000)
Deferred financing cost (Note 25(e))	—	(1,250,000)

Total long-term borrowings	—	348,750,000

Future principal repayments on the long-term borrowings are as follows:

RMB
2010	60,000,000
2011	100,000,000
2012	250,000,000

Total	410,000,000

In June 2009, Jiangxi Jinko obtained a bank borrowing of RMB79,000,000 which is repayable in June 2012. The borrowing carries a variable interest rate that is determined quarterly with reference to the prevailing base lending rate set by PBOC. The effective interest rate of the borrowing was 5.4% as of December 31, 2009.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

Interest is payable monthly. The borrowing was collateralized on Jiangxi Jinko’s inventories of RMB78,999,993. The Group repaid RMB20,000,000 of this borrowing in September 2009 before its maturity.

In July 2009, Jiangxi Jinko obtained a bank borrowing of RMB80,000,000 of which RMB 30,000,000 is repayable in July 2010 and RMB50,000,000 is repayable in July 2011. The borrowing carries a variable interest rate that is determined annually with reference to the prevailing base lending rate set by PBOC. The effective interest rate of the borrowing was 4.86% as of December 31, 2009. Interest is payable monthly. The borrowing was guaranteed by the Shareholders and collateralized with Jiangxi Jinko’s equipments with net book value of RMB126,752,581 as of December 31, 2009.

In August 2009, Jiangxi Jinko obtained a bank borrowing of RMB41,000,000 which is repayable in July 2012. The borrowing carries a variable interest rate that is determined quarterly with reference to the prevailing base lending rate set by PBOC. The effective interest rate of the borrowing was 5.4% as of December 31, 2009. Interest is payable monthly. The borrowing was collateralized with Jiangxi Jinko’s land use right with net book value of RMB52,638,891 as of December 31, 2009.

In September 2009, Jiangxi Jinko obtained a bank borrowing of RMB20,000,000 which is repayable in September 2012. The borrowing carries a variable interest rate that is determined quarterly with reference to the prevailing base lending rate set by PBOC. The effective interest rate of the borrowing was 5.4% as of December 31, 2009. Interest is payable monthly. The borrowing was collateralized with Jiangxi Jinko’s land use right with net book value of RMB91,375,714 as of December 31, 2009.

In October 2009, Jiangxi Jinko obtained a bank borrowing of RMB30,000,000, with RMB20,000,000 repayable in July 2011 and RMB10,000,000 repayable in July 2012. The borrowing carries a variable interest rate that is determined quarterly with reference to the prevailing base lending rate set by PBOC. The effective interest rate of the borrowing was 4.86% as of December 31, 2009. Interest is payable monthly. The borrowing was collateralized with Jiangxi Jinko’s equipments with net book value of RMB27,643,435 as of December 31, 2009 and was guaranteed by the Shareholders.

In December 2009, Jiangxi Jinko obtained a bank borrowing of RMB70,000,000 which is repayable in July 2012. The borrowing carries a variable interest rate that is determined quarterly with reference to the prevailing base lending rate set by PBOC. The effective interest rate of the borrowing was 4.05% as of December 31, 2009. Interest is payable monthly. The borrowing was collateralized with Jiangxi Jinko’s equipments with net book value of RMB141,415,988 as of December 31, 2009. In addition to the collaterals, this borrowing was guaranteed by the Shareholders.

In June 2009, Jiangxi Jinko entered into a loan agreement with Jiangxi Heji Investment Co., Ltd. (“Heji”) in relation to a three-year loan in the principal amount of RMB100 million. As of December 31, 2009, Jiangxi Jinko has received RMB50 million proceeds which bear interest at the rate of 8.99% per annum. In September and October 2009, Heji and the Jiangxi Jinko re-arranged the loan into an entrusted bank loan through Agriculture Bank of China. The borrowing is guaranteed by the Shareholders and Hexing and secured by collaterals over the assets to be purchased with the borrowing.

In connection with this loan agreement, Heji required Jiangxi Jinko to enter into a guarantee agreement with Jiangxi International Trust and Investment Limited Corporation, or JITIC, for Heji’s own payment obligations under its separate trust loan agreement with JITIC under which, JITIC extended a loan to Heji in the principal amount of RMB50 million for a term of three years, that carries interest at the rate of 6.86% per annum. Jiangxi

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

Jinko recognized a guarantee liability of RMB1,500,000, with the amount being recognized as a deferred financing cost which is amortized over the period of the borrowing (Note 25(e)).

In March 2008, Zhejiang Jinko obtained a bank borrowing of RMB30,000,000 which is repayable in March 2011. The borrowing carries a variable interest rate that is determined quarterly with reference to the prevailing base lending rate set by PBOC. The effective interest rate of the borrowing was 5.4% as of December 31, 2009. Interest is payable monthly. The borrowing is guaranteed by Jiangxi Jinko.

In July 2008, Zhejiang Jinko obtained a bank borrowing of RMB30,000,000 which is repayable in May 2010. The borrowing carries a variable interest rate that is determined quarterly with reference to the prevailing base lending rate set by PBOC. The effective interest rate of the borrowing was 5.4% as of December 31, 2009. Interest is repayable monthly. The borrowing was guaranteed by Jiangxi Jinko.

Subsequent to December 31, 2009, the Group obtained additional long-term bank borrowings of RMB20 million, including RMB10 million collateralized by certain of the Group’s manufacturing equipment and RMB10 million guaranteed by Jiangxi Jinko. These borrowings carry variable interest rates that are determined by reference to the prevailing base lending rate set by PBOC.

17.	CAPITAL LEASE

Desun disposed its manufacturing equipment, including monocrystalline silicon furnaces to a third party on July 30, 2008 at the net book value of the assets. On August 1, 2008, Jiangxi Jinko entered into a lease agreement with the third party pursuant to which Jiangxi Jinko leased these manufacturing equipments for the period from August 3, 2008 to May 3, 2010. According to the lease agreement, Jiangxi Jinko has the right to purchase the equipment at the end of the lease term at a nominal price of RMB100. The lease is accounted for as a capital lease in the consolidated financial statements.

The following is an analysis of the assets under the capital lease:

	As of December 31,
	2008	2009
	RMB	RMB
Machinery and equipment	14,125,273	14,125,273
Less: Accumulated depreciation	(468,967)	(1,875,967)

Total	13,656,306	12,249,306

The schedule for future minimum payments as of December 31, 2008 and 2009 under the capital lease together with the present value of the net minimum payments is illustrated as follows:

	As of December 31,
	2008	2009
	RMB	RMB
Minimum lease payments	11,233,443	3,744,481
Less: Amount representing interest	(522,265)	(52,305)

Present value of minimum lease payments	10,711,178	3,692,176

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

Analyzed as follows:

	As of December 31,
	2008	2009
	RMB	RMB
Payments within 1 year	6,998,091	3,692,176
Payments beyond 1 year	3,713,087	—

18.	EARNINGS/(LOSS) PER SHARE

As described in Note 21, Paker effected a share split of 1 for 1,000 and a split in the form of share dividend in May 2008. On December 16, 2008, all the then existing shareholders of Paker exchanged their respective shares of Paker for equivalent classes of shares of the Company. On September 15, 2009, the Company effected a share split with the result of each share becoming 50 shares of the same class (Note 21). Accordingly, all of shares and per share amount in the consolidated financial statements and the accompanying notes have been retroactively adjusted to reflect the change in ratio for all periods presented, as if such share splits and the Share Exchange occurred since inception.

Basic (loss)/earnings per share and diluted (loss)/earnings per share have been calculated as follows:

	For the year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Numerator:
Net income attributable to JinkoSolar Holding Co., Ltd.	76,045,545	218,719,958	85,409,632
Series A Redeemable Convertible Preferred Shares accretion	—	(13,747,632)	(31,832,994)
Series B Redeemable Convertible Preferred Shares accretion	—	(10,739,483)	(42,301,594)
Allocation to preferred shareholders	—	(16,471,759)	(40,422,944)
Deemed dividend to a preferred shareholder	—	—	(8,015,089)

Net income / (loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders — Basic and diluted	76,045,545	177,761,084	(37,162,989)

Denominator:
Denominator for basic and diluted calculation — weighted average number of ordinary shares outstanding	34,691,800	50,429,700	50,731,450

Basic and diluted earnings/(loss) per share attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	2.19	3.52	(0.73)

The potentially dilutive Redeemable Convertible Preferred Shares and share options are not included in the calculation of dilutive earnings/(loss) per share because of their anti-dilutive effect.

19.	EMPLOYEE BENEFITS

The full-time employees of the Company’s subsidiaries and VIE subsidiaries incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits. These companies are required to pay for these benefits based upon certain percentages of employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

medical plans from the amounts accrued for medical and pension benefits. The total amounts charged to the consolidated statements of operations for such employee benefits were RMB2,375,095, RMB6,921,094 and RMB11,460,709 for the years ended December 31, 2007, 2008 and 2009, respectively. The balances of liability accrued for such employee benefits were RMB4,707,205 and RMB17,931,245 as of December 31, 2008 and 2009, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

20.	REDEEMABLE CONVERTIBLE PREFERRED SHARES

On May 30, 2008, Paker issued 107,503 shares (5,375,150 shares post 2009 Share Split) of Series A Redeemable Convertible Preferred Shares at US$223.25 per share, for a total consideration of US$24,000,000. On September 18, 2008, Paker issued 148,829 shares (7,441,450 shares post 2009 Share Split) of Series B Redeemable Convertible Preferred Shares at US$236.51 per share, for a total consideration of US$35,200,000.

On December 16, 2008, all the then existing shareholders of Paker exchanged their respective classes of shares of Paker, including the Series A Redeemable Convertible Preferred Shares and Series B Redeemable Convertible Preferred Shares (“the Preferred Shares”), for equivalent classes of shares of the Company.

The par value of the Company’s Preferred Shares is US$0.001 per share (US$0.00002 per share post 2009 Share Split). The rights, preferences and privileges of the Preferred Shares are as follows:

Conversion

The Preferred Shares are convertible into ordinary shares at any time at the option of the preferred shareholders. Automatic conversion will occur based upon the then effective conversion price immediately upon the closing of a Qualified Initial Public Offering (“QIPO”) or at the election of the holders of at least 67% of the then outstanding Preferred Shares. Prior to the amendment referred to below, the QIPO was defined as a public offering on Nasdaq or other internationally recognized stock exchange with gross proceeds to the Company of not less than US$150,000,000 and total market capitalization, as a result of the offering, of not less than US$750,000,000. On September 15, 2009, an amendment was executed which changed the definition of a QIPO. Under the amendment, “QIPO means a fully underwritten initial public offering of the Company’s shares or ADSs with a listing on the NYSE;”

The conversion price of the Preferred Shares will equal the original issue price of the Preferred Shares. Pursuant to the share purchase agreements and agreements between the holders of the Preferred Shares and the Shareholders, the conversion price is subject to adjustments based on the Company’s 2008 adjusted net earnings (“2008 Performance”) as set out below:

Series A Redeemable Convertible Preferred Shares

If the Company’s 2008 Performance is less than RMB225 million but greater than RMB175 million, or greater than RMB275 million but not greater than RMB325 million, the conversion price of the Series A Redeemable Convertible Preferred Shares shall be adjusted based on a defined formula.

However, if all of the Series A Redeemable Convertible Preferred Shares have been converted into the Company’s ordinary shares at the time when the Company’s 2008 Performance becomes known, the Shareholders and the holders of the Series A Redeemable Convertible Preferred Shares shall transfer ordinary

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

shares amongst them, so that as the result of such transfer, the percentages of the total ordinary shares held by the holders of Series A Redeemable Convertible Preferred Shares equal the percentages of ordinary shares that the Series A Redeemable Convertible Preferred Shares would have converted into, after taking into effect such adjustment to the conversion price.

The Company’s 2008 Performance was within the range of RMB225 million and RMB275 million. Therefore, no adjustment was made to the conversion price of Series A Redeemable Convertible Preferred Shares as of December 31, 2008.

Series B Redeemable Convertible Preferred Shares

If the Company’s 2008 Performance is less than RMB250 million but greater than RMB200 million or greater than RMB250 million but not greater than RMB300 million, the conversion price of the Series B Redeemable Convertible Preferred Shares shall be adjusted based on a defined formula. The adjustment formula took into consideration factors such as the amount of the investment made by the holders of the Series B Redeemable Convertible Preferred Shares, the amount of the investment made by the holders of the Series A Redeemable Convertible Preferred Shares and the Company’s 2008 Performance. The formula was designed to adjust the number of conversion shares held by the holders of the Series B Redeemable Convertible Preferred Shares, if converted so that the percentage of the shares held by the holders of the Series B Redeemable Convertible Preferred Shares in the Company’s issued and outstanding share capital equaled the ratio of (i) the amount of investment made by them in the Company to (ii) the value of the Company calculated based on the 2008 Performance.

However, if all of the Series B Redeemable Convertible Preferred Shares have been converted into the Company’s ordinary shares at the time when the Company’s 2008 Performance becomes known, the Shareholders and the holders of the Series B Redeemable Convertible Preferred Shares shall transfer ordinary shares amongst them, so that as a result of such transfer, the percentages of the total ordinary shares held by the holders of Series B Redeemable Convertible Preferred Shares equal the percentages of ordinary shares that the Series B Redeemable Convertible Preferred Shares would have converted into, after taking into effect such performance adjustment to the conversion price. The Company’s 2008 performance was below RMB250 million, hence the conversion ratio of the Series B Redeemable Convertible Preferred Shares was adjusted from 1 for 1 to 1 for approximately 1.0054 based on the Company’s 2008 Performance. Such adjustment did not result in a beneficial conversion feature.

If the value of each ordinary share issuable upon the automatic conversion of the Series B Redeemable Convertible Preferred Shares in connection with a QIPO is less than the defined target IPO price per share, then the Shareholders would be required to transfer to the holders of Series B Redeemable Convertible Preferred Shares in connection with the auto conversion of their shares a number of ordinary shares the value of which, at the QIPO price per share, when added to the value of the ordinary shares issuable upon such conversion of the Series B redeemable convertible preferred shares in connection with the QIPO, would equal the product of (i) the number of outstanding Series B redeemable convertible preferred shares prior to the QIPO, multiplied by (ii) 1.5 times the adjusted original issue price per share of the Series B Redeemable Convertible Preferred Shares.

If the QIPO has not been completed by April 30, 2010 and the Company’s 2009 adjusted net earnings is less than RMB450 million (the “2009 Performance Target”), then the Shareholders shall transfer to the holders of Series B Redeemable Convertible Preferred Shares certain number of ordinary shares calculated based on a defined formula (the “2009 Performance Adjustment”), regardless of whether the Series B Redeemable

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

Convertible Preferred Shares are converted. The share transfer formula takes into consideration such factors as the amount of the investment by the holders of the Series B Redeemable Convertible Preferred Shares, the amount of the investment by the holders of the Series A Redeemable Convertible Preferred Shares and the Company’s 2008 and 2009 Performance. The formula requires the transfer of ordinary shares by the Shareholders to the holders of the Series B Redeemable Convertible Preferred Shares so that the percentage of the total number of shares transferred to and held by the holders of the Series B Redeemable Convertible Preferred Shares as compared to the Company’s issued and outstanding share capital will equal the ratio of (i) the amount of investment by them in the Company to (ii) the value of the Company calculated based on the difference between the 2009 Performance Target and the actual 2009 Performance. The Company determined that this embedded share transfer feature in the Series B meets the definition of a derivative and accordingly has been bifurcated from the host contract, the Series B Redeemable Convertible Preferred Shares, and accounted for as a derivative (the “2009 Performance Adjustment Derivative Liability”), (Note 26), from September 2008, the issue date of the Series B Redeemable Convertible Preferred Shares.

On June 22, 2009, the holders of Series B Redeemable Convertible Preferred Shares and the Shareholders agreed to lower the Company’s 2009 Performance Target in assessing the transfer of ordinary shares under the 2009 Performance Adjustment feature. The effect of this change on the value of the derivative liability was a reduction in value of RMB65.2 million. In addition, a 2010 performance target was added, which is an embedded share transfer feature that meets the definition of a derivative and requires bifurcation from the Series B Redeemable Convertible Preferred Shares to be accounted for as a derivative (the “2010 Performance Adjustment Derivative Liability), (Note 26), from June 22, 2009. The fair value of this new derivative at issuance was RMB18.2 million. Under the new 2010 performance target, if a QIPO has not been completed by April 30, 2011 and the Company’s 2010 performance is less than RMB200 million (the “2010 Performance Target”), then the Shareholders shall transfer to the holders of Series B Redeemable Convertible Preferred Shares, for no further consideration, certain amounts of ordinary shares calculated based on a defined formula (the “2010 Performance Adjustment”). The 2010 derivative adjustment formula takes into consideration such factors as the amount of the investment by the holders of the Series B Redeemable Convertible Preferred Shares, the amount of the investment by the holders of the Series A Redeemable Convertible Preferred Shares, and the Company’s 2009 and 2010 Performance. The formula was designed to adjust the total number of shares held by the holders of the Series B Redeemable Convertible Preferred Shares so that the percentage of the shares transferred to and held by the holders of the Series B Redeemable Convertible Preferred Shares in the Company as compared to the Company’s issued and outstanding share capital will equal the ratio of (i) the amount of investment by them in the Company to (ii) the value of the Company calculated based on the difference between the 2010 Performance Target and the actual 2010 Performance.

In consideration of the agreement to lower the Company’s 2009 Performance Target to RMB100 million, the Shareholders transferred on June 22, 2009 an aggregate of 76,258 (3,812,900 post 2009 Share Split as described in Note 21) ordinary shares to the holders of Series B Redeemable Convertible Preferred Shares. The fair value of these ordinary shares on June 22, 2009 of RMB43.6 million was imputed to the Company as if the Shareholders (who are the principal shareholder of the Company) contributed the shares to the Company and they were immediately reissued by the Company to the holders of the Series B Redeemable Convertible Preferred Shares.

The above amendment resulted in: (a) a decrease in the 2009 Performance Adjustment Derivative Liability by RMB65.2 million which was offset by the fair value of the 2010 Performance Adjustment Derivative Liability of RMB18.2 million; (b) an effective contribution of ordinary shares valued at RMB43.6 million by the Shareholders to the Company which was in turn transferred to the holders of the Series B Redeemable

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

Convertible Preferred Shares in consideration for agreeing to modify the terms of the 2009 Performance Adjustment. Accordingly, this amount has been treated as a capital contribution and as an offset to the net change in the fair value of the derivative liabilities in (a) above; (c) the recording of compensation expense of RMB3.4 million which is equal to the change in the fair value of the derivative liabilities net of the consideration transferred to the holders of Series B Redeemable Convertible Preferred Shares in (b) above.

In addition, in consideration for obtaining the agreement from one of the holders of Series A Redeemable Convertible Preferred Shares to the transfer of the 76,258 ordinary shares by the Shareholders to the holders of the Series B Redeemable Convertible Preferred Shares pursuant to the amendment described above, the Shareholders transferred to such holder of Series A Redeemable Convertible Preferred Shares on June 22, 2009 an aggregate of 14,031 (701,550 post 2009 Share Split as described in Note 21) ordinary shares as a consent fee. The fair value of the 14,031 ordinary shares on June 22, 2009 of RMB8,015,089 million was imputed to the Company as if the Shareholders (who are the principal shareholders of the Company) contributed the ordinary shares to the Company and they were immediately reissued by the Company to the holder of Series A Redeemable Convertible Preferred Shares as a deemed dividend.

If the Company does not meet the 2009 Performance Target and the 2010 Performance Target and there is no QIPO by April 30, 2010 and April 30, 2011 respectively, future transfers of ordinary shares from the Shareholders to the holders of Series B Redeemable Convertible Preferred Shares will be required and such transfers will be accounted for as equity contributions from the Shareholders to the Company and immediate redistributions to the holders of Series B Redeemable Convertible Preferred Shares as deemed dividend.

On September 15, 2009, the Shareholders reached agreement with the holders of Series A and Series B Redeemable Convertible Preferred Shares on the modification to certain existing terms (the “September 2009 Modification”), including (a) removed the existing definition of a QIPO and replaced it with the following: “QIPO means a fully underwritten initial public offering of the Company’s shares or ADSs with a listing on the New York Stock Exchange;” (b) removed the requirement for the Shareholders to transfer certain number of ordinary shares to the holders of the Series B Redeemable Convertible Preferred Shares if the value of issuable upon automatic conversion of the Series B Redeemable Convertible Preferred Shares in connection with an Qualified Public Offering is less than the defined target IPO price per share; and, (c) agreed that the 14,031 and 76,258 ordinary shares, respectively, transferred to the holders of Series A and Series B Redeemable Convertible Preferred Shares in connection with the June 2009 Modification be returned to the Shareholders in the event the redemption of the preferred shares are exercised by the holders of Series A and Series B Redeemable Convertible Preferred Shares.

The September 2009 Modification resulted in a reduction of RMB2.4 million in the fair value of the 2009 and 2010 Performance Adjustment Derivative Liabilities that the Company recognized in the Consolidated Statement of Operations as Change in Fair Value Derivatives. The September 2009 modification also resulted in an additional benefit transfer of RMB15.1 million from the holders of the Series A and B Redeemable Convertible Preferred Shares to the Shareholders due to the reduction in the fair value of the Series A and B Redeemable Convertible Preferred Shares on September 15, 2009 as a result of such modification. The Company recognized a total of RMB17.5 million in compensation expense (including the RMB15.1 million) in recognition of the total benefit transferred from the holders of Series A and B Redeemable Convertible Preferred Shares to the Shareholders that is attributed to the Company, given the Shareholders are also employees of the Company.

Redemption

After the third anniversary of the first issuance of the Series A Redeemable Convertible Preferred Shares, the holders of not less than a majority of the then outstanding Series A and Series B Redeemable Convertible

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

Preferred Shares may require the Company to redeem all of the outstanding Preferred Shares, if not previously converted, for an amount equal to 150% of their respective original issue price plus all accumulated and unpaid dividends. Dividends shall not accumulate or accrue unless declared.

Liquidation

In the event of any liquidation event and so long as any of the Series A and Series B Redeemable Convertible Preferred Shares have not been converted into ordinary shares, the shareholders of the Preferred Shares are entitled to receive in preference to the holders of the ordinary shares a per share amount equal to 150% of the respective original issue price and any declared but unpaid dividends. After such payment has been made to holders of the preferred shares, any remaining assets of the Company will be distributed pro rata to the holders of ordinary shares and the Preferred Shares on an as-converted basis.

Liquidation events include (i) a liquidation, winding-up or dissolution of the Company or the PRC Company (which refers to Jiangxi Jinko), or (ii) at the election of the preferred shareholders, a merger, acquisition or sale of voting control of the Company or the PRC Company in which its shareholders do not retain a majority of the voting power in the surviving company, or (iii) a sale of all or substantially all of the Company or the PRC Company’s assets, or (iv) a merger which values the Company at less than 150% of the post-money valuation of the Company immediately after the closing of the investment by holders of Series B Redeemable Convertible Preferred Shares in the Series B Redeemable Convertible Preferred Shares of Paker.

Dividend

The Series A Redeemable Convertible Preferred Shares shall rank pari passu with Series B Redeemable Convertible Preferred Shares in terms of rights to receive dividends and distributions from the Company. The holders of Series A and B Redeemable Convertible Preferred Shares shall be entitled to dividends in preference to any dividend on the ordinary shares or any other class or series of shares at the rate of 10% per annum of their respective original issue price, when and as declared by the Board. No dividend, whether in cash, in property, in shares of the Company or otherwise, shall be paid on any other class or series of shares of the Company unless and until the dividend aforesaid is first paid in full on the Series A and B Redeemable Convertible Preferred Shares. Except for the dividend rights set forth above, the Series A and B Redeemable Convertible Preferred Shares shall not participate with the ordinary shares in any further dividend or distribution of the earnings or profits of the Company. Dividends shall not accumulate or accrue unless declared.

Voting Rights

The holders of Series A and B Redeemable Convertible Preferred Shares have voting rights equal to the number of ordinary shares then issuable upon their conversion into ordinary shares. Such holder of the preferred shares is entitled to vote on such matters at any meeting of members of the Company.

The Company classified the Series A and B Redeemable Convertible Preferred Shares in the mezzanine section of the balance sheet. In addition, the Company records accretion on the preferred shares to its redemption value using the effective interest method from the issuance date to the earliest redemption date. For the year ended December 31, 2008, such accretion amounted to RMB13,747,632 and RMB10,739,483 against retained earnings for Series A and B Redeemable Convertible Preferred Shares, respectively. For year ended December 31, 2009, such accretion amounted to RMB31,832,994 and RMB42,301,594 against retained earnings for Series A and B Redeemable Convertible Preferred Shares, respectively.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

In connection with the issuance of the Series A Redeemable Convertible Preferred Shares, Paker issued 14,629 ordinary shares (Note 21) and paid cash in the amount of US$469,000 to third parties for professional services rendered. Paker has the option to repurchase the 14,629 ordinary shares issued from the consultant at a nominal price upon the redemption of the Series A Redeemable Convertible Preferred Shares. The fair value of the ordinary shares issued is RMB20,004,865. In connection with the issuance of Series B Redeemable Convertible Preferred Shares, Paker is obligated to pay US$867,300 to third parties for consulting services. The fair value of the ordinary shares issued and the cash consideration paid to the third party consultants were recorded as stock issuance costs.

21.	ORDINARY SHARES AND SHARE EXCHANGE

Upon inception, Paker had 10,000 authorized ordinary shares at HK$1 par value, with 100 (12,500,000 on post 2008 and 2009 Share Splits and Share Dividend basis) shares issued and outstanding to the founding shareholders. In May 2007, Paker issued additional 300 (37,500,000 on post 2008 and 2009 Share Splits and Share Dividend basis) ordinary shares at par value of HK$1 to the then existing ordinary shareholders on a pro rata basis. On May 30, 2008, Paker increased its authorized number of shares to 10,000,000 shares with par value of HK$0.001, consisting of 9,892,497 ordinary shares and 107,503 Series A Redeemable Convertible Preferred Shares by effecting a share split of 1 for 1,000 shares for its ordinary shares (“2008 Share Split”). On May 30, 2008, Paker effected a share split in the form of a Share Dividend of 600,000 ordinary shares at par value of HK$0.001 to the then existing ordinary shareholders on a pro rata basis.

On December 16, 2008, all the then existing shareholders of Paker exchanged their respective shares of Paker for equivalent classes of shares of the Company (“Share Exchange”). The par value of the ordinary shares of the Company is US$0.001.

On September 15, 2009, the Board of Directors approved a share split with the result of each share becoming 50 shares of the same class (“2009 Share Split”). The par value of the ordinary shares of the Company is US$0.00002 after the 2009 Share Split.

Accordingly, all shares and per share amounts in the consolidated financial statements and related notes have been retroactively adjusted to reflect the change in ratio for the periods presented, as if the 2008 and 2009 Share Splits, the Share Dividend and the Share Exchange occurred at the beginning of the periods presented.

As described in Note 20, the Company issued 14,629 (731,450 post 2009 Share Split) ordinary shares to a consultant in connection with the issuance of Series A Redeemable Convertible Preferred Shares. The fair value of which was recorded as issuance costs against the Series A Redeemable Convertible Preferred Shares proceeds.

As described in Note 20, as agreed with the preferred shareholders, the Shareholders agreed to transfer 76,258 (3,812,900 post 2009 Share Split) ordinary shares and 14,031 (701,500 post 2009 Share Split) ordinary shares to the holders of Series B Redeemable Convertible Preferred Shares and one of the holders of Series A Redeemable Convertible Preferred Shares, respectively, in connection with the amendment of the 2009 Performance Target. The share transfer was completed on September 15, 2009.

22.	SHARE OPTION PLAN

The Group adopted a long-term incentive plan (the “Plan”) in July 2009 which was subsequently amended and restated. According to the Plan, the Company reserved 7,325,122 ordinary shares for the issuance of options

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

for purchase of the Company’s ordinary shares. The options have a contractual life of seven years with the exception of certain options granted to an employee that can be exercised until October 1, 2013. From August 28, 2009 to September 15, 2009, options were granted to certain of the Group’s officers and employees to purchase in total 3,024,750 shares of the Company’s ordinary shares at an exercise price of US$3.13 per share. The share options will generally vest in five successive equal annual installments on the last day of each year from the grant date, provided that the personnel’s service with the Group has not been terminated prior to each such vesting date. For a certain employee, the share options will vest in a series of 36 successive equal monthly installments, on the last day of each month, commencing from October 1, 2008, provided that the personnel’s service with the Group has not been terminated prior to each such vesting date. No portion of the share option, even vested, may be exercised prior to and within the 180-day period following an effective initial public offering as defined in the Plan.

Given the exercise restriction, the recognition of share-based compensation expense is delayed. Such expense accumulated from grant date will be recognized at the time of an effective initial public offering. Total share-based compensation expense not yet recognized as of December 31, 2009 due to the exercise restriction was RMB5,205,931.

As of December 31, 2009, the Company had 3,024,750 options outstanding. There were no options exercised, forfeited, or expired from the options grant dates to December 31, 2009. The weighted average remaining contractual life of the options outstanding as of December 31, 2009 is 5.7 years as of December 31, 2009. As of December 31, 2009, the number of options vested but not exercisable was 397,167. The weighted average remaining contractual life and the intrinsic value of such options is 3.8 years and nil as of December 31, 2009, respectively. As of December 31, 2009, the number of non-vested options was 2,627,583.

Total share-based compensation expense, determined based on the fair value of the options on the grant dates, applying an estimated forfeiture rate of 10%, amounted to approximately RMB16,763,689. Of which, excluding the amount of expense (RMB5,205,931) not recognized due to the exercise restriction, RMB11,557,758 relates to non-vested options not yet recognized as of December 31, 2009, which the Company expects to recognize over a weighted average period of 4.4 years.

The fair value of options granted was estimated with the following assumptions:

For the year ended December 31, 2009
Risk-free interest rate	3.09%-3.93%
Exercise multiple	2.0
Expected dividend yield	0%
Expected volatility	83.5%-84%
Fair value per option at grant date (RMB)	4.98/6.70

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

23.	RELATED PARTY TRANSACTIONS AND BALANCES

(a) Related party balances

Outstanding amounts due from/to related parties as of December 31, 2008 and 2009 were as follows:

	As of December 31,
	2008	2009
	RMB	RMB
Amounts due from related parties:
Accounts receivables from a related party:
Accounts receivable from a subsidiary of ReneSola Ltd. (“ReneSola,” controlled by an immediate family member of the principal shareholders and directors of the Company, one of which is an executive officer of the Company)	69,062,122	100,382

Total	69,062,122	100,382

Amounts due to related parties:
Current liabilities:
Other payables to a related party
Other payables to Desun for leasing of land and buildings	—	550,152

Total	—	550,152

Balances due to related parties are interest-free, not collateralized, and have no definitive repayment terms.

(b) Related party transactions

For the years ended December 31, 2007, 2008 and 2009, revenue from sales of products and provision of processing services to a subsidiary of ReneSola amounted to RMB381,371,274, RMB631,856,095, and RMB28,317,315 respectively.

For the year ended December 31, 2008, multicrystalline silicon wafers purchased from a subsidiary of ReneSola amounted to RMB26,324,786.

For the year ended December 31, 2007, raw materials purchased from Global Trade International Industrial Limited (“Global Trade”) amounted to RMB22,008,528. Global Trade was owned by an immediate family member of one of the Shareholders, who is also the Company’s CEO. On December 27, 2007, the shareholder of Global Trade sold all the shares to an unrelated individual and accordingly Global Trade ceased to be the Group’s related party from that date.

On January 1, 2008, Desun and Jiangxi Jinko entered into an operating lease agreement pursuant to which Desun leased its buildings and land use rights to Jiangxi Jinko for a ten-year period from January 1, 2008 to December 31, 2017. Desun was deconsolidated from the Group on July 28, 2008 and became a related party of the Group. For the period from July 29, 2008 to December 31, 2008 and the year ended December 31, 2009, Desun charged Jiangxi Jinko RMB458,460 and RMB1,100,304 in rent (Note 25).

During the year ended December 31, 2009, the Shareholders provided guarantees for the Group’s several short-term and long-term bank borrowings. As of December 31, 2009, the balances of short-term and long-term

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

borrowings guaranteed by the Shareholders were RMB209,000,000 and RMB230,000,000, respectively (Note 16).

During the year ended December 31, 2009, Desun provided collateral, with its land use rights and buildings, for a short-term bank borrowings of RMB17,000,000 of the Group, and provided guarantee for the Group’s short-term bank borrowings of RMB20,000,000 (Note 16).

24.	CERTAIN RISKS AND CONCENTRATION

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash, prepayments and other monetary assets. As of December 31, 2008 and 2009, substantially all of the Group’s cash were held by major financial institutions located in the PRC.

The Group has contracts for the purchases of materials and equipment which are denominated in foreign currencies, including US Dollars and Japanese Yen. For the year ended December 31, 2009, 43% of the Group’s revenues are dominated in foreign currency, including US Dollars and Euros. Renminbi, the functional currency of the Group, is not freely convertible into foreign currencies. The Group does not hedge its foreign currency exposures and significant changes in the exchange rates between Renminbi and foreign currencies may affect the Group’s results of operations.

54% and 9.8% of the Group’s revenues for the year ended December 31, 2007 were derived from a subsidiary of ReneSola and Ningbo Solar Electric Power Co., Ltd., respectively. For the year ended December 31, 2008, 29% and 18% of the Group’s revenues were derived from a subsidiary of ReneSola and Ningbo Solar Electric Power Co., Ltd., respectively. For the year ended December 31, 2009, no customer individually accounted for more than 10% of the revenue for the periods presented.

The Group relies on a limited number of equipment suppliers including GT Solar Incorporated (“GT Solar”), Miyamoto Trading Limited (“Miyamoto”), Ningxia Jing Yang Automation Co., Ltd. (“Jing Yang”) and another supplier in the PRC (the “PRC Equipment Supplier”) for a majority of principal manufacturing equipment and spare parts. For the year ended December 31, 2007, 53% of the Group’s manufacturing equipment was purchased from the PRC Equipment Supplier. For the year ended December 31, 2008, 54% and 22% of the Group’s manufacturing equipment were purchased from Miyamoto and GT Solar, respectively. For the year ended December 31, 2009, 24% and 18% of the Group’s manufacturing equipment were purchased from Miyamoto and Jing Yang, respectively. No other suppliers individually accounted for more than 10% of the equipment purchase for the periods presented.

The Group relies on a limited number of raw material suppliers including Hexing, Shangrao Chuangxin Enterprise Co., Ltd. (“Chuangxin”), and Shangrao Dongyang Recycling Co., Ltd. (“Dongyang”). For the year ended December 31, 2008, 53% and 13% of the Group’s raw material purchases were from Hexing and Chuangxin, respectively. For the year ended December 31, 2009, 16% of the Group’s raw material purchases were from Dongyang. No other suppliers individually accounted for more than 10% of the Group’s raw material purchases for the periods presented.

As of December 31, 2009, 42% and 30% of the balance of the Group’s advance payments were made to two major suppliers, Hoku Materials, Inc. (“Hoku”), a fully owned subsidiary of Hoku Corporation (formerly known as “Hoku Scientific, Inc.”) and Wuxi Zhong Cai Technologies Co., Ltd., respectively. The Group is exposed to the credit and financial risks of these suppliers. The Group’s financial condition and results of operations may be

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

materially affected if the suppliers fail to meet their obligations of supplying silicon materials according to the contractually agreed schedules. No other individual supplier has advance payment balances that accounted for more than 10% of the total balance as of December 31, 2009.

Hoku is currently in the process of undertaking a construction project for producing the virgin polysilicon which the Group has contracted for. While the Group’s prepayment to Hoku is secured by a lien on Hoku’s assets according to the terms of the supply contract with Hoku, such lien is deeply subordinated and shared with all other customers and other senior lenders of Hoku. In Hoku Corporation’s quarterly report for the quarter ended December 31, 2009 filed on Form 10-Q on February 5, 2010, Hoku Corporation disclosed that it has obtained additional funding for the construction project to the point where it can commence initial shipments to its customers. However, Hoku will need to raise additional capital to complete the plant construction project, and if it does not raise sufficient capital or manage its liquidity, there would be substantial doubt that it would be able to continue as a going concern entity through December 31, 2010. As of December 31, 2009, the Group did not record any provisions in relation to the prepayment to Hoku as the potential impairment loss was not probable or estimable. However, if Hoku fails to complete its construction project, which could cause it to fail to fulfill its contractual delivery obligations to the Group, or if Hoku ceases to continue as a going concern, the Group may have difficulty recovering all or any of the deposits of US$20 million the Group paid to Hoku, which could have a material adverse effect on the financial condition of the Group.

As described in Note 16, Jiangxi Jinko’s short-term and long-term bank borrowings of RMB219,000,000 and RMB59,000,000 respectively were collateralized on its inventories totaling RMB539,857,230. As of December 31, 2009, the net book value of inventories held by Jiangxi Jinko was RMB202,567,604, which was lower than the amount of inventories under the collaterals. Jiangxi Jinko has not received request from the lenders for additional collaterals or early repayment of these loans.

25.	COMMITMENTS AND CONTINGENCIES

(a) Operating lease commitments

From January 1, 2008, Jiangxi Jinko leased buildings and land use rights, from Desun, under a non-cancelable operating lease expiring in January 2018, with an annual rental of RMB1,100,304 and an option to renew. During the same time, the Group also leased offices for its representative offices located in Hong Kong and Shanghai under non-cancelable operating lease from third parties.

Future minimum obligations for operating leases are as follows:

Year ending December 31,	RMB
2010	4,016,814
2011	3,355,443
2012	1,371,330
2013	1,100,304
2014	1,100,304
Years thereafter	3,300,912

Total	14,245,107

Rental expense under all operating leases were RMB452,461, RMB1,857,295 and RMB3,284,497 for the years ended December 31, 2007, 2008 and 2009, respectively.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(b) Capital commitments

The Group entered into several purchase agreements and supplementary agreements with certain suppliers to acquire machineries to be used in the manufacturing of its products. The Group’s total future payments under these purchase agreements amounted to RMB189,068,585 which were payable within one year from December 31, 2009.

(c) Polysilicon supplier agreements

The Group entered into long-term agreements with certain polysilicon vendors and manufacturers during 2008. These agreements specify contractual purchase commitments in quantities and pricing up to 10 years. The Group reviewed these contracts and determined that none of these agreements contain embedded derivatives as of December 31, 2009, nor would these supplier contracts cause the suppliers to be considered as variable interest entities. The Group does not anticipate that there will be any loss arising from the agreement for which the purchase prices are fixed.

The following is a schedule of future payment obligations under a fixed price long-term purchase agreement as of December 31, 2009:

Year ending December 31,	RMB
2010	7,283,413
2011	72,113,379
2012	70,747,739
2013	69,382,099
2014	68,016,459
Years thereafter	299,682,109

Total	587,225,198

(d) Contingencies

In the opinion of management, as confirmed by its legal counsel, as of December 31, 2009, the ownership structure of the Group is in compliance with all existing PRC laws and regulations. It is also in the opinion of management that potential losses arising from the ownership structure based on current regulatory environment is remote. However, the Company cannot be assured that the PRC government authorities will not take a view contrary to the opinion of management. In addition, there may be changes and other developments in the PRC laws and regulations or their interpretations. If the current ownership structure of the Group was found to be not in compliance with any existing or future PRC laws or regulations, the Group may be required to restructure its ownership structure and operations in the PRC to comply with current or new PRC laws and regulations.

On July 1, 2009, Jiangxi Jinko filed an action in Shangrao People’s Court, Jiangxi Province against one of its equipment suppliers, Beijing Jingyuntong Technology Co., Ltd. (“Jingyuntong”), for the defects in the monocrystalline furnaces it purchased from Jingyuntong and claimed for compensation of RMB1.82 million for the cost of replacing the defect parts of the furnaces and the loss caused by the defects. Jiangxi Jinko held payment of part of the purchase proceeds with the amount of RMB1.32 million. On July 20, 2009, Jingyuntong filed an action in Daxing People’s Court, Beijing, the PRC against Jiangxi Jinko for the payment of this RMB1.32 million and the compensation for Jiangxi Jinko’s late payment of this amount which is calculated at 0.5% per day on the unpaid amount starting from April 8, 2008. As of date of the report, these two lawsuits are still ongoing and management believes losses associated with the lawsuits to be remote.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

As of December 31, 2009, the Group made US$20 million prepayments to Hoku Materials, Inc. (“Hoku”) under a long-term purchase agreement. Hoku is currently in the process of undertaking a construction project for producing the virgin polysilicon which the Group has contracted for. While the Group’s prepayment to Hoku is secured by a lien on Hoku’s assets according to the terms of the supply contract with Hoku, such lien is deeply subordinated and shared with all other customers and other senior lenders of Hoku. In Hoku’s quarterly report for the quarter ended December 31, 2009 filed on Form 10-Q on February 5, 2010, Hoku disclosed that it would need to raise additional capital to finance its plant construction project, and if it does not raise sufficient capital or manage its liquidity, there would be substantial doubt that it would be able to continue as a going concern entity through December 31, 2010. As of December 31, 2009, the Group did not record any provisions in relation to the prepayment to Hoku as the potential impairment loss was not probable or estimable. However, if Hoku fails to complete its construction project, which could cause it to fail to fulfill its contractual delivery obligations to the Group, or if Hoku ceases to continue as a going concern, the Group may have difficulty recovering all or any of the deposits of US$20 million the Group paid to Hoku, which could have a material adverse effect on the financial condition of the Group.

(e) Guarantees

On June 13, 2009, Jiangxi Jinko entered into a loan agreement with Heji, in the principal amount of RMB100 million with a term of three years. Of this amount, RMB50 million was outstanding as of December 31, 2009. In consideration of this loan agreement, Heji required Jiangxi Jinko to enter into a guarantee agreement with Jiangxi International Trust Co., Ltd. (“JITCL”) on May 31, 2009 for Heji’s payment obligations under its separate trust loan agreement with JITCL (“JITCL Loan Agreement”), under which JITCL extended a loan to Heji in the principal amount of RMB50 million for a term of three years. In the event that Heji fails to perform its obligations under the JITCL Loan Agreement or otherwise defaults thereunder, Jiangxi Jinko will become liable for Heji’s obligations under the JITCL Loan Agreement. The Group recorded a guarantee liability of RMB1.5 million as of December 31, 2009

26.	FAIR VALUE MEASUREMENTS

A hierarchy is established for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. As such, fair value is a market-based measure considered from the perspective of a market participant who holds the asset or owes the liability rather than an entity-specific measure. The hierarchy is broken down into three levels based on the reliability of inputs as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted price in active markets that are observable either directly or indirectly, or quoted prices in less active markets; and (Level 3) unobservable inputs with respect to which there is little or no market data, which require the Company to develop its own assumptions.

Short-Term Investments

As of December 31, 2009, short term investments consisted of term deposits and investments in certain open-end equity funds in the PRC. The Company also values these available-for-sale securities using observable inputs that reflect quoted prices for securities with identical characteristics, and accordingly, the Company classified valuation techniques that use these inputs as Level 1.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

Derivative Liabilities

On a recurring basis, the Company measures the 2009 and 2010 Performance Adjustment Derivative Liabilities (Note 20) at fair value. Since the 2009 and 2010 Performance Adjustment Derivative Liabilities are not traded on an exchange, they are valued using valuation model. Management is responsible for determining the fair value and considered a number of factors including valuations. The 2009 Performance Adjustment Derivative Liability was bifurcated at the fair value measured with the residual financing proceeds attributed to the Series B Redeemable Convertible Preferred Shares on issuance date. The fair value of the 2009 and 2010 Performance Adjustment Derivative Liabilities were determined based on both Level 2 and Level 3 inputs. Management determined that the Level 3 inputs, the IPO probabilities and the financial forecast as of each reporting date, are significant to the overall fair value measurement.

Recurring change in fair value

As of December 31, 2009, information about inputs into the fair value measurements of the Company’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2009	Quote Prices in Active market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Short term investments	50,462,300	50,462,300	—	—

Liabilities:
Embedded derivatives underlying Series B convertible redeemable preferred shares	(54,938)	—	—	(54,938)

A summary of changes in Level 3 embedded derivative underlying Series B convertible redeemable preferred shares for the year ended December 31, 2008 and 2009 were as follows:

RMB
At issuance of the Series B Redeemable Convertible Preferred Shares	204,689
Realized loss included in Change in Fair Value of Derivative	29,812,680

Balance at December 31, 2008	30,017,369

Realized loss included in Change in Fair Value of Derivative	13,599,301
Realized loss reduced by contribution by founders (Note 20)	(43,561,732)

Balance at December 31, 2009	54,938

The Change in Fair Value of Derivatives recognized in earnings was RMB29.8 million and RMB13.6 million for the year ended December 31, 2008 and 2009, respectively.

27.	RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit payments of dividends by the Company’s PRC subsidiary only out of its retained earnings, if any, as determined in accordance with PRC GAAP. In addition, the statutory general reserve fund requires annual appropriations of 10% of net after-tax income to be set aside prior to

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiary is restricted in its ability to transfer a portion of its net assets to the Company either in the form of dividends, loans or advances. Even though the Company does not currently require any such dividends, loans or advances from the Company’s PRC subsidiary for working capital or other funding purposes, it may in the future require additional cash resources from the PRC subsidiary due to changes in business conditions, to fund future acquisitions and development, or merely declare dividends or make distributions to the Company’s shareholders. Restricted net assets as of December 31, 2009 were RMB785,173,697.

28.	SUBSEQUENT EVENTS

Subsequent to December 31, 2009, the Group obtained additional short-term and long-term bank borrowings (Note 16).

On January 25, 2010, as approval by the directors, the Company agreed to grant certain officers and employees options to purchase 726,250 ordinary shares of the Company at an exercise price of 85% of the initial public offering price per share. These options will vest in five successive equal annual installments on the last day of each year from January 25, 2010, provided that the personnel’s service with the Group has not been terminated prior to each such vesting date.

On April 1, 2010, Paker established JinkoSolar GmbH as a wholly owned subsidiary in Germany to facilitate the development of the Group’s business in the overseas market.

As approved by the directors on April 6, 2010, the exercise price of share options granted from August 28, 2009 to September 15, 2009 (Note 22) was reduced from US$3.13 per share to US$2.08 per share.

29.	ADDITIONAL INFORMATION — CONDENSED FINANCIAL STATEMENTS OF THE PARENT COMPANY

The separate condensed financial statements of the Company as presented below have been prepared in accordance with Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04 and present the Company’s investments in its subsidiaries and VIEs under the equity method of accounting. Such investment is presented on separate condensed balance sheets of the Company as “Investments in subsidiaries and VIEs” and the Company’s shares of the profit or loss of subsidiaries and VIEs are presented as “Share of (loss) / income from subsidiaries and VIEs” in the statements of operations.

The Company completed the Share Exchange with the then existing shareholders of Paker, the holding company of its subsidiaries and VIE subsidiaries, on December 16, 2008 (Note 21). Upon completion, Paker becomes a wholly-owned subsidiary of the Company. The Share Exchange was accounted for as a recapitalization of the Company, as such, the separate condensed financial statements of the Company are presented as if the current corporate structure has been in existence since the beginning of the years presented.

The Company did not have any significant commitment, long term obligation, or guarantee as of December 31, 2008 and 2009.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

Condensed statements of operations:

	Year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Net revenues	7,581,178	—	—
Cost of revenues	(7,321,078)	—	—

Gross profit	260,100	—	—

Total operating expenses	(1,195,547)	(3,598,728)	(25,388,252)

Loss from operations	(935,447)	(3,598,728)	(25,388,252)

Investment disposal loss	—	(10,165,516)	—
Share of income from subsidiaries and VIEs	76,980,992	262,320,421	124,566,024
Exchange loss	—	(23,539)	—
Other expense	—	—	(168,839)
Change in fair value of derivative	—	(29,812,680)	(13,599,301)

Income before income tax expenses	76,045,545	218,719,958	85,409,632

Income tax expenses	—	—	—

Net income for the year	76,045,545	218,719,958	85,409,632

Series A redeemable convertible preferred shares accretion	—	(13,747,632)	(31,832,994)
Series B redeemable convertible preferred shares accretion	—	(10,739,483)	(42,301,594)
Deemed dividend to a preferred shareholder	—	—	(8,015,089)
Allocation to preferred shareholders	—	(16,471,759)	(40,422,944)

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	76,045,545	177,761,084	(37,162,989)

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

Condensed balance sheets:

	December 31, 2008	December 31, 2009
	RMB	RMB
ASSETS
Current assets:
Cash	—	—
Other current assets	—	7,120,006

Total current assets	—	7,120,006
Investments in subsidiaries and VIEs	822,994,115	947,560,139

Total assets	822,994,115	954,680,145

LIABILITIES
Current liabilities:
Due to subsidiaries	—	4,479,060
Other current liabilities	—	7,308,623
Derivative liability	30,017,369	54,938

Total current liabilities	30,017,369	11,842,621

Total liabilities	30,017,369	11,842,621

Series A Redeemable Convertible Preferred Shares	157,224,946	189,057,940
Series B Redeemable Convertible Preferred Shares	245,402,237	287,703,831

Equity
Ordinary shares (US$0.00002 par value, 487,183,400 shares authorized; 50,731,450, 50,731,450 shares issued and outstanding as of December 31, 2008 and 2009, respectively)	7,809	7,809
Additional paid-in capital	121,463,257	193,929,492
Retained earnings	268,878,497	272,138,452

Total Equity	390,349,563	466,075,753

Total liabilities, preferred shares and equity	822,994,115	954,680,145

Other current assets represented the IPO costs comprising professional fees incurred in relation to the Group’s public initial offering, which will be offset against the proceeds when the offering is consummated.

The balance due to subsidiaries represented the professional service fees paid by Jiangxi Jinko.

Other current liabilities represented accrual for unpaid professional service fees.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

Condensed statements of cash flows:

	For the years ended
	2007	2008	2009
	RMB	RMB	RMB
Cash flows from operating activities:
Net income	76,045,545	218,719,958	85,409,632
Adjustments to reconcile net income to net cash used in operating activities:
Change in fair value of derivatives	—	29,812,680	13,599,301
Non-cash compensation to ordinary shareholders/employees	—	—	20,889,414
Loss on disposal of subsidiary	—	10,165,516	—
Share of income from subsidiaries and VIEs	(76,980,992)	(262,320,421)	(124,566,024)
Exchange loss	—	23,539	—
Changes in operating assets and liabilities:
Increase in other current assets	(151,676)	(8,241,551)	(7,120,006)
Increase in due to a subsidiary	930,000	3,131,088	7,308,623
Increase in other current liabilities	5,712,274	1,123,828	4,479,060

Net cash (used in)/from operating activities	5,555,151	(7,585,363)	—

Cash flows from investing activities:
Investments in subsidiaries	(100,536,822)	(484,406,349)	—
Cash received from the Shareholders for disposal of investment in a subsidiary	—	57,849,277	—
Cash received from disposal of Desun	—	34,102,500	—

Net cash used in investing activities	(100,536,822)	(392,454,572)	—

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	97,198,495	—	—
Net proceeds from issuance of preferred shares	—	398,849,622	—

Net cash provided by financing activities	97,198,495	398,849,622	—

Effect of foreign exchange rate changes on cash	—	(23,539)	—

Net increase/(decrease) in cash	2,216,824	(1,213,852)	—
Cash, beginning of year	53,673	2,270,497	—

Cash, end of year	2,270,497	1,056,645	—

Supplemental disclosure of non-cash investing and financing cash flow information:
Ordinary shares issued to consultant in connection with the issuance of Series A Redeemable Convertible Preferred Shares	—	20,004,865	—
Unpaid Series B Redeemable Convertible Preferred Shares issuance cost	—	500,000	—

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

30.	PRO FORMA BALANCE SHEET AND EARNINGS PER SHARE FOR CONVERSION OF PREFERRED SHARES

The Redeemable Convertible Preferred Shares are convertible into ordinary shares at any time. Automatic conversion will occur based on the then effective conversion ratio immediately upon the closing of a Qualified Public Offering or at the election of the holders of at least 67% of the outstanding Redeemable Convertible Preferred Shares.

Upon closing of a Qualified IPO by April 30, 2011, the 2010 Performance Adjustment feature will be eliminated and hence the fair value of the 2010 Performance Adjustment Derivative Liability will decrease to zero. Such change in fair value of the derivative liability upon a Qualified IPO will be recognized as income in the Company’s consolidated statement of operations in the period in which a Qualified IPO is consummated.

The following disclosures are made in consideration of the closing of a Qualified Public Offering to be probable:

The unaudited pro-forma balance sheet as of December 31, 2009 presents an adjusted financial position as if the 5,375,150 shares of Series A Redeemable Convertible Preferred Shares and the 7,441,450 shares of Series B Redeemable Convertible Preferred Shares have been converted as of December 31, 2009, at the then conversion ratios of 1 for 1 for Series A Redeemable Convertible Preferred Shares and 1 for 1.0054 for Series B Redeemable Convertible Preferred Shares after the effect of the adjustment to conversion prices based on the Company’s performance for the year ended December 31, 2008 (Note 20). Accordingly, the carrying value of the Redeemable Convertible Preferred Shares, in the amount of RMB476,761,771, was reclassified from Redeemable Convertible Preferred Shares to Ordinary Shares and Additional Paid-in Capital for such pro forma adjustment.

The unaudited pro forma balance sheet as of December 31, 2009, also gives effect to the elimination of the 2010 Performance Adjustment Derivative Liability which will occur upon closing of a Qualified IPO. Accordingly, the carrying value of the derivative liability at December 31, 2009, in the amount of RMB54,938, was reclassified from Derivative Liabilities to (Accumulated Deficit)/Retained Earnings for such pro forma adjustment. Pro forma EPS does not give effect to the elimination of the derivative liabilities as the effect of such elimination is nonrecurring and will be included in the Company’s earnings immediately upon close of the Qualified IPO.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

The unaudited pro-forma earnings per share for the years ended December 31, 2008 and 2009 after giving effect to the conversion of the Series A Redeemable Convertible Preferred Shares and the Series B Redeemable Convertible Preferred Shares into common shares as of inception at the conversion ratio of 1 for 1 are as follows:

	For the year ended
	December 31, 2008	December 31, 2009
	RMB Unaudited	RMB Unaudited
Numerator:
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	177,761,084	(37,162,989)
Pro-forma effect of preferred shares	40,958,874	122,572,621

Pro-forma net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders — Basic and diluted	218,719,958	85,409,632

Denominator:
Denominator for basic and diluted calculation — weighted average number of ordinary shares outstanding	50,429,700	50,731,450
Pro-forma effect of preferred shares	5,272,050	12,816,600

Denominator for pro-forma basic and diluted calculation	55,701,750	63,548,050

Pro-forma basic and diluted earnings per share attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	3.93	1.34

The potentially dilutive share options are not included in the calculation of pro-forma diluted earnings per share because of their anti-dilutive effect.

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		For the six months ended
	Notes	June 30, 2009	June 30, 2010
		RMB	RMB	USD (Note 2(b))
Revenue from third parties		452,780,325	1,449,483,135	213,740,785
Revenue from a related party	13	28,317,315	—	—

Total revenues		481,097,640	1,449,483,135	213,740,785
Cost of revenues		(425,722,018)	(1,077,494,072)	(158,887,277)

Gross profit		55,375,622	371,989,063	54,853,508

Operating expenses:
Selling and marketing		(3,808,596)	(37,972,054)	(5,599,359)
General and administrative		(24,524,900)	(69,291,922)	(10,217,787)
Research and development		(416,898)	(16,933,485)	(2,497,012)

Total operating expenses		(28,750,394)	(124,197,461)	(18,314,158)

Income from operations		26,625,228	247,791,602	36,539,350
Interest expenses, net		(9,364,431)	(25,361,130)	(3,739,752)
Subsidy income		5,227,000	4,985,841	735,212
Exchange gain/(loss)		1,168,367	(812,422)	(119,800)
Other expenses, net		(287,553)	(5,233,222)	(771,691)
Change in fair value of forward contracts	15	—	74,605,726	11,001,360
Change in fair value of embedded derivatives	15	(35,539,470)	54,938	8,101

(Loss)/income before income taxes		(12,170,859)	296,031,333	43,652,781
Income taxes	3	—	(41,974,752)	(6,189,597)

Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.		(12,170,859)	254,056,581	37,463,184

Series A redeemable convertible preferred shares accretion		(15,195,999)	(13,433,242)	(1,980,866)
Series B redeemable convertible preferred shares accretion		(20,208,918)	(17,479,734)	(2,577,562)
Allocation to preferred shareholders		(20,222,424)	(15,156,606)	(2,234,993)
Deemed dividend to a preferred share holder		(8,015,089)	—	—

Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders		(75,813,289)	207,986,999	30,669,763

Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share —
Basic	11	(1.49)	3.46	0.51
Diluted	11	(1.49)	3.45	0.51

Weighted average ordinary shares outstanding —
Basic	11	50,731,450	60,130,515	60,130,515
Diluted	11	50,731,450	60,257,649	60,257,649

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	Notes	December 31, 2009	June 30, 2010
		RMB	RMB	USD (Note 2(b))
ASSETS
Current assets:
Cash and cash equivalent		152,479,597	369,015,541	54,415,032
Restricted cash		72,827,202	184,035,415	27,137,863
Short term investments	4	50,462,300	26,042,200	3,840,183
Accounts receivable, net — a related party	13	100,382	100,382	14,802
Accounts receivable, net — third parties		236,796,628	267,191,215	39,400,017
Notes receivable		13,301,730	14,349,000	2,115,904
Advances to a related party		—	6,124,427	903,108
Advances to third party suppliers	5	93,324,136	213,621,582	31,500,639
Inventories	6	245,192,398	470,777,947	69,420,917
Forward contracts receivables	16	—	74,605,726	11,001,360
Deferred tax assets — current		1,342,038	10,051,354	1,482,173
Other receivables from a related party	13	—	88,358	13,029
Prepayments and other current assets	7	104,823,993	118,219,996	17,432,720

Total current assets		970,650,404	1,754,223,143	258,677,747
Property, plant and equipment, net	8	741,481,449	1,048,495,766	154,611,187
Land use rights, net	9	228,377,510	226,503,205	33,400,163
Intangible assets, net		279,131	389,099	57,377
Advances to suppliers to be utilized beyond one year	5	230,899,519	223,312,630	32,929,681
Goodwill		45,645,832	45,645,832	6,730,934
Other assets		25,315,493	109,681,865	16,173,688

Total assets		2,242,649,338	3,408,251,540	502,580,777

LIABILITIES
Current liabilities:
Accounts payable — third parties		99,932,826	222,537,700	32,815,410
Notes payable		81,643,243	155,048,320	22,863,425
Accrued payroll and welfare expenses		34,989,330	49,660,151	7,322,886
Advances from third party customers		36,777,776	88,900,213	13,109,226
Other payables and accruals	10	116,750,050	160,471,042	23,663,060
Other payables due to a related party	13	550,152	550,152	81,125
Income tax payable		—	22,923,867	3,380,353
Derivative liabilities	16	54,938	—	—
Deferred tax liabilities		—	16,038,174	2,364,989
Short-term borrowings from third parties, including current portion of long-term bank borrowings	17	576,084,026	756,472,236	111,549,397

Total current liabilities		946,782,341	1,472,601,855	217,149,871

Non-current liabilities:
Long-term borrowings	17	348,750,000	349,000,000	51,463,541
Guarantee liability	15	1,500,000	1,500,000	221,190
Deferred tax liability		2,779,473	2,802,203	413,213

Total liabilities		1,299,811,814	1,825,904,058	269,247,815

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS — (Continued)

	Notes	December 31, 2009	June 30, 2010
		RMB	RMB	USD (Note 2(b))
Commitments and contingencies	15
Series A Redeemable Convertible Preferred Shares (US$0.00002 par value, 5,375,150 and nil shares authorized; 5,375,150 and nil shares issued and outstanding as of December 31, 2009 and June 30, 2010, respectively)		189,057,940	—	—
Series B Redeemable Convertible Preferred Shares (US$0.00002 par value, 7,441,450 and nil shares authorized; 7,441,450 and nil shares issued and outstanding as of December 31, 2009 and June 30, 2010, respectively)		287,703,831	—	—

Equity
Ordinary shares (US$0.00002 par value, 487,183,400 and 500,000,000 shares authorized; 50,731,450 and 86,927,850 shares issued and outstanding as of December 31, 2009 and June 30, 2010, respectively)		7,809	12,752	1,880
Additional paid-in capital		193,929,492	1,087,272,773	160,329,245
Statutory reserves		38,434,698	38,434,698	5,667,581
Other comprehensive loss		—	(220,100)	(32,456)
Retained earnings		233,703,754	456,847,359	67,366,712

Total equity		466,075,753	1,582,347,482	233,332,962

Total liabilities and equity		2,242,649,338	3,408,251,540	502,580,777

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Ordinary Shares
	Number of shares	Par value	Additional paid in capital	Retained earnings	Statutory reserves	Other comprehensive loss	Total equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2009	50,731,450	7,809	121,463,257	243,053,372	25,825,125	—	390,349,563
Series A Redeemable Convertible Preferred Shares accretion	—	—	—	(15,195,999)	—	—	(15,195,999)
Series B Redeemable Convertible Preferred Shares accretion	—	—	—	(20,208,918)	—	—	(20,208,918)
Deemed dividend to a preferred shareholder	—	—	8,015,089	(8,015,089)	—	—	—
Contribution from the Shareholders in the form of ordinary shares	—	—	43,561,732	—	—	—	43,561,732
Non-cash compensation to ordinary shareholders/employees	—	—	3,425,855	—	—	—	3,425,855
Net loss attributable to JinkoSolar Holding Co., Ltd.	—	—	—	(12,170,859)	—	—	(12,170,859)

Balance as of June 30, 2009	50,731,450	7,809	176,465,933	187,462,507	25,825,125	—	389,761,374

Balance as of January 1, 2010	50,731,450	7,809	193,929,492	233,703,754	38,434,698	—	466,075,753
Series A Redeemable Convertible Preferred Shares accretion	—	—	—	(13,433,242)	—	—	(13,433,242)
Series B Redeemable Convertible Preferred Shares accretion	—	—	—	(17,479,734)	—	—	(17,479,734)
Other comprehensive loss	—	—	—	—	—	(220,100)	(220,100)
Share-based compensation charge	—	—	17,108,832	—	—	—	17,108,832
Issuance of ordinary shares pursuant to initial public offerings	23,340,000	3,187	368,561,458	—	—	—	368,564,645
Conversion of Series A preferred shares into ordinary shares upon the completion of initial public offering	5,375,150	734	202,490,448	—	—	—	202,491,182
Conversion of Series B preferred shares into ordinary shares upon the completion of initial public offering	7,481,250	1,022	305,182,543	—	—	—	305,183,565
Net income attributable to JinkoSolar Holding Co., Ltd.	—	—	—	254,056,581	—	—	254,056,581

Balance as of June 30, 2010	86,927,850	12,752	1,087,272,773	456,847,359	38,434,698	(220,100)	1,582,347,482

Balance as of June 30, 2010 USD (Note 2(b))	86,927,850	1,880	160,329,245	67,366,712	5,667,581	(32,456)	233,332,962

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED CASHFLOW STATEMENTS

	For the six months ended
	June 30, 2009	June 30, 2010
	RMB	RMB	USD (Note 2(b))
Cash flows from operating activities:
Net (loss)/ income attributable to JinkoSolar Holding Co., Ltd	(12,170,859)	254,056,581	37,463,184
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Non-cash compensation to ordinary shareholders/employees	3,425,855	—
Share-based compensation charge	—	17,108,832	2,522,868
Change in fair value of forward contracts (Note 15)	—	(74,605,726)	(11,001,360)
Change in fair value of embedded derivatives (Note 15)	35,539,470	(54,938)	(8,101)
Change in deferred tax assets	—	(8,709,316)	(1,284,276)
Change in deferred tax liabilities	—	16,060,904	2,368,341
Depreciation of property, plant and equipment	17,528,127	34,915,992	5,148,712
Property, plant and equipment disposals	—	3,307,850	487,776
Amortization of land use rights	513,541	1,874,305	276,385
Amortization of intangible assets	—	33,964	5,008
Amortization of deferred financing costs	—	250,000	36,865
Inventory provision	3,615,254	4,585,559	676,187
Provision for accounts receivables	—	8,138,967	1,200,172
Exchange (gain)/loss	(1,168,367)	812,422	119,800
Changes in operating assets and liabilities:
Decrease /(increase) in accounts receivable	49,343,153	(45,616,651)	(6,726,631)
Increase in notes receivable	(5,460,000)	(1,047,270)	(154,430)
Increase in advances to a related party	—	(6,124,427)	(903,108)
Increase in advances to suppliers	(167,881,118)	(114,544,449)	(16,890,725)
Increase in inventories	(15,753,705)	(230,171,108)	(33,941,032)
Increase in other receivables from related parties	—	(88,358)	(13,029)
Increase in prepayments and other current assets	(6,714,624)	(13,422,255)	(1,979,246)
Increase in other assets	(2,493,333)	—	—
Increase in accounts payable	43,953,510	139,254,877	20,534,524
Increase in accrued payroll and welfare expenses	5,947,083	14,670,821	2,163,359
(Decrease)/increase in advances from third party customers	(116,948,166)	57,117,638	8,422,567
(Decrease)/increase in other payables and accruals	(36,129,696)	23,137,635	3,411,876
Increase in income tax payable	—	22,923,867	3,380,353

Net cash (used in)/ provided by operating activities	(204,853,875)	103,865,716	15,316,039

Cash flows from investing activities:
Increase in restricted cash	(2,922,000)	(96,958,174)	(14,297,452)
Purchase of property, plant and equipment	(49,135,432)	(398,182,287)	(58,715,961)
Purchase of land use rights	(6,000,000)	(5,817,000)	(857,775)
Purchase of intangible assets	—	(143,932)	(21,224)
Cash collected for short-term investment	—	24,200,000	3,568,532
Net cash paid for acquisition of a subsidiary	(27,786,333)	—	—
Repayment of loan by a third party	3,000,000	—	—

Net cash used in investing activities	(82,843,765)	(476,901,393)	(70,323,880)

JINKOSOLAR HOLDING CO., LTD.

THE UNAUDITED CONDENSED CONSOLIDATED CASHFLOW STATEMENTS — (Continued)

	For the six months ended
	June 30, 2009	June 30, 2010
	RMB	RMB	USD (Note 2(b))
Cash flows from financing activities:
Net proceeds from initial public offering	—	368,564,645	54,348,543
Cash paid for capital lease	(3,744,480)	(3,692,176)	(544,448)
Borrowings from third parties	612,262,580	677,845,016	99,955,027
Repayment of borrowings to third parties	(129,000,000)	(497,456,806)	(73,354,981)
Increase in restricted cash for notes payable	(98,132,425)	(14,250,039)	(2,101,311)
Increase in notes payable	93,100,000	73,405,077	10,824,313

Net cash provided by financing activities	474,485,675	604,415,717	89,127,143

Effect of foreign exchange rate changes on cash	(2,160)	(14,844,096)	(2,188,910)

Net increase in cash and cash equivalent	186,785,875	216,535,944	31,930,392
Cash and cash equivalent, beginning of period	27,323,587	152,479,597	22,484,642

Cash and cash equivalent, end of period	214,109,462	369,015,541	54,415,034

Supplemental disclosure of cash flow information
Cash paid for income taxes	—	12,070,807	1,779,961
Cash paid for interest expenses	12,520,316	25,508,330	3,761,458
Supplemental disclosure of non-cash investing and financing cash flow information
Purchases of property, plant and equipment included in notes payables and other payables	75,601,450	116,992,480	17,251,711
Payable under capital lease	7,488,962	—	—
Payable for business combination	41,462,500	—	—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of JinkoSolar Holding Co., Ltd. (the “Company”), its subsidiaries, which include Paker Technology Limited (“Paker”), Jinko Solar Co., Ltd. (“Jiangxi Jinko,” formerly known as Jiangxi Kinko Energy Co., Ltd., Jiangxi Jinko Energy Co., Ltd. or Jiangxi Jinko Solar Co., Ltd.), the subsidiary of Parker, JinkoSolar International Limited (“JinkoSolar International”), the subsidiaries of Jiangxi Jinko, Zhejiang Jinko Solar Co., Ltd. (“Zhejiang Jinko,” formerly known as Zhejiang Sun Valley Energy Application Technology Co., Ltd.) and JinkoSolar Import and Export Co., Ltd. (“Jinko Import and Export”). The Company and its subsidiaries are collectively referred to as the “Group.”

On April 1, 2010, Paker established JinkoSolar GmbH as a wholly owned subsidiary in Germany to facilitate the development of the Group’s business in the overseas market.

On June 13, 2010, Zhejiang Jinko established Zhejiang Jinko Import and Export and accordingly Zhejiang Jinko Import and Export became a wholly owned subsidiary of Zhejiang Jinko. Zhejiang Jinko Import and Export was established to facilitate the Company’s import and export activities in the PRC. As of June 30, 2010, this company has yet to commence its business.

For the periods presented, the Group is principally engaged in manufacturing, processing and sale of polycrystalline and monocrystalline silicon ingots, wafers, cells and modules in the PRC.

All significant transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

2.	PRINCIPAL ACCOUNTING POLICIES

a. Basis of presentation and use of estimates

The accompanying unaudited condensed consolidated financial statements were prepared on a basis substantially consistent with the Company’s audited consolidated financial statements for the year ended December 31, 2009. These unaudited condensed consolidated financial statements have been prepared in accordance with US GAAP for interim financial information.

In the opinion of the Company’s management, the accompanying unaudited condensed consolidated financial statements contain all normal recurring adjustments necessary for a fair statement of the Company’s consolidated financial statements as of June 30, 2010 and for the six months ended June 30, 2009 and 2010. The year-end condensed balance sheet data as of December 31, 2009 was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America. These unaudited financial statements should be read in conjunction with the Company’s consolidated financial statements and related notes as of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009.

The preparation of unaudited condensed consolidated financial statements in conformity with US GAAP requires the Company’s management to make estimates and assumptions that affect the amounts reported in the accompanying unaudited condensed consolidated financial statements and related disclosures. Actual results could materially differ from these estimates.

b. Convenience translation

Translations of amounts from RMB into United States dollars (“US$”) are solely for the convenience of readers and these were calculated at the rate of RMB6.7815 to US$1.00, the noon buying rate in effect on June 30, 2010 in New York City for cable transfers of RMB as certified for customs purposes by the Federal

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reserve Bank of New York. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2010, or at any other rate.

c. Recent accounting pronouncements

In January 2010, the FASB issued an accounting standard update on improving disclosures about fair value measurements. The updated guidance amends existing disclosure requirements by adding required disclosures about items transferring into and out of Levels 1 and 2 in the fair value hierarchy; adding separate disclosures about purchase, sales, issuances, and settlements relative to Level 3 measurements; and clarifying, among other things, the existing fair value disclosures about the level of disaggregation. This update is effective for fiscal years beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which is effective beginning the first quarter of 2011. The implementation of the updated guidance did not result in any material impact on the Company’s condensed consolidated financial statements for the six months ended June 30, 2010. The Company does not expect the adoption of the amended disclosure requirement related to Level 3 measurement will have a material impact on the Company’s financial statement.

3.	TAXATION

As a company incorporated in the Cayman Islands, the Company is not subject to tax on income or capital gain. The Company’s subsidiaries established in Hong Kong, Paker and JinkoSolar International are subject to Hong Kong profit tax at a rate of 16.5% for 2009 and 2010 on their assessable profit. No Hong Kong profit tax was provided as the Group did not have assessable profit that was earned in or derived from Hong Kong during the periods presented.

For the periods presented, the Company’s subsidiaries in the PRC are subject to Corporate Income Tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprise and Foreign Enterprises and the Enterprise Income Tax Law (collectively the “PRC Income Tax Laws”). As foreign invested enterprises, Jiangxi Jinko and Zhejiang Jinko are each entitled to a two year tax exemption from CIT starting the year in which they achieve a cumulative profit, and a 50% CIT reduction for the succeeding three years thereafter. Jiangxi Jinko was loss making for the period from inception to the year ended December 31, 2007. Jiangxi Jinko started to have cumulative profits in year 2008 but did not record any income tax liability as of those dates given Jiangxi Jinko was entitled to the two year tax exemption. Zhejiang Jinko was entitled to the two year tax exemption for years ended December 31, 2008 and 2009. Zhejiang Jinko had cumulative loss for the year ended December 31, 2009. Jiangxi Jinko and Zhejiang Jinko are each subject to CIT rate of 12.5% starting from year 2010. Income tax expense for the Group was RMB34.6 million for the six months ended June 30, 2010. Jinko Import and Export had no taxable profit for the six months ended June 30, 2010.

Valuation allowances have been provided on the net deferred tax asset due to the uncertainty surrounding their realization. As of December 31, 2009 and June 30, 2010, valuation allowances of RMB1,994,833 and RMB2,829,343 were provided because it was more likely than not that the benefits of the deferred income taxes will not be realized. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	SHORT-TERM INVESTMENTS

Short-term investments included time deposits with original maturity of more than 3 months and investments in certain open-end equity funds in the PRC. As of June 30, 2010, time deposits with amount of RMB15,800,000 were held as collateral for issuance of bank acceptance notes to vendors for purchase of raw materials.

5.	ADVANCES TO SUPPLIERS

	December 31, 2009	June 30, 2010
	RMB	RMB
Advances to suppliers under purchase contracts with terms of less than 1 year	92,059,655	204,770,212
Advances to suppliers under purchase contracts with terms of more than 1 year (Note 15)	232,164,000	232,164,000

Total	324,223,655	436,934,212
Advances to suppliers to be utilized beyond one year	(230,899,519)	(223,312,630)

Advances to suppliers — current	93,324,136	213,621,582

In July 2008, the Group entered into two long-term purchase agreements with two suppliers to purchase an aggregate 8,550 tons of virgin polysilicon materials over a period of five to ten years. These agreements stipulated the contractual advance payments according to specified timetable. In January and February 2009, the Group and the respective suppliers agreed to amend these agreements whereby the purchase terms and payment schedules were revised. Advance payments of which receipt of goods are expected to be beyond one year as of the balance sheet date are classified as non-current assets in the Group’s consolidated balance sheets.

As of June 30, 2010, advance to suppliers with terms of less than 1 year mainly represent payments for procurement of recoverable silicon materials, virgin polysilicon and solar cells and the Group has delivery plan with the respective suppliers to receive the materials in the next six months.

No provision was made against the balance of advances to suppliers as of June 30, 2010 based on management’s assessment of the recoverability of such advances (Notes 15).

6.	INVENTORIES

Inventories consisted of the following:

	December 31, 2009	June 30, 2010
	RMB	RMB
Raw materials	118,098,674	168,739,182
Work-in-progress	47,144,472	67,103,829
Finished goods	84,772,679	238,688,207

	250,015,825	474,531,218
Provision	(4,823,427)	(3,753,271)

Total	245,192,398	470,777,947

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of June 30, 2010, Jiangxi Jinko had short-term and long-term bank borrowings of RMB188,000,000 and RMB59,000,000 which were collateralized on its inventories of RMB423,410,662.

7.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	December 31, 2009	June 30, 2010
	RMB	RMB
Value-added tax recoverable	46,262,641	77,117,199
Value-added tax refundable on export sales	28,861,308	23,365,652
Employee advances	2,177,176	5,348,608
Prepaid service fees	2,707,257	4,278,797
Prepaid rent and others	1,718,503	3,606,934
Advance to a supplier to be refunded	1,993,697	1,993,697
Prepaid qualification authentication fee	2,098,148	1,355,340
Deposits for custom duty and rental	3,497,913	1,153,769
IPO related costs	15,507,350	—

Total	104,823,993	118,219,996

Value-added tax recoverable represented the balance that the Group can utilize to deduct its value-added tax liability within the next 12 months. Value-added tax refundable on export sales are calculated at certain rates, ranged from 5% to 17% for various products during the six months ended June 30, 2010, of the Group’s export sales and will be refunded from tax authorities within the next 12 months.

IPO related costs comprised professional fees incurred in relation to the Group’s initial public offering. These expenses have been offset against the proceeds when the offering was consummated on May 14, 2010 and recorded as a reduction of additional paid in capital.

Advance to a supplier to be refunded represents a prior advance payment of RMB5,993,697 made by Jiangxi Jinko to a supplier who failed to deliver goods in accordance with relevant contracts, net of a provision of RMB4,000,000 as of June 30, 2010.

As of December 31, 2009 and June 30, 2010, all of the employee advances are interest-free, not collateralized and will be repaid or settled within one year from the respective balance sheet dates.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment and related accumulated depreciation are as follows:

	December 31, 2009	June 30, 2010
	RMB	RMB
Buildings	119,063,891	167,607,807
Machinery and equipment	530,829,001	927,491,496
Furniture, fixture and office equipment	8,692,752	7,731,076
Motor vehicles	6,231,734	11,056,500

Subtotal	664,817,378	1,113,886,879
Less: accumulated depreciation	(54,694,338)	(89,610,330)

Subtotal	610,123,040	1,024,276,549
Construction in progress	131,358,409	24,219,217

Property, plant and equipment, net	741,481,449	1,048,495,766

Costs incurred in the construction are capitalized and transferred to property and equipment upon completion, at which time depreciation commences. Interest costs are capitalized for qualifying assets. Interest costs capitalized for the six months ended June 30, 2009 and 2010 were nil and RMB1,680,456 respectively.

Depreciation expenses were RMB34,915,992 and RMB17,528,127 for the six months ended June 30, 2009 and 2010, respectively.

Construction in progress primarily represents the construction of production line for solar cell at Zhejiang Jinko. Costs incurred in the construction were transferred to property, plant and equipment upon construction completion and the buildings and machinery became ready for use, at which time depreciation also commenced.

As of December 31, 2009 and June 30, 2010, included in machinery and equipment are assets of RMB14,125,273 under capital lease. The total net book value of such assets as of December 31, 2009 and June 30, 2010 were RMB 12,249,306 and RMB11,546,916, respectively.

As of June 30, 2010, property, plant and equipment with net book value amounting to RMB442,207,127 are pledged as collateral for the Group’s short-term and long-term borrowings of RMB52,000,000 and RMB200,000,000, respectively.

9.	LAND USE RIGHTS, NET

Land use rights represent fees paid to the government to obtain the rights to use certain lands over periods of 50 or 70 years, as applicable, in the PRC.

Amortization expenses were RMB513,541 and RMB1,874,305 for the six months ended June 30, 2009 and 2010, respectively.

As of June 30, 2010, land use rights with net book value amounting to RMB179,066,983 are pledged as collateral for the Group’s short-term and long term borrowings of RMB92,000,000 and RMB71,000,000, respectively.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	OTHER PAYABLES AND ACCRUALS

Other payables and accruals consisted of the following:

	December 31, 2009	June 30, 2010
	RMB	RMB
Payables for purchase of property, plant and equipment	91,387,236	116,992,480
Accrued IPO cost	9,835,056	15,825,296
Accrued utilities and rentals	6,790,382	8,360,222
Accrued warranty cost	1,727,717	7,635,403
Freight charges payables	—	5,965,748
Accrued professional service fees	—	750,000
Capital lease obligations	3,692,176	—
Others	3,317,483	4,941,893

Total	116,750,050	160,471,042

11.	(LOSS)/EARNINGS PER SHARE

On September 15, 2009, the Company effected a share split with the result of each one share held becoming 50 shares. Accordingly, all of shares and per share amount in the consolidated financial statements and the accompanying notes have been retroactively adjusted to reflect the change in ratio for all periods presented. Basic earnings per share and diluted earnings per share have been calculated as follows:

	For the six months ended
	June 30, 2009	June 30, 2010
	RMB	RMB
Numerator:
Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.	(12,170,859)	254,056,581
Series A Redeemable Convertible Preferred Shares accretion	(15,195,999)	(13,433,242)
Series B Redeemable Convertible Preferred Shares accretion	(20,208,918)	(17,479,734)
Allocation to preferred shareholders	(20,222,424)	(15,156,606)
Deemed dividend to a preferred shareholder	(8,015,089)	—

Net (loss) / income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	(75,813,289)	207,986,999

Denominator:
Denominator for basic calculation — weighted average number of ordinary shares outstanding	50,731,450	60,130,515
Dilutive effects of share-based compensation	—	127,134

Denominator for diluted calculation — weighted average number of ordinary shares outstanding*	50,731,450	60,257,649

Basic (loss) / earnings per share attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	(1.49)	3.46
Diluted (loss) / earnings per share attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	(1.49)	3.45

*	The potentially dilutive Redeemable Convertible Preferred Shares were not included in the calculation of dilutive (loss)/earnings per share for the periods ended June 30, 2009 and 2010 because of their anti-dilutive effect.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	SHARE OPTION PLAN

The Group adopted a long-term incentive plan (the “Plan”) in July 2009 which was subsequently amended and restated. The Plan provides for the issuance of options of the Company’s ordinary shares in the amount of up to 7,325,122. The options have a contractual life of seven years with the exception of certain options granted to an employee that can be exercised till October 1, 2013. From August 28, 2009 to September 15, 2009, options were granted to certain of the Group’s administrative and management personnel to purchase in total 3,024,750 shares of the Company’s ordinary shares at an exercise price of US$3.13 per share. On April 6, 2010, the exercise price of these share options was adjusted from US$3.13 per share to US$2.08 per share (“repricing”). The impact of this amendment of RMB4,385,871 was recognized in the six months ended June 30, 2010. The share options will generally vest in 5 successive equal annual installments on the last day of each year from the grant date, provided that the personnel’s service with the Group has not terminated prior to each such vesting date. For one employee, the share options will vest in a series of 36 successive equal monthly installments, on the last day of each month, commencing from October 1, 2008, provided that the personnel’s service with the Group has not terminated prior to each such vesting date.

On January 25, 2010, the Company granted to certain officers and employees options to purchase 726,250 ordinary shares of the Company at an exercise price of 85% of the initial public offering price per share. These options will vest in five successive equal annual installments on the last day of each year from January 25, 2010, provided that the personnel’s service with the Group has not been terminated prior to each such vesting date. These share options were considered as not effectively granted until their exercise price had been determined at US$2.08 on April 12, 2010.

From April 12, 2010 to April 26, 2010, the company granted additional options to purchase 785,480 ordinary shares at an exercise price of US$2.08 per share to certain administrative and management personnel. The share options will generally vest in 5 successive equal annual installments on the last day of each year from the grant date, provided that the personnel’s service with the Group has not terminated prior to each such vesting date.

No portion of the share option, even vested, may be exercised prior to and within the 180-day period following an effective initial public offering as defined in the Plan. Given the exercise restriction, the recognition of share-based compensation expense was delayed. Such expense accumulated from grant date was recognized at the time of the Company’s initial public offering on May 14, 2010.

As of June 30, 2010, the Company had 4,434,830 options outstanding. There were 101,650 options forfeited from the options grant date to June 30, 2010. No options were exercised or expired from the options grant dates to June 30, 2010. The weighted average remaining contractual life and the intrinsic value of the options outstanding as of June 30, 2010 was 5.7 years and RMB10,390,188. As of June 30, 2010, the number of options vested but not exercisable was 556,033. The weighted average remaining contractual life and the intrinsic value of these options was 3.3 years and RMB1,302,708 as of June 30, 2010, respectively. As of June 30, 2010, the number of non-vested options was 3,878,797.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of activities under the plan is as follow:

	Number of option outstanding	Weighted-Average Exercise Price (US$/share)	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic value (Rmb)
Balance as of January 1, 2010	3,024,750	2.08
Granted	1,511,730	2.08
Exercise	—	—
Forfeited	(101,650)	2.08

Balance as of June 30, 2010	4,434,830	2.08	5.7	10,390,188

Vested and expected to vest as of June 30, 2010	4,086,667	2.08	5.7	9,574,491

Vested and exercisable as of June 30, 2010	—	—	—	—

The aggregate intrinsic value is calculated as the difference between the market value of ordinary shares in an amount of US$2.43 per share as of June 30, 2010 and the exercise prices of the options.

The weighted average grant date fair value of options granted during the six months ended June 30, 2010 was RMB16.85 per share. The total fair value of options vested during the six months ended June 30, 2010 was RMB4,586,778.

Total share-based compensation expense, determined based on the fair value of the options on the grant dates including the incremental charge resulted from the repricing, applying an estimated forfeiture rate of 0% to 10%, amounted to approximately RMB47,507,909, of which, the amount of RMB17,108,832 was recognized in the six months ended June 30, 2010.

The share-based compensation expense for the six months ended June 30, 2010 was recorded in the respective items:

For the six months ended June 30, 2010
RMB
Costs of revenues	1,053,748
Selling expenses	780,560
General and administrative expenses	15,274,524

Total	17,108,832

The fair value of options granted during the six months was estimated with the following assumptions:

For the six months ended June 30, 2010
Risk-free interest rate	3.45% – 3.51%
Exercise multiple	3.0
Expected dividend yield	0%
Expected volatility	95%
Fair value per option at grant date (RMB)	16.77 – 16.99

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	RELATED PARTY TRANSACTIONS AND BALANCES

(a) Related party balances

Outstanding amounts due from/to related parties:

	December 31, 2009	June 30, 2010
	RMB	RMB
Amounts due from related parties:
Accounts receivables from a related party:
Accounts receivable from a subsidiary of ReneSola Ltd. (“ReneSola,” controlled by an immediate family member of the principal shareholders and directors of the Company, one of which is an executive officer of the Company)	100,382	100,382
Advances to a subsidiary of ReneSola Ltd. (“ReneSola,” controlled by an immediate family member of the principal shareholders and directors of the Company, one of which is an executive officer of the Company)	—	6,124,427

Other receivables from related parties:
Traveling advance to executive directors who are also shareholders	—	88,358

Total	100,382	6,313,167

	December 31, 2009	June 30, 2010
	RMB	RMB
Amounts due to related parties:

Current liabilities:
Other payables to Desun for leasing of land and buildings	550,152	550,152

Total	550,152	550,152

Balances due to related parties are interest-free, not collateralized, and have no definitive repayment terms.

(b) Related party transactions

For the six months ended June 30, 2009 and 2010, revenue from sales of products and provision of processing services to a subsidiary of ReneSola amounted to RMB28,317,315 and nil, respectively.

For the six months ended June 30, 2009 and 2010, purchases of raw materials from a subsidiary of ReneSola amounted to nil and RMB6,331,288, respectively. Advance payment of RMB6,124,427 was made to a subsidiary of Renesola as of June 30, 2010 for future raw materials purchase.

On January 1, 2008, Desun and Jiangxi Jinko entered into an operating lease agreement pursuant to which Desun leased its buildings and land use rights to Jiangxi Jinko for a ten-year period from January 1, 2008 to December 31, 2017. Desun was deconsolidated from the Group on July 28, 2008 and became a related party of the Group. For the six months ended June 30, 2009 and 2010, Desun charged Jiangxi Jinko RMB550,152 and RMB550,152 in rent, respectively.

During the six months ended June 30, 2010, the Shareholders provided guarantees for the Group’s several short-term and long-term bank borrowings. As of June 30, 2010, the Shareholders provided guarantees for

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Jiangxi Jinko and Zhejiang Jinko’s several short-term bank borrowings totalling RMB156,000,000 and RMB20,000,000, respectively, which mature within the next twelve months from June 30, 2010. As of June 30, 2010, the Shareholders provided guarantees for Jiangxi Jinko’s long-term bank borrowings of RMB230,000,000 which mature in years 2010 to 2012.

14.	SEGMENT INFORMATION

The Group operates in a single business segment that includes the design, development, and manufacture of PV products. The following table summarizes the Group’s net revenues generated from different geographic locations:

	Period Ended June 30,
	2009	2010
	RMB	RMB
China (including Hong Kong and Taiwan)	453,630,321	687,941,349
Outside China:
Germany	1,785,145	425,836,573
India	230,268	95,207,405
Italy	1,071,137	69,750,592
The Netherlands	15,445,237	25,780,595
Rest of the world	8,935,532	144,966,621
Total outside China	27,467,319	761,541,786

Total net revenue	481,097,640	1,449,483,135

15.	COMMITMENTS AND CONTINGENCIES

(a) Operating lease commitments

From January 1, 2008, Jiangxi Jinko leased buildings and land use rights, from Desun, under a non-cancelable operating lease expiring in January 2018, with an annum rental of RMB1,100,304 and an option to renew. During the same time, the Group also leased offices at various locations under non-cancelable operating lease from third parties.

Future minimum obligations for operating leases are as follows:

Period ending June 30,	RMB
2011	4,599,413
2012	2,541,161
2013	1,786,744
2014	1,718,986
2015	1,718,986
Years thereafter	2,786,850

Total	15,152,140

Rental expense under all operating leases were RMB1,515,882 and RMB1,801,353 for the six-month periods ended June 30, 2009 and 2010, respectively.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b) Capital commitments

The Group entered into several purchase agreements with certain suppliers to acquire machineries to be used in the manufacturing of its products. The Group’s total future payments under these purchase agreements amounted to RMB427,951,742 and RMB51,290,367, which were payable within and beyond one year from June 30, 2010, respectively.

(c) Polysilicon supplier agreements

The Group entered into long-term agreements with certain polysilicon vendors and manufacturers during 2008. These agreements specify contractual purchase commitments in quantities and pricing for future periods. The Group reviewed these contracts and determined that none of these agreements contain embedded derivatives as of June 30, 2010, nor would these supplier contracts cause the suppliers to be considered as variable interest entities. The Group does not anticipate that there will be any loss arising from the agreement for which the purchase prices are fixed.

The following is a schedule of future payment obligations under a fixed price long-term purchase agreement as of June 30, 2010:

Period ending June 30,	RMB
2011	43,048,312
2012	70,838,247
2013	69,481,947
2014	68,125,647
2015	66,769,347
Years thereafter	264,011,500

Total	582,275,000

(d) Contingencies

In the opinion of management, as confirmed by its legal counsel, as of June 30, 2010, the ownership structure of the Group is in compliance with all existing PRC laws and regulations. It is also in the opinion of management that potential losses arising from the ownership structure based on current regulatory environment is remote. However, the Company cannot be assured that the PRC government authorities will not take a view contrary to the opinion of management. In addition, there may be changes and other developments in the PRC laws and regulations or their interpretations. If the current ownership structure of the Group was found to be not in compliance with any existing or future PRC laws or regulations, the Group may be required to restructure its ownership structure and operations in the PRC to comply with current or new PRC laws and regulations.

On July 1, 2009, Jiangxi Jinko filed an action in Shangrao People’s Court, Jiangxi Province against one of its equipment suppliers, Beijing Jingyuntong Technology Co., Ltd. (“Jingyuntong”), for the defects in the monocrystalline furnaces it purchased from Jingyuntong and claimed for compensation of RMB1.82 million for the cost of replacing the defect parts of the furnaces and the loss caused by the defects. Jiangxi Jinko held payment of part of the purchase proceeds with the amount of RMB1.32 million. On July 20, 2009, Jingyuntong filed an action in Daxing People’s Court, Beijing, the PRC against Jiangxi Jinko for the payment of this RMB1.32 million and the compensation for Jiangxi Jinko’s late payment of this amount which is calculated at 0.5% per day on the unpaid amount starting from April 8, 2008. As of October 25, 2010, these two lawsuits are still ongoing and management believes losses associated with the lawsuits to be remote.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of June 30, 2010, the Group made US$20 million prepayments to Hoku Materials, Inc. (“Hoku”) under a long-term purchase agreement. Hoku is currently in the process of undertaking a construction project for producing the virgin polysilicon which the Group has contracted for. While the Group’s prepayment to Hoku is secured by a lien on Hoku’s assets according to the terms of the supply contract with Hoku, such lien is deeply subordinated and shared with all other customers and other senior lenders of Hoku. As disclosed in Hoku’s quarterly report for the quarter ended June 30, 2010 filed on Form 10-Q on August 5, 2010, having closed $48.3 million in debt financing in 2010 Q2, Hoku continues to make significant progress on the construction of its plant and plans the start-up of first 2,500 metric tons of capacity at the end of December 31, 2010. As of June 30, 2010, the Group did not record any provisions in relation to the prepayment to Hoku as the potential impairment loss was not probable or estimable. However, if Hoku fails to complete its construction project, which could cause it to fail to fulfill its contractual delivery obligations to the Group, or if Hoku ceases to continue as a going concern, the Group may have difficulty recovering all or any of the deposits of US$20 million the Group paid to Hoku, which could have a material adverse effect on the financial condition of the Group.

(e) Guarantees

On June 13, 2009, Jiangxi Jinko entered into a loan agreement with Heji, in the principal amount of RMB100 million with a term of three years. Of this amount, RMB50 million was outstanding as of June 30, 2010. In consideration of this loan agreement, Heji required Jiangxi Jinko to enter into a guarantee agreement with Jiangxi International Trust Co., Ltd. (“JITCL”) on May 31, 2009 for Heji’s payment obligations under its separate trust loan agreement with JITCL (“JITCL Loan Agreement”), under which JITCL extended a loan to Heji in the principal amount of RMB50 million for a term of three years. In the event that Heji fails to perform its obligations under the JITCL Loan Agreement or otherwise defaults thereunder, Jiangxi Jinko will become liable for Heji’s obligations under the JITCL Loan Agreement. The Group recorded a guarantee liability of RMB1.5 million as of June 30, 2010.

16.	FAIR VALUE MEASUREMENTS

(a) Foreign exchange forward contracts

The Company has entered into foreign exchange forward contracts with local banks to reduce volatility in the Company’s economic value from foreign currency fluctuations. These contracts are not designated as hedges and are marked to market at each reporting date, with changes in fair value recognized in the consolidated statements of operations. The Company held foreign exchange forward contracts with a total notional value of US$308 million and EUR68.6 million as of June 30, 2010. These foreign exchange forward contracts mature between 1 to 18 months. The Company used a discounted cash-flow methodology to measure fair value, which requires inputs such as interest yield curves and foreign exchange rates. The significant inputs used in the aforementioned model can be corroborated with market observable data and therefore the fair value measurements are classified as level 2.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b) Recurring change in fair value

As of June 30, 2010, information about inputs into the fair value measurements of the Company’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measurements at Reporting Date Using
Description	Balance as of June 30, 2010	Quote Prices in Active market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Foreign exchange forward contracts	74,605,726	—	74,605,726	—
Short term investments	26,042,200	26,042,200	—	—

(c) Liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3 valuation)

A summary of changes in Level 3 2009 and 2010 Performance Adjustment Derivative Liabilities for the six months ended June 30, 2009 and 2010 were as follows:

RMB
Balance at January 1, 2009	30,017,369
Realized loss included in Change in Fair Value of Derivative	35,539,470
Realized loss reduced by contribution by founders	(43,561,732)

Balance at June 30, 2009	21,995,107

Balance at January 1, 2010	54,938
Derecognition of embedded derivatives	(54,938)

Balance at June 30, 2010	—

17.	BORROWINGS

(a) Short-term borrowings

	As of December 31, 2009	As of June 30, 2010
	RMB	RMB
Short-term bank borrowings	516,084,026	696,472,236
Long-term bank borrowings — current portion (Note 17(b))	60,000,000	60,000,000

Total short-term borrowings	576,084,026	756,472,236

The short-term borrowings outstanding for the six months ended June 30, 2010 carried a weighted average interest rate of 4.79% per annum. These borrowings are for one year term and mature at various dates. Proceeds from these short-term borrowings were for working capital purpose. None of the short-term bank borrowings had financial covenants or restrictions other than pledge of the Group’s assets as described below.

Included in the balance of short-term bank borrowings as of June 30, 2010 were borrowings of RMB54,304,528, RMB66,238,889, RMB15,098,786 and RMB14,230,031, which are denominated and repayable in EURO, USD, JPY and CHF, respectively.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Included in the balance of short-term bank borrowings as of June 30, 2010, RMB475,472,235 was drawn down during the six months period ended June 30, 2010, of which RMB365,522,462 were collateralized on part of the Group’s accounts receivables, letter of credit, land use right, buildings and inventory and were guaranteed by Jiangxi Jinko and the Shareholders.

(b) Long-term borrowing

	As of December 31, 2009	As of June 30, 2010
	RMB	RMB
Long-term bank borrowings	410,000,000	410,000,000
Less: Current portion	(60,000,000)	(60,000,000)
Deferred financing cost	(1,250,000)	(1,000,000)

Total long-term borrowings	348,750,000	349,000,000

Future principal repayments on the long-term borrowings are as follows:

Period ended June 30,	RMB
2011	60,000,000
2012	169,000,000
2013	181,000,000

Total	410,000,000

Included in the balance of long-term bank borrowing as of June 30, 2010, RMB30,000,000 was obtained during the six months period ended June 30, 2010. These borrowings are repayable from September 2011 to May 2013 and collateralized by certain of the Group’s manufacturing equipment, land use right, buildings and guaranteed by Jiangxi Jinko. These borrowings carry variable interest rates that are determined by reference to the prevailing base lending rate set by PBOC. The effective interest rate of these borrowings was 5.43% as of June 30, 2010.

18.	SUBSEQUENT EVENTS

From June 30, 2010 to October 26, 2010, the Group obtained additional short-term bank borrowings of RMB1,091.3 million and repaid short-term and long-term bank borrowings of RMB509.2 million and 30 million, respectively.

On August 4, 2010, Jiangxi Jinko established Shangrao JinkoSolar Vocational Training School as a wholly owned subsidiary to facilitate the training of the Group’s employees.

JinKO Solar

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3,500,000 American Depositary Shares

JinkoSolar Holding Co., Ltd.

Representing 14,000,000 Ordinary Shares

Credit Suisse

William Blair & Company	Roth Capital Partners

Collins Stewart

Rodman & Renshaw, LLC